NEWMARK











2024

To Our Stockholders

Newmark's talent-led and client-first approach continues to drive strong financial performance.[1] In 2024, the Company delivered double-digit revenue and earnings improvement. Our top-line growth accelerated during each quarter of 2024 as we executed high-profile capital markets and leasing transactions, won new clients, expanded engagements with existing clients, and broadened our recurring businesses, which continue to increase as a percentage of Total Revenues.[2] This momentum continued in the first half of 2025, with a 21% increase in Total Revenues and improvements of 36% or more across earnings measures, all driven by organic growth.[3]

CONSISTENT PERFORMANCE WITH DOUBLE-DIGIT GAINS

Newmark reported eight consecutive quarters of solid revenue growth in Management Services, Servicing, and Other, seven quarters in a row of double-digit gains in Capital Markets, and five successive quarters of improved performance for Leasing and Other Commissions, all as of June 30, 2025.[4] Highlights included:

– **Management & Servicing** revenues rose by 14% in 2024 and 12% in the first half of 2025, with continued growth from businesses including Valuation & Advisory, Occupier Solutions, Servicing and Asset Management, and Property Management.[5]

– **Leasing** fees increased by 16% for the twelve months ended June 30, 2025 (the "trailing twelve months") compared with the prior year period. This included a 21% improvement in the first half of 2025, which was more than double the average Leasing revenue growth of our publicly traded full service peers over the same period. Our outperformance was driven by double-digit growth in office and retail volumes and robust demand in key gateway markets like New York City, the San Francisco Bay Area, and Boston.[6] We continue to expand both our Leasing and Occupier Solutions footprints, providing corporations with comprehensive real estate solutions on a global scale in nearly 100 countries.

– **Capital Markets** revenues grew by 17% in 2024 and 36% in the first half of 2025. These results reflected strong gains across every major property type, as Newmark outpaced the industry in both investment sales and origination.[7] We also achieved a 35% increase in Fannie Mae origination volumes over the trailing twelve months, which we expect to drive the future growth of our high-margin Servicing revenues.

– **Earnings** measures significantly improved in 2024 and in the first half of 2025, reflecting both robust top-line growth and ongoing cost discipline.[8]

TRANSFORMATIVE & INDUSTRY-LEADING GROWTH

For nearly 14 years, Newmark has experienced extraordinary growth and transformation. From 2011 to 2024, we increased Total Revenues by a CAGR of 21% – meaningfully outpacing the 13% average for our publicly traded peers. Newmark's revenues improved by 11% in 2024 versus 8% for the mean competitor, and by 21% in the first half of 2025, which was nearly ten percentage points above the industry average.[9]

Successful Execution of Our Growth Plan

In 2011, we laid out a bold plan to become a top-tier global commercial real estate services provider. We have since transformed Newmark into a leading and fully integrated real estate service provider through sustained investments in top talent, a thoughtful approach to growth, increased platform integration, and superior execution. As we dramatically increased our market share in Capital Markets, significantly improved our recurring revenues, and meaningfully expanded our international footprint, we succeeded in increasing our overall top line from just under $230 million in 2011 to over $2.9 billion over the twelve months ended June 30, 2025.

Capital Markets: From Challenger to Leader

In 2015, Newmark had 1.5% market share in U.S. commercial and multifamily originations and 3.3% in U.S. investment sales. By the end of the trailing twelve months, we dramatically improved to over 9% in origination, which was more than six times our market share in 2015, and to 10% in sales, which was triple our then-market share. We now rank among the leaders in U.S. and global investment sales, U.S. mortgage brokerage, and Fannie Mae and Freddie Mac multifamily origination.[10]

Newmark is the Go-To Provider for Innovative Solutions and Insights

Our ability to advise on both routine and bespoke transactions, including portfolio sales and entity-level M&A, has made us the go-to partner for institutional investors, private equity firms, and developers. For example, we completed over $20 billion in data center Capital Markets transactions over the trailing twelve months, while also advising on site selection and energy procurement related to these properties. As one of today's most sought-after and important asset classes, data centers demand a rare combination of technical insight, market expertise, and executional precision – which Newmark continues to deliver.

Our Capital Markets platform is now a defining feature of the Company's strength. This has in turn led to additional opportunities for Newmark to provide solutions to our clients across Leasing, Management Services, and Servicing. Please see some of the more prominent examples of Newmark helping owners and occupiers achieve their objectives in the case studies that accompany this letter.

Recurring Revenue as a Growth Engine

Ahead of our 2017 IPO, we focused on expanding Management Services and Servicing. These businesses have since been Newmark's fastest growing, more than tripling in revenues to more than $1.1 billion for the twelve months ended June 30, 2025 compared with 2017. This 16% CAGR outstrips the comparable growth of any of our full service peers. Recurring businesses now contribute nearly 40% of our Total Revenues.[11]

We continue to expand in key areas, including our Servicing & Asset Management platform, which generated a record $280 million of high margin and resilient revenues over the trailing twelve months. This was fueled by the growth of our loan portfolio, which increased by 5% to $182 billion as of June 30, 2025. We are also organically expanding in Underwriting and Due Diligence, Dedicated Staffing Solutions, Lease Administration, and Property Accounting. As we successfully cross-sell between our transactional and recurring service lines, we remain confident in achieving our goal of over $2 billion of Management and Servicing revenues by 2029.

Ongoing Global Expansion

Newmark is increasingly the platform of choice for exceptional talent and industry leaders across service lines and geographies. Since early 2024, we have welcomed dozens of top professionals globally in Debt & Structured Finance, GSE/FHA Origination, Investment Sales, Leasing, and Valuation & Advisory, as well as across our growing suite of recurring businesses.

As a result of our global expansion, international revenues were 13% of Newmark's top line in 2024, up substantially from less than 1% in 2017 – a 59% CAGR.[12] We expect the fourth quarter 2024 launch of our Capital Markets and Leasing businesses in Germany, along with recent high-profile additions across various service lines in France, the U.K., and Asia, to further strengthen our global position.

The rapid growth of our revenues across Capital Markets, recurring businesses, and our international operations have together transformed Newmark into a global powerhouse, even as we maintain our commitment to the highest total revenue per employee among full service peers and stay true to our culture of excellence.[13] We believe that our adaptable business model and diversified revenues make us better able to deliver sustainable results regardless of market cycles.

NEWMARK: ENGINEERED TO EXCEL

As I have said in the past, if you are great, you belong at Newmark. Greatness is not just what we strive for – it is how we aim to operate every day. Built with purpose, we engineer excellence at every level by leveraging top-tier talent, innovation, and thoughtful strategy to drive superior outcomes for our clients. These factors have made us a globally recognized full service provider.

Our focus on maintaining a strong financial position and cash flow generation, along with our commitment to client trust and a culture of collaboration, position us to outperform in nearly any environment. We therefore expect Newmark to produce industry-leading top- and bottom-line growth over time as we further elevate our brand. We remain energized by the opportunities ahead and remain committed to delivering long-term value for our clients, professionals, and stockholders. We thank you for your continued support.

Sincerely,



Barry

Barry M. Gosin
*Chief Executive Officer of Newmark Group, Inc. and
Chairman of Newmark & Company Real Estate, Inc.*

The endnotes to the above letter can be found prior to the 10-K. These endnotes also contain additional information with respect to the accompanying charts, tables, and the case studies[14] in the color section.



Performance Highlights

TTM June 2025 Revenues by Business



29%
Capital markets

39%
Management services, servicing fees, and other

31%
Leasing and other commissions

FY 2024 CRE Services Total Revenue per Average Employee



$367 — **Newmark**

$214 — **Full Service Peer Average**

Demonstrated Ability to Increase Market Share



1.5% / 9.4% — **Newmark Share of U.S. Commercial Mortgage Originations**

3.3% / 9.8% — **Newmark Share of U.S. Investment Sales**

■ 2015   ■ Trailing Twelve Months June 2025

Fastest Growing CRE Services Firm





Newmark by the Numbers

$2.9B+
TTM REVENUES

~$1.1T
2024 TRANSACTION VOLUME

8,400+
PROFESSIONALS

165
GLOBAL CLIENT
SERVICE LOCATIONS

55+
COMPANIES ACQUIRED
SINCE 2011

96
YEARS IN BUSINESS,
FOUNDED IN 1929

Note: Headcount and client service locations include independently-owned business partners. Excluding these business partners, we had approximately 8,000 employees in approximately 140 offices as of June 30, 2025. Our revenues and volumes are for Newmark company-owned offices only. Transaction Volume reflects the notional value of leasing, investments sales, mortgage brokerage, and GSE and FHA origination transacted by the Company as well as the estimated value of all properties appraised by our V&A businesses in 2024.

Powering the Future of AI Infrastructure

Newmark advised Blue Owl Capital and its partners in raising nearly $13 billion over the course of several months to fund the Lancium Clean Campus site in Abilene, Texas. In October 2024, Newmark advised on a $3.4 billion joint venture (JV) to fund the first phase of the project. In January 2025, Newmark arranged a $2.3 billion loan to capitalize the 206 megawatt, two-building facility on behalf of the JV partners. The JV launched a second phase in May 2025, expanding the capacity to 1.2 gigawatts total and adding six buildings, bringing the campus total to eight. Newmark orchestrated a $7.1 billion construction loan in support of phase two, marking the largest-ever U.S. data center financing. This landmark transaction underscores the Lancium Clean Campus's role as the flagship site for the Stargate AI infrastructure project, which is part of a broader effort to accelerate the development of artificial intelligence and aims to solidify the U.S.'s position as a global leader in the field.

PROJECT:
Lancium Clean Campus
Abilene, TX

OWNER:
Blue Owl Capital

PROJECT ADVISORY:
Capital Markets, Data Center and Infrastructure; Debt, Equity & Structured Finance



The Lancium Clean Campus will harness local energy sources including wind and solar power and provide onsite natural gas generation to supplement grid-provided energy. Photo Credit: Matthew Hinman

Advising on the Paris Skyline

Newmark represented Unibail-Rodamco-Westfield (URW) in an agreement to sell 80% of its stake in the 30-story Trinity Tower to Norges Bank Investment Management. Situated west of Paris in the La Défense business district, the 537,120 square-foot office tower is positioned atop a concrete platform that impressively spans a seven-lane roadway—a pioneering civil engineering achievement in France. Delivered in 2020, the tower is certified BREEAM Construction Excellent, HQE Exceptional, and BREEAM In-Use Excellent. In 2022, it was awarded the Best Tall Office Building prize by the Council on Tall Buildings and Urban Habitat.

PROJECT:
Trinity Tower
Paris, France

OWNER:
Unibail-Rodamco-Westfield

PROJECT ADVISORY:
Capital Markets;
Investment Sale



The Trinity Tower development encompasses approximately 495,000 square feet of office space and 43,000 square feet of services. Photo Credit: Luc Boegly



Sizewell C will provide low-carbon electricity for around six million homes for over 60 years. Photo Credit: Sizewell C

Facilitating the UK's Clean Energy Future

Newmark is acting on behalf of Sizewell C, the British 3.2-gigawatt nuclear power station currently under construction in Suffolk on England's east coast, securing a mix of leases across the UK to support the project's development. Sizewell C is one of the UK's most ambitious clean energy projects, projected to supply up to 7% of the UK's energy needs. Tasked with securing the accommodation required for the project, which is a sister power station to Hinkley Point C, Newmark has secured 27,140 square feet of office space in Central London, 8,786 square feet of office space in Manchester, and over 1.27 million square feet of warehouse and open storage space at Orwell Logistics Park in Ipswich.

PROJECT:
Sizewell C
Suffolk, England

PROJECT ADVISORY:
Tenant Representation



Unit 3 at Orwell Logistics Park, a 500,000-square-foot warehouse acquired to support the delivery of the Sizewell C power station. Photo Credit: Orwell Logistics Park



Positioned at the crossroads of Hudson Yards, West Chelsea, and the Hudson River waterfront, 3ELEVEN, designed by architect FXCollaborative, offers a premier collection of studio to three-bedroom residences.

PROJECT:
3ELEVEN
New York, NY

OWNER:
An Ares Real Estate Fund
Douglaston Development

PROJECT ADVISORY:
Capital Markets;
Debt, Equity & Structured Finance

Funding Inclusive Urban Living

Newmark and Greystone Capital Advisors secured $560 million in floating-rate debt on behalf of Ares Management and Douglaston Development for 3ELEVEN, a 60-story, 938-unit luxury apartment tower adjacent to Manhattan's Hudson Yards district. The strategic financing repaid the HSBC-led construction loan for the project, which was completed in 2023. The fully-leased property benefits from a 35-year tax abatement in exchange for reserving a portion of the units for affordable housing under the state's Affordable New York Housing Program 421-a (16). This arrangement highlights the development's commitment to both luxury living and community accessibility in one of New York City's prime locations.

Residents enjoy thoughtfully curated amenities, including elevated wellness, entertainment, and social spaces, all within one of Manhattan's most sought-after neighborhoods. Photo Credits: Douglaston Development



Refinancing the Jewel of Houston's Cityscape

Newmark secured the refinancing for Texas Tower, a 47-story trophy skyscraper in Houston, Texas. The $450 million loan financing package was assembled on behalf of owners Hines and La Caisse. Completed in 2021, the Class AA, LEED Platinum, 1.2 million-square-foot office tower is 95% leased and houses Hines' global headquarters. The strong demand from investors led to AAA-rated bonds being nearly five times oversubscribed, resulting in loan terms that exceeded expectations and delivered an exceptional result.

PROJECT:
Texas Tower
Houston, TX

OWNERS:
Hines
La Caisse

PROJECT ADVISORY:
Capital Markets;
Debt, Equity & Structured Finance



Texas Tower offers a state-of-the-art tenant experience aimed at maximizing productivity. Conceived as a vertically integrated campus, the building offers a wide range of amenities designed to enhance the tenant experience and create a modern, productive workplace.
Photo Credit: Hines



The Saint-Gobain North American Headquarters in Malvern, PA is pictured. Celebrating its 360th anniversary in 2025, Saint-Gobain SA remains more committed than ever to its purpose, "Making the World a Better Home."

Elevating Real Estate Portfolio Management

Newmark serves as the exclusive real estate provider to Saint-Gobain in North America. Saint-Gobain designs, manufactures, and distributes materials and solutions for construction, mobility, healthcare, and other industrial application markets. Managing 178 leased and 143 owned locations, Newmark acts as a fiduciary, employing a holistic approach to strategically manage and enhance the value of Saint-Gobain's U.S. and Canada real estate portfolio.

PROJECT:
Saint-Gobain North America
U.S. and Canada

PROJECT ADVISORY:
Brokerage Services;
Lease Administration;
M&A Advisory;
Project Management;
Technology;
Transaction Management;
Valuation & Advisory



Saint Gobain's CertainTeed Gypsum facility in Buchanan, NY is pictured. Photo Credits: Saint-Gobain North America



Photo Credit: Skechers

Stepping into European Growth

Newmark has advised Skechers, the American lifestyle and performance footwear brand, supporting the acquisition of more than 121 high-traffic, top-performing retail destinations across 11 countries in Europe since 2009. This expansion encompasses stores in high streets, shopping centers, outlets, and retail parks throughout Belgium, Finland, France, Germany, Italy, Norway, Portugal, Spain, Sweden, Switzerland, and the Netherlands. Highlights of this growth include flagship locations in Amsterdam, Barcelona, Berlin, Brussels, London, Madrid, Munich, Paris, and Rome. Backed by Newmark's strategic advisory, Skechers is poised to connect with an even broader audience with its intentionally curated footprint, delivering its hallmark mix of comfort and style throughout Europe.

PROJECT:
Skechers
Europe Multi-market

PROJECT ADVISORY:
Tenant Representation



Photo Credit: Skechers



The office component of Rockefeller Center is currently leased to global occupiers such as Deloitte, Lazard, Christie's, Simon & Schuster, and J.P. Morgan Chase, and features amenities such as Radio Park, a 24,000-square-foot green space on the roof of Radio City Music Hall.

Appraising a Historic New York Landmark

Newmark was engaged to conduct an appraisal of Rockefeller Center to support a refinancing initiative. The iconic, 7.3 million-square-foot Manhattan campus—a landmark originally developed in the 1930s—comprises more than a dozen buildings between 48th and 51st streets. The property was successfully refinanced with a $3.5 billion commercial mortgage-backed securities (CMBS) loan, representing the largest issuance ever secured for a single office asset. The five-year Single Asset Single Borrower (SASB) loan, co-led by Bank of America and Wells Fargo and carrying a fixed interest rate of 6.23 percent, was used to refinance Rockefeller Center's prior debt as well as to fund reserves to pay contractual leasing costs.



PROJECT:
Rockefeller Center
New York, NY

PROJECT ADVISORY:
Valuation & Advisory

Seventy stories above the plaza, the three-level Top of The Rock observation deck offers attractions including Skylift, a revolving glass-enclosed platform that elevates visitors nearly 900 feet in the air for 360-degree views of the New York City skyline and beyond. Photo Credits: Tishman Speyer

Collaborating to Elevate Office Space

Nome Capital Partners, based in Silicon Valley, selected Newmark to manage and lease Pleasanton Corporate Commons (PCC), a Class A 600,000-square-foot office campus in Pleasanton, California. By seamlessly integrating leasing and property management services for the four-building complex, Newmark advanced strategic leasing initiatives and operational improvements. The success-driven approach has positioned PCC for long-term success, enhancing tenant experience and maximizing asset performance.

PROJECT:
Pleasanton Corporate Commons
Pleasanton, CA

PROJECT ADVISORY:
Agency Leasing;
Property Management



Pleasanton Corporate Commons (PCC), in Northern California's Tri-Valley area, is located approximately 35 miles east of downtown San Francisco. The property is LEED® Platinum-certified and ENERGY STAR® rated. Photo Credit: Buildout Media

Driving Luxury Hospitality in Miami

Newmark advised Tricap on the landmark $420 million sale of the W Hotel South Beach, marking Miami's largest hotel transaction of 2024. The 20-story oceanfront property is situated on a prime 3.85-acre site in the heart of Miami's iconic South Beach district. The tower's distinctive design and prime oceanfront location have established it as a landmark within Miami Beach's luxury real estate market and offers residential living, with more than 200 individually owned condominiums. Originally delivered in 2009, the property features an array of luxury amenities, signature service, brand prestige, and vibrant atmosphere synonymous with the W Hotel's brand.

PROJECT:
W Hotel South Beach
Miami, FL

SELLER:
Tricap

PROJECT ADVISORY:
Capital Markets;
Investment Sale



Positioned adjacent to historic Miami Beach, with views of Biscayne Bay and the Miami River, the property represents a world-class hospitality asset in one of the most sought-after beach destinations. Photo Credit: Tricap



The Signature 1505 luxury student housing complex serving North Carolina State University in Raleigh. Photo Credit: The Preiss Company

Promoting Investment in Student Housing

Representing Nuveen and The Preiss Company in a joint venture, Newmark arranged the sale of a five-property student housing portfolio comprising 1,248 units and 3,693 beds across Florida, Texas, Indiana, and North Carolina. The portfolio's properties serve students attending five public universities—the University of Florida, Texas State University, Indiana University, North Carolina State University, and The University of Texas at Austin. Situated less than a mile from their respective campuses, each housing community features best-in-class amenities designed to enhance the student lifestyle. The transaction marks the largest sector portfolio sale in the U.S. for 2025, underscoring the strength of the student housing sector and continued investor interest in well-located, high quality student housing.

PROJECT:
Student housing portfolio in four U.S. states

SELLER:
Nuveen
The Preiss Company

PROJECT ADVISORY:
Capital Markets;
Investment Sale



The Signature 1909 luxury student housing complex serving The University of Texas in Austin. Photo Credit: Stephen Olker Photograpy



The Plaza at Walnut Creek has an ENERGY STAR® rating of 88 and a Walk Score of 97. Photo Credit: Dennis Lodes Photography

Leading the West Coast Office Market

Newmark advised Clarion Partners on the sale of The Plaza at Walnut Creek, a 362,399-square-foot two-building trophy office complex located in San Francisco's East Bay. The property sold for $162 million, marking the largest multi-tenant office sale on the West Coast since 2022. Located in downtown Walnut Creek, the property includes an underground parking garage and was 93% leased at sale, maintaining a 91% average occupancy over five years—a performance facilitated by Newmark.



PROJECT:
The Plaza At Walnut Creek
Walnut Creek, CA

SELLER:
Clarion Partners

PROJECT ADVISORY:
Agency Leasing;
Capital Markets;
Investment Sale

The property provides visibility to more than 38,000 vehicles passing per day, along with access to the 680 and 24 freeways. Photo Credit: Jeff Peters, Vantage Point Photography



PORT 32's premier valet dry stack and boat yard in Ft. Lauderdale is focused on repairs and refits on vessels up to 150 feet. Photo Credit: Gately Williams

Enabling Essential Infrastructure Financing

Newmark secured a $400 million credit facility for PORT 32 Marinas, a Charleston-based leader in the ownership, operation, development, and acquisition of dry and wet slip coastal marina assets. The financing, arranged with Austria-based BAWAG Group, will be utilized to refinance PORT 32's existing portfolio of marinas and to fund future acquisitions. This facility strengthens PORT 32's capital structure and supports its continued growth within the marina real estate sector. By leveraging its industry expertise and expanding access to capital, PORT 32 is further positioned to acquire new marina properties, invest in improvements, and maintain its status as a major player in coastal marina ownership and operations.

PROJECT:
PORT 32 Marinas Portfolio
U.S. East Coast

PROJECT ADVISORY:
Capital Markets;
Debt, Equity & Structured Finance



PORT 32 Tampa is an ideal location for boating and entertainment on Florida's Gulf Coast, with concierge dry storage and wet slips and a fuel dock, ship store, and on-site restaurant and bar.
Photo Credit: Brian Adams

Advancing Retail
REIT Privatization

Newmark served as the lead commercial real estate advisor to Blackstone in its acquisition of Retail Opportunity Investments Corp (ROIC). As the largest publicly traded, grocery-anchored shopping center REIT to exclusively concentrate on the West Coast, ROIC's portfolio consisted of 93 retail properties, encompassing 10.5 million square feet. In this strategic move, Blackstone Real Estate Partners X acquired all outstanding common shares of ROIC through an all-cash transaction valued at approximately $4 billion, inclusive of outstanding debt. This transaction marks the largest ever privatization of an all-strip center REIT.

PROJECT:
ROIC Portfolio
U.S. West Coast

OWNER:
Blackstone Real Estate Partners X

PROJECT ADVISORY:
Capital Markets;
M&A Private Equity Advisory



ROIC's portfolio included grocery-anchored retail properties located in premier West Coast markets located across Los Angeles, Seattle, San Francisco and Portland. Photo Credit: Ryan Lahiff

Financing Growth in a Resilient Asset Class

Newmark secured a $315 million loan to refinance a 43-asset self-storage portfolio for TPG Angelo Gordon, a diversified credit and real estate investing platform within TPG, along with Andover Properties. The portfolio totals more than 21,300 self-storage units across 3.1 million rentable square feet and is branded under Andover's wholly-owned self-storage platform, Storage King USA. Spanning 24 markets across 11 U.S. states, the portfolio has experienced outstanding net operating income growth of over 40% since acquisition.

PROJECT:
Storage King USA Portfolio
U.S. Multi-market

PROJECT ADVISORY:
Capital Markets;
Debt, Equity & Structured Finance



Self-storage properties are a highly sought-after asset class among investors, valued for their durable cash flow, long-term growth potential, and proven resilience against macroeconomic fluctuations. Photo Credit: Andover Properties

Selected Consolidated Financial Data

(USD millions, except per share data)

Revenues	1H 2025 vs 1H 2024	2024 vs 2023	1H 2025	1H 2024	2024	2023
Management Services, Servicing Fees and Other	12.0%	14.0%	$582.3	$519.7	$1,106.7	$970.9
Leasing and Other Commissions	21.2%	2.1%	445.3	367.4	857.6	839.6
Capital Markets	35.6%	17.3%	397.0	292.8	774.2	659.9
Total Revenues	**20.7%**	**10.9%**	**$1,424.6**	**$1,179.9**	**$2,738.5**	**$2,470.4**
GAAP Earnings [1]						
GAAP net income (loss) for fully diluted shares	916.1%	43.8%	$16.1	($2.0)	$61.2	$42.6
GAAP net income (loss) per fully diluted share	700.0%	41.7%	$0.06	($0.01)	$0.34	$0.24
Non-GAAP Earnings [1]						
Adjusted EBITDA	35.7%	11.8%	$203.2	$149.8	$445.3	$398.3
Post-tax Adjusted Earnings per share	40.5%	17.1%	$0.52	$0.37	$1.23	$1.05
Notional Volume (Excluding Signature) [2]						
Investment Sales	54.6%	18.0%	$23,416	$15,146	$42,414	$35,943
Mortgage Brokerage & Debt Placement	104.1%	102.3%	25,263	12,379	36,178	17,880
Total GSE/FHA Origination	26.6%	19.1%	4,055	3,204	8,416	7,064
Total Capital Markets Volume	**71.6%**	**42.9%**	**$52,734**	**$30,729**	**$87,007**	**$60,888**
Other						
Servicing & Asset Management Portfolio	3.8%	4.3%	$182,017	$175,364	$183,373	$175,884

1. Please see the footnotes to the letter to stockholders elsewhere in the color portion of this document for further information with respect to the Company's GAAP and non-GAAP results.

2. Please see the footnotes to the letter to stockholders elsewhere in the color portion of this document for further information with respect to volume statistics.

Endnotes to Stockholders' Letter, Case Studies, Tables, and Charts

---

[1] Please note the following: (i) References in this document to "we," "us," "our," the "Company" and "Newmark" mean Newmark Group, Inc., (Nasdaq: NMRK) and its consolidated subsidiaries. (ii) Unless otherwise stated, the twelve months ended June 30, 2025 is synonymous with the "trailing twelve months". (iii) Unless otherwise stated, all financial results and volume or activity figures compare either the first half of 2025, the twelve months ended June 30, 2025, or full year 2024 with the respective year-earlier periods. (iv) All volume figures for Newmark and the industry discussed herein are notional. (v) Investors should note that this letter was finalized on August 15, 2025. (vi) Any forward-looking statements made in this document are only as of July 30, 2025, unless otherwise stated. Please see the section in the enclosed Form 10-K titled "Special Note on Forward-Looking Information". (vi) None of our long-term targets or goals beyond 2025 should be considered formal guidance.

[2] Investors may find the following information useful:

(i) Throughout this document, certain other reclassifications may have been made to previously reported amounts to conform to the current presentation and to show results on a consistent basis across periods. Unless otherwise stated, any such changes would have had no impact on consolidated Total Revenues or earnings measures under GAAP or the Company's non-GAAP methodologies, all else being equal.

(ii) Certain numbers in the tables or elsewhere throughout this document may not sum due to rounding. Rounding may have also impacted the presentation of certain year-on-year percentage changes. Please also note: (i) U.S. Generally Accepted Accounting Principles are referred to as "GAAP".

(ii) This document contains non-GAAP financial measures that differ from the most directly comparable measures calculated and presented in accordance with GAAP. See the sections of this document including, but not limited to, "Non-GAAP Financial Measures", "Adjusted Earnings Defined", "Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and Taxes and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS", "Reconciliation of GAAP Net cash provided by (used in) operating activities to Free Cash Flow and Adjusted Free Cash Flow", and "Net Leverage", including any footnotes to these sections, for the complete and/or updated definitions of these and other non-GAAP terms and how, when and why management uses them, and the differences between results under GAAP and non-GAAP for the periods discussed herein.

[3] See the March 10, 2023 press release titled "Newmark Acquires Top UK-Based Real Estate Advisory Firm Gerald Eve" for information regarding the most recent acquisition by the Company.

[4] Unless otherwise stated: (i) "Leasing" is synonymous with "Leasing and Other Commissions". (ii) "Capital Markets" means the combination of "Investment Sales", "Loan Originations Related Fees and Sales Premiums, net", "Mortgage Brokerage and Debt Placement", and "OMSR Revenues". (iii) "Management Services, Servicing Fees, and Other" may also be referred to as "recurring revenues", "recurring businesses", "Management and Servicing", or "Management businesses". See the section of Newmark's second quarter 2025 quarterly financial results press release titled "Certain Revenue Terms Defined" for more information on various revenue terms, including the definitions of "Fee revenues", "Pass Through Revenues", and "OMSR Revenues". The amounts of these items for various periods can be found in Newmark's supplemental tables on its investor relations website.

[5] Occupier Solutions was formerly known as Global Corporate Services.

[6] Any discussion of "full service peers" includes only U.S. tickers CBRE, CIGI, CWK, and JLL. Newmark's Leasing revenues in full year 2023 grew by approximately 1%, while they declined for the full service peers by between 1% and 15%, or a simple average decrease of 9%. This made Newmark's year-on-year Leasing comparisons relatively more challenging in 2024. In the first half of 2025, Newmark increased Leasing fees by 21% year-on-year, while the comparable change for the full service peers ranged from a decline of 6% to an increase of 16%, or a simple average of 7% growth.

[7] Unless otherwise stated, the Company's year-on-year volume changes discussed in this document exclude the impact of the Signature Transactions, which are defined in the "Glossary of Terms, Abbreviations and Acronyms" in the enclosed 2024 Form 10-K. This is because Newmark Research, MSCI, and the Mortgage Bankers Association (the "MBA") exclude volumes related to loan sales from such data, including with respect to the Signature Transactions. On this basis, Newmark's notional Capital Markets volumes were up 43% in full year 2024 and 72% in the first half of 2025. For full year 2024, industry investment sales volumes were up 13% in the U.S. and 19% in Europe, according to MSCI, while overall U.S. Commercial and Multifamily originations increased 16% per the MBA. In the first half of 2025, industry investment sales volumes were up by 16% in the U.S. and down by 7% in Europe, according to Newmark Research and/or the most recent data from MSCI, while overall U.S. Commercial and Multifamily originations increased by 49% per Newmark Research.

Unless otherwise stated, any Capital Markets rankings are as published by MSCI for investment sales and the MBA for various categories with respect to U.S. commercial and multifamily origination (which in this context, may be used interchangeably with "debt"). Newmark's most recent MSCI rankings are based on data from August 15, 2025 and include transactions completed over the six months ended June 30, 2025. Based on this data, the Company was ranked #2 in overall U.S. investment sales and #4 in overall global investment sales. The most recent MBA Commercial Annual Origination Rankings are for full year 2024, in which Newmark was the #4 Fannie Mae multifamily originator, the #4 intermediary (or mortgage broker), and the #5 Freddie Mac multifamily originator.

[8] Please note the following with respect to earnings measures, which are GAAP net income (loss) for fully diluted shares, GAAP net income (loss) per fully diluted share, Adjusted EBITDA, and Post-tax Adjusted Earnings per share, as shown in the tables in the color portion of this document:

(i) Decreases in losses may be shown as positive percentage changes and thus improvements in the financial tables or charts and any accompanying narrative.

(ii) Changes from negative figures to positive figures may be calculated using absolute values, resulting in positive percentage changes and thus improvements in the tables or charts and any accompanying narrative.

(iii) Full year 2023 Adjusted EBITDA reflected a favorable $12.8 million legal settlement recorded as part of "Other income, net" under GAAP. This amount was excluded from the Company's Adjusted Earnings measures, which is consistent with Newmark's non-GAAP methodology. Excluding the impact of this settlement, Adjusted EBITDA for full year 2024 would have improved by 15.5% versus full year 2023.

[9] Please note the following: with respect to any revenue or earnings comparisons versus "the industry", "competitors", and/or "peers":

(i) Newmark's 2011 results are based on unaudited full year 2011 Total Revenues for Newmark & Company Real Estate, Inc. ("Newmark & Co."). 2011 is the year we were acquired by our former parent company, BGC Partners, Inc. ("BGC", which is now known as BGC Group, Inc.) BGC facilitated our initial public offering ("IPO") in 2017 and spun us off in 2018.

(ii) The peers included in the 2011 through 2024 compound annual growth rate ("CAGR") are U.S. tickers CBRE, CIGI, JLL, MMI, and WD (in USD), and U.K. ticker SVS (using GBP). These companies generated total revenue CAGRs of between approximately 7% and 17%, or a simple mean of 13%, from 2011 through 2024. Only some of these peers reported net or fee revenues consistent with more recent methodology during this period; therefore, one cannot use these revenue metrics in calculations for periods prior to 2019. In addition, U.S. ticker CWK did not report revenues for periods before 2015 and is therefore excluded.

(iii) The publicly traded peers for 2024 comparisons are CBRE, CIGI, CWK, JLL, MMI, SVS, and WD, which together grew total revenues by a simple average of approximately 8% versus Newmark's 11%. In the first half of 2025, Newmark's Total Revenues were up 21% year-on-year. In comparison, the mean competitors' total revenues improved by 11%.

[10] Investment sales market share is calculated by dividing Newmark's U.S. investment sales volumes by MSCI U.S. investment sales volumes for all relevant dates. MSCI data may exclude certain transactions due to, among other reasons, deals being below a certain notional amount and client confidentiality agreements. MSCI's data may also be revised upwards later. Newmark's Total Debt volumes include Newmark's Mortgage Brokerage and Debt Placement volumes plus its GSE/FHA origination volumes. Newmark's debt market share is its Total Debt volumes divided by the MBA's U.S. commercial and multifamily mortgage origination volumes. For periods such as the first half of 2025, MSCI loan data may be modeled by Newmark Research in lieu of MBA data and/or be revised later.

Newmark's volumes shown or discussed in this document only go back to 2015 because (i) it is as far back as the Company reported stand-alone financial results that include the Capital Markets line item(s), (ii) Newmark began acquiring the companies that made up ARA in December of 2014, and (iii) the Company's volumes include a full year of Berkeley Point only from 2015 onwards.

[11] Newmark generated $375.7 million of revenues from Management Services, Servicing Fees, and Other in 2017 compared with $1,169.3 million for the twelve months ended June 30, 2025, representing a CAGR of 16% over this period, or growth from approximately 24% of Total Revenues in 2017 to 39% in 2024 and for the twelve months ended June 30, 2025. In comparison, the Company's full service peers grew their comparable service lines by CAGRs ranging from approximately 8% to 15% over the same period, based on their public disclosures. For certain years, the impact of FASB topic ASC 606 increased GAAP pass through revenues for Newmark and certain of these peers.

[12] Newmark's non-U.S. revenues were 0.9% of Total Revenues in full year 2017 versus 13.3% in full year 2024. The Company's full service peers generated approximately 29% to 47% of their revenues outside the U.S. in full year 2024, the most recent period for which all such data is available. Management believes that this leaves significant upside for Newmark.

[13] Newmark's total revenue per average employee and net/fee revenue per average non-reimbursed employee were both at least 46% higher than for its full service peers in full year 2024. Total revenue per average total employee includes data for U.S. tickers CBRE, CWK, JLL, and CIGI compared with NMRK. Net/fee revenue per average non-reimbursed employee includes only CBRE, CWK, and JLL compared with NMRK, because CIGI does not regularly disclose non-reimbursed employee headcount or pass through revenues. The numerators for the relevant companies are their total revenues or net/fee revenues in 2024. The denominators are the average of the total employees or the non-reimbursed employees as of year-end 2024 and year-end 2023, which are the only recent periods for which such information is uniformly available. Average headcount for Newmark is based on the average of each of the monthly headcount averages over the course of 2024.

[14] For more information on certain of Newmark's other recent wins and deals that are mentioned in the case studies, see the following press releases on Newmark's website: "Newmark Advises on Sale of Iconic W Hotel South Beach"; "Newmark Advises on $162 Million Sale of The Plaza at Walnut Creek"; and "Newmark Arranges Sale of Five-Property, Nearly 1,250-Unit National Student Housing Portfolio".

NEWMARK

FORM 10-K











2024

Please note that the page numbering restarts beginning with the 10-K’s “Glossary of Terms, Abbreviations, and Acronyms”.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-38329

NEWMARK GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**6531**	**81-4467492**
(State or other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

125 Park Avenue
New York, New York 10017
(212) 372-2000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Class A Common Stock, $0.01 par value	NMRK	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common equity held by non-affiliates of the registrant, based upon the closing price of the Class A common stock on June 28, 2024 as reported on Nasdaq, was approximately $2.6 billion.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	**Outstanding at February 26, 2025**
Class A Common Stock, par value $0.01 per share	159,177,285
Class B Common Stock, par value $0.01 per share	21,285,533

DOCUMENTS INCORPORATED BY REFERENCE.
Portions of the registrant's definitive proxy statement for its 2025 annual meeting of stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.
We anticipate that we will file such proxy statement with the SEC on or before April 30, 2025.

NEWMARK GROUP, INC.
2024 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

Industry and Market Data

In this Annual Report on Form 10-K, we rely on and refer to information and statistics regarding the commercial real estate services industry. We obtained this data from independent publications or other publicly available information. Independent publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe these sources are reliable, we have not independently verified this information, and we cannot guarantee the accuracy and completeness of this information.

GLOSSARY OF TERMS, ABBREVIATIONS AND ACRONYMS

The following terms, abbreviations and acronyms are used to identify frequently used terms and phrases that may be used in this report:

TERM	DEFINITION
2023 Gosin Employment Agreement	The Amended and Restated Employment Agreement between Barry Gosin and Newmark OpCo and Newmark Holdings entered into on February 10, 2023
2024 Gosin Employment Agreement	The Second Amended and Restated Employment Agreement between Barry Gosin and Newmark OpCo and Newmark Holdings entered into on August 7, 2024
2025 Proxy Statement	Proxy statement for the Company's 2025 Annual Meeting of Stockholders
6.125% Senior Notes	The Company's 6.125% Senior Notes which were issued on November 6, 2018, in an original principal amount of $550.0 million and matured on November 15, 2023
7.500% Senior Notes	The Company's 7.500% Senior Notes due on January 12, 2029, issued on January 12, 2024, in an original principal amount of $600.0 million
AI	Artificial intelligence, including machine learning and generative artificial intelligence
Audit Committee	Audit Committee of the Board
Berkeley Point	Berkeley Point Financial LLC, a wholly owned subsidiary of the Company acquired on September 8, 2017, which does business as part of the Newmark multifamily capital markets business
BGC	(i) Following the closing of the Corporate Conversion, BGC Group and, where applicable, its consolidated subsidiaries and (ii) prior to the closing of the Corporate Conversion, BGC Partners and, where applicable, its consolidated subsidiaries
BGC Class A common stock	BGC Class A common stock, par value $0.01 per share
BGC Class B common stock	BGC Class B common stock, par value $0.01 per share
BGC common stock	BGC Class A common stock and BGC Class B common stock, collectively
BGC Entity Group	BGC Partners, BGC Holdings, BGC U.S. OpCo and their respective subsidiaries (other than, prior to the Spin-Off, the Newmark Entity Group), collectively, and in each case as such entities existed prior to the Corporate Conversion
BGC Group	BGC Group, Inc. (Nasdaq: BGC) and, where applicable, its consolidated subsidiaries
BGC Holdings	BGC Holdings, L.P., an entity which, prior to the Corporate Conversion, was owned by Cantor, Founding Partners, BGC employee partners and, after the Separation, Newmark employee partners
BGC Holdings Distribution	Pro rata distribution, pursuant to the Separation and Distribution Agreement, by BGC Holdings to its partners of all of the exchangeable limited partnership interests in Newmark Holdings owned by BGC Holdings immediately prior to the distribution
BGC Partners	BGC Partners, Inc., which acquired us on October 14, 2011, facilitated the Newmark IPO on December 14, 2017 and completed the Spin-Off that led to us becoming a separate publicly traded company on November 30, 2018, and, where applicable, its consolidated subsidiaries. On July 1, 2023, BGC Partners, Inc. completed its Corporate Conversion and became a wholly owned subsidiary of its public holding company successor, BGC Group, Inc.
BGC U.S. OpCo	Prior to the Separation, BGC Partners, L.P., an operating partnership which held the U.S. businesses of BGC, including Newmark Entity Group, and which is owned jointly, following the closing of the Corporate Conversion, by BGC Partners and the successor to BGC Holdings
BH2	Newmark BH2 LLP, a London-based real estate advisory firm
Board or Board of Directors	Board of Directors of the Company
Bylaws	Amended and Restated Bylaws of Newmark Group, Inc.

CAGR	Compound annual growth rate
Cantor	Cantor Fitzgerald, L.P. and, where applicable, its consolidated subsidiaries
Cantor Credit Agreement	Unsecured credit agreement entered into with Cantor on November 30, 2018, as amended by the First Cantor Credit Agreement Amendment on December 20, 2023
Cantor Entity Group	Cantor and its consolidated subsidiaries (other than any member of the BGC Entity Group or the Newmark Entity Group), Howard W. Lutnick and/or any of his immediate family members as so designated by Howard W. Lutnick and any trusts or other entities controlled by Howard W. Lutnick
Cantor Units	Limited partnership interests of Newmark Holdings or, prior to the Corporate Conversion, Newmark Holdings or BGC Holdings, held by the Cantor Entity Group, which Newmark Holdings units are exchangeable into shares of Newmark Class A common stock or Newmark Class B common stock and which BGC Holdings units were exchangeable into shares of BGC Class A common stock or BGC Class B common stock, as applicable
CARES Act	The Coronavirus Aid, Relief, and Economic Security Act
CCRE	Cantor Commercial Real Estate Company, L.P.
CCRE Lending	Cantor Commercial Real Estate Lending, L.P., a wholly owned subsidiary of Real Estate LP
CECL	Current Expected Credit Losses
Certificate of Incorporation	Second Amended and Restated Certificate of Incorporation of Newmark
CF Secured	CF Secured, LLC
CF&Co	Cantor Fitzgerald & Co., a wholly owned broker-dealer subsidiary of Cantor
CFE	Cantor Fitzgerald Europe
CFGM	CF Group Management, Inc., the managing general partner of Cantor
CFS11	CFS11 Holdings, LLC, a subsidiary of Cantor
CIO	Chief Information Officer
CISO	Chief Information Security Officer
Class A properties	Most prestigious buildings competing for premier office users with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, exceptional accessibility and a definite market presence
Class B properties	Buildings competing for a wide range of users with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the building cannot compete with Class A at the same price
Class C properties	Buildings competing for tenants requiring functional space at rents below the area average
Commission-based revenues	Includes Leasing and Other Commissions, Fees from Commercial Mortgage Origination, net, Investment Sales, and Valuation & Advisory. So named because revenue-generating professionals in these businesses earn a substantial portion or all of their compensation based on their production
Company	Newmark Group, Inc. and, where applicable, its consolidated subsidiaries
Company debt securities	The 6.125% Senior Notes, 7.500% Senior Notes, and any future debt securities issued by the Company
Compensation Committee	Compensation Committee of the Board
Contractual revenues, contractual services or contractual business	Includes business for which the Company has a contract with a client that is generally for a year or longer. Contractual business, when quantified, includes all revenues related to landlord (or agency) representation leasing, loan servicing (including escrow interest income), outsourcing (including property management, facilities management, and asset management), and lease administration. It also includes certain fees under contract produced by the Company's flexible workspace and tenant representation service lines

Contribution Ratio	Ratio of shares of Newmark Common Stock that were outstanding compared to the shares of BGC common stock outstanding as of immediately prior to the Newmark IPO (not including any shares of our common stock sold in the Newmark IPO); this ratio was set initially at a fraction equal to one divided by 2.2
Corporate Conversion	A series of mergers and related transactions pursuant to which, effective at 12:02 AM Eastern Time on July 1, 2023, BGC Partners and BGC Holdings became wholly owned subsidiaries of BGC Group, transforming the organizational structure of the BGC businesses from an "Up-C" structure to a simplified "Full C-Corporation" structure
CoStar	CoStar Group Inc.
Credit Agreement	The Company's unsecured senior revolving credit agreement with Bank of America, N.A., as administrative agent, and a syndicate of lenders, most recently amended and restated on April 26, 2024
Credit Facility	The credit facility pursuant to the Credit Agreement, as amended and restated, with a current maximum revolving loan balance of $600.0 million, which the Company has the right to increase up to $800.0 million subject to certain conditions being met, and a maturity date of April 26, 2027, bearing interest at either SOFR or a defined base rate plus additional margin
Delayed Draw Term Loan	The previously outstanding credit facility pursuant to the Delayed Draw Term Loan Credit Agreement, with an aggregate principal amount of $420.0 million (which could have been increased, subject to certain terms and conditions, to up to $550.0 million) and a maturity date of November 14, 2026, which bore interest at SOFR or a defined base rate plus additional margin
Delayed Draw Term Loan Credit Agreement	The Company's credit agreement with Bank of America, N.A., as administrative agent, and a syndicate of lenders, dated as of August 10, 2023
Deskeo	Space Management (d/b/a "Deskeo")
DGCL	Delaware General Corporation Law
Employees	Includes both employees and those real estate brokers who qualify as statutory non-employees under Internal Revenue Code Section 3508
EPS	Earnings Per Share
Equity Plan	Amended and Restated Newmark Group, Inc. Long Term Incentive Plan
ESG	Environmental, social and governance, including sustainability or similar items
EU	European Union
Exchange Act	Securities Exchange Act of 1934, as amended
Exchange Agreement	Exchange agreement which provides (i) BGC Partners, (ii) Cantor, (iii) any entity controlled by either of them or by Howard W. Lutnick, and (iv) Howard W. Lutnick, his spouse, his estate, any of his descendants, any of his relatives, or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives, the right to exchange shares of Newmark Class A common stock into Newmark Class B common stock on a one-to-one basis up to the number then authorized but unissued
Exchange Ratio	The ratio by which a Newmark Holdings limited partnership interest can be exchanged for a number of shares of Newmark Class A common stock
FASB	Financial Accounting Standards Board
Fannie Mae	The Federal National Mortgage Association
Fannie Mae DUS	The Fannie Mae Delegated Underwriting and Servicing Program
First Cantor Credit Agreement Amendment	First Amendment to the Cantor Credit Agreement entered into on December 20, 2023
FHA	The Federal Housing Administration
FHFA	The Federal Housing Finance Agency
FOMC	Federal Open Market Committee

Forward Sales Contract	An agreement to deliver mortgages to third-party investors at a fixed price
Founding Partners	Individuals who became limited partners of Newmark Holdings in connection with the Separation who held BGC Holdings founding partner interests immediately prior to the Separation (provided that members of the Cantor Entity Group and the BGC Entity Group are not Founding Partners)
Founding Partner interests, Founding Partner units or FPUs	Founding/Working Partners units in Newmark Holdings or, prior to the closing of the Corporate Conversion, Newmark Holdings or BGC Holdings, that are generally redeemed upon termination of employment
Freddie Mac	The Federal Home Loan Mortgage Corporation
Freddie Mac Strip	A three basis point servicing fee and/or up to a one-basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool
Freddie Mac TAH	The Freddie Mac Targeted Affordable Housing Program
GCS	Global corporate services, Newmark's consulting and outsourcing services business that focuses on corporate occupiers
GDP	Gross domestic product
GDPR	General Data Protection Regulation
Gerald Eve	Gerald Eve LLP, a London-based real estate advisory firm acquired on March 10, 2023
Ginnie Mae	The Government National Mortgage Association
GSE or GSEs	Government-sponsored enterprises (Fannie Mae and Freddie Mac)
HDUs	LPUs with capital accounts, which are liability awards recorded in "Accrued compensation" in the Company's consolidated balance sheets
HUD	U.S. Department of Housing and Urban Development
HUD LEAN	HUD's mortgage insurance program for senior housing
HUD MAP	HUD's Multifamily Accelerated Processing
Investment Company Act	Investment Company Act of 1940, as amended
Knotel	Knotel, Inc.
Kastle Barometer	Security provider Kastle Systems tracks the number of employees in ten of the largest U.S. metropolitan areas that were physically in offices and reports that number every work week as a percentage of the typical number physically present during the first three weeks of February 2020
LEED	Leadership in Energy and Environmental Design
LIBOR	London Inter-Bank Offered Rate
Limited Partnership Unit Holders	The individuals who became limited partners of Newmark Holdings in connection with the Separation and who held BGC Holdings limited partnership units immediately prior to the Separation and certain individuals who became or become limited partners of Newmark Holdings from time to time after the Separation and who provide services to the Newmark Entity Group
LPA Amendment	An amendment, dated as of March 10, 2023, to the Newmark Holdings limited partnership agreement
LPUs, limited partnership units, or limited partnership interests	Certain limited partnership units in Newmark Holdings or, prior to the closing of the Corporate Conversion, Newmark Holdings or BGC Holdings, held by certain employees of BGC or Newmark and other persons who have provided services to BGC or Newmark, which units may include APSIs, APSUs, AREUs, ARPSUs, HDUs, U.K. LPUs, N Units, PLPUs, PPSIs, PPSUs, PSEs, PSIs, PSUs, REUs, RPUs, and SPUs, along with future types of limited partnership units in Newmark Holdings
MBA	Mortgage Bankers' Association
McCall & Almy	McCall & Almy, Inc.
Merkel CIC Agreement	Change of Control Agreement that Stephen Merkel entered into with the Company on February 18, 2025

MPC	Monetary Policy Committee of the Bank of England
MSCI	MSCI Real Assets (formerly known as Real Capital Analytics, or "RCA")
MSRs	Mortgage servicing rights
Nasdaq	Nasdaq, Inc. (formerly known as NASDAQ OMX Group, Inc.)
Newmark	Newmark Group, Inc., and where applicable, its consolidated subsidiaries. Also referred to as the "Company," "we," "us," or "our"
Newmark & Co.	Newmark & Company Real Estate, Inc., which for the purposes of this document is defined as all of the companies acquired by BGC Partners on October 14, 2011. Comparisons in this document to our 2011 revenues are based on unaudited full year 2011 revenues for Newmark & Co.
Newmark Common Stock	Newmark Class A common stock and Newmark Class B common stock, collectively
Newmark Class A common stock	Newmark Class A common stock, par value $0.01 per share
Newmark Class B common stock	Newmark Class B common stock, par value $0.01 per share
Newmark Entity Group	Newmark, Newmark Holdings, Newmark OpCo and their respective consolidated subsidiaries, collectively
Newmark Holdings	Newmark Holdings, L.P., which is owned jointly by Newmark, Cantor, Newmark's employee partners and other partners
NHL	Newmark Holdings Limited
Newmark Holdings limited partnership agreement	Amended and Restated Agreement of Limited Partnership of Newmark Holdings, dated as of December 13, 2017
Newmark IPO	The initial public offering of 23 million shares of Newmark Class A common stock at a price of $14.00 per share in December 2017
Newmark OpCo	Newmark Partners, L.P., an operating partnership, which is owned jointly by Newmark and Newmark Holdings and holds the businesses of Newmark
Newmark Research	A Newmark service providing real estate market reports and analysis to our professionals and clients
Newmark Revolving Loans	Certain loans that Cantor has agreed to make from time to time to Newmark pursuant to the First Cantor Credit Agreement Amendment in an aggregate outstanding principal amount of up to $150.0 million, on substantially the same terms as other loans under such agreement, except that until April 15, 2024, the Newmark Revolving Loans would bear interest at a rate equal to 25 basis points less than the interest rate borne by the revolving loans made pursuant to the Credit Facility
Newmark S11	Newmark S11 Holdings, LLC
NOL	Net operating loss
N Units	Non-distributing partnership units of Newmark Holdings that may not be allocated any item of profit or loss, and may not be made exchangeable into shares of Class A common stock, including NREUs and NPSUs
OECD	Organisation for Economic Co-operation and Development
Official Bank Rate	The rate the Bank of England charges banks and financial institutions for loans with a maturity of one day
OMSRs	Originated mortgage servicing rights
Open Realty	Open Realty Advisors, LLC and Open Realty Properties, LLC, which operate together as a retail real estate advisory firm
Preferred Distribution	Allocation of net profits of BGC Holdings or Newmark Holdings to holders of Preferred Units, at a rate of either 0.6875% (i.e., 2.75% per calendar year) or such other amount as set forth in the award documentation

Preferred Units	Preferred partnership units in Newmark Holdings or, prior to the closing of the Corporate Conversion, BGC Holdings, such as PPSUs, which are settled for cash, rather than made exchangeable into shares of Class A common stock, are only entitled to a Preferred Distribution, and are not included in BGC's or Newmark's fully diluted share count
Preqin	Preqin Ltd
Producers	Customer-facing, revenue-generating professionals, including brokers, salespersons, front-office personnel, and originators, who are directly compensated based wholly or in part on the revenues they contribute to generating
Rateable Value	The U.K.'s Valuation Office Agency calculates a rateable value for each business property in England and Wales. A rateable value is an estimate of what it would cost to rent a property for a year, on a set valuation date. The property is assumed to be vacant, in reasonable repair, and available to be rented on the open market. It is also assumed that the tenant pays for the business rates taxes, repairs and insurance. The valuation date is set by law and helps make valuations consistent
Real Estate LP	CF Real Estate Finance Holdings, L.P.
Recurring revenues	Includes all pass through revenues, as well as fees from Newmark's servicing business, GCS, property management, its flexible workspace platform, and V&A, as well as Spring11. This term may be used interchangeably with "recurring businesses" or "resilient businesses"
REIT	Real estate investment trust
RSUs	BGC or Newmark restricted stock units, paid or payable in shares of BGC Class A common stock or Newmark Class A common stock, respectively, held by certain employees of BGC or Newmark and other persons who have provided services to BGC or Newmark, or issued in connection with certain acquisitions
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Separation	Principal corporate transactions pursuant to the Separation and Distribution Agreement, by which the BGC Entity Group transferred to the Newmark Entity Group the assets and liabilities of the BGC Entity Group relating to BGC's real estate services business, and related transactions, including the distribution of Newmark Holdings units to holders of units in BGC Holdings and the assumption and repayment of certain BGC indebtedness by Newmark
Separation and Distribution Agreement	The Separation and Distribution Agreement entered into prior to the completion of the Newmark IPO by Cantor, Newmark, Newmark Holdings, Newmark OpCo, BGC Partners, BGC Holdings, BGC U.S. OpCo and, for certain limited purposes described therein, BGC Global Holdings, L.P., dated December 13, 2017, as amended from time to time, and as amended on November 8, 2018 and amended and restated on November 23, 2018
Signature Transactions	Newmark acted as the exclusive financial advisor to the FDIC on the sale of approximately $60 billion of loans, formerly owned by Signature Bridge Bank, N.A. The FDIC acted in its capacity as receiver for Signature Bridge Bank, N.A. The portfolio encompassed more than 5,000 housing, retail, office, mixed-use, and bridge financing loans. A portion of the loans did not relate to real estate.

The book value of the overall loan portfolio was approximately $60 billion when Newmark was retained as an advisor by the FDIC and approximately $53 billion when the Company began marketing the loans, while the completed transactions had a combined notional value of $39.5 billion. The latter figure consisted of $21.7 billion of equity placements recorded as part of the Company's Investment sales volumes and $17.8 billion of loan sales recorded as mortgage brokerage and debt placement |
SOFR	Secured Overnight Financing Rate
Spin-Off	The pro rata distribution, pursuant to the Separation and Distribution Agreement, by BGC Partners to its stockholders of all of the shares of Newmark Common Stock owned by BGC Partners immediately prior to the effective time of the Spin-Off, completed on November 30, 2018
Spring11	Spring11 Holdings, LP
SPV	Special purpose vehicle

Standing Policy	In March 2018, Newmark's Compensation Committee and Audit Committee approved Mr. Lutnick's right, subject to certain conditions, to accept or waive opportunities offered to other executive officers to monetize or otherwise provide liquidity with respect to some or all of their limited partnership units of Newmark Holdings or to accelerate the lapse of or eliminate any restrictions on equity awards
TAM	Total addressable market
TDRs	Troubled debt restructurings
Total Debt	Newmark's quarterly volumes from mortgage brokerage and GSE/FHA originations together
Trophy Building	A subset of Class A for a high-profile, prestigious, and often iconic commercial property located in a prime market area. These buildings are typically of exceptional quality and design, with state-of-the-art systems, high-end finishes, and amenities that exceed the standards of typical Class A buildings. Trophy buildings are often landmarks within their cities and attract the most prestigious tenants and command the highest rents in their respective markets. They are considered the best-in-class for office or mixed-use space and are highly sought after by institutional investors due to their status and stable cash flows
U-3	The number of unemployed individuals as a percentage of the entire labor force; considered the official unemployment rate by the U.S. Department of Labor
U.K.	United Kingdom
U.S. GAAP or GAAP	Generally Accepted Accounting Principles in the United States of America
UBT	Unincorporated Business Tax
V&A	Valuation and Advisory
Working Partners or Newmark Holdings Working Partners	The individuals who became limited partners of Newmark Holdings in connection with the Separation and who held BGC Holdings working partner interests immediately prior to the Separation, and certain individuals who became or become limited partners of Newmark Holdings from time to time from and after the Separation and who provide services to the Newmark Entity Group

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "possible," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. The information included herein is given as of the filing date of this Annual Report on Form 10-K with the SEC, and future results or events could differ significantly from these forward-looking statements. Such statements are based upon current expectations that involve risks and uncertainties. Factors that could cause future results or events to differ from those expressed in these forward-looking statements include, but are not limited to, the risks and uncertainties described or referenced in this Form 10-K in Part I, Item 1A, Risk Factors, in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Cautionary Statements, and in Part II, Item 7A, Quantitative and Qualitative Disclosures About Market Risk. Except to the extent required by applicable law or regulation, the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

RISK FACTOR SUMMARY

The following is a summary of material risks that could affect our business, each of which may have a material adverse effect on our business, financial condition, results of operations and prospects. This summary may not contain all of our material risks, and it is qualified in its entirety by reference to the more detailed risk factors set forth in Part I, Item 1A, Risk Factors.

- General conditions in the economy, commercial real estate market and the banking sector (including perceptions of such conditions) can have a material adverse effect on our business, financial condition, results of operations and prospects.
- Actions taken by central banks in major global economies, including with regards to interest rates, may have a material negative impact on our businesses.
- We operate in a highly competitive industry with numerous competitors, some of which may have greater financial and operational resources than we do.
- We may pursue opportunities including strategic alliances, acquisitions, dispositions, joint ventures or other growth opportunities (including hiring new brokers and other professionals), which could present unforeseen integration obstacles or costs and could dilute our stockholders. We may also face competition in our acquisition strategy, and such competition may limit such opportunities.
- We are and we will continue to be exposed to political, economic, legal, regulatory, operational and other risks, including with respect to the outbreak of hostilities or other instability, inherent in operating in foreign countries.
- If we fail to comply with laws, rules and regulations applicable to commercial real estate brokerage, valuation and advisory, mortgage transactions and our other business lines, we may incur significant financial penalties.
- Changes in our tax rates, unavailability of certain tax credits or reliefs, exposure to additional tax liabilities or assessments or challenges to our tax positions or interpretations could adversely affect our results of operations and financial condition.
- Changes in relationships with the GSEs and HUD could materially adversely affect our ability to originate and service multifamily real estate loans through such programs, although we also provide debt and equity to our clients through other third-party capital sources. Compliance with the minimum collateral and risk-sharing requirements of such programs, as well as applicable state and local licensing agencies, could reduce our liquidity.
- A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government or the existence of Fannie Mae and Freddie Mac, could have a material adverse effect on our business, financial condition, results of operations and prospects.
- We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.
- Malicious cyber-attacks and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our business, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.
- We and our competitors may use AI in our businesses, and challenges with properly managing its use could result in competitive harm, regulatory action, legal liability and brand or reputational harm.
- Howard W. Lutnick's confirmation as the U.S. Secretary of Commerce and the loss of his services, the loss of key employees, the development of future talent, and the ability of certain key employees to devote adequate time and attention to us are a key part of the success of our business, and failure to continue to employ and have the benefit of these key employees may adversely affect our businesses and prospects.
- Declines in or terminations of servicing engagements or breaches of servicing agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.
- We have debt, which could adversely affect our ability to raise additional capital to fund our operations and activities, limit our ability to react to changes in the economy or the commercial real estate services industry, expose us to interest rate risk, impact our ability to obtain favorable credit ratings and prevent us from meeting or refinancing our obligations under our indebtedness, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
- We may be required to pay Cantor for a significant portion of the tax benefit, if any, relating to any additional tax depreciation or amortization deductions we claim as a result of any step up in the tax basis of the assets of Newmark OpCo resulting from exchanges of interests held by Cantor in Newmark Holdings for our common stock.
- We are a holding company, and accordingly are dependent upon distributions from Newmark OpCo to pay dividends, taxes and indebtedness and other expenses and to make repurchases, of our Class A common stock.
- Reductions in our quarterly cash dividend and reductions in distributions by Newmark Holdings to its partners may reduce the value of our common stock There can be no assurance that future dividends will be paid, that dividend amounts will be maintained or that repurchases or purchases will be made at current or future levels.

- In connection with his confirmation as U.S. Secretary of Commerce, Mr. Howard Lutnick has stated his intention to divest his interests in us, Cantor and CFGM to comply with U.S. government ethics rules. We cannot predict the consequences of this divestiture.
- Our Class B common stock is held by Cantor and CFGM, whose interests may conflict with ours, and may exercise their control in a way that favors their interests to our detriment, including in competition with us for acquisitions or other business opportunities.
- Purchasers of our Class A common stock, as well as existing stockholders, may experience significant dilution as a result of sales of shares of our Class A common stock by us, and the perception that such sales could occur, may adversely affect prevailing market prices for our stock.
- Ongoing scrutiny and changing expectations from stockholders, clients and customers with respect to the Company's corporate responsibility or ESG practices may result in additional costs or risks.
- We face increasing financial, regulatory, and transitional risks associated with the effects of climate change.

PART I

ITEM 1. BUSINESS

Throughout this document Newmark Group, Inc., and where applicable, its consolidated subsidiaries, is referred to as "Newmark," "Company," "we," "us," or "our."

Our Business

Newmark is a leading commercial real estate advisor and service provider to large institutional investors, global corporations, and other owners and occupiers. We offer a diverse array of integrated services and products designed to meet the full needs of our clients.

Our investor/owner services and products include:

- capital markets consists of investment sales and commercial mortgage brokerage (which includes the placement of debt, equity raising, structured finance, and loan sales on behalf of third parties);
- landlord (or agency) representation leasing;
- valuation and advisory;
- property management and flexible workspace solutions for owners;
- our leading commercial real estate technology platform and capabilities;
- due diligence, consulting and other advisory services;
- GSEs and FHA lending, including multifamily lending and loan servicing;
- limited loan servicing and asset management; and
- business rates for U.K. property owners.

Our corporate or occupier services and products include:

- tenant representation leasing;
- GCS, which includes real estate, workplace and occupancy strategy, corporate consulting services, project management, lease administration and facilities management;
- flexible workspace solutions for occupiers; and
- business rates for U.K. occupiers.

Our goal is to lead with extraordinary talent, data, and analytics, which together allow us to provide strategic and specialized advice. This combination enables our revenue-generating employees, including brokers, originators, and other customer-facing professionals to be highly productive and to help clients increase their efficiency and profits while optimizing their real estate portfolios.

We have relationships with many of the world's largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. For the year ended December 31, 2024, we generated revenues of over $2.7 billion, primarily from commissions on leasing and capital markets transactions, consulting and technology user fees, property and facility management fees, and mortgage origination and loan servicing fees. Our revenues are widely diversified across service lines, geographic regions and clients, with our top 10 clients accounting for approximately 9.1% of our total revenue on a consolidated basis for the year ended December 31, 2024.

Newmark's History

Newmark was founded in New York City in 1929, with an emphasis on local investor/owner and occupier services and products and became known for having dedicated, knowledgeable, and client-focused advisors/intermediaries. Our acquisition by Cantor's subsidiary BGC in 2011 and its subsequent investments in our business contributed to Newmark's strong growth. From that time until we spun off from BGC in November 2018, we embarked on a rapid expansion throughout North America encompassing nearly all key business lines in the commercial real estate services sector, which included the acquisition of Berkeley Point Financial LLC in 2017. We believe our long-term growth has been a result of our management team's strong understanding of commercial real estate as an asset class, long-term vision and deep relationships with users and owners, our strong culture of innovation and collaboration, our ability to adapt to the evolving market and to shifts in the demand for our services, and our proven track record of attracting and retaining the industry's best talent.

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Between 2011 and 2024, we increased our total revenues by a CAGR of approximately 21%. Based on reported results, we believe that our improvement was greater than the average for our publicly traded commercial real estate services peers listed in the U.S. that have reported revenues over this period, as of March 3, 2025.

Due to this long-term record of growth, we are now a top commercial real estate services platform in the United States with a rapidly expanding international footprint.

Recent Board of Directors and Executive Officers Changes

On February 18, 2025, Mr. Howard W. Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, on February 18, 2025, Mr. Howard W. Lutnick stepped down as Chairman of the Board and Executive Chairman of the Company. On February 18, 2025, the Company appointed Mr. Kyle Lutnick, son of Mr. Howard W. Lutnick, to serve as a member of the Board. Additionally, on February 18, 2025 the Company appointed Mr. Stephen M. Merkel to serve as a member of the Board and as Chairman of the Board. On February 18, 2025, the Company appointed its Chief Executive Officer, Mr. Barry M. Gosin, as Principal Executive Officer of the Company following Mr. Howard W. Lutnick's departure. Mr. Howard W. Lutnick has agreed to divest his interests in Newmark to comply with U.S. government ethics rules, which is expected to occur within 90 days following his confirmation, and does not expect any arrangement which involves selling shares on the open market.

Our Services

Newmark offers a diverse array of integrated services designed to meet the full needs of both real estate investors/owners and occupiers. We believe our technological advantages, industry-leading talent, deep and diverse client relationships and suite of complementary services allow us to actively cross-sell our services and drive margins.

Real Estate Investor/Owner Services and Products

Capital Markets. We offer a broad range of capital markets services, including investment sales and mortgage brokerage (which together include debt and equity placement, fundraising, and recapitalization) of individual assets, portfolios and operating companies. We match capital providers with capital users. Our capital markets professionals have deep relationships with investors and capital sources of various composition, including government sponsored agencies, insurance companies, pension funds, real estate investment trusts, private funds, private investors, developers and construction firms.

Landlord (or "Agency") Representation Leasing. We understand the nuanced needs of corporate, institutional, family and entrepreneurial property owners, and develop customized leasing strategies to help them attract and maintain the right tenants. Armed with both on-the-ground intelligence and comprehensive data, we help landlords find opportunities and make sound decisions. From strategic planning to property and asset management, we believe that our seamless services deliver increased revenue and enhanced value for our clients.

V&A. Our V&A professionals execute projects of nearly every size and type, from single properties to large portfolios, existing and proposed facilities, and mixed-use developments across the spectrum of asset classes. Clients include banks, pension funds, equity funds, REITs, insurance companies, developers, corporations, and institutional capital sources. These institutions utilize the advisory services we provide in their loan underwriting, construction financing, portfolio analytics, feasibility determination, acquisition structures, litigation support, property tax, and financial reporting.

Property Management and Flexible Workspace Solutions. We provide property management services on a contractual basis to owners and investors in office (including medical and life sciences offices), industrial and retail properties. Property management services include building operations and maintenance, vendor and contract negotiation, project oversight and value engineering, labor relations, property inspection/quality control, property accounting and financial reporting, cash flow analysis, financial modeling, lease administration, due diligence and exit strategies. We also offer amenity-rich and flexible work environments across a network of offices, located primarily in Europe and North America. These businesses also give us better insight into our clients' overall real estate needs.

U.K. Business Rates Services. Business rates is a property tax payable on most commercial properties in the U.K. This tax is based on government valuations based on market rental value that are currently reassessed every three years. According to the Office for Budget Responsibility, U.K. businesses spend a total of approximately £30 billion annually in business rates liability. The owner and occupier of each property has a right to challenge the level of value assessed on their premises and, where applicable, can apply for relevant reliefs and exemptions. As part of our service suite, we manage rate payments, processing £1 billion in rates each year as one of the U.K.'s leading outsourced ratepayers. Our success in helping clients save on this tax is underpinned by the deep knowledge that our team has of property sectors, property cases, market movements, and complex legislative procedures. We are an established market leader in the U.K. with over 1,800 corporate clients. Since 2017, Gerald Eve (which now operates as Newmark), has handled £9.3 billion in Rateable Value and achieved £1.3 billion in client savings. We believe that this business provides valuable connectivity to many of our other service lines and generates a solid stream of recurring and predictable revenues.

Leading Commercial Real Estate Technology Platform and Capabilities. Investing in digital solutions has become imperative and we remain dedicated to creating customer-centric technology that optimizes our business methods while keeping our workforce and clients safe. Our multi-faceted real estate database continues to grow, as does our commitment to providing innovative, value-added technological solutions across our service lines, which enables our professionals to provide clients with data-driven advice and analytics with expediency. Our solutions are designed to increase operational efficiency, realize additional income, and/or generate cost savings for our professionals and clients.

Due Diligence, Consulting, Advisory Services and Other Services. We provide commercial real estate due diligence consulting and advisory services to a variety of clients, including lenders, investment banks and investors. Our core competencies include underwriting, modeling, structuring, due diligence, and asset management. We also offer clients cost-effective and flexible staffing solutions through both on-site and off-site teams. We believe this business line and other non-brokerage services we offer give us additional ways to cross-sell services and add value to our clients.

GSE/FHA Lending. We operate a leading commercial real estate finance company focused on the origination and sale of multifamily and other related commercial real estate loans through government-sponsored and government-funded loan programs, as well as the servicing of loans originated by it and third parties. We participate in loan origination, sale, and servicing programs operated by two GSEs, Fannie Mae and Freddie Mac. We also originate, sell and service loans under HUD FHA programs, and are an approved HUD MAP and HUD LEAN lender, as well as an approved Ginnie Mae issuer.

Through HUD's MAP and LEAN Programs, we provide construction and permanent loans to developers and owners of multifamily housing, affordable housing, senior housing and healthcare facilities. We are one of 25 approved lenders that participate in the Fannie Mae DUS program and one of 23 lenders approved as a Freddie Mac seller/servicer. As a low-risk intermediary, we use our warehouse facilities, including $1.5 billion of committed loan funding, $1.1 billion of uncommitted loan funding available through three commercial banks, and an uncommitted $500.0 million Fannie Mae loan repurchase facility to originate loans guaranteed by government agencies or entities and pre-sell such loans prior to transaction closing. We have established a strong credit culture over decades of originating loans and remain committed to disciplined risk management from the initial underwriting stage through loan payoff.

Loan Servicing and Asset Management. In conjunction with our origination services, we sell the loans that we originate under GSE and FHA programs and retain the servicing of those loans. Our GSE/FHA loan servicing portfolio provides a stable, predictable recurring stream of revenue to us over the life of each loan. The typical multifamily loan that we originate and service under these programs is either fixed or variable rate and includes significant prepayment penalties. These structural features generally offer prepayment protection and provide more stable, recurring fees. In addition to our GSE/FHA portfolio, we also service loans for other lenders, as well as offer limited servicing, special servicing, and asset management for a wide range of commercial and multifamily loans.

Our servicing operations are rated by Fitch, S&P, and Kroll for commercial loan primary and special servicing and consist of a team of professionals dedicated to primary, limited, special servicing and asset management. These professionals focus on financial performance and risk management to anticipate potential property, borrower, or market issues. Portfolio management conducted by these professionals is not only a risk management tool, but also leads to deeper relationships with borrowers, resulting in continued interaction with borrowers over the term of the loan, and potential additional financing opportunities.

Real Estate Corporate or Occupier Services and Products

Tenant Representation Leasing. We represent commercial tenants in virtually all aspects of the leasing process (often in conjunction with GCS), including space acquisition and disposition, strategic planning, site selection, financial and market analysis, economic incentives analysis, lease negotiations, lease auditing and project management. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions, negotiating lease and ownership terms with landlords and minimizing real estate costs and associated risks for clients through analyzing, structuring and negotiating business and economic incentives, as well as advising on relevant sustainability and environmental issues. Fees are typically based on a percentage of the total financial consideration of the lease commitment for executed leases and are generally earned when a lease is signed. In many cases, landlords are responsible for paying the fees. We use innovative technology and data to provide tenants with an advantage in negotiating leases, which has contributed to our market share gains.

Global Corporate Services. GCS is our consulting and outsourcing services business that focuses on reducing occupancy expenses and improving efficiency for corporate real estate occupiers, with significant, often multi-national presences. We provide beginning-to-end corporate real estate solutions for clients. GCS strives to make its clients more effective by optimizing real estate usage, managing overall corporate footprint expenses, and improving workflow and human capital efficiency through large scale data analysis and our industry-leading technology.

We provide real estate strategic consulting services to our clients, including Fortune 500 and Forbes Global 2000 companies, owner-occupiers, and government agencies, as well as organizations in healthcare and higher education. We also provide enterprise asset management information consulting and technology solutions which can yield cost-savings for our client base. Our consulting services include financial integration, asset and portfolio strategy, location strategy and optimization, workplace strategies, energy and sustainability, workflow and business process improvement, merger and acquisition integration and industrial consulting. We also offer clients value added services including project management, real estate and lease administration and facilities management. Fees for these services are on a negotiated basis and are often part of a multi-year services agreement. Fees may be contingent on meeting certain financial or savings objectives with incentives for exceeding agreed upon targets.

We believe that GCS provides us with a unique lens into commercial real estate and offers ways to win business across multiple business lines. Whether a client currently manages its real estate function in-house (insource) or has engaged an external provider (outsource), GCS aims to create value by securing accounts that are first generation outsourced or by gaining outsourced market share. GCS often provides us with recurring and/or contractual revenue streams when it enters into multi-year contracts for ongoing services, such as project and facilities management and real estate and lease administration over the course of the contract.

For the past 16 years, the International Association of Outsourcing Professionals has named Newmark to The Global Outsourcing 100®, which identifies the world's best outsourcing providers across all industries.

U.K. Business Rates Services and Flexible Workspace Solutions. See the above descriptions under *"Real Estate Investor/Owner Services and Products."*

Business Partners

In certain smaller U.S. and international markets in which we do not maintain Newmark-owned offices, we have agreements in place to operate on a collaborative and cross-referral basis with certain independently owned offices in return for contractual and referral fees paid to us and/or certain mutually beneficial co-branding and other business arrangements. These independent offices are referred to as "business partners." We believe these partnerships allow us to provide the best service to our clients and higher returns to our shareholders, without diluting our focus. These business partners may use some variation of our branding in their names and marketing materials. These agreements typically take the form of multi-year contracts, and provide for mutual referrals in their respective markets, generating additional contract and brokerage fees. While we do not derive a significant portion of our revenue from these relationships, they do enable us to seamlessly provide service to our mutual clients. These business partners give our clients access to additional brokerage professionals with local market research capabilities as well as other commercial real estate services in locations where the Company does not have a physical presence. The discussion of our financial results and other metrics reflects only the business owned by us and does not include the results for business partners using some variation of the Newmark name in their branding or marketing. See "Risks Related to Our Business—Risks Related to Our Commercial Contracts and Arrangements—We may not be able to replace partner offices when affiliation agreements are terminated, which may decrease our scope of services and geographic reach," under Part I, Item 1A, Risk Factors.

Industry Trends and Opportunity

We expect the following industry and macroeconomic trends to impact our market opportunity:

Large and Highly Fragmented Market. We estimate that the commercial real estate services industry is a more than $400 billion global revenue market opportunity. This TAM represents the actual and/or potential revenues that are or could be generated annually by public and private commercial real estate services firms. We believe that a significant portion of the TAM currently resides with smaller and regional companies offering services like ours. We also believe that a large percentage consists of real estate services that are performed in-house by owners and occupiers but that could be partially or entirely outsourced. The estimated TAM also includes businesses in which our public commercial real estate services competitors operate but where Newmark currently does not. We estimate that less than 20% of the potential revenue in the global

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commercial real estate services market is currently serviced by the top 10 global firms (by total revenues), leaving a large opportunity for us to reach clients through superior experience and high-quality service, relative to both our larger competitors and the significant number of fragmented smaller and regional companies. We believe that clients increasingly value full service real estate service providers with comprehensive capabilities and multi-jurisdictional reach. We expect this to provide Newmark a competitive advantage as we have full-service capabilities to service both real estate owners and occupiers.

Institutional Investor Demand for Commercial Real Estate. Institutions investing in real estate often compare their returns on investments in real estate to those of alternative asset classes, benchmark sovereign bonds, and investment-grade corporate bonds. Even with their recent rise, benchmark interest rates have remained below long-term average historical rates around the world over the past several years. For example, ten-year U.S. Treasuries averaged approximately 5.9% over the fifty years ended December 31, 2024.

The weighted average target allocation for all global institutional investors to real estate increased from 5.6% of their overall portfolios in 2010 to 10.8% in 2024, according to figures from an annual survey by Cornell University's Baker Program in Real Estate and Hodes Weill & Associates. The Cornell survey estimates that the global target allocations will remain relatively flat at 10.7% in 2025. We expect these relatively high investor allocations to benefit our owner-focused businesses as interest rates and transaction activity normalize. According to data from Bloomberg (as of early February 2025), economists and futures market participants widely expect major central banks, including the Federal Reserve, to continue gradually lowering short term rates over the next two calendar years. We expect these interest rate movements will accelerate real estate capital markets activity.

One indication that investors remain ready to deploy capital toward real estate is the undeployed amounts held by global real estate focused institutions in closed-end funds. Preqin estimated that there was approximately $380 billion of investible funds held by such institutions as of January 31, 2025, versus $325 billion at the end of 2015 and $205 billion at year-end 2010. These figures exclude the significant amount of real estate assets already invested or held by other types of investors and owners, such as publicly traded REITs, non-traded REITs, and open-ended core property funds. According to the most recent data from MSCI, total global funds under management by real-estate focused institutional investors was $13.2 trillion in 2023. According to Preqin and Goldman Sachs, the subset of such institutional assets under management held by private credit funds focused on real estate debt is expected to grow from $150 billion in 2022 to more than $680 billion in 2027. These types of funds have correspondingly become a growing percentage of commercial and multifamily lending in the U.S. over the past two years.

Significant Levels of Commercial Mortgage Debt Outstanding and Upcoming Maturities. As of the most recently available data from the MBA, there is approximately $4.8 trillion in U.S. commercial and multifamily mortgage debt outstanding (excluding loans for acquisitions, development, and construction, as well as loans collateralized by owner-occupied commercial properties). Of this amount, approximately $2.1 trillion is expected to mature between 2025 and 2027. Refinancing typically makes up a significant portion of overall industry originations. For context, the MBA states that total U.S. commercial and multifamily originations were $891 billion in 2021, $816 billion in 2022, $429 billion in 2023, and an estimated $503 billion in 2024. As of February 2025, the MBA projects that U.S. originations will grow by 16% in 2025 and 22% in 2026. We expect the pullback in commercial real estate lending by banks will continue to drive a large percentage of investors and owners to find alternative solutions, including via the growing share of loans we expect to be originated by alternative lenders such as private credit funds and insurance companies. We anticipate a significant portion of debt maturities to be resolved not only through refinancing, which should help our mortgage brokerage and origination businesses, but also through the kinds of more complex and sophisticated restructurings, loan sales, and recapitalizations in which Newmark specializes. Our capital markets clients have sought, and we believe will continue to seek, our counsel with respect to addressing their related investing and financing needs. We expect our professionals to not only provide our clients with innovative capital markets solutions, but to offer integrated services from our experts across leasing, V&A, property management, servicing, and other areas of Newmark. By using a collaborative and multidisciplinary approach, we can provide our clients with extensive industry and product expertise along regional, national, and increasingly global reach across a wide variety of property types.

Expected Stabilization of Interest Rates. Steady interest rate environments typically stimulate our capital markets business, where demand is often dependent on attractive all-in borrowing rates versus expected asset yields. Demand also depends on credit accessibility and general macroeconomic trends. As interest rates stabilize, we expect this to increase demand for our origination, investment sales, and mortgage brokerage businesses.

Favorable Multifamily Demographics Driving Growth in Multifamily Originations and Sales. Increasing sales prices for single-family homes and condominiums relative to wages, the rise in mortgage rates, relatively low home construction rates over the past decade, an aging population, and immigration to the United States are among the factors increasing demand for new apartment living in the U.S., as well as for single-family rental housing. We expect these factors to support continued growth for our multifamily capital markets business, which provides integrated investment sales, mortgage brokerage, GSE/FHA lending, and loan servicing capabilities. We believe that the combination of these businesses has provided and will continue to have a multiplier effect that drives growth across the Company.

Trend Toward Outsourcing of Commercial Real Estate Services. We estimate that the outsourcing of real estate-related services has reduced both property owner and tenant costs, which has increased the profitability for those who utilize commercial real estate and spurred additional demand for property. We believe that the more than $400 billion global revenue opportunity includes a large percentage of companies and landlords that have not yet outsourced their commercial real estate functions, including many functions offered by our management services businesses. Large corporations are focused on consistency in service delivery and centralization of the real estate function and procurement to maximize cost savings and efficiencies in their real estate portfolios. This focus tends to lead them to choose full-service providers like Newmark, where customers can centralize service delivery and maximize cost savings. We expect our GCS and property management businesses to benefit from the continued growth of outsourcing. For those companies and landlords who do not outsource, we consult with them and offer technology solutions to facilitate self-management more efficiently. Our GCS business has seen increased demand for services relevant to these client needs. We believe that our outsourcing, consulting, and technology offerings allow us to engage further with clients and position us for opportunities to provide additional services to fulfill their needs.

See "Business Environment," in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, for additional information regarding trends in market demand and competitive conditions, which is incorporated by reference herein.

Our Competitive Strengths

We believe our success has been driven by a unique combination of strategies, including:

Valuable Market Insight. The notional value of leasing, investments sales, mortgage brokerage, and GSE/FHA origination transactions that we facilitated, as well as the estimated value of all properties appraised by our V&A business, was nearly $1 trillion in 2024. This provides us with extraordinary and valuable insight across the commercial and multifamily real estate markets.

Expertise and Knowledge. Our comprehensive platform and in-depth knowledge of local, national, and global real estate markets, coupled with our strong understanding of commercial real estate as an asset class, ability to adapt to the evolving market and to shifts in the demand for our services, and deep relationships with users and owners empower us to supply an array of solutions for our clients.

Attracting and Retaining Talent. Newmark's strong culture of innovation, and collaboration has helped us hire and retain a significant number of the industry's most talented professionals over the past decade, while encouraging their innovative and entrepreneurial natures and empowering them through our technology, data analytics, and infrastructure. We believe this makes them better at what they do while strengthening client relationships and enabling our professionals to deliver higher returns for them. Over the past decade, Newmark has been able to provide full-service capabilities while maintaining a manageable scale and has gained market share and risen in relevant league table standings across many business lines. We have accomplished this in part by investing in leadership and recruiting the top performers across our diverse business lines and geographies to our platform.

Culture of Ownership. Our broad-based employee ownership, which was collectively 29% of our fully diluted shares as of December 31, 2024, helps to recruit and retain our talent, encourages an ownership mindset and shared long-term vision, and promotes cross-selling in an environment where our professionals work together within and across business lines to productively and creatively solve our clients' real estate needs. We also believe that this ownership culture serves to align the interests of employees with those of our bondholders and stockholders.

Industry-Leading Revenue per Employee. Newmark's focus is on higher revenue and higher margin businesses, which we believe helps make our professionals among the most productive among U.S.-listed full-service peers. For example, we believe Newmark's total average revenue per employee was more than 70% higher than the average for our U.S.-listed full-service peers in 2023, which is the most recent year for which data is available for all relevant companies.

Full-Service Capabilities. We provide a fully integrated real estate services platform to meet the needs of our clients and seek to provide beginning-to-end services when relevant. We lead with capital markets, where we aim to build the number one platform in the U.S., while expanding our investment sales and debt businesses internationally. We expect this to have a continued multiplier effect on many of our other investor- and owner-focused revenue streams across the Company, including in GSE/FHA origination and loan servicing, V&A, property management, our underwriting, asset management, and servicing platform, and landlord representation leasing. We expect this virtuous circle to continue to drive our growth over time. We are also actively cross-selling our occupier-focused services, which are described above. Today's clients are focused on consistency of service delivery and centralization of the real estate function and procurement, resulting in savings and efficiencies, and allowing them to focus on their core competencies. Our target clients increasingly award business to full-service commercial real estate services firms, a trend which we believe benefits our business over many of our competitors. Additionally, our capabilities afford us an advantage when competing for business from clients who are outsourcing real estate services for the first time, as well as clients seeking best in class data, industry knowledge, and technology solutions. We believe our comprehensive and collaborative approach to commercial real estate services has allowed our revenue sources to become well-diversified across services and key markets throughout the U.S., U.K., and increasingly, other global locations.

Opportunity to Grow Domestic and Global Footprint. In 2024, approximately 13% of our revenues were from international sources, while our largest, full-service, U.S.-listed competitors generated approximately 28% to 46% of their revenues outside the U.S. for the most recent fiscal years reported. We believe that our successful history of acquiring over 55 companies since 2011 and making profitable hires across our business lines and existing geographies demonstrates our ability to continue to grow substantially around the globe.

Strong and Diversified Client Relationships. We have long-standing relationships with many of the world's largest commercial property owners, real estate developers and investors, and Fortune 500 and Forbes Global 2000 companies. We can provide beginning-to-end solutions for our clients through our management services offerings. This allows us to generate more recurring and predictable revenues. We generally have multi-year contracts to provide services, including repeatable transaction work, lease administration, project management, facilities management and consulting. In capital markets, we provide real estate investors and owners with property management and landlord representation during their ownership and assist them with maximizing their return on real estate investments through investment sales, debt and equity financing, lending and V&A services and real estate technology solutions. We believe that the many touch points we have with our clients gives us a competitive advantage in client-specific and overall industry knowledge, and that this has a multiplier effect that drives growth across the Company.

Strong Financial Position to Support High Growth. We generate significant earnings and have a long-term track record of generating strong and consistent cash flow. We had $197.7 million of cash and cash equivalents and $525.0 million available under our revolving Credit Facility as of December 31, 2024. We expect to use our strong financial position and cash flow generation to fuel our future growth.

Strong and Experienced Management Team. Our management team possesses deep leadership experience and subject matter expertise, benefiting both us and our clients. Our executive officers comprise a set of individuals with an average of more than 30 years of industry expertise and a wide range of range of backgrounds and experiences. Additionally, our geographic and business line leadership teams also average more than 30 years of industry experience. Together, these leadership teams represent our flat leadership structure and robust capabilities in both corporate strategy and production expertise.

Technology and Data Analytics

We recognize the transformative impact of technology on the broader commercial real estate industry and on evolving client expectations. We believe our technology portfolio, centered around customer needs, empowers our professionals to deliver exceptional real estate experiences and exceptional value. Newmark seeks to redefine industry standards and to leverage data-driven market, client, and property insights, alongside seamless transaction management and our proven client servicing capabilities. We believe that our holistic approach to internal data capture and integration with outside data providers can open up new revenue opportunities across nearly all of our service lines. The tight partnership between Newmark producers and our technology teams should enable cutting-edge solutions and highly productive technology investments. With a focus on the future and anticipating client needs, we expect this synergy to position our professionals with a competitive edge, as detailed below. We are committed to empowering our professionals with customized data and digital solutions intended to improve and optimize the client experience and help drive growth. For example, we have begun to implement an AI solution for use by our personnel designed to enable Newmark professionals to improve efficiencies by unburdening them from time-consuming routine tasks and enabling them to focus on value-add endeavors.

Integrated Capital Markets Platform. Our suite of capital markets products, intended for use by our investment sales, debt financing, and debt servicing personnel, captures critical data, which is then fed into our comprehensive capital markets insights platform. This integration can empower our professionals with valuable insights into investor, lender, and seller activity.

Newmark's end-to-end digitization of the loan lifecycle used by our professionals connects pre-screeners, processors, business support, closers, underwriters, traders, and servicing on one platform. Through standardized workflows, automation, and system integrations, our digital loan underwriting tool is designed to reduce data input redundancy, improve productivity and accuracy, and reduce cycle times. We believe the integration between our capital markets products creates a convergence of investment and debt sales, financing, and servicing, harmonizing Newmark's capital markets platform for operational efficiency.

Newmark's internal deal management and customer relationship management solution facilitates the entire deal management process from lead generation to transaction closing. It provides a centralized platform for managing clients and prospects and allows for efficient tracking of investor activity through its transaction management module. Additionally, the solution integrates full-service conversion opportunities, which may enhance the potential for increased revenue. We believe that this software streamlines the deal management process for Newmark professionals, capturing pivotal data points from the inception of client interest to the finalization of deals.

Business Intelligence. Newmark offers internal self-service analytics dashboards that consolidate data from diverse sources, providing our professionals with valuable insights and intelligence to assist in their business pursuits. Newmark's GCS technology, Newlitic, aggregates and integrates information across an enterprise's real estate portfolio into one single platform. A flexible and intuitive tool for commercial real estate professionals, this software offers capabilities for multiple management reporting needs—including occupancy utilization, portfolio and lease administration, transaction management, capital projects and facilities management —through customizable web dashboards.

Property Intelligence. Newmark's interactive site selection intelligence platform offers clients extensive market and property intelligence to aid in their location decision-making process. By leveraging data visualization, our interactive platform enables clients to make informed decisions based on demographics and logistics. Our digital tourbook generator, Spaceful, enhances the tour process for our clients through an intuitive mobile user experience. It allows brokerage teams to collaborate and make real-time adjustments, creating elegant tourbooks with auto-generated maps quickly. This software furthers our commitment to sustainability, by reducing the need for paper and streamlining collaboration and touring.

Full-Service V&A Product Suite. Newmark's V&A digital solutions used by our professionals contain extensive repositories of sales data, comparable leases, and building operating expenses. Use of such datasets is intended to reduce appraisal modeling time while improving report accuracy. Our property management digital solution used by our professionals is designed to improve visibility into sales pipelines, new business pursuits, service agreements, and vendor management revenue. Processes are streamlined through centralization, notification automation, and simplified templates.

Industry Recognition

Over the past several years, we have consistently won a number of U.S. industry awards and accolades, been ranked highly by third-party sources, and significantly increased our rankings, which we believe reflects recognition of our performance and achievements. For example:

- #1 Top Mortgage Banking & Brokerage Firms, Commercial Property Executive & Multi-Housing News, 2025;
- #1 Top Office Brokers, MSCI, 2024;
- #1 Top Student Housing Lender, Freddie Mac, 2024;
- #2 Top Sales Firms, Commercial Property Executive, 2024;
- #2 Top Multifamily Brokerage Firms, Multi-Housing News, 2024;
- #2 Top Office Brokers, Real Estate Alert, 2024;
- #2 Top Brokers of Data-Center Properties, Real Estate Alert, 2024;
- #3 Top Seniors Housing DUS® Producers, Fannie Mae, 2024;
- #3 Top Apartment Brokers, MSCI, 2024;
- #3 Top Cross-Border Brokers, MSCI, 2024;
- #3 Top Brokers of Multi-Family Properties, Real Estate Alert, 2024;
- #3 Top Brokers of Self-Storage Properties, Real Estate Alert, 2024;
- #4 Top Leasing Firms, Commercial Property Executive, 2024;
- #4 Top Overall DUS® Producers, Fannie Mae, 2024;
- #4 Top Brokers by Investment Volume, MSCI, 2024;
- #5 Top Conventional Lender, Freddie Mac, 2024;
- Ranked among The Global Outsourcing 100® by the International Association of Outsourcing Professionals, 2024, for the 16th consecutive year;
- Named World's Best Real Estate Consultant, Euro money, 2024; and

- Named among GlobeSt's. 'Best Places to Work', 2024.

Clients

Our clients include a full range of real estate owners, occupiers, tenants, investors, lenders, small and medium size businesses, as well as multi-national corporations and some of the largest institutional owners of real estate in the world in numerous markets and across multiple property types, including office, retail, industrial, multifamily, student housing, hotel/lodging, data centers, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity, and include for-profit and non-profit entities, governmental entities and public and private companies.

Sales and Marketing

We seek to develop our brand and highlight its expansive platform while reinforcing our position as a leading commercial real estate services firm globally through brand and corporate marketing, local marketing of specific business lines and targeted brokerage professional marketing efforts, as described below.

Global Brand and Corporate Marketing. Globally, we utilize media relations, industry sponsorships, social media, sales collateral and targeted advertising in trade and business publications to develop and market our brand. We believe that our emphasis on our unique capabilities enables us to demonstrate our strengths and differentiate ourselves from our competitors. Our multi-market business groups provide customized collateral, website and technology solutions designed to address specific client needs.

Local Market Expertise and Targeted Brokerage Professional Efforts. On a local level, our offices (including those owned by us and those independently owned by business partners) have access to tools and templates that provide our revenue-generating professionals with the market knowledge we believe is necessary to educate and advise clients, and also to bring properties to market quickly and effectively. These tools and templates include proprietary research and analyses, web-based marketing systems and ongoing communications and training about our depth and breadth of services. Our professionals use these local, national and global resources to participate directly in selling to, advising and servicing clients. We provide marketing services and materials to certain business partners as part of an overall agreement allowing them to use our branding. We also benefit from shared referrals and materials from local offices.

Leading Research Capabilities. We invest in and rely on comprehensive and proprietary research to support and guide the development of real estate and investment strategy for our clients. Research plays a key role in keeping colleagues attuned to important trends and changing conditions in world markets. We disseminate this information internally and externally directly to prospective clients and the marketplace through the company website, direct email, and social media. We believe that our investments in research and technology are critical to establishing our brand as a thought leader and expert in real estate-related matters and provide a key sales and marketing differentiator.

Intellectual Property

We hold various trademarks, trade dress and trade names and rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property rights. We own numerous domain names and have registered numerous trademarks and/or service marks in the United States and foreign countries. We will continue to file additional patent applications on new inventions, as appropriate, demonstrating our commitment to technology and innovation. Although we believe our intellectual property rights play a role in maintaining our competitive position in a number of the markets that we serve, we do not believe we would be materially adversely affected by the expiration or termination of our trademarks or trade names or the loss of any of our other intellectual property rights. Our trademark registrations must be renewed periodically, and, in most jurisdictions, every 10 years.

Competition

We compete across a variety of business disciplines within the commercial real estate industry, including commercial property and facilities management, owner-occupier, property and landlord representation, property sales, valuation, capital markets (equity and debt) solutions, GSE/FHA lending and loan servicing, limited servicing and asset management, and special servicing. Each business discipline is highly competitive on a local, regional, national and global level. We also compete with other large multi-national firms that have similar or overlapping service competencies to ours, including CBRE Group, Inc., Colliers International Group Inc., Cushman & Wakefield PLC, Jones Lang LaSalle Incorporated, and Savills plc. In addition, more specialized large firms like Berkadia Proprietary Holding LLC, Eastdil Secured LLC, Knight Frank LLP, Marcus & Millichap Inc., and Walker & Dunlop, Inc. compete with us in certain service lines or property types. Depending on the geography, property type or service, we may compete with other commercial real estate service providers, including outsourcing companies such as Aramark, ISS A/S, and ABM Industries. We may also compete with firms that provide flexible office-space solutions, such as International Workplace Group PLC and WeWork Companies LLC. From time to time, we also compete with in-house corporate real estate departments, institutional lenders, insurance companies, investment banking firms, and accounting and consulting firms in various parts of our business. Despite recent consolidation, the commercial real estate services industry remains highly fragmented and competitive. Although many of our competitors are local or regional firms that are smaller than us, some of these competitors are more entrenched than us on a local or regional basis.

Seasonality

Due to the strong desire of many market participants to close real estate transactions prior to the end of a typical calendar year, our business exhibits certain seasonality, with our revenue tending to be lowest in the first quarter and strongest in the fourth quarter. This is particularly true for the industry across leasing, capital markets, and V&A. For the five years from 2020 through 2024, we generated an average of approximately 21% of our revenues in the first quarter and 30% of our revenues in the fourth quarter.

Partnership and Equity Overview

We expect many of our key brokerage professionals, salespeople and other professionals to have a substantial amount of their own capital invested in our business, aligning their interests with those of our stockholders. We control the general partner of Newmark Holdings. The limited partnership interests in Newmark Holdings consist of: (i) a special voting limited partnership interest held by us; (ii) exchangeable limited partnership interests held by Cantor; (iii) founding/working partner interests held by founding/working partners; (iv) limited partnership units, which consist of a variety of units that are generally held by employees such as REUs, RPUs, PSUs, PSIs, PSEs, LPUs, APSUs, APSIs, AREUs, ARPUs and NPSUs; and (v) Preferred Units, which are working partner interests that may be awarded to holders of, or contemporaneous with, the grant of certain limited partnership units. See "Our Organizational Structure."

While Newmark Holdings limited partnership interests generally entitle our partners to participate in distributions of income from the operations of our business, upon leaving Newmark Holdings (or upon any other purchase of such limited partnership interests), any such partners will only be entitled to receive over time, and provided such partner does not violate certain partner obligations, an amount for their Newmark Holdings limited partnership interests that reflects such partner's capital account or compensatory grant awards, excluding any goodwill or going concern value of our business unless Cantor, in the case of the Founding Partners, and we, as the general partner of Newmark Holdings, otherwise determine. Our partners will be able to receive the right to exchange their Newmark Holdings limited partnership interests for shares of our Class A common stock (if, in the case of Founding Partners, Cantor so determines and, in the case of working partners and limited partnership unit holders, we, as the Newmark Holdings general partner, with Cantor's consent, determine otherwise) and thereby realize any higher value associated with our Class A common stock. We believe that employee equity ownership creates a sense of responsibility for the health and performance of our business and a strong incentive to maximize our revenues and profitability. See "—Human Capital Management—Performance-Based and Highly Retentive Compensation Structure," "—Our Organizational Structure," and the information contained under "Risks Related to Our Relationship with Cantor and Its Respective Affiliates" included in Part I, Item 1A, Risk Factors.

Regulation

The brokerage of real estate sales and leasing transactions, property and facilities management, conducting real estate valuation and securing debt for clients and other business lines require that we comply with regulations affecting the real estate industry and maintain licenses in the various jurisdictions in which we operate. Like other market participants that operate in numerous jurisdictions and in various business lines, we must comply with numerous regulatory regimes.

We could be required to pay fines, return commissions, have a license suspended or revoked, or be subject to other adverse actions if we conduct regulated activities without a license or violate applicable rules and regulations. Licensing requirements could also impact our ability to engage in certain types of transactions, change how we conduct business or affect the cost of conducting business. We and our licensed associates may be subject to various obligations, and we could become subject to claims by regulators and/or participants in real estate sales or other services claiming that we did not fulfill our obligations. This could include claims with respect to alleged conflicts of interest where we act, or are perceived to be acting, for two or more clients. While management has overseen highly regulated businesses before and expects us to comply with all applicable regulations in a satisfactory manner, no assurance can be given that it will always be the case. In addition, federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations that impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to such properties. In our role as property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard for the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination. Further, liability under some of these laws and regulations may be joint and several, meaning that one of multiple liable parties could be responsible for all costs related to a contaminated site. Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property or facilities managers to inspect for and remove lead-based paint in certain buildings, could increase our costs of regulatory compliance and potentially subject us to claims of violations by regulatory agencies or others. Additionally, under certain circumstances, failure by our brokerage professionals acting as agents for a seller or lessor to disclose environmental contamination at a property could result in liability to a buyer or lessee of an affected property.

We are required to meet and maintain various eligibility criteria from time to time established by the GSEs and HUD, as well as applicable state and local licensing agencies, to maintain our status as an approved lender. These criteria include minimum net worth, operational liquidity and collateral requirements, and compliance with reporting requirements. We also are required to originate our loans and perform our loan servicing functions in accordance with the applicable program requirements and guidelines from time to time established by the GSEs and HUD. For additional information, see "Risks Related to Our Mortgage Servicing Business— Changes in relationships with GSEs and HUD could adversely affect our ability to originate commercial real estate loans through such programs, although we also provide debt and equity to our clients through other third-party capital sources. Compliance with the minimum collateral and risk-sharing requirements of such programs, as well as applicable state and local licensing agencies, could reduce our liquidity" included in Part I, Item 1A, Risk Factors.

Newmark is subject to various capital requirements in connection with seller/servicer agreements that Newmark has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in Newmark's inability to originate and service loans for the respective GSEs and could have a direct material adverse effect on Newmark's consolidated financial statements. As of December 31, 2024, Newmark met all capital requirements. As of December 31, 2024, the most restrictive capital requirement was Fannie Mae's net worth requirement. Newmark exceeded the minimum requirement by $370.2 million.

Certain of Newmark's agreements with Fannie Mae allow Newmark to originate and service loans under Fannie Mae's DUS program. These agreements require Newmark to maintain sufficient collateral to meet Fannie Mae's restricted and operational liquidity requirements based on a pre-established formula. Certain of Newmark's agreements with Freddie Mac allow Newmark to service loans under the Freddie Mac TAH. These agreements require Newmark to pledge sufficient collateral to meet Freddie Mac's liquidity requirement of 8% of the outstanding principal of TAH loans serviced by Newmark. As of December 31, 2024, Newmark met all liquidity requirements.

In addition, as a servicer for Fannie Mae, GNMA and FHA, Newmark is required to advance to investors any uncollected principal and interest due from borrowers. As of December 31, 2024 and 2023, outstanding borrower advances were approximately $0.5 million and $1.6 million, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets.

In order to continue our business in our current structure, we and Newmark Holdings must not be deemed investment companies under the Investment Company Act. We intend to take all legally permissible action to ensure that such entities are not subject to such Act. For additional information, see "Risks Related to Our Corporate and Partnership and Equity Structure—If we or Newmark Holdings were deemed an "investment company" under the Investment Company Act, the Investment Company Act's restrictions could make it impractical for us to continue our business and structure as contemplated and could materially adversely affect our business, financial condition, results of operations and prospects" included in Part I, Item 1A, Risk Factors.

Human Capital Management

Human Capital Resources. Newmark is an organization built on strong values, employee engagement and ownership. At our core we are committed to our employees by providing them with an opportunity to participate in our success. We believe that by cultivating a dynamic mix of people and ideas, we enrich the performance of our businesses, the experiences of our employee base, and the level of engagement in the communities in which we operate. We value hard work, innovation, superior client service, strong ethics and governance and equal employment opportunity. Further, philanthropy is woven into our corporate culture. We believe these values foster sustainable, profitable growth. We strive to be exemplary corporate citizens and honor high ethical principles in our interactions with other businesses, our employees and the communities in which we live and work.

Workforce. As of December 31, 2024, we had nearly 7,500 employees in approximately 140 offices in 120 cities. The expenses of approximately 1,200 of those employees are partially or fully reimbursed by clients, mainly in our property management and GCS businesses. In addition, and as of this same date, Newmark has licensed its name to certain independently owned commercial real estate providers we consider business partners, with more than 400 employees of such business partners operating in various locations where Newmark does not operate. As of December 31, 2024, Newmark and our business partners together operated from approximately 170 offices with over 8,000 professionals across four continents.

We also receive support services from certain employees who also work for Cantor and its affiliates and who provide services to us pursuant to our Administrative Services Agreement with Cantor and devote some or all of their time to Newmark. Generally, employees are not subject to any collective bargaining agreements, except approximately 240 employees in the United States, all of whom are employees for which the expenses are fully reimbursed by our clients, and for certain of our employees based in our European offices who are covered by the national, industry-wide collective bargaining agreements relevant to the countries/sectors in which they work.

Our non-U.S. headcount has grown in recent years, including for our India offshoring operations, the hiring of new international professionals across capital markets, leasing, V&A, and GCS, and certain acquisitions. We expect our international headcount to increase as we continue to expand our global operations.

We have invested significantly through acquisitions, technology spending and the hiring of new brokerage professionals, salespeople, managers and other front-office personnel. The market for these acquisitions has been competitive, and it is expected that these conditions will persist for the foreseeable future. We have attracted best-in-class professionals to our platform, which is known for scale, technology and expertise.

Human Capital Measures and Objectives. In response to shifting client demands, we seek to also manage our human capital resources as we expand service offerings and geographies in order to maximize profitability.

Our human capital measures and objectives include those related to employee headcount. During 2024, we saw a decrease in voluntary turnover year-on-year in all parts of the organization. Our retention rate for our managers, brokers, salespeople, and other revenue-generating personnel improved measurably compared with 2023, reflecting industry trends and the strong retention incentives for our talent.

We continue to invest in the business by adding high profile and talented producers and other revenue-generating professionals. In 2024, we continued to expand our presence in the U.K. as well as in Europe, including launching brokerage businesses in France and Germany. From a human capital perspective, we have made some key management hires in 2024 and expect them to be continued areas of growth in the future.

From time to time, we engage in cost-savings initiatives, including reducing the number of employees to improve margins. We are also focused on driving margin expansion through the use of technology to improve our workforce's productivity and rationalizing our cost structure to drive increased efficiencies and through the use of nearshoring and offshoring where appropriate. As an example of the latter, our India offshoring operation now consists of nearly 800 employees in 2024, compared with over 510 in 2023.

Human Capital and Social Policies and Practices. We are committed to our people, our stockholders and the community as a whole. We have a variety of programs to incentivize and support our employees, from employee ownership to comprehensive benefits and training. We are also committed to equal employment opportunity, and other policies and practices designed to fulfill our commitment to social and human capital development.

Attracting and Retaining the Best Talent. Our success depends on our ability to attract and retain talented, productive and skilled employees to transact with our clients in a challenging and regulated environment that is experiencing ever-increasing competition for talent. We are investing in fostering an inclusive and incentivized work environment where our people can deliver their best work every day. In 2021 and in 2024, we were named by GlobeSt.com as one of commercial real estate's "Best Places to Work." Newmark was ranked #1 on LinkedIn's 2022 "Top Companies in Real Estate" list, which ranks the top 25 companies at which to grow a career in the industry.

Safe, Empowering, and Flexible Work Environment*.* We recognize that the health and well-being of our employees is fundamentally linked to the success of our organization. We have implemented significant measures to create a safe work environment. In addition to ensuring our offices meet applicable state and local regulatory standards, Newmark maintains a comprehensive Health and Safety Manual that guides our policies and procedures in compliance with federal standards enforced by the Occupational Safety and Health Administration. Our employees receive safety awareness training via Newmark's online safety training platform, providing access to over 1,000 courses across three safety catalogs. We are committed to a culture that is built around the evolving needs of our talented workforce, promoting safety, empowerment, and flexibility. As part of this commitment, we proudly offer a comprehensive benefits package crafted to enhance our culture and support the success of our employees, both at work and home. To facilitate the retention of our employees, we also provide additional benefits, including a 401(k) match.

Performance-Based and Highly Retentive Compensation Structure. Virtually all of our key executives and producers have equity or partnership stakes in the Company and its subsidiaries. Generally, they receive deferred equity, limited partnership units or RSUs as part of their compensation. As of December 31, 2024, our employees and independent contractors, partners, executive officers and directors owned approximately 29% of our equity on a fully diluted basis. We issue limited partnership units and other forms of equity-based compensation, such as RSUs, which:

- Provide liquidity to our partners and employees over time;
- Align the interests of our partners and employees and management with those of common stockholders;
- Help motivate and retain key partners and employees; and
- Encourage a collaborative culture that drives cross-selling and growth.

The non-exchangeable partnership units held by our partners are subject to forfeiture (such as if the non-compete, confidentiality or non-solicit provisions of the Newmark Holdings limited partnership agreement are violated), and unvested restricted stock units are subject to service conditions that must be met in order for them to vest into shares of Newmark common stock. In addition, any partnership amounts paid following termination of service generally are paid over a number of years to ensure compliance with partner obligations. This compensation structure has proven to be highly retentive, and since 2015, we have retained approximately 93% of our top-performing producers.

We also enter into various agreements with certain of our employees and partners. Many of these individuals receive loans that may be either wholly or in part repaid from the proceeds of sales of the employees' shares of our Class A common stock or distribution earnings that the individual receives on some or all of their limited partnership units, or that may be forgiven over a period of time. These loans provide incentives and promote entrepreneurship, retention and long-term engagement.

Compensation Recovery/Clawback Policy. The Company has adopted a compensation recovery ("clawback") policy for its executive officers effective as of December 1, 2023, with retroactive applicability to October 2, 2023. The policy applies to compensation received by the company's executive officers that results from the attainment of a financial reporting measure based on or derived from financial information ("Incentive-Based Compensation"). The policy provides for the recovery of Incentive-Based Compensation received by a covered person in the event of an accounting restatement due to material noncompliance with financial reporting requirements that is in excess of the Incentive-Based Compensation that such person would have received based upon the restated financial reporting measure. The policy only applies to Incentive-Based Compensation and does not apply to compensation that is purely discretionary or purely based on subjective goals or goals unrelated to financial reporting measures.

Equal Employment Opportunity. We are committed to equal employment opportunity, and other policies and practices that seek to further our development of a productive and inclusive workplace. We consider all qualified applicants for job openings and promotions without regard to race, color, religion, gender, sexual orientation, gender identity, national origin or ancestry, age, disability, service in the armed forces, or any other protected characteristic. We continue to develop initiatives to support these values.

Fairness in Pay. We are dedicated to our efforts to achieve pay fairness. Our promotion and compensation processes are designed to enable us to treat employees fairly with respect to pay and opportunity and our compensation decisions are differentiated based on performance.

Talent remains at the core of who we are as a company, and we remain committed to having a culture built around fairness, equal employment opportunity and inclusion and developing a talented workforce with a range of backgrounds and experiences, including through our active participation in various initiatives. We also participate in job fairs and job boards that are focused on reaching a broad applicant pool of qualified applicants with a range of backgrounds, perspectives, and experiences.

Employee Engagement, Communication, Career Management and Training and Development. We invest in our employees' long-term development and engagement by delivering training and development programs and a culture where our people can thrive and maximize their potential. We require mandatory annual training in workplace respect and inclusion on various topics including, anti-money laundering, and anti-crime, global sanctions, ethics, cybersecurity and anti-harassment and anti-discrimination among other topics. We also provide or support periodic job-specific and other developmental training and support for our employees so they can maximize their potential, as well as tuition reimbursement programs to eligible employees.

We provide virtual and in-person leadership training to managers on topics, including management effectiveness, communication skills, interview skills, writing and delivering effective performance evaluations, and other topics. This training is supplemented by a comprehensive library of on-line training courses that managers and employees may access. Finally, our individual business lines offer ongoing learning and development opportunities tied to deepening the subject matter expertise of their professionals.

Our success depends on employees understanding how their work and engagement contribute to our strategy, culture, values and regulatory environment. We use various channels to facilitate open and direct communication, including internal calls and meetings with employees, training and policy updates, and our social outings and events.

Succession Planning and Retention. From time to time, the Board discusses succession planning, including our consideration of succession strategy, the impact of any potential absence due to illness or leave of certain key executive officers or employees, as well as competing demands on the time of certain of our executive officers who also provide services to Cantor, BGC and its consolidated subsidiaries, and various other ventures and investments sponsored by Cantor. Our Board also discusses from time to time, as part of its succession planning, engagement and encouragement of future business leaders and the process of introducing directors to leaders in our business lines, including discussing business strategies and challenges with our existing senior business leaders. The Board may also discuss short-term succession in the event that certain of the senior executive officers should, on an interim or unexpected basis, become temporarily unable to fulfill their duties. The Board also considers hiring and retention of leaders required for the changing business landscape and to lead future business lines. Such individuals could include internal and external candidates. Additionally, we have implemented identification and tracking of candidates with a range of backgrounds and experience as part of our succession planning efforts.

Our succession discussions were particularly relevant in 2024 as, in November 2024, Mr. Lutnick, our Executive Chairman, was nominated as the 41st U.S. Secretary of Commerce. Mr. Lutnick was confirmed by the U.S. Senate on February 18, 2025 and stepped down from all of his positions with Newmark and as Chairman of the Board. Our Board has elected Mr. Kyle Lutnick and Mr. Stephen M. Merkel, our Chief Legal Officer, to join our Board of Directors and Mr. Merkel to serve as Chairman of the Board. Mr. Gosin will take on additional responsibilities with our operating companies and will serve as our Principal Executive Officer. See "Recent Board of Directors and Executive Officers Changes."

We have taken strong steps to ensure the retention of our executive officers, including Messrs. Gosin and Rispoli, our Chief Executive Officer and Chief Financial Officer, respectively. The employment agreement entered into with Mr. Gosin on February 10, 2023 and the employment agreement entered into with Mr. Rispoli on September 29, 2022, each provide strong incentives for our key executive officers to continue providing their services to the Company. The high proportion of equity-based compensation in Messrs. Gosin and Rispoli's respective employment agreements further align their interests with those of our stockholders. In February 2025, Mr. Merkel also entered into a change of control agreement to facilitate continuous service during any change in control.

Corporate Responsibility, Environmental, Social and Governance and Sustainability. We believe our business-focused corporate responsibility and ESG policies and practices support our efforts to be an exemplary corporate citizen, creates sustainable long-term value for Newmark, our stockholders and other stakeholders, our clients and our employees, and helps us mitigate risks, reduce costs, protect brand value, and capitalize on market opportunities. As Newmark continues to expand globally, we expect that our ESG programs will add value and enhance the sustainable business solutions for our clients and positively impact the communities in which our clients and we operate.

Our Board-level ESG Committee provides oversight with respect to our ESG policies and practices. The ESG Committee charter may be found on our website at *www.nmrk.com/esg/governance* under the heading "Environmental, Social and Governance Committee Charter." With the Board's and the ESG Committee's oversight, we are embedding social and human capital, employment, environmental, sustainability, charitable and corporate governance policies and practices into our corporate strategy, compensation, disclosure, and goals to maintain and advance long-term value for our investors.

Newmark supports sustainable business practices and is focused on taking the steps necessary to continue developing our sustainability program internally and further develop the sustainability-related services we offer our clients. We retained a nationally certified women-owned firm to assist our leadership in this endeavor. We also established an ESG Executive Committee, comprised of key Company executives and other senior leaders, to provide direction for Newmark's ESG and sustainability progress and initiatives. Their results include:

- The publication of our first Corporate Responsibility Report in 2023 and expected publication of our second report this spring;
- Prioritization of industry-relevant ESG topics to guide our actions, informed by management, market, employee and investor interests and ESG standards;
- Engagement on ESG topics to meet business and client objectives; and
- Recognition as a Green Lease Leader from the Department of Energy and Institute for Market Transformation for sustainability and green lease guidance used internally and shared with clients.

Our Environmental Focus, Workplace Strategies and Sustainable Business Practices. We are focused on the environment and recognize the importance of treating our natural resources with respect so that they are available to future generations. Building operations have a significant impact on the environment, and as technology continues to place greater demands on building systems for power and cooling, energy consumption is expected to continue to rise at an unsustainable rate. As one of the largest global commercial real estate service providers, we believe it is our responsibility to improve energy efficiency and reduce energy consumption to protect the environment through continuous improvement of building practices. Newmark has a public-facing Environmental Policy that highlights our strategies toward reducing resource consumption, assessing performance through utility data collection and upholding stakeholder interests around environmental performance. We understand that sustainable buildings provide a better work environment, increase building efficiency, and reduce the environmental impact of building operations, and recognize that this requires continuous improvement in our own spaces and increasingly sophisticated support for our clients.

As a responsible business, we are acutely aware of climate change and other major issues affecting the environment. We also understand the impact commercial real estate can have on the health of the environment. That is why we encourage sustainable building practices and, in our GCS business and property management assignments, recommend strategies to clients to maximize energy efficiency, recycle materials and limit waste. These goals apply to Newmark's offices as well as to the work we do for our clients, whether in selecting a location, building out space or managing an asset. Newmark's property, facilities and energy/sustainability management teams work internally and with clients to reduce energy demand and carbon emissions. Newmark is increasingly collecting and measuring environmental data and this data is used to build client strategies around energy efficiency and renewable energy supply initiatives.

We are taking steps to minimize the environmental impact and carbon footprint of our corporate offices. We have updated our site selection guidelines to prioritize more energy efficient and sustainably managed spaces. We also updated our energy efficiency policy, our interior fit-out standards and our waste reduction policy. We continue to explore strategies for reducing our greenhouse gas emissions, increasing use of renewable energy, conserving water, and reducing waste. Newmark is working with the owners and property management teams that oversee the buildings we occupy to collect accurate and actionable energy data. As this data becomes more available, Newmark plans to implement energy efficiency initiatives where possible that will help lower our overall carbon footprint. We are also investigating the purchase of renewable energy supply where possible in deregulated energy markets. For all newly leased space for Newmark, we generally consider green lease options and strive to build and operate a sustainable workplace. Newmark occupies over a dozen buildings that are LEED certified and over 30 that are Energy Star certified. For example, our New York City headquarters at 125 Park Avenue is in a building that has received U.S. Green Building Council LEED Gold certification and is also Energy Star certified.

Environmental Policy and Energy and Sustainable Service Reference Guide. We have a policy with respect to the responsible environmental management of our operations. We are creating a baseline to understand and minimize the impact that our business has on the environment and are actively searching for ways to reduce our footprint. We are pursuing traditional, as well as new and innovative, methods to achieve our goals.

Further information on our policy can be found on our website at *www.nmrk.com/esg/environmental* under the heading "Environmental Policy."

Energy and sustainability are growing areas of focus for our clients and client services. Since 2017, Newmark's Energy and Sustainability Services team has led energy management initiatives for Newmark clients. The team partners with clients to help identify, develop and manage green building investments, pursue Energy Star certifications, manage their greenhouse gas emissions inventory, and establish long-term energy conservation measures to help meet their corporate decarbonization and net zero emissions goals. The team utilizes a cloud-based Energy Intelligence Platform that empowers clients with access to their utility data, offers facility utility bill payment services and manages third-party procurement contracts, which it integrates with Energy Star reporting. To support our services, we have also developed an Energy and Sustainability Services Reference Guide, available at *www.nmrk.com/storage-nmrk/uploads/documents/Newmark-Energy-and-Sustainability-Services-Guide_2023.pdf,* which assists clients and property teams in reducing the environmental impact of property operations, maintenance and construction associated with real estate assets.

For more information about our policies and these initiatives and services provided to clients and within our own facilities as they evolve, please refer to our website at *www.nmrk.com/esg.*

Newmark annually publishes further details on our policies and programs in a Corporate Responsibility Report including employee resources, learning and development programs and supplier and vendor practices. You may also find our Corporate Governance Guidelines, Code of Business Conduct and Ethics, the charters of the committees of our Board of Directors, Policy Statement on Hedging information about our charitable initiatives and other sustainability and ESG policies and practices on our website. The information contained in such report and on, or accessed through, our website, is not part of, and not incorporated into, this Annual Report on Form 10-K.

OUR ORGANIZATIONAL STRUCTURE

Current Organizational Structure

Dual Class Equity Structure of Newmark Group, Inc. We have a dual class equity structure, consisting of shares of Newmark Class A common stock and Newmark Class B common stock. We expect to retain and have no plans to change our dual class structure.

Newmark Class A common stock. Each share of Newmark Class A common stock is generally entitled to one vote on matters submitted to a vote of our stockholders. As of December 31, 2024, there were 224,490,246 shares of Newmark Class A common stock issued and 149,506,832 shares outstanding. As of December 31, 2024, Cantor and CFGM held no shares of Newmark Class A common stock. See "—Partnership Exchange Rights into Newmark Class A and Class B Common Stock," below, for a discussion of developments after December 31, 2024.

Newmark Class B common stock. Each share of Newmark Class B common stock is generally entitled to the same rights as a share of Newmark Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Newmark Class B common stock is entitled to 10 votes. The Newmark Class B common stock generally votes together with the Newmark Class A common stock on all matters submitted to a vote of our stockholders. As of December 31, 2024, Cantor and CFGM held 21,285,533 shares of Newmark Class B common stock, representing all of the outstanding shares of Newmark Class B common stock and approximately 58.8% of our total voting power.

Shares of Newmark Class B common stock are convertible into shares of Newmark Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, if Cantor and CFGM had converted all of their shares of Newmark Class B common stock into shares of Newmark Class A common stock as of December 31, 2024, they would have collectively held 12.5% of the voting power in Newmark and the other stockholders of Newmark would have held 87.5% of the voting power in Newmark (and the indirect economic interests in Newmark OpCo would remain unchanged). In addition, if as of December 31, 2024 (1) Cantor and CFGM continued to hold shares of Newmark Class B common stock and (2) Cantor exchanged all of the 25,750,090 Newmark Holdings exchangeable limited partnership units then held by Cantor for shares of Newmark Class B common stock, Cantor and CFGM would have held 76.6% of the voting power in Newmark, and the stockholders of Newmark other than Cantor and CFGM would have held 23.4% of the voting power in Newmark.

Cantor has pledged 5,000,000 shares of Class B common stock held by it to Bank of America, N.A. in connection with certain partner loans. There are no circumstances under which the holders of Newmark Class B common stock would be required to convert their shares of Newmark Class B common stock into shares of Newmark Class A common stock, absent the exercise of the pledge in the event of foreclosure. Our Certificate of Incorporation does not provide for automatic conversion of shares of Newmark Class B common stock into shares of Newmark Class A common stock upon the occurrence of any event.

Partnership Structure of Newmark Holdings and Newmark OpCo. At Newmark Group, Inc., we are a holding company that holds partnership interests as described below, serves as the general partner of Newmark Holdings and, through Newmark Holdings, acts as the general partner of Newmark OpCo. As a result of our ownership of the general partnership interest in Newmark Holdings and Newmark Holdings' general partnership interest in Newmark OpCo, we consolidate Newmark OpCo's results for financial reporting purposes.

We hold the Newmark Holdings general partnership interest and the Newmark Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of Newmark Holdings and serve as the general partner of Newmark Holdings, which entitles us to control Newmark Holdings. Newmark Holdings, in turn, holds the Newmark OpCo general partnership interest and the Newmark OpCo special voting limited partnership interest, which entitle Newmark Holdings to remove and appoint the general partner of Newmark OpCo, and serve as the general partner of Newmark OpCo, which entitles Newmark Holdings (and thereby us) to control Newmark OpCo. In addition, as of December 31, 2024, we directly held Newmark OpCo limited partnership interests consisting of approximately 173,965,102 units, representing approximately 69.2% of the outstanding Newmark OpCo limited partnership interests.

Cantor, founding partners, working partners and limited partnership unit holders directly hold Newmark Holdings limited partnership interests. Newmark Holdings, in turn, holds Newmark OpCo limited partnership interests and, as a result, Cantor, founding partners, working partners and limited partnership unit holders indirectly have interests in Newmark OpCo limited partnership interests.

The Newmark Holdings limited partnership interests are held and designated as follows:

- Newmark Holdings limited partnership interests held by Cantor and CFGM are designated as Newmark Holdings exchangeable limited partnership interests;
- Newmark Holdings limited partnership interests held by the founding partners are designated as Newmark Holdings founding partner interests;
- Newmark Holdings limited partnership interests held by working partners are designated as Newmark Holdings working partner interests; and
- Newmark Holdings limited partnership interests held by limited partnership unit holders are designated as limited partnership units.

Partnership Exchange Rights into Newmark Class A and Class B Common Stock. Each Newmark Holdings limited partnership interest held by Cantor and CFGM is generally exchangeable with us for a number of shares of Newmark Class B common stock (or, at Cantor's option or if there are no additional authorized but unissued shares of Newmark Class B common stock, a number of shares of Newmark Class A common stock) equal to the Exchange Ratio.

As of December 31, 2024, 2,113,360 founding/working partner interests were outstanding. These founding/working partner interests were issued in the Separation to holders of BGC Holdings founding/working partner interests, who received such founding/working partner interests in connection with BGC Partners' acquisition of the BGC Partners business from Cantor in 2008. The Newmark Holdings limited partnership interests held by founding/working partners are not exchangeable with us unless (1) Cantor acquires Cantor Units from Newmark Holdings upon termination or bankruptcy of the founding/working partners or redemption of their units by Newmark Holdings (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with us for shares of Newmark Class A common stock or Newmark Class B common stock as described above, or (2) Cantor determines that such interests can be exchanged by such founding/working partners with us for Newmark Class A common stock, with each Newmark Holdings unit exchangeable for a number of shares of Newmark Class A common stock equal to the exchange ratio (which was initially one, but is subject to adjustment as set forth in the Separation and Distribution Agreement), on terms and conditions to be determined by Cantor (which exchange of certain interests Cantor expects to permit from time to time). Cantor has provided that certain founding/working partner interests are exchangeable with us for Class A common stock, with each Newmark Holdings unit exchangeable for a number of shares of Newmark Class A common stock equal to the exchange ratio (which was initially one, but is subject to adjustment as set forth in the Separation and Distribution Agreement), in accordance with the terms of the Newmark Holdings limited partnership agreement. Once a Newmark Holdings founding/working partner interest becomes exchangeable, such founding/working partner interest is automatically exchanged upon a termination or bankruptcy with us for Newmark Class A common stock.

We also provide exchangeability for partnership units into Newmark Class A common stock in connection with (1) our partnership redemption, compensation and restructuring programs, (2) other incentive compensation arrangements and (3) business combination transactions.

As of December 31, 2024, 77,251,954 limited partnership units were outstanding (including founding/working partner interests and working partner interests, and units held by Cantor). Limited partnership units will be only exchangeable with us in accordance with the terms and conditions of the grant of such units, which terms and conditions are determined in our sole discretion, as the Newmark Holdings general partner, with the consent of the Newmark Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the Newmark Holdings limited partnership agreement.

The exchange ratio between Newmark Holdings limited partnership interests and Newmark Class A or Class B common stock was initially one. However, this exchange ratio will be adjusted in accordance with the terms of the Separation and Distribution Agreement if our dividend policy and the distribution policy of Newmark Holdings are different. As of December 31, 2024, the exchange ratio was 0.9279.

As of December 31, 2024, Cantor was obligated to distribute 7,221,277 shares of Class A common stock to certain current and former partners of Cantor to satisfy certain deferred stock distribution obligations provided to such partners (i) on April 1, 2008, and (ii) on February 14, 2012 in connection with Cantor's payment of previous quarterly partnership distributions. Certain Cantor partners had elected to receive their distributed shares in 2008 and 2012, respectively, and others had elected to defer receipt of their shares until a future date.

On February 18, 2025, Cantor exercised exchange rights with respect to 7,782,387 exchangeable limited partnership interests held by it, at the then-current Exchange Ratio of 0.9279, for 7,221,277 shares of Class A common stock, which Newmark issued to Cantor in reliance on the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof for transactions not involving a public offering, and then immediately delivered those 7,221,277 shares of Class A Common Stock to those certain current and former Cantor partners in satisfaction of all its remaining distribution rights obligations to them. After this event, Cantor held 19,787,703 limited partnership interests, 69,469,567 limited partnership units were outstanding, and 159,223,231 shares of Class A common stock were outstanding. This issuance will not change the fully diluted number of shares outstanding.

With each exchange, our direct and indirect interest in Newmark OpCo will proportionately increase because, immediately following an exchange, Newmark Holdings will redeem the Newmark Holdings unit so acquired for the Newmark OpCo limited partnership interest underlying such Newmark Holdings unit.

Allocation of Profits and Losses. The profit and loss of Newmark OpCo are allocated to Newmark Holdings and Newmark Group based on the total number of Newmark OpCo units held by each of those entries outstanding.

Ownership Structure. The following diagram illustrates the ownership structure of Newmark as of December 31, 2024. The diagram does not reflect the various subsidiaries of Newmark, Newmark OpCo or Cantor (including certain operating subsidiaries that are organized as corporations whose equity is either wholly-owned by Newmark or whose equity is majority-owned by Newmark with the remainder owned by Newmark OpCo) or the results of any exchange of Newmark Holdings exchangeable limited partnership interests or, to the extent applicable, Newmark Holdings founding partner interests, Newmark Holdings working partner interests or Newmark Holdings limited partnership units.

STRUCTURE OF NEWMARK AS OF DECEMBER 31, 2024



Cantor (2)
58.8% of voting power
19.6% of aggregate indirect economic interest in Newmark OpCo
Public Stockholders of Newmark Group, Inc.
36.4% of voting power
53.5% of indirect economic interest in Newmark OpCo
Employees, Executives, and Directors (1)
4.8% of voting power
7.1% of indirect economic interest in Newmark OpCo
• 88.3% Class A common stock (77.3% of economics and 36.4% of voting power)
• 53.5% indirect economic interest in Newmark OpCo
• 100% Class B common stock (12.5% of economics and 58.8% of voting power)
• 8.6% indirect economic interest in Newmark OpCo
• Non-Voting Limited Partnership Interests (35.6% of economics of Newmark Holdings)
• 11.0% indirect economic interest in Newmark OpCo
• 11.7% Class A common stock (10.2% of economics and 4.8% of voting power)
• 7.1% indirect economic interest in Newmark OpCo
Newmark Group, Inc.
Limited Partners / Employees
19.8% of indirect economic interest in Newmark OpCo
• General Partner Interests (controlling interest)
• Special Voting Limited Partnership Interests
• Non-Voting Limited Partnership Interests (64.4% of economics of Newmark Holdings)
• 19.8% indirect economic interest in Newmark OpCo
Newmark Holdings, L.P.
• Non-Voting Limited Partnership Interests (69.2% of economics of Newmark OpCo)
• General Partner Interests (controlling interest)
• Special Voting Limited Partnership Interests
• Limited Partnership Interests (30.8% of economics of Newmark OpCo)
Newmark Partners, L.P. (“Newmark OpCo”)
• Majority of all outstanding voting interests in each Newmark OpCo Operating Subsidiary
• Minority Equity Interests
Operating Subsidiaries
Other Entities

(1) Excludes unrestricted Class A common stock owned by employees.

(2) Cantor includes Cantor Fitzgerald, L.P. and CFGM. Cantor Fitzgerald, L.P. has 12.3% of the economics and 57.8% of the voting power in Newmark Group, Inc. CFGM has 0.2% of the economics and 1.0% of the voting power in Newmark Group, Inc.

The diagram reflects the following activity in Newmark Class A common stock and Newmark Holdings partnership unit activity from January 1, 2024 through December 31, 2024: (a) an aggregate of 16,017,135 limited partnership units granted by Newmark Holdings; (b) 17,729,096 shares of Newmark Class A common stock repurchased by us; (c) 863,722 limited partnership interests purchased by us; (d) 257,378 shares of Newmark Class A common stock forfeited; (e) 2,399,349 shares of Newmark Class A common stock issued for vested restricted stock units; (f) 486,987 shares of Newmark Class A common stock issued by us under our acquisition shelf Registration Statement on Form S-4 (Registration No. 333-231616), but not the 17,318,904 of such shares remaining available for issuance by us under such Registration Statement; (g) 12,831 shares of Class A common stock issued to Cantor in exchange for 13,861 exchangeable limited partnership interests; and (h) 481,570 terminated limited partnership units.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are also available to the public from the SEC's website at *www.sec.gov*.

Our website address is *www.nmrk.com*. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D filed on behalf of Cantor, CFGM, our directors and our executive officers; and amendments to those documents. Our website also contains additional information with respect to our financial results, business, and industry. Investors can sign up for email alerts informing them of when certain new information is posted to the investor relations portion of our website by navigating to *ir.nmrk.com/resources/investor-email-alerts*. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

An investment in shares of our Class A common stock, our 7.500% Senior Notes or our other securities involves risks and uncertainties, including the potential loss of all or a part of your investment. The following are important risks and uncertainties that could affect our business, but we do not ascribe any particular likelihood or probability to them unless specifically indicated. Before making an investment decision to purchase our Class A common stock, our 7.500% Senior Notes or our other securities, you should carefully read and consider all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included herein. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, result of operations, cash flows or prospects.

RISKS RELATED TO OUR BUSINESS

Risks Related to Global Economic and Market Conditions

General conditions in the economy, commercial real estate market and the banking sector (including perceptions of such conditions) can have a material adverse effect on our business, financial condition, results of operations and prospects.

Commercial real estate markets are cyclical and traditionally relate to the condition of the economy or, at least, to the perceptions of investors and users as to the relevant economic outlook or market factors. For example, companies may be hesitant to expand their office space or enter into long-term real estate commitments if they are concerned about the general economic environment or perceive a diminishing need for office space. Companies under financial pressure or attempting to more aggressively manage their expenses may reduce the size of their workforces, limit capital expenditures, including with respect to office space, permit more staff to work from home and/or seek corresponding reductions in office space and related management or other services. Inflation and other macroeconomic pressures in the United States and the global economy, such as fluctuating interest rates, new or increased tariffs imposed by the U.S. and foreign governments and other factors driving trade uncertainty and inflationary pressures, supply chain disruptions, reductions in government spending, including on infrastructure, recession fears, and geopolitical conflicts, such as Russia's invasion in Ukraine and conflict in the Middle East, continue to create a complex and challenging economic environment that could adversely affect investors' and users' perception of the economic outlook.

General economic conditions and declines in the demand for commercial real estate brokerage and the services we provide in several markets or in significant markets have led to, and could continue to lead to, material adverse effects on our business, financial condition, results of operations, cash flows and prospects, including:

- a general decline in the acquisition and disposition of commercial real estate has led to, and could continue to lead to, a reduction in the commissions and fees we receive for arranging such transactions, as well as in commissions and fees we earn for arranging the financing for such transactions;
- a general decline in the value and performance of commercial real estate and in rental rates has led to, and could continue to lead to, a reduction in management and leasing commissions and fees. Additionally, such declines have led to, and could continue to lead to, a reduction in commissions and fees that are based on the value of, or revenue produced by, the properties for which we provide services. This may include commissions and fees for appraisal and valuation, sales and leasing, and property and facilities management;
- cyclicality in the commercial real estate markets may lead to volatility in our earnings, as the commercial real estate business can be highly sensitive to market perception of the economy generally and our industry specifically. Real estate markets are also thought to "lag" the broader economy. This means that even when underlying economic fundamentals improve in a given market, it may take additional time for these improvements to translate into strength in the commercial real estate markets;
- changes to the utilization of many types of commercial real estate, including the adoption of hybrid and remote work schemes, shifts in demand across geographical areas or from urban to suburban or rural sites, and changes in environmental regulations and costs associated with renovations and new builds each has led to, and could continue to lead to, reduced demand in areas in which we provide services, particularly for Class B and Class C office space;
- in weaker economic environments, income-producing multifamily real estate may experience higher property vacancies, lower investor and tenant demand and reduced values. In such environments, including the current environment, we have in the past experienced, and in the future we could experience, lower transaction volumes and transaction sizes as well as fewer loan originations with lower relative principal amounts, as well as potential credit losses arising from risk-sharing arrangements with respect to certain GSE and FHA loans;
- periods of economic weakness or recession, volatile interest rates, fiscal uncertainty, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets, political uncertainty or the public perception that any of these events may occur, have negatively affected, and may continue to negatively affect, the performance of our business lines;
- changes to U.S. trade or immigration policy may have an adverse impact on the financial results of our clients, which could in turn adversely impact our business and our results of operations;
- our ability to raise funding in the long-term or short-term debt capital markets or the equity capital markets, or to access secured lending markets has been, and may be, adversely affected by conditions in the United States and international economy and markets, with the cost and availability of funding possibly adversely affected by illiquid credit markets and wider credit spreads, and changes in interest rates;
- pandemics and other international health emergencies have had and could have an adverse effect on our business and our results of operations and the usage of, demand for and valuation of commercial real estate generally; and
- disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time in recent years, and there have recently been initiatives to reduce federal spending. Federal government entities, such as HUD, that rely on funding from the federal budget could be adversely affected in the event of a government shutdown or reduction in funding, which could have an adverse effect on our business and our results of operations.

Actions taken by central banks in major global economies, including with regards to interest rates, may have a material negative impact on our businesses.

Mortgage interest rates for commercial and multifamily properties had been near historic lows for a number of years leading up to 2022. In response to domestic and international markets experiencing significant inflationary pressures, the Federal Reserve in the U.S. and other central banks in various countries raised interest rates rapidly between the first quarter of 2022 and the fourth quarter of 2023. These actions reduced credit and capital availability, particularly in the second half of 2022 and in 2023. Less available and more expensive credit and capital has had pronounced effects on the commercial mortgage origination and investment sales markets in which we operate and could cause acquisitions and dispositions of commercial real estate to become yet more difficult to finance for our clients, in turn affecting our ability to service them.

Higher interest rates may cause commercial and multifamily capitalization rates to increase and property valuations to decline. This may reduce property owners' equity and the amount of financing available to them. These factors, combined with record loan maturities in the near future, may cause significant distress for our owner and investor clients as they seek to refinance their debt or service their existing mortgages, in turn impacting our fees and business with them. Although we believe we may earn fees from increased sales of distressed properties or loans on such properties, and Newmark may be retained to manage properties acquired under distress, there can be no assurance that these incremental fees, if any, will offset any declines in other parts of our business as a result of higher interest rates, which in turn could materially adversely affect our business, financial condition, results of operations and prospects.

In 2024, the Federal Reserve in the U.S. and other central banks began lowering interest rates. While the Federal Reserve has not indicated whether it will continue to lower interest rates or take other actions in 2025, it has stated that it continues to view inflation as a concern, which could lead the Federal Reserve and other central banks to hold interest rates steady or increase interest rates. The markets in which we operate may continue to experience reduced volumes and negative conditions until interest rates stabilize, and it may take longer for interest rates to stabilize than anticipated. Volatile changes in interest rates or other government actions taken by central banks could also result in recessionary pressures in many parts of the world, which may materially affect our business, financial condition, results of operations and prospects.

Downgrades of sovereign credit ratings, sovereign debt crises, or a decrease in the integrity of capital markets may have material adverse effects on the financial and commercial real estate markets and general economic conditions, as well as our businesses, financial condition, cash flows, results of operations and prospects.

Any downgrades of the U.S. sovereign credit rating by one or more major credit rating agencies could have material adverse effects on the financial and commercial real estate markets and economic conditions in the U.S. and throughout the world. This in turn could have a material adverse impact on our businesses, financial condition, cash flows, results of operations and prospects. The ultimate impacts of any negative credit rating actions with respect to U.S. government obligations on global financial markets and our businesses, financial condition, cash flows, results of operations and prospects are unpredictable and may not be immediately apparent. Additionally, the negative impact on economic conditions and global financial markets from sovereign debt matters with respect to the U.K., the EU and/or its member states, Japan, China or other major economies could adversely affect our businesses, financial condition, cash flows, results of operations and prospects. Concerns about the sovereign debt of certain major economies have caused uncertainty and disruption for financial markets globally, and continued uncertainties loom over the outcome of various governments' financial support programs and the possibility that EU member states or other major economies may experience similar financial troubles. Any downgrades of the long-term sovereign credit rating of the U.S. or additional sovereign debt crises in major economies could cause disruption and volatility of financial markets globally and have material adverse effects on our businesses, financial condition, results of operations and prospects.

Risks Related to Concentration of our Business

Our business is generally geographically concentrated and could be significantly affected by any adverse change in the regions in which we operate.

Our current business operations are primarily located in the United States, with other business operations in the U.K., Latin America, Canada, the EU and Asia. Although we continue to expand our business outside the U.S., we are still highly concentrated in the United States. Because we derived the large majority of our total revenues on a consolidated basis for the year ended December 31, 2024 from our operations in the United States, we are particularly exposed to adverse competitive changes, economic downturns and changes in regulatory or political conditions domestically. If we are unable to identify and successfully manage or mitigate these risks, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

Concentration of business with particular institutional owners and corporate clients can increase risk, and our business can be adversely affected due to the loss of certain of these clients.

We value the expansion of business relationships with individual corporate clients because of the increased efficiency and economics that can result from developing recurring business from performing an increasingly broad range of services for the same client. Although our client portfolio is currently highly diversified for the year ended December 31, 2024, our top 10 clients, collectively, accounted for approximately 9.1% of our total revenue on a consolidated basis. As we grow our business, relationships with certain institutional owners and corporate clients may increase, and our client portfolio may become increasingly concentrated. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks if, among other possibilities, any such client:

- experiences its own financial problems;
- becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced;
- decides to reduce its operations or its real estate facilities;
- makes a change in its real estate strategy, such as no longer outsourcing its real estate operations;
- decides to change its providers of real estate services; or

- merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers.

Risks Related to the Commercial Real Estate Services Industry

We operate in a highly competitive industry with numerous competitors, some of which may have greater financial and operational resources than we do.

We compete to provide a variety of services within the commercial real estate industry. Each of these business disciplines is highly competitive on a local, regional, national and global level. We face competition not only from other national real estate service companies, but also from global real estate services companies, boutique real estate advisory firms, and consulting and appraisal firms. Depending on the product or service, we also face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, commercial banks, investment managers and accounting firms, some of which may have greater financial resources than we do. Although many of our competitors are local or regional firms that are substantially smaller than we are, some of our competitors are substantially larger than us on a local, regional, national or international basis and have similar service competencies to ours. Such competitors include CBRE Group, Inc., Jones Lang LaSalle Incorporated, Cushman & Wakefield plc, Savills plc., and Colliers International Group Inc. In addition, more specialized firms like Marcus & Millichap Inc., Eastdil Secured LLC, Walker & Dunlop, Inc., Berkadia Proprietary Holding LLC, Knight Frank LLP, NAI Global, and International Workplace Group PLC compete with us in certain service lines and/or geographies. Our industry has continued to consolidate, and there is an inherent risk that competitor firms may be more successful than we are at growing through merger and acquisition activity. See the heading "Competition" under Part I, Item 1, Business for more information. In general, there can be no assurance that we will be able to continue to compete effectively with respect to any of our commercial real estate business lines or on an overall basis, to maintain current commission and fee levels or margins, or to maintain or increase our market share.

Additionally, competitive conditions, particularly in connection with increasingly large clients, may require us to compromise on certain contract terms with respect to the extent of risk transfer, acting as principal rather than agent in connection with supplier relationships, liability limitations and other terms and conditions. Where competitive pressures result in higher levels of potential liability under our contracts, the cost of operational errors and other activities for which we have indemnified our clients will be greater and may not be fully insured.

Risks Related to New Opportunities/Possible Transactions and Hires

We may pursue opportunities including strategic alliances, acquisitions, dispositions, joint ventures or other growth opportunities (including hiring new brokers and other professionals), which could present unforeseen integration obstacles or costs and could dilute our stockholders. We may also face competition in our acquisition strategy, and such competition may limit such opportunities.

We have explored and continue to explore a wide range of acquisitions, dispositions, and joint ventures and strategic alliances with other real estate services firms, including maintaining or developing relationships with independently owned offices and other companies that have interests in businesses in which there are brokerage, management or other strategic opportunities. These arrangements may be terminable by either party or may be subject to amendment. Such transactions may be necessary for us to enter into or develop new products or services or markets, as well as to strengthen our current ones.

These opportunities and activities involve a number of risks and challenges, including:

- potential disruption of our ongoing business and product, service and market development and distraction of management;
- retaining and integrating personnel and integrating administrative, operational, financial reporting, internal control, compliance, technology and other systems;
- potentially hiring additional managers and other critical professionals and integrating them into current operations;
- increased scope, geographic diversity and complexity of our operations;
- to the extent that we pursue these opportunities internationally, exposure to political, economic, legal, regulatory, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization and/or foreign ownership restrictions, expropriation, price controls, capital controls, foreign currency fluctuations, regulatory and tax requirements, economic and/or political instability, geographic, time zone, language and cultural differences among personnel in different areas of the world, exchange controls and other restrictive government actions, as well as the outbreak of hostilities;

- the expansion of our cybersecurity processes to include new businesses, or the integration of the cybersecurity processes of acquired businesses, including internationally;
- integrating accounting and financial systems and accounting policies and the related risk of having to restate our historical financial statements;
- potential dependence upon, and exposure to liability, loss or reputational damage relating to, systems, controls and personnel that are not under our control;
- addition of business lines in which we have not previously engaged and which we do not have experience operating;
- potential unfavorable reaction to our strategy by our customers, counterparties, employees and investors;
- the upfront costs associated with pursuing transactions and recruiting personnel, which efforts may be unsuccessful in the increasingly competitive marketplace for the most talented producers and managers;
- conflicts or disagreements with any strategic alliance or joint venture partner;
- exposure to potential unknown liabilities of any acquired business, strategic alliance or joint venture that are significantly larger than we anticipate at the time of acquisition, and unforeseen increased expenses or delays associated with acquisitions, including costs in excess of the costs that we estimate at the outset of a transaction;
- reduction in availability of financing due to credit ratings downgrades or defaults by us, in connection with these activities;
- a significant increase in the level of our indebtedness in order to generate cash resources that may be required to effect acquisitions;
- dilution resulting from any issuances of shares of our Class A common stock or limited partnership units in connection with these activities;
- a reduction of the diversification of our business resulting from any dispositions;
- replacing certain individuals whose services are lost and functions that are sold in dispositions;
- the cost of rebranding and the impact on our brand awareness of dispositions;
- the impact of any reduction in our asset base resulting from dispositions on our ability to obtain financing or the terms thereof;
- additional taxes or other fees or expenses associated with the risks described above; and
- a lag in the realization of financial benefits from these transactions and arrangements.

We face competition for acquisition targets, which may limit our number of acquisition and growth opportunities and may lead to higher acquisition prices or other less favorable terms. Our international acquisitions and expansion have required compliance and other regulatory actions. As we continue to grow internationally, we may experience additional expenses or obstacles. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses or new revenue-generating hires without substantial costs, delays or other operational or financial difficulties.

Any future growth will be partially dependent upon the continued availability of suitable transactional candidates at favorable prices and valuations and upon advantageous terms and conditions, which may not be available to us, as well as sufficient liquidity to fund these transactions. Future transactions and any necessary related financings also may involve significant transaction-related expenses, which include payment of break-up fees, assumption of liabilities, including compensation, severance, lease termination, and other restructuring costs, and transaction and deferred financing costs, among others. In addition, there can be no assurance that such transactions will be accretive or generate favorable operating margins. The success of these transactions will also be determined in part by the ongoing performance of the acquired companies and the acceptance of acquired employees of our equity-based compensation structure and other variables which may be different from the existing industry standards or practices at the acquired companies.

We will need to successfully manage the integration of recent and future acquisitions and future growth opportunities effectively. Such integration and additional growth may place a significant strain upon our management, administrative, operational, financial reporting, internal control and compliance infrastructure. Our ability to grow depends upon our ability to successfully hire, train, supervise and manage additional employees, expand our management, administrative, operational, financial reporting, compliance and other control systems effectively, allocate our human resources optimally, maintain clear lines of communication between our transactional and management functions and our finance and accounting functions, and manage the pressure on our management, administrative, operational, financial reporting, compliance and other control infrastructure. Additionally, managing future growth due to geographic locations, markets and business lines may be difficult. We may not realize, or it may take an extended period of time to realize, the full benefits that we anticipate from strategic alliances, mergers, acquisitions, joint ventures or other growth opportunities. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we integrate recent or future acquisitions and continue to expand our operations, and we may not be able to manage growth effectively or to achieve growth at all.

From time to time, we may also seek to dispose of portions of our business, or otherwise reduce our ownership or minority investments in other businesses, each of which could materially affect our cash flows and results of operations. Dispositions involve significant risks and uncertainties, such as the ability to sell such businesses at satisfactory prices and terms and in a timely manner (including long and costly sales processes and the possibility of lengthy and potentially unsuccessful attempts by a buyer to receive required regulatory approvals) or at all, disruption to other parts of the business and distraction of management, loss of key employees or customers, and exposure to unanticipated liabilities or ongoing obligations to support the businesses following such dispositions. In addition, if such dispositions are not completed for any reason, the market price of our Class A common stock may reflect a market assumption that such transactions will occur, and a failure to complete such transactions could result in a decline in the market price of our Class A common stock. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to International Operations

We are and we will continue to be exposed to political, economic, legal, regulatory, operational and other risks, including with respect to the outbreak of hostilities or other instability, inherent in operating in foreign countries.

As we grow our business internationally, and due to our current international operations, we are and we will continue to be exposed to political, economic, legal, regulatory, operational and other risks that are inherent in operating in foreign countries. These include, among others, risks of restrictive government actions, such as possible nationalization and/or foreign ownership restrictions, expropriation, price controls, capital controls and exchange controls, risks related to the differences among our personnel in different areas of the world, such as geographic, time zone, language and cultural differences, foreign currency fluctuations, regulatory and tax requirements, and increased exposure to potential or actual drivers of economic and/or political instability, including, among others, economic volatility, political, trade and other tensions between the U.S. and China and other major powers, the outbreak of hostilities, such as the conflict between Ukraine and Russia and conflicts in the Middle East, and measures taken in response thereto, including sanctions imposed by governments and related counter-sanctions. We also face uncertain risks associated with potential changes in these factors as a result of the new presidential administration, which could adversely affect our business and results of operations.

Our international activities are subject to a number of laws, including laws that prohibit corruption, anti-bribery laws, import and export control law, and economic and trade sanctions programs. We may not be successful in complying with these laws in all situations and violations may result in material monetary fines, penalties, and other costs or sanctions against us.

The U.K. exit from the EU could materially adversely impact our customers, counterparties, businesses, financial condition, results of operations and prospects.

On January 31, 2020, the U.K. formally left the EU, and on January 1, 2021, U.K.-EU trade became subject to a new withdrawal agreement. The exit from the EU is commonly referred to as Brexit. In light of ongoing uncertainties, market participants are still adjusting. The long-term impact of Brexit on the U.K.-EU flow of services and on the economies of the U.K. and EU member states remains unknown.

Market access risks and uncertainties have had, and could continue to have, a material adverse effect on our customers, business, prospects, financial condition and results of operations. Furthermore, as the U.K. and EU amend legislation and regulations post-Brexit, there is a risk of increased divergence between the U.K.'s and EU's regulatory regimes, which could disrupt and increase the costs of our operations, and result in a loss of existing levels of cross-border market access.

Risks Related to Regulatory Compliance and Potential Liabilities

We may have liabilities in connection with our business activities, including appraisal and valuation, sales and leasing and property and facilities management activities, and such liabilities may exceed our insurance coverage.

As a licensed real estate broker and provider of commercial real estate services, we and our licensed sales professionals and independent contractors that work for us are subject to statutory due diligence, disclosure and standard-of-care obligations. While we believe we have adequate insurance coverage relative to the scale of our business, failure to fulfill these obligations could subject us or our sales professionals or independent contractors to litigation from parties who purchased, sold or leased properties that we brokered or managed.

We could become subject to claims by participants in real estate sales and leasing transactions, as well as building owners and companies for whom we provide management services, claiming that we did not fulfill our obligations. We could also become subject to claims made by clients for whom we provided appraisal and valuation services and/or third parties who perceive themselves as having been negatively affected by our appraisals and/or valuations. We also could be subject to audits and/or fines from various local real estate authorities if they determine that we are violating licensing laws by failing to follow certain laws, rules and regulations. While these liabilities have been insignificant in the past, we have no assurance that this will continue to be the case.

In our property and facilities management business, we hire and supervise third-party contractors to provide services for our managed properties. Depending upon (i) the terms of our contracts with clients, which, for example, may place us in the position of a principal rather than an agent, or (ii) the responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subject to claims for defects, negligent performance of work or other similar actions or omissions by third parties we do not control. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property or facilities manager or project manager, even if we have disclaimed liability as a contractual matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship. While these liabilities have been insignificant in the past, there is no assurance that this will continue to be the case.

Because we employ large numbers of building staff in facilities that we manage, we face risk in potential claims relating to employment injuries, termination and other employment matters. While these risks are generally passed back to the building owner, there is no assurance that this will continue to be the case.

Adverse outcomes of property and facilities management disputes or litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by any commercial insurance we maintain in amounts we believe are appropriate. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages. Additionally, in the event of grossly negligent or intentionally wrongful conduct, insurance policies that we may have may not cover us at all. Further, the value of otherwise valid claims we hold under insurance policies could become uncollectible in the event of the covering insurance company's insolvency, although we seek to limit this risk by placing our commercial insurance only with highly rated companies. Any of these events could materially negatively impact our business, financial condition, results of operations and prospects. While these liabilities have been insignificant in the past, we have no assurance that this will continue to be the case.

If we fail to comply with laws, rules and regulations applicable to commercial real estate brokerage, valuation and advisory, mortgage transactions and our other business lines, we may incur significant financial penalties.

Due to the broad geographic scope of our operations and the commercial real estate services we perform, we are subject to numerous federal, state, local and foreign laws, rules and regulations specific to our services. For example, the brokerage of real estate sales and leasing transactions and other related activities require us to maintain brokerage licenses in each state in which we conduct activities for which a real estate license is required. We also maintain certain state licenses in connection with our lending, servicing and brokerage of commercial and multifamily mortgage loans. If we fail to maintain our licenses or conduct brokerage activities without a license or violate any of the laws, rules and regulations applicable to our licenses, then we may be subject to audits, required to pay fines (including treble damages in certain states), be prevented from collecting commissions owed, be compelled to return commissions received or have our licenses suspended or revoked.

In addition, because the size and scope of commercial real estate transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing and regulatory regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws, rules and regulations applicable to our business lines also may change in ways that increase the costs of compliance. The failure to comply with federal, state, local and foreign laws, rules and regulations could result in significant financial penalties that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in our tax rates, unavailability of certain tax credits or reliefs, exposure to additional tax liabilities or assessments or challenges to our tax positions or interpretations could adversely affect our results of operations and financial condition.

We are subject to tax risks inherent in operating a global business in various jurisdictions, including increased taxes and levies and future changes in income tax regulations. The authorities of countries in which we have offices or do business

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may from time-to-time institute changes to tax law that, if applicable to us, could have a material adverse effect on our business, financial condition, results of operations and prospects. Similarly, the current presidential administration has outlined a series of proposed changes to U.S. tax law, some of which could apply to us. It is not possible to predict if any of these new provisions will be enacted or, if they are, what form they may take. It is possible that one or more of such provisions could negatively impact our costs and our effective tax rate, which would affect our after-tax earnings. If any of such changes to tax law were implemented and/or deemed to apply to us, they could have a material adverse effect on our business, financial condition, results of operations and prospects, including on our ability to attract, compensate and retain brokers, salespeople, managers, technology professionals and other front-office personnel. Similarly, our tax positions and interpretations of the application of tax laws, including to our business and to our structure and those of our subsidiaries, have been challenged in the past and may be challenged in the future. If we are unable to successfully address any such challenge, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Environmental regulations may adversely impact our commercial real estate business and/or cause us to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.

Federal, state, local and foreign laws, rules and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to some properties. A decrease or delay in such transactions may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, a failure by us to disclose environmental concerns in connection with a real estate transaction may subject us to liability to a buyer/seller or lessee/lessor of property. While historically we have not incurred any significant liability in connection with these types of environmental issues, there is no assurance that this will continue to be the case.

In addition, various laws, rules and regulations restrict the levels of certain substances that may be discharged into the environment by properties and such laws, rules and regulations may impose liability on current or previous real estate owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may face costs or liabilities under these laws as a result of our role as an on-site property or facilities manager relating to properties we currently or formerly managed. Such liability may be imposed without regard to the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. Insurance for such matters may not be available or sufficient. While historically we have not incurred any significant liability under these laws, and we believe that we have taken adequate measures to prevent any such losses, no assurances can be given that these events will not occur.

Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as local ordinances obligating property or facilities managers to inspect for and remove lead-based paint in certain buildings, could increase our costs of legal compliance and potentially subject us to violations or claims. More stringent enforcement of existing regulations could cause us to incur significant costs in the future, and/or materially and adversely impact our commercial real estate brokerage and management services business. While historically we have not incurred any significant liability under these laws, this may not always be the case.

Within our own operations, we may face rising costs of environmental compliance, which may make it more expensive to operate our corporate offices. Our operations are conducted within leased office building spaces, and, accordingly, we do not currently anticipate that regulations restricting the emissions of greenhouse gases, or taxes that may be imposed on their release, would result in material costs or capital expenditures. However, we cannot be certain about the extent to which such regulations will develop as there are higher levels of understanding and commitments by different governments in the United States and around the world regarding risks related to the climate and how they should be mitigated.

Risks Related to Our Mortgage Origination and Servicing Business

Changes in relationships with the GSEs and HUD could materially adversely affect our ability to originate and service multifamily real estate loans through such programs, although we also provide debt and equity to our clients through other third-party capital sources. Compliance with the minimum collateral and risk-sharing requirements of such programs, as well as applicable state and local licensing agencies, could reduce our liquidity.

Currently, through our capital markets business, we originate a significant percentage of our loans for sale through the GSE and HUD programs. Berkeley Point Capital LLC, a subsidiary within our capital markets business, is approved as a Fannie Mae DUS lender, a Freddie Mac Optigo seller/servicer, a Freddie Mac TAH Seller, a HUD MAP lender nationwide, and a Ginnie Mae issuer. Our status as an approved lender affords us a number of advantages, which may be terminated by the applicable GSE or HUD at any time. Although we intend to take all actions to remain in compliance with the requirements of these programs, as well as applicable state and local licensing agencies, the loss of such status would, or changes in our relationships with the GSEs and HUD could, prevent us from being able to originate commercial real estate loans for sale through the particular GSE or HUD, which could have a material adverse effect on our business, financial condition, results of operations and prospects. It could also result in a loss of similar approvals from the GSEs or HUD. As of December 31, 2024, we exceeded the most restrictive applicable net worth requirement of these programs by approximately $370.2 million, but there is no assurance that this will continue to be the case.

We are subject to risk of loss in connection with defaults on loans sold under the Fannie Mae DUS program that could materially and adversely affect our results of operations and liquidity.

Under the Fannie Mae DUS program, we originate and service multifamily loans for Fannie Mae without having to obtain Fannie Mae's prior approval for certain loans, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for the delegated authority from Fannie Mae to make loans and Fannie Mae's commitment to purchase such loans, we must maintain minimum collateral and generally are required to share risk of loss on loans sold through Fannie Mae. With respect to most loans, we are generally required to absorb approximately one-third of any losses on the unpaid principal balance of a loan at the time of loss settlement. Some of the loans that we originate under the Fannie Mae DUS program are subject to reduced levels or no risk-sharing. However, we generally receive lower servicing fees with respect to such loans. Although our average annual losses from such risk-sharing programs have been a minimal percentage of the aggregate principal amount of such loans to date, if loan defaults increase, actual risk-sharing obligation payments under the Fannie Mae DUS program could increase, and such defaults could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a material failure to pay our share of losses under the Fannie Mae DUS program could result in the revocation of our license from Fannie Mae and the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government or the existence of Fannie Mae and Freddie Mac, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Each GSE has been under a conservatorship established by its regulator, the FHFA, since 2008. The conservatorship is a statutory process designed to preserve and conserve the GSEs' assets and property and put them in a sound and solvent condition. The conservatorships have no specified termination dates. There has been significant uncertainty regarding the future of the GSEs, including how long they will continue to exist in their current forms. Changes in such forms could eliminate or substantially reduce the number of loans we originate with the GSEs. Policymakers and others have focused significant attention in recent years on how to reform the nation's housing finance system, including what role, if any, the GSEs should play. Suggested reforms have included changes to the GSEs' business charters, removing the GSEs from conservatorship, eliminating the entities entirely and other changes to the existing framework. Such reforms could significantly limit the role of the GSEs in the nation's housing finance system and negatively impact transaction volume. Any such reduction in the loans we originate with the GSEs could lead to a reduction in fees related to the loans we originate or service. These effects could cause our capital markets business to realize significantly lower revenues from its loan originations and servicing fees, and ultimately could have a material adverse effect on our business, financial condition, results of operations and prospects. If the federal government were to reduce or eliminate programs that provide support for mortgage loans (including due to any failure of lawmakers to agree on a budget or appropriate legislation to fund relevant programs or operations or the privatization of certain existing government programs), we similarly could experience a reduction in fees related to the loans we originate or service with the GSEs, which could adversely affect our business.

Risks Related to Our Intellectual Property

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

Our success is dependent, in part, upon our intellectual property. We rely primarily on trade secret, contract, patent, copyright and trademark law in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to establish and protect our intellectual property rights to proprietary technologies, products, services or methods, and our brand.

Unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results. We cannot ensure that our intellectual property rights are sufficient to protect our competitive advantages or that any particular patent, copyright or trademark is valid and enforceable, and all patents ultimately expire. We also cannot ensure that all intellectual property rights are registrable in the U.S. or elsewhere. In addition, the laws of some foreign jurisdictions may not protect our intellectual property rights to the same extent as the laws in the United States, or at all. We may also utilize third-party software licensed under "open source" licenses from time-to-time in connection with our business or product or service offerings. Although we have taken steps to protect ourselves, use of such third-party software may restrict how we use or distribute our products or services, subject us to claims, or impair our intellectual property rights. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

Although we have taken steps to protect ourselves, there can be no assurance that we will be aware of all patents, copyrights or trademarks that may pose a risk of infringement by our products and services. Generally, it is not economically practicable to determine in advance whether our products or services may infringe the present or future rights of others.

Accordingly, we may face claims of infringement or other violations of intellectual property rights that could interfere with our ability to use intellectual property or technology that is material to our business. The number of such third-party claims may grow. Our technologies may not be able to withstand such third-party claims or rights against their use.

We may have to rely on litigation or other adversarial proceedings to secure, defend or enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the rights of others or defend against claims of infringement or invalidity. Additionally, third parties may claim that we have infringed upon their intellectual property rights. Any such claims, proceedings or litigation, whether successful or unsuccessful, could result in substantial costs to us, and the diversion of resources and the attention of management, any of which could materially negatively affect our business. Such claims, proceedings or litigation could also require us to enter into settlement, royalty or licensing agreements (including with third parties claiming such infringement), stop selling or redesign affected products or services, rebrand or restrict our products or services, pay damages or satisfy indemnification commitments with our customers. Such settlement, royalty or licensing agreements, if any, may not be available on terms acceptable to us, and may negatively affect our business, financial condition, results of operations and prospects.

If our software licenses or services from third parties are terminated or adversely changed or amended or contain material defects or errors, or if any of these third parties were to cease doing business, or if products or services offered by third parties that we rely upon were to contain material defects or errors, our ability to operate our business may be materially adversely affected.

We license databases, software and services from third parties, much of which is integral to our systems and our business. The licenses are terminable if we breach or have been perceived to have breached our obligations under the license agreements. If any material licenses were terminated or adversely changed or amended, if any of these third parties were to cease doing business or if any licensed software or databases licensed by these third parties were to contain material defects or errors, we may be forced to spend significant time and money to replace the licensed software and databases, and our ability to operate our business may be materially adversely affected. Further, any errors or defects in third-party services or products (including hardware, software, databases, cloud computing and other platforms and systems) or in services or products that we develop ourselves, could result in errors in, or a failure of, our services or products, which could harm our business. Although we take steps to locate replacements, there can be no assurance that the necessary replacements will be available on acceptable terms, if at all. There can be no assurance that we will have an ongoing license to use all intellectual property which our systems require, the failure of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our IT Systems and Cybersecurity

Defects or disruptions in our technology or services could diminish demand for our products and services and subject us to liability.

Because our technology, products and services are complex and use or incorporate a variety of computer hardware, software and databases, both developed in-house and acquired from third-party vendors, our technology, products and services may have errors or defects. Errors and defects could result in unanticipated downtime or failure and could cause financial loss and harm to our reputation and our business. We have from time to time found defects and errors in our technology, products and service and defects and errors in our technology, products or services may be detected in the future. Our customers may use our technology, products and services in unanticipated ways that may cause a disruption for other customers. As we acquire companies, we may encounter difficulty in integrating the acquired technologies, products and services and maintaining the quality standards that are consistent with our technology, products and services. Since our customers use our technology, products and services for important aspects of their business, any errors, defects, or disruptions in such technology, products and services, or other performance problems with our technology, products and services, could subject our customers to harm and hurt our reputation.

Malicious cyber-attacks and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our business, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.

While we view cybersecurity as a top priority, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures such as software programs, firewalls and similar technology, to maintain the confidentiality, integrity and availability of our and our clients' information, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, ransomware, supply-chain attacks, hacking, phishing and other cyber-attacks and other adverse events that could have an adverse security impact. Additionally, we may have become more vulnerable to cybersecurity attacks utilizing emerging technologies, such as AI. Despite the defensive measures we have taken, these threats may come from external forces such as governments, nation-state actors, organized crime, hackers, or may originate internally from within us.

We also face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities. Such parties could also be the source of a cyber-attack on or breach of our operational systems, network, data or infrastructure. Malicious actors may also attempt to compromise or induce our employees, clients or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent.

Our financial, accounting, data processing or other operating and compliance systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a malicious cyber-attack or other adverse events, which may adversely affect our ability to provide services. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospects.

There have been an increasing number of ransomware, hacking, phishing and other cyber-attacks in recent years in various industries, and cybersecurity risk management has been the subject of increasing focus by our regulators. Like other companies, we have on occasion experienced, and may continue to experience, threats to our systems, including viruses, phishing and other cyber-attacks. The number and complexity of these threats continue to increase over time. The techniques used in these attacks are increasingly sophisticated, change frequently and are often not recognized until launched. If one or more cyber-attacks occur, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, as well as our clients' or other third parties', operations, which could result in reputational damage, financial losses and/or client dissatisfaction, which may not in all cases be covered by insurance. If an actual, threatened or perceived cyber-attack or breach of our security occurs, our clients could lose confidence in our platforms and solutions, security measures and reliability, which would materially harm our ability to retain existing clients and gain new clients. As a result of any such attack or breach, we may be required to expend significant resources to repair system, network or infrastructure damage and to protect against the threat of future cyber-attacks or security breaches. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines.

The extent of a particular cyber-attack and the steps that we may need to take to investigate the attack may not be immediately clear, and it may take a significant amount of time before such an investigation can be completed and full and reliable information about the attack is known. While such an investigation is ongoing, we may not necessarily know the full extent of the harm caused by the cyber-attack, and any resulting damage may continue to spread. Furthermore, it may not be clear how best to contain and remediate the harm caused by the cyber-attack, and certain errors or actions could be repeated or compounded before they are discovered and remediated. Any or all of these factors could further increase the costs and consequences of a cyber-attack. A technological breakdown could also interfere with our ability to comply with financial reporting requirements. Such a breakdown could also impact our ability to report on a timely basis due to the international locations of members of our accounting and finance departments.

Additionally, data privacy is subject to frequently changing rules and regulations in countries where we do business. Rights in relation to an individual's personal data in the EU and U.K. are governed respectively by the GDPR in the EU and the equivalent Data Protection Act 2018 in the U.K. which create obligations in relation to such personal data and the possibility of significant financial penalties for non-compliance. We are also subject to certain U.S. federal and state laws governing the protection of personal data. These laws and regulations are increasing in complexity and number. In addition to the increased cost of compliance, our failure to successfully implement or comply with appropriate processes to adhere to the GDPR and other laws and regulations relating to personal data could result in substantial financial penalties for non-compliance, expose us to litigation risk and could harm our reputation.

We and our competitors may use AI in our businesses, and challenges with properly managing its use could result in competitive harm, regulatory action, legal liability and brand or reputational harm.

We may utilize AI in our business and integrate AI into our platforms, products, offerings and services. Such use may present legal, regulatory and other challenges that could subject us to competitive harm, regulatory action, legal liability and brand or reputational harm. Our efforts to utilize these technological advancements may not be successful, may result in substantial integration and maintenance costs, and may expose us to additional risks. If the output of any AI integrated into our platforms, products, offerings or services are or are alleged to be deficient, inaccurate, infringing, violative of third-party rights or biased, our business, financial condition, and results of operations may be adversely affected. The content, analyses, or recommendations generated by AI programs, if deficient, inaccurate, or biased, could adversely impact our business, financial condition, and operational results, as well as our reputation. Moreover, ethical concerns associated with AI could lead to brand damage, competitive disadvantages, or legal repercussions. Any problems with our implementation or use of AI or other technological advancements could negatively impact our business or results of our operations.

Our success and ability to remain competitive in the industry in which we operate requires adapting to technological developments and evolving industry standards, including in the field of AI. Our competitors or other third parties may incorporate AI into their products or services more quickly or more successfully than us, which could make our products and services obsolete, impair our ability to compete effectively and adversely affect our business. Moreover, use of third-party AI tools could lead to the inadvertent disclosure of confidential and proprietary information, which could put us at a competitive disadvantage and adversely affect our proprietary rights, business and financial condition and expose us to reputational harm and liability.

As AI capabilities improve and are increasingly adopted, we may also become more vulnerable to cybersecurity attacks that use AI. Such cybersecurity attacks could compromise our intellectual property and other sensitive information, be costly to remediate and cause significant damage to our business, reputation and operations. Our vendors and third-party partners may incorporate AI without disclosing this use to us, and the providers may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience further exposing us to cybersecurity attacks and the loss of valuable property and information as well as adversely impact the public perception of the effectiveness of our security measures.

Risks Related to Our Key Personnel and Employee Turnover

Howard Lutnick's confirmation as the U.S. Secretary of Commerce and the loss of his services could have an adverse effect on our business.

On February 18, 2025, Howard Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, Howard Lutnick stepped down as our Executive Chairman of the Board, a position he has held since 2016, and our Board appointed our Chief Executive Officer, Barry Gosin, as our Principal Executive Officer.

We continue to have full confidence in Mr. Gosin, our long-term CEO and respected industry veteran and leader, as well as in the other executives and senior leaders of Newmark. However, the loss of Howard Lutnick as Executive Chairman, as well as his deep institutional knowledge and industry relationships, may be inherently difficult to manage and may hamper our ability to meet our financial and operational goals as we and our management adapt, particularly in the short term. The loss of

Mr. Lutnick's services may also result in disruptions to our operations and impact our ability to execute on our current strategy and pursue new strategic initiatives, which in turn could have an adverse effect on our business.

The loss of key employees or the failure to hire and retain highly skilled and other key personnel could negatively affect our business.

Our people are our most important resource. We must retain the services of our key employees and strategically recruit and hire new talented employees to attract clients and transactions. Further, as we diversify into future business lines or geographic regions, hiring and engagement of effective management in these areas will impact our success. See "Human Capital Management" in Part I, Item 1, Business. If our retention efforts are not successful or our turnover rate increases in the future, our business, results of operations and financial condition could be materially adversely affected.

Our success has largely been led by key employees, such as Barry M. Gosin, who serves as our Chief Executive Officer, and other key officers and brokers, including some who have been hired from competitors or in connection with acquisitions. Although Mr. Gosin entered into an employment agreement in February 2023, as amended and restated in August 2024, if any of our key employees were to join an existing competitor, form a competing company, offer services to Cantor or any affiliates that compete with our products, services or otherwise leave us, some of our clients could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition, results of operations and prospects.

Effective succession planning is also important to our long-term success. Failure to smoothly navigate current and future transitions among our senior management or to effectively transfer knowledge to future executive officers and key employees could hinder our strategic planning and execution. From time to time, members of senior management, directors or other key employees may leave our Company or be absent due to illness or other factors. While we strive to retain our key employees and to reduce the negative impact of such changes when they occur, losing certain key employees could result in significant disruptions to our operations, adversely impact employee retention and morale, and seriously harm our business. Similarly, hiring, training, and successfully integrating replacements for critical personnel is time consuming and, if unsuccessful, could disrupt our operations, and as a result could materially adversely affect our business, financial condition, results of operations and prospects.

The ability of key employees to devote adequate time and attention to us are a key part of the success of our business, and failure to continue to employ and have the benefit of these persons may adversely affect our business and prospects.

Certain officers and other key employees may have positions with and obligations to Cantor, BGC or their respective affiliates, and may dedicate only a portion of their professional efforts to our business and operations. There may be no contractual obligation for them to spend a specific amount of their time with us, BGC or Cantor or their respective affiliates.

For example, Mr. Merkel, the Chairman of our Board and our Executive Vice President and Chief Legal Officer, is employed as Executive Vice Chairman, Executive Managing Director, General Counsel and Secretary of Cantor and Executive Vice President and General Counsel of BGC well as a Director and Chairman of BGC's board of directors. In addition, Mr. Merkel also holds offices at various other affiliates of Cantor. While we have entered into employment agreements with Mr. Gosin and Mr. Rispoli, and we have a change of control agreement with Mr. Merkel, Mr. Merkel is not subject to employment agreements with us or any of our subsidiaries.

In 2024, Mr. Merkel spent approximately 30% of his working time on our matters. Mr. Merkel expects to spend approximately 30% of his working time on our matters in 2025. This percentage may vary depending on business developments, strategic initiatives or acquisition activity at us or BGC or Cantor or any of our or their other affiliates, including SPACs.

Mr. Merkel or certain other of our officers or key employees who have positions with and obligations to other entities may not be able to dedicate adequate time and attention to our business and operations, may be subject to conflicts of interest with us due to their other positions and obligations, and we could experience an adverse effect on our operations due to the demands placed on these persons by their other professional obligations.

We may be unable to enforce post-employment restrictive covenants applicable to our employees.

Certain of our key employees and officers are subject to post-employment restrictive covenants, including non-competition agreements, in connection with their employment agreements and/or the Newmark Holdings limited partnership agreement. For instance, Mr. Gosin entered into an employment agreement in February 2023, as amended and restated in August 2024, and Mr. Rispoli entered into an employment agreement in September 2022, both of which contain certain non-compete provisions. If any of our key employees were to join an existing competitor, form a competing company, offer services to Cantor or any affiliates that compete with our products, services or otherwise leave us, some of our clients could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition, results of operations and prospects.

While we have had success in responding to challenges to certain of our non-compete provisions, there can be no assurance that our non-competition agreements will be found enforceable if challenged in certain states, including states that generally do not enforce post-employment restrictive covenants. In 2024, the Federal Trade Commission enacted a rule, which is currently under legal challenge, that would render non-competition clauses unenforceable in certain situations. If such a rule is upheld (in any form) by the courts, it could have a material adverse impact on any applicable post-employment restrictive covenants currently in place.

Risks Related to Seasonality

Our business is generally affected by seasonality, which could have a material adverse effect on our results of operations in a given period.

Due to the strong desire of many market participants to close real estate transactions prior to the end of a calendar year, our business exhibits certain seasonality, with our revenue tending to be lowest in the first quarter and strongest in the fourth quarter. This could have a material effect on our results of operations in any given period.

The seasonality of our business makes it difficult to determine during the course of the year whether planned results will be achieved and to adjust to changes in expectations. To the extent that we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions that inordinately impact seasonal norms, our business, financial condition, results of operations and prospects could be materially adversely affected.

Risks Related to Our Commercial Contracts and Arrangements

We may not be able to replace partner offices when affiliation agreements are terminated, which may decrease our scope of services and geographic reach.

We have agreements in place to operate on a collaborative and cross-referral basis with certain offices in the United States and in various other locations globally in return for contractual and referral fees paid to us and/or certain mutually beneficial co-branding and other business arrangements. These independently owned offices, which we may refer to as "business partners," generally use some variation of Newmark in their names and marketing materials. These agreements are normally multi-year contracts, and generally provide for mutual referrals in their respective markets, generating additional contract and brokerage fees. Through these business partners, our clients have access to additional brokers with local market research capabilities as well as other commercial real estate services in locations where we do not have a physical presence. From time to time our arrangements with these business partners may be terminated pursuant to the terms of the individual license agreements. The opening of a Company-owned office to replace an office owned by a business partner requires us to invest capital, which in some cases could be significant. Certain of these agreements or relationships could be impacted in the event that we rebrand or our brand awareness is changed. There can be no assurance that, if we lose additional business partners, we will be able to identify suitable replacement partners or fund the establishment or acquisition of an owned office. In addition, although we do not control the activities of these business partners and are not responsible for their liabilities, we may face reputational risk if any of these business partners are involved in or accused of illegal, unethical or similar behavior. Failure to maintain coverage in important geographic markets may negatively impact our operations, reputation and ability to attract and retain key employees and expand domestically and internationally and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Declines in or terminations of servicing engagements or breaches of servicing agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect that loan servicing fees will continue to constitute a significant portion of our revenues and/or earnings related to our multifamily business for the foreseeable future. A large majority of our fees with respect to servicing and asset management are derived from loans that we originate and that are sold through GSE/FHA programs or placed with institutional investors. A decline in the number or value of loans, due to reductions in the total volumes of loans through GSE/FHA programs or otherwise, that we originate for these investors or terminations of our servicing engagements will decrease these fees. HUD has the right to terminate our capital markets business' current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee. Institutional investors typically may terminate servicing engagements with us at any time with or without cause, without paying a termination fee. We are also subject to losses that may arise from servicing errors, such as a failure to maintain insurance, pay taxes, or provide notices. If we breach our servicing obligations to the agencies or institutional investors, including as a result of a failure to perform by any third parties to which we have contracted certain routine back-office aspects of loan servicing, the servicing engagements may be terminated. Significant declines or terminations of servicing engagements or breaches of such obligations, in the absence of replacement revenue sources, could materially and adversely affect our business, financial condition and results of operations.

Reductions in loan servicing fees as a result of defaults or prepayments by borrowers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to exposure to potential loss sharing, our loan servicing business is also subject to potential reductions in loan servicing fees if the borrower defaults on or prepays a loan originated thereby, as the generation of loan servicing fees depends upon the continued receipt and processing of periodic installments of principal, interest and other payments such as amounts held in escrow to pay property taxes and other required expenses. The loss of such loan servicing fees would reduce the amount of cash actually generated from loan servicing and from interest on amounts held in escrow. The expected loss of future loan servicing fees would also result in non-cash impairment charges to earnings. Such cash and non-cash charges could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Liquidity, Funding and Indebtedness

Liquidity is essential to our business, and insufficient liquidity could have a material adverse effect on our business, financial condition, results of operations and prospects.

Liquidity is essential to our business. Our liquidity position could be impaired due to circumstances that we may be unable to control, such as a general market disruption or idiosyncratic events that affect our clients, other third parties or us.

We are a holding company with no direct operations. We conduct substantially all of our operations through our operating subsidiaries. We do not have any material assets other than our direct and indirect ownership in the equity of our subsidiaries. As a result, our operating cash flow as well as our liquidity position are dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any of our subsidiaries, we, as an equity owner of such subsidiary, and therefore holders of our securities, including our Class A common stock, will be subject to the prior claims of such subsidiary's creditors, including trade creditors, and any preferred equity holders. Any dividends declared by us, any payment by us of our indebtedness or other expenses, and all applicable taxes payable in respect of our net taxable income, if any, are paid from cash on hand and funds received from distributions, loans or other payments, primarily from our subsidiaries. Regulatory, tax restrictions or elections, and other legal or contractual restrictions may limit our ability to transfer funds freely from our subsidiaries. These laws, regulations and rules may hinder our ability to access funds that we may need to meet our obligations. Certain debt and security agreements entered into by our subsidiaries contain or may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral. To the extent that we need funds to pay dividends and repurchase shares or purchase limited partnership units, repay indebtedness and meet other expenses, or to pay taxes on our share of Newmark OpCo's net taxable income, and Newmark OpCo or its subsidiaries are restricted from making such distributions under applicable law, regulations, or agreements, or are otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to maintain adequate liquidity or to raise additional funding, including through access to the debt and equity capital markets.

Our ability to raise funding in the long-term or short-term debt capital markets or the equity capital markets, or to access lending markets could be adversely affected by conditions in the United States and international economy and markets, or idiosyncratic events, with the cost and availability of funding adversely affected by wider credit spreads, changes in interest rates and dislocations in capital markets, as well as various business, governance, tax, accounting and other considerations. To the extent we are unable to access the debt capital markets on acceptable terms in the future, we may seek to raise funding and capital through equity issuances or other means.

Turbulence in the U.S. and international economy or markets adversely affects our liquidity and funding positions, financial condition and the willingness of certain clients to do business with each other or with us. Acquisitions and financial reporting obligations related thereto may impact our ability to access the capital markets on a timely basis, or at all, and may necessitate greater short-term borrowings during certain times, which in turn may adversely affect our cost of borrowing, financial condition, and creditworthiness, and as a result, potentially impact our credit ratings and associated outlooks.

We may need to access short-term funding sources in order to meet a variety of business needs from time to time, including financing acquisitions, as well as ongoing business operations or activities such as hiring or retaining real estate brokers, salespeople, managers and other professionals. While we have credit facilities in place, to the extent that our capital or other needs exceed the capacity of our existing funding sources or we are not able to access any of these sources, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2024, our GSE business had $1.5 billion of committed loan funding and $1.1 billion of uncommitted loan funding available through multiple commercial banks, and an uncommitted $500 million Fannie Mae loan repurchase facility. Consistent with industry practice, our capital markets business' existing warehouse facilities are short-term, requiring annual renewal. If any of the committed facilities are terminated or are not renewed or the uncommitted facility is not honored, we would be required to obtain replacement financing, which we may be unable to find on favorable terms, or at all, and, in such event, we might not be able to originate loans, which could have a material adverse effect on MSRs and on our business, financial condition, results of operations and prospects.

We are subject to the risk of failed loan deliveries, and even after a successful closing and delivery, may be required to repurchase the loan or to indemnify the investor if there is a breach of a representation or warranty made by us in connection with the sale of loans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We bear the risk that a borrower will not close on a loan that has been pre-sold to an investor and the amount of such borrower's rate lock deposit and any amounts recoverable from such borrower for breach of its obligations are insufficient to cover the investor's losses. In addition, the investor may choose not to take delivery of the loan if a catastrophic change in the condition of a property occurs after we fund the loan and prior to the investor purchase date. We also have the risk of errors in loan documentation which prevent timely delivery of the loan prior to the investor purchase date. A complete failure to deliver a loan could be a default under the warehouse facilities collateralized by GSEs used to finance the loan. While we have not experienced failed deliveries in the past, no assurance can be given that we will not experience failed deliveries in the future or that any losses will not have a material adverse effect on our business, financial condition, results of operations or prospects.

We must make certain representations and warranties concerning each loan we originate for the GSEs' and HUD's programs or securitizations. The representations and warranties relate to our practices in the origination and servicing of the loans and the accuracy of the information being provided by them. In the event of a material breach of representations or warranties concerning a loan, even if the loan is not in default, investors could, among other things, require us to repurchase the full amount of the loan and seek indemnification for losses from it, or, for Fannie Mae DUS loans, increase the level of risk-sharing on the loan. Our obligation to repurchase the loan is independent of our risk-sharing obligations. Our ability to recover on a claim against the borrower or any other party may be contractually limited and would also be dependent, in part, upon the financial condition and liquidity of such party. Although these obligations have not had a significant impact on our results to date, significant repurchase or indemnification obligations imposed on us could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have debt, which could adversely affect our ability to raise additional capital to fund our operations and activities, limit our ability to react to changes in the economy or the commercial real estate services industry, expose us to interest rate risk, impact our ability to obtain favorable credit ratings and prevent us from meeting or refinancing our obligations under our indebtedness, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our indebtedness, which on March 3, 2025 was approximately $735 million (exclusive of indebtedness on our warehouse facilities), may have important, adverse consequences to us and our investors, including:

- it may limit our ability to borrow money, dispose of assets or sell equity to fund our working capital, capital expenditures, dividend payments, debt service, strategic initiatives or other obligations or purposes;
- it may limit our flexibility in planning for, or reacting to, changes in the economy, the markets, regulatory requirements, our operations or business;
- our financial leverage may be higher than some of our competitors, which may place us at a competitive disadvantage;
- it may make us more vulnerable to downturns in the economy or our business;
- it may require a substantial portion of our cash flow from operations to make interest payments;
- it may make it more difficult for us to satisfy other obligations;
- it may increase the risk of a future downgrade of our credit ratings or otherwise impact our ability to obtain or maintain investment grade credit ratings, which could increase the interest rates under certain of our debt agreements, increase future debt costs and limit the future availability of debt financing;
- we may not be able to borrow additional funds or refinance existing debt as needed or take advantage of business opportunities as they arise, pay cash dividends, repurchase common stock or purchase limited partnership units; and
- there would be a material adverse effect on our business, financial condition, results of operations and prospects if we are unable to service our indebtedness or obtain additional financing or refinance our existing debt on terms acceptable to us.

The $735 million of indebtedness excludes the warehouse facilities collateralized by GSEs because these lines are used to fund short-term loans held for sale that are generally sold within 45 days from the date the loan is funded. All of the loans held for sale are either under commitment to be purchased by Freddie Mac or have confirmed forward trade commitments for the issuance and purchase of Fannie Mae or Ginnie Mae mortgage-backed securities that will be secured by the underlying loans.

Some of our borrowings have variable interest rates. As a result, increases in market interest rates have had and may continue to have a material adverse effect on our interest expense. Prolonged high or rising interest rates could further increase our cost of funds, which could reduce our net income. In an effort to limit our exposure to interest rate fluctuations, we may rely on interest rate hedging or other interest rate risk management activities. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to meet our payment and other obligations related to our debt depends on our ability to refinance such debt, borrow funds from our credit facilities and to generate and maintain sufficient cash flows. To the extent that we incur additional indebtedness or seek to refinance our existing debt, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. We cannot assure you that our business will generate cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our payment obligations under our borrowings and to fund other liquidity needs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may incur substantially more debt or take other actions which would intensify the risks discussed herein.

We may incur substantial additional debt in the future, some of which may be secured debt. Under the terms of our existing debt, we are permitted under certain circumstances to incur additional debt, grant liens on our assets to secure existing or future debt, recapitalize our debt or take a number of other actions that could have the effect of diminishing our ability to make payments on our debt when due. To the extent that we borrow additional funds, the terms of such borrowings may include higher interest rates, more stringent financial covenants, change of control provisions, make-whole provisions or other terms that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Credit ratings downgrades could adversely affect our cost of capital and the availability of debt financing.

Our credit ratings and associated outlooks are critical to our reputation and operational and financial success. Our credit ratings and associated outlooks are influenced by a number of factors, including: operating environment, regulatory environment, earnings and profitability trends, the rating agencies' view of our funding and liquidity management practices, balance sheet size/composition and resulting leverage, cash flow coverage of interest, composition and size of the capital base, available liquidity, outstanding borrowing levels, our competitive position in the industry, our relationships in the industry, our relationship with Cantor, acquisitions or dispositions of assets and other matters. A credit rating and/or the associated outlook can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances of that company or related companies warrant such a change. Any adverse ratings change or a downgrade in the credit ratings of

Newmark, Cantor or any of their other affiliates, and/or the associated ratings outlooks could adversely affect the availability of debt financing to us on acceptable terms, as well as the cost and other terms upon which we may obtain any such financing. In addition, our credit ratings and associated outlooks may be important to clients of ours in certain markets and in certain transactions. A company's contractual counterparties may, in certain circumstances, demand collateral in the event of a credit ratings or outlook downgrade of that company. Further, interest rates payable on our future or currently outstanding debt may increase in the event that our ratings get downgraded; for example, under the terms of our 7.500% Senior Notes, a downgrade in our credit ratings by Fitch Ratings Inc. or Standard & Poor's would lead to an increase in the interest rate payable on those notes.

As of December 31, 2024, our long-term credit ratings from Japan Credit Rating Agency, Ltd. are BBB+ with a stable outlook, and from both Fitch Ratings Inc. and Kroll Bond Rating Agency are BBB-, and the associated outlooks are stable. Our long-term credit rating from Standard & Poor's is BB+ with an associated outlook of stable. No assurance can be given that our credit ratings and associated outlooks will remain unchanged in the future.

Our acquisitions may require significant cash resources and may lead to a significant increase in the level of our indebtedness.

Future acquisitions may require significant cash resources and lead to a significant increase in the level of our indebtedness. We may enter into short- or long-term financing arrangements in connection with acquisitions which may occur from time to time. In addition, we may incur substantial nonrecurring transaction costs, including break-up fees, assumption of liabilities and expenses and compensation expenses. The increased level of our consolidated indebtedness in connection with potential acquisitions may restrict our ability to raise additional funding or capital on favorable terms, and such leverage, and any resulting liquidity or credit issues, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our 7.500% Senior Notes

We may not have the funds necessary to repurchase the 7.500% Senior Notes upon a change of control triggering event as required by the indenture governing these notes.

Upon the occurrence of a "change of control triggering event" (as defined in in the indenture governing the 7.500% Senior Notes) unless we have exercised our right to redeem the notes, holders of the notes will have the right to require us to repurchase all or any part of their notes at a price in cash equal to 101% of the then-outstanding aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any. If we experience a "change of control triggering event," we can offer no assurance that we would have sufficient, financial resources readily available to satisfy our obligations to repurchase any or all of the notes should any holder elect to cause us to do so. Our failure to repurchase the notes as required would result in a default under the indenture, which in turn could result in defaults under agreements governing certain of our other indebtedness, including the acceleration of the payment of any borrowings thereunder, and which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The requirement to offer to repurchase the 7.500% Senior Notes upon a change of control triggering event may delay or prevent an otherwise beneficial takeover attempt of us.

The requirement to offer to repurchase the 7.500% Senior Notes upon a change of control triggering event may in certain circumstances delay or prevent a takeover of us and/or the removal of incumbent management that might otherwise be beneficial to investors in our Class A common stock.

RISKS RELATED TO OUR CORPORATE AND PARTNERSHIP AND EQUITY STRUCTURE

We are a holding company and accordingly are dependent upon distributions from Newmark OpCo to pay dividends, taxes and indebtedness and other expenses and to make repurchases of our Class A common stock.

We are a holding company with no direct operations, and we will be able to pay dividends, taxes and other expenses, and to make repurchases of shares of our Class A common stock and purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, only from our available cash on hand and funds received from distributions, loans or other payments, primarily from Newmark OpCo. Tax restrictions or elections and other legal or contractual restrictions may limit our ability to transfer funds freely from our subsidiaries. In addition, any unanticipated accounting, tax or other charges against net income could adversely affect our ability to pay dividends and to make repurchases.

On November 4, 2024, our Board of Directors and Audit Committee authorized repurchases of shares of our Class A common stock and purchases of limited partnership interests or other equity interests in our subsidiaries up to an aggregate of $400.0 million. See "Stock and Unit Repurchase and Redemption Program and 2024 Activity" in Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. This authorization includes repurchases of stock or purchases of units from executive officers, other employees and partners, including Cantor, as well as other affiliated persons or entities. From time to time, we may repurchase shares or purchase units. See "—Risks Related to Our Business—Risks Related to Liquidity, Funding and Indebtedness — Liquidity is essential to our business, and insufficient liquidity could have a material adverse effect on our business, financial condition, results of operations and prospects."

Reductions in our quarterly cash dividend and reductions in distributions by Newmark Holdings to its partners may reduce the value of our common stock. There can be no assurance that future dividends will be paid, that dividend amounts will be maintained or that repurchases or purchases will be made at current or future levels.

On February 13, 2025 our Board declared a quarterly cash dividend of $0.03 per share payable on March 17, 2025 to Class A and Class B common stockholders of record as of March 3, 2025. Investors seeking a high short-term dividend yield may find our Class A common stock less attractive than securities of issuers with higher dividend yields.

Our ability to pay dividends is dependent upon our available cash on hand and funds received from distributions, loans or other payments from Newmark OpCo. Newmark OpCo intends to distribute to its limited partners, including us, on a pro rata and quarterly basis, cash in an amount that will be determined by Newmark Holdings, its general partner, the entity of which we are the general partner of. Newmark OpCo's ability, and in turn our ability, to make such distributions will depend upon the continuing profitability and strategic and operating needs of our business. We may not pay the same dividend to our shares as the distribution paid by Newmark OpCo to its limited partners.

We have flexibility in how we deploy our capital. As noted above, in November 2024, our Board of Directors reauthorized our stock repurchase and unit purchase authorization to an aggregate of $400 million, which repurchases and purchases we may make from time to time. In addition, from time to time, we may reinvest all or a portion of the distributions we receive in Newmark OpCo's business. Accordingly, there can be no assurance that future dividends will be paid, that dividend amounts will be maintained or that repurchases or purchases will be made at current or future levels. See "Capital Deployment Priorities, Dividend Policy and Repurchase and Redemption Program" in Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Because our voting control is concentrated among the holders of our Class B common stock, the market price of our Class A common stock may be materially adversely affected by its disparate voting rights.

The holders of our Class A common stock and Class B common stock have substantially identical economic rights, but their voting rights are different. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in general.

Our Class B common stock is controlled by Cantor and will not be subject to conversion or redemption by us. Our Certificate of Incorporation does not provide for automatic conversion of shares of Class B common stock into shares of Class A common stock upon the occurrence of any event. Furthermore, the Class B common stock is only issuable to Cantor, members of the Lutnick family or certain persons or entities controlled by them. The difference in the voting rights of our Class B common stock could adversely affect the market price of our Class A common stock.

As long as Cantor beneficially owns a majority of our total voting power, it will have the ability, without the consent of the other holders of our Class A common stock, to elect all of the members of our Board of Directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

S&P Dow Jones Indices and FTSE Russell have previously excluded companies with multiple classes of shares of common stock from being added to their indices or limited their inclusion in them. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. It is possible that the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

Delaware law may protect decisions of our Board of Directors that have a different effect on holders of our Class A common stock and Class B common stock.

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of our Class A common stock compared to holders of our Class B common stock if our Board of Directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a Board of Directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to different groups of stockholders, subject to applicable provisions set forth in a corporation's certificate of incorporation and general principles of corporate law and fiduciary duties.

If we or Newmark Holdings were deemed an "investment company" under the Investment Company Act, the Investment Company Act's restrictions could make it impractical for us to continue our business and structure as contemplated and could materially adversely affect our business, financial condition, results of operations and prospects.

Generally, an entity is deemed an "investment company" under Section 3(a)(1)(A) of the Investment Company Act if it is primarily engaged in the business of investing, reinvesting, or trading in securities, and is deemed an "investment company" under Section 3(a)(1)(C) of the Investment Company Act if it owns "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that neither we nor Newmark Holdings should be deemed an "investment company" as defined under Section 3(a)(1)(A) because neither of us is primarily engaged in the business of investing, reinvesting, or trading in securities. Rather, through our operating subsidiaries, we and Newmark Holdings are primarily engaged in the operation of various types of commercial real estate services businesses as described in this Annual Report on Form 10-K. Neither we nor Newmark Holdings is an "investment company" under Section 3(a)(1)(C) because more than 60% of the value of our total assets on an unconsolidated basis are interests in majority-owned subsidiaries that are not themselves "investment companies." In particular, Berkeley Point, a significant majority-owned subsidiary, is entitled to rely on, among other things, the mortgage banker exemption in Section 3(c)(5)(C) of the Investment Company Act.

To ensure that we and Newmark Holdings are not deemed "investment companies" under the Investment Company Act, we need to be primarily engaged, directly or indirectly, in the non-investment company businesses of our operating subsidiaries. If we were to cease participation in the management of Newmark Holdings, if Newmark Holdings, in turn, were to cease participation in the management of Newmark OpCo, or if Newmark OpCo, in turn, were to cease participation in the management of our operating subsidiaries, that would increase the possibility that we and Newmark Holdings could be deemed "investment companies." Further, if we were deemed not to have a majority of the voting power of Newmark Holdings (including through our ownership of the Special Voting Limited Partnership Interest), if Newmark Holdings, in turn, were deemed not to have a majority of the voting power of Newmark OpCo (including through its ownership of the Special Voting Limited Partnership Interest), or if Newmark OpCo, in turn, were deemed not to have a majority of the voting power of our operating subsidiaries, that would increase the possibility that we and Newmark Holdings could be deemed "investment companies." Finally, if any of our operating subsidiaries were deemed "investment companies," our interests in Newmark Holdings and Newmark OpCo, and Newmark Holdings' interests in Newmark OpCo, could be deemed "investment securities," and we and Newmark Holdings could be deemed "investment companies."

We expect to take all legally permissible action to ensure that we and Newmark Holdings are not deemed investment companies under the Investment Company Act, but no assurance can be given that this will not occur.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. If anything were to happen that would cause us or Newmark Holdings to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit our or its capital structure, ability to transact business with affiliates (including Cantor, Newmark Holdings or Newmark OpCo, as the case may be) and ability to compensate key employees. Therefore, if we or Newmark Holdings became subject to the Investment Company Act, it could make it impractical to continue our business in this structure, impair agreements and arrangements and impair the transactions contemplated by those agreements and arrangements, between and among us, Newmark Holdings and

Newmark OpCo, or any combination thereof, and materially adversely affect our business, financial condition, results of operations and prospects.

We may be required to pay Cantor for a significant portion of the tax benefit, if any, relating to any additional tax depreciation or amortization deductions we claim as a result of any step up in the tax basis of the assets of Newmark OpCo resulting from exchanges of interests held by Cantor in Newmark Holdings for our common stock.

Certain partnership interests in Newmark Holdings may be exchanged for shares of Newmark common stock. In the vast majority of cases, the partnership units that become exchangeable for shares of Newmark common stock are units that have been granted as compensation, and, therefore, the exchange of such units will not result in an increase in Newmark's share of the tax basis of the tangible and intangible assets of Newmark OpCo. However, exchanges of other partnership units— including non-tax-free exchanges of units by Cantor—could result in an increase in the tax basis of such tangible and intangible assets that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that Newmark would otherwise be required to pay in the future. In such circumstances, the tax receivable agreement that Newmark entered into with Cantor provides for the payment by Newmark to Cantor of 85% of the amount of cash savings, if any, in the U.S. federal, state and local income tax or franchise tax that Newmark actually realizes as a result of these increases in tax basis and certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that Newmark will benefit from the remaining 15% cash savings, if any, in income tax that we realize.

Risks Related to Our Relationship with Cantor and its Affiliates

In connection with his confirmation as the 41st Secretary of Commerce, Mr. Howard Lutnick has stated his intention to divest his interests in our company, Cantor and CFGM to comply with U.S. government ethics rules. We cannot predict the consequences of this divestiture.

In addition to the risks described under "—Risks Relating to Our Key Personnel and Employee Turnover," there are various risks associated with Howard Lutnick's intended upcoming divestment of his interests in our company, Cantor and CFGM. The consequences of these divestments will depend upon the manner in which they are accomplished, and we do not currently expect such divestments to trigger "change of control" provisions under any material agreements. That expectation may change and it may be difficult to predict the full consequences of such divestments, and there can be no assurance that these divestments will not trigger such "change of control" provisions.

Our Class B common stock is held by Cantor and CFGM, whose interests may conflict with ours and may exercise their control in a way that favors their interests to our detriment.

Since our inception, we have been controlled directly by Cantor, and indirectly by Howard Lutnick through his control of Cantor. Cantor exercises control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our Class A common stock and Class B common stock or other securities. This control is subject to the approval of our Audit Committee on those matters requiring such approval. Cantor's voting power may also have the effect of delaying or preventing a change of control of us.

Further changes in Cantor's management may occur pursuant to Mr. Howard Lutnick's divestiture of his interests, which may impact Cantor's control over and relationship with us in ways that we cannot currently predict.

As of December 31, 2024, Cantor and CFGM held no shares of our Class A common stock. As of December 31, 2024, Cantor and CFGM held 21,285,533 shares of our Class B common stock, which represented all of the outstanding shares of our Class B common stock. The shares of Class B common stock held by Cantor and CFGM as of December 31, 2024 represented approximately 58.7% of our total voting power. As of December 31, 2024, Cantor and CFGM also owned 27,570,090 exchangeable limited partnership units of Newmark Holdings. If Cantor and CFGM were to exchange such units into shares of our Class B common stock, Cantor would have approximately 76.6% of our total voting power as of December 31, 2024 (61.7% if Cantor were to exchange such units into shares of our Class A common stock). We expect to retain our dual class structure, and there are no circumstances under which the holders of Class B common stock would be required to convert their shares of Class B common stock into shares of Class A common stock. Additionally, on February 18, 2025, Mr. Brandon Lutnick was appointed as Chief Executive Officer and Chairman of Cantor and Chief Executive Officer of CFGM, and Mr.

Kyle Lutnick was appointed as Executive Vice Chairman of Cantor and President of CFGM, and as a member of our Board of Directors.

Cantor's and/or members of the Lutnick family's ability to exercise control over us could create or appear to create potential conflicts of interest. Conflicts of interest may arise between us and Cantor in a number of areas relating to our past and ongoing relationships, including:

- potential acquisitions and dispositions of businesses, mergers, joint ventures, investments or similar transactions;
- the issuance, acquisition or disposition of securities by us;
- the election of new or additional directors to our Board of Directors;
- the payment of dividends by us (if any), distribution of profits by Newmark OpCo and/or Newmark Holdings and repurchases of shares of our Class A common stock or purchases of Newmark Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers, other employees, partners and others;
- any loans to or from us or Cantor, or any financings or credit arrangements that relate to or depend on our relationship with Cantor or its relationship with us;
- business operations or business opportunities of ours and Cantor's that would compete with the other party's business opportunities;
- intellectual property matters;
- business combinations involving us;
- the nature, quality and pricing of administrative services and transition services to be provided to or by Cantor or its affiliates; and
- any positions by members of the Lutnick family with us and our affiliates, BGC Group and/or Cantor and their ownership of any such equity or the equity of any of Cantor's other affiliates.

Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Cantor in the future or in connection with Cantor's desire to enter into new commercial arrangements with third parties. Further, potential allegations of conflicts or reputational impacts could occur, which may have an adverse effect on our business. Members of the Lutnick family have been, and may be, periodically employed by and/or involved in the management of our and our affiliate's businesses.

We expect Cantor to manage its continued ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of shares of our Class A common stock, or securities convertible or exchangeable into shares of our Class A common stock, which would dilute Cantor's voting power in us. See "—Risks Related to Our Corporate and Partnership and Equity Structure—If we or Newmark Holdings were deemed an "investment company" under the Investment Company Act, the Investment Company Act's restrictions could make it impractical for us to continue our business and structure as contemplated and could materially adversely affect our business, financial condition, results of operations and prospects."

In addition, Cantor has from time to time in the past and may in the future consider possible strategic realignments of its own business and/or of the relationships that exist between and among Cantor and its other affiliates and us. Any related-party transaction or arrangement between Cantor and its other affiliates and us is subject to the prior approval by our Audit Committee, but generally does not require the separate approval of our stockholders, and if such stockholder approval is required, Cantor may retain sufficient voting power to provide any such requisite approval without the affirmative consent of our other stockholders. There is no assurance that such restructuring would not result in a material expense or disruption to our business.

We also have entered into agreements that provide certain rights to the holder of a majority of the Newmark Holdings exchangeable limited partnership interest, which is currently Cantor. For example, the Separation and Distribution Agreement provides that dividends for a year to our common stockholders that are 25% or more of our post-tax Adjusted Earnings per fully diluted share for such year shall require the consent of the holder of a majority of the Newmark Holdings exchangeable limited partnership interests. In addition, the Separation and Distribution Agreement requires Newmark to contribute any reinvestment cash (*i.e.*, any cash that Newmark retains, after the payment of taxes, as a result of distributing a smaller percentage than Newmark Holdings from the distributions they receive from Newmark OpCo), as an additional capital contribution with respect to its existing limited partnership interest in Newmark OpCo, unless Newmark and the holder of a majority of the Newmark Holdings exchangeable limited partnership interests agree otherwise. It is possible that Cantor, as the holder of a majority of the

Newmark Holdings exchangeable limited partnership interest, will not agree to a higher dividend percentage or a different use of reinvestment cash, even if doing so might be more advantageous to the Newmark stockholders.

Our agreements and other arrangements with BGC Group and Cantor, including the Separation and Distribution Agreement, may be amended upon agreement of the parties to those agreements and approval of our Audit Committee. We may not be able to resolve any potential conflicts, and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. In order to address potential conflicts of interest between or among BGC Group, Cantor and their respective representatives and us, our Certificate of Incorporation contains provisions regulating and defining the conduct of our affairs as they may involve BGC Group and/or Cantor and their respective representatives, and our powers, rights, duties and liabilities and those of our representatives in connection therewith.

Cantor may compete with us for acquisitions or other business opportunities.

Cantor has existing real estate-related businesses and may, from time to time, sponsor SPACs or invest in other ventures which have a real estate focus. While these businesses do not currently compete with Newmark, it is possible that, in the future, real estate-related opportunities in which Newmark would be interested may also be pursued by Cantor and/or Cantor may conduct activities in any real estate-related business or asset-backed securities-related business or any extensions thereof and ancillary activities thereto. For example, Cantor's commercial lending business has historically offered conduit loans to the multifamily market. While conduit loans have certain key differences versus multifamily agency loans, such as those offered by our capital markets business, there can be no assurance that Cantor's lending businesses will not seek to offer multifamily loans to our existing and potential multifamily customer base.

Moreover, the service of officers or partners of Cantor as our officers and directors, and those persons' ownership interests in and payments from Cantor and its affiliates, SPACs and similar investments or other entities, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for us and them.

Our Certificate of Incorporation provides that, to the greatest extent permitted by law, no Cantor Company or BGC Group Company, each as defined in our Certificate of Incorporation, or any of the representatives, as defined in our Certificate of Incorporation, of a Cantor Company or BGC Group Company will, in its capacity as our stockholder or affiliate, owe or be liable for breach of any fiduciary duty to us or any of our stockholders. In addition, to the greatest extent permitted by law, none of any Cantor Company, BGC Group Company or any of their respective representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us or our representatives or doing business with any of our or our representatives' clients or customers. If any Cantor Company, BGC Group Company or any of their respective representatives acquires knowledge of a potential transaction or matter that may be a corporate opportunity (as defined in our Certificate of Incorporation) for any such person, on the one hand, and us or any of our representatives, on the other hand, such person will have no duty to communicate or offer such corporate opportunity to us or any of our representatives, and will not be liable to us, any of our stockholders or any of our representatives for breach of any fiduciary duty by reason of the fact that they pursue or acquire such corporate opportunity for themselves, direct such corporate opportunity to another person or do not present such corporate opportunity to us or any of our representatives, subject to the requirement described in the following sentence. If a third-party presents a corporate opportunity to a person who is both our representative and a representative of a BGC Group Company and/or a Cantor Company, expressly and solely in such person's capacity as our representative, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as our representative with respect to such corporate opportunity, provided that any BGC Group Company, any Cantor Company or any of their respective representatives may pursue such corporate opportunity if we decide not to pursue such corporate opportunity.

The corporate opportunity policy that is included in our Certificate of Incorporation is designed to resolve potential conflicts of interest between us and our representatives and BGC Group, Cantor and their respective representatives. The Newmark Holdings and Newmark OpCo limited partnership agreements contain similar provisions with respect to us and/or BGC Group and Cantor and each of our respective representatives. This policy, however, could make it easier for BGC Group or Cantor to compete with us. If BGC Group or Cantor competes with us, it could materially harm our business, financial condition, results of operations and prospects.

Agreements between us and/or Cantor or its affiliates are between related parties, and the terms of these agreements may be less favorable to us than those that we could negotiate with third parties and may subject us to litigation.

Our relationship with Cantor and/or its affiliates may result in agreements with Cantor and/or its affiliates that are between related parties. For example, we provide to and receive from Cantor and/or its affiliates various administrative services and transition services. As a result, the prices charged to us or by us for services provided under any agreements with such entities may be higher or lower than prices that may be charged by third parties, and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties. Any future material related-party transaction or arrangement between us and such parties is subject to the prior approval by our Audit Committee, but generally does not require the separate approval of our stockholders, and if such stockholder approval were required, Cantor may retain sufficient voting power to provide any such requisite approval without the affirmative consent of our other stockholders. These related-party relationships may also from time to time subject us to litigation.

We are controlled by Cantor. Cantor controls its wholly owned subsidiary, CF&Co, which may provide us with investment banking services from time to time. In addition, Cantor, CF&Co and their affiliates may provide us with advice and other services from time to time.

We are controlled by Cantor. Cantor, in turn, controls its wholly owned subsidiary, CF&Co. Cantor, CF&Co and their affiliates have provided investment banking services to us and our affiliates in the past and may be expected to do so in the future, including acting as our financial advisor in connection with business combinations, dispositions or other transactions, and placing or recommending to us various investments, stock loans or cash management vehicles. They receive customary fees and commissions for these services in accordance with our investment banking engagement letter with CF&Co. They may also receive brokerage and market data and analytics products and services from us and our respective affiliates. CF&Co may make a market in our notes once the appropriate registration statement is filed with the SEC.

RISKS RELATED TO OWNERSHIP OF OUR CLASS A COMMON STOCK AND OUR STATUS AS A PUBLIC COMPANY

If we fail to implement and maintain an effective internal control environment, our operations, reputation and stock price could suffer, we may need to restate our financial statements and we may be delayed in or prevented from accessing the capital markets.

As a public company, we are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our key internal controls over financial reporting. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. To ensure compliance with Section 404, we will continue to evaluate our key internal controls over financial reporting, including with respect to acquisitions.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our reputation and stock price.

Our ability to identify and remediate any material weaknesses in our internal controls over financial reporting could affect our ability to prepare financial reports in a timely manner, control our policies, procedures, operations and assets, assess and manage our operational, regulatory and financial risks, and integrate our acquired businesses. Similarly, we need to effectively manage any growth that we achieve in such a way as to ensure continuing compliance with all applicable control, financial reporting and legal and regulatory requirements. Any material failure to ensure full compliance with control and financial reporting requirements, including as a result of acquisitions, could result in restatement of our financial statements, delay or prevent us from accessing the capital markets and harm our reputation and/or the market price for our Class A common stock.

Purchasers of our Class A common stock, as well as existing stockholders, may experience significant dilution as a result of sales of shares of our Class A common stock by us, and the perception that such sales could occur may adversely affect prevailing market prices for our stock.

We may sell shares of our Class A common stock from time to time, including, without limitation, in connection with underwritten offerings, any "at-the-market" controlled equity offering program we may establish, or to our employees and partners. We may also facilitate forms of compensatory unit monetization which may result in the issuance of shares to employees and partners. As a well-known seasoned issuer, we may file an automatic shelf registration statement and commence a registered offering, including of our Class A common stock, immediately thereafter.

We have an effective registration statement on Form S-4 with respect to the offer and sale of up to 20 million shares of our Class A common stock from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. As of December 31, 2024, we have issued an aggregate of 2,681,096 shares of our Class A common stock under this registration statement. We have filed registration statements on Form S-8 pursuant to which we have registered the shares underlying the Equity Plan. As of December 31, 2024, there were 389.6 million shares remaining for issuance under such registration statements.

Our management will have broad discretion as to the timing and amount of sales of our Class A common stock in any offering by us, as well as the application of the net proceeds of any such sales. Accordingly, purchasers in any such offering will be relying on the judgment of our management with regard to the use of such net proceeds, and purchasers will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for us and cause the price of our Class A common stock to decline.

We cannot predict the effect, if any, of future sales of our Class A common stock, or the availability of shares for future sales, on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock, or the perception that such sales could occur, could dilute existing holders of our Class A common stock and may adversely affect prevailing market prices for our Class A common stock.

Because future sales of our Class A common stock may be made in the markets at prevailing market prices or at prices related to such prevailing market prices, the prices at which these shares have been sold and may be sold in the future will vary, and these variations may be significant. Purchasers of these shares may suffer significant dilution if the price they pay is higher than the price paid by other purchasers of shares of our Class A common stock in any future offerings of shares of our Class A common stock. In addition, the sale by us of any shares of our Class A common stock may decrease our existing Class A common stockholders' proportionate ownership interest in us, reduce the amount of cash available per share for dividends payable on shares of our Class A common stock and diminish the relative voting strength of each previously outstanding share of our Class A common stock.

Delaware law, our corporate organizational documents and other requirements may impose various impediments to the ability of a third-party to acquire control of us, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the DGCL, our Certificate of Incorporation and our Bylaws impose various impediments to the ability of a third-party to acquire control of us, even if a change of control would be beneficial to our Class A stockholders.

These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the initiator of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our Bylaws provide that special meetings of stockholders may be called only by the Chairman of our Board of Directors, or in the event the Chairman of our Board of Directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is currently held by Cantor and CFGM. In addition, our Certificate of Incorporation permits us to issue "blank check" preferred stock.

Our Bylaws require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year's annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the

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stockholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to the date of such proxy statement or the tenth day following the day on which public announcement of the date of such meeting is first made by us. Our Bylaws provide that all amendments to our Bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our Board of Directors.

We have elected in our Certificate of Incorporation not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203. Accordingly, we are not subject to the anti-takeover effects of Section 203. However, our Certificate of Incorporation contains provisions that have the same effect as Section 203, except that they provide that each of the Qualified Class B Holders, as defined therein, and certain of their direct transferees will not be deemed to be "interested stockholders," and accordingly will not be subject to such restrictions.

Further, certain of the awards under our Equity Plan contain provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. Additionally, change in control and employment agreements between us and our named executive officers also provide for certain grants, payments and grants of exchangeability, and exercisability in the event of certain change of control events.

The foregoing factors, as well as the significant common stock ownership by Cantor, including shares of our Class B common stock, and rights to acquire additional such shares, and the provisions of any debt agreements could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our Class A common stock that could result in a premium over the market price for shares of Class A common stock.

Our Certificate of Incorporation provides that a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim for or based on a breach of duty or obligation owed by any current or former director, officer, employee or agent of ours to us or to our stockholders, including any claim alleging the aiding and abetting of such a breach; any action asserting a claim against us or any current or former director, officer, employee or agent of ours arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws; any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

GENERAL RISKS

Employee misconduct, fraud, miscommunication or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant financial losses, legal liability, regulatory sanctions and penalties and reputational harm; moreover, misconduct is difficult to detect and deter, and error is difficult to prevent.

Employee errors and miscommunication, including mistakes in executing, recording or processing transactions for customers, could cause us to suffer liability, loss, sanction and/or reputational harm, which could expose us to the risk of material losses even if the errors and miscommunication are detected and the transactions are unwound or reversed.

It is not always possible to deter and detect employee misconduct or fraud or prevent errors and miscommunications. While we have various supervisory systems and compliance processes and procedures in place, and seek to mitigate applicable risks, the precautions we take to deter and detect and prevent this activity may not be effective in all cases. Misconduct or fraud by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees or improperly using confidential information.

Ongoing scrutiny and changing expectations from stockholders, clients and customers with respect to the Company's corporate responsibility or ESG practices may result in additional costs or risks.

Companies across our industry are facing continuing scrutiny related to their corporate responsibility or ESG practices and related demographic disclosures. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also focused on such practices and related demographic disclosures and in recent years have placed increasing importance on the non-financial impacts of their investments. Further, customer bids, requests for proposals and other customer arrangements or opportunities may require disclosure of or improvements in ESG metrics in order to compete for business. While we have published a corporate responsibility report and are focused on these efforts and disclosures, if our practices and disclosure of specific metrics do not meet customer, investor or other industry participant expectations, which continue to evolve, we may not win or may lose customers, or may incur additional costs and our business, financial condition, results of operations and prospects could be materially adversely affected.

We face increasing financial, regulatory, and transitional risks associated with the effects of climate change.

Extreme weather events such as flooding, hurricanes, tornadoes, earthquakes, extreme temperatures and wildfires could negatively impact our operations or the physical assets and operations of our clients. Such weather events that affect one or more of our offices could disrupt our operations and increase our operating costs. Additionally, related regulation, including regulation designed to reduce the greenhouse gas emissions of buildings or any climate change related rules, could negatively affect us or our clients.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 1C. CYBERSECURITY

We are committed to combating the threat of cyber-attacks and to securing our business through our information security programs and developing a deep understanding of cybersecurity risks, vulnerabilities, mitigations, and threats. We have a global cybersecurity process applicable to all subsidiaries and business lines.

Risk Management and Strategy

Our global cybersecurity processes form the comprehensive framework we utilize for planning, performing, managing, assessing, and improving our security controls as they relate to cybersecurity, and form part of our overall risk management system. We aim to conduct our cybersecurity program in accordance with currently recognized global policies and standards for cybersecurity and information technology. These processes are managed by our cybersecurity team headed by our CISO and CIO and supported by our business continuity teams.

We conduct periodic internal and external vulnerability audits and assessments and penetration testing and provide periodic cybersecurity training to employees. These measures include regular phishing simulations, annual general cybersecurity awareness training and data protection training. We also participate in industry-specific cybersecurity roundtables and professional groups to ensure we remain abreast of industry-wide cybersecurity developments and best practices and thereby enhance our threat identification processes and responses as necessary. Additionally, when engaging with and utilizing third-party vendors and partners for our business, we conduct various oversight assessments, including due diligence and periodic monitoring to identify potential cybersecurity threats associated with our conducting business with such vendors and partners and to ensure any corresponding risk exposure aligns with our business requirements and risk tolerances.

We maintain an incident reporting and escalation process in the event of any observed, detected, or suspected events that we believe may qualify as a cybersecurity incident. Risks are identified based on a four-tier system, and tiers are assigned based on the service impact, user impact, financial impact, and security impact that a threat may pose. Our processes include steps to recover our systems and information through established and tested system recovery plans and business continuity plans, each based on the appropriate response associated with the corresponding tier of the identified threat. Our incident response process includes steps to notify key incident management team members who are responsible for communicating with regulatory and other governmental authorities about cybersecurity events as applicable and as required by law. We determine the materiality of such incidents based upon a number of factors including if the incident had or may have a material impact on our business strategy, results of operations, or financial condition. This process involves a review of the nature of the incident by our cybersecurity team as well as other members of management and employees with specialized technology or financial knowledge, including our CISO, CIO, and CFO, as applicable. In the event of a material breach, we have a process for escalation to appropriate members of our senior management, and, where appropriate, to our Board and Audit Committee. These groups also collaborate in determining the appropriate response to such events and disclosure of any material breach.

We engage third parties from time to time that assist us in the identification, assessment, and management of cybersecurity risks. We also engage cybersecurity specialists to complete assessments of our cybersecurity processes, program and practices, including our data protection practices, as well as to conduct targeted attack simulations. The feedback from these assessments and guidance from external specialists informs our overall risk management system and the development and improvement of our processes to mitigate cybersecurity risks throughout the Company.

Disaster Recovery

Our processes address disaster recovery concerns. We operate most of our technology from dual-primary data centers in the cloud, with one located in the Eastern U.S. region and the other in the Western U.S. region. Either site alone is capable of running all of our essential systems. In addition, we maintain technology operations in East Asia, the Western U.S. and the South Central U.S. regions. Replicated instances of this technology are maintained in our Eastern U.S. region. All regions are built and equipped to best-practice standards of physical security with appropriate environmental monitoring and safeguards. Failover for the majority of our systems is automated.

Board Governance and Management

Our global cybersecurity processes are managed primarily by our CISO, whose experience includes approximately 20 years of service in roles relating to assessing, managing and providing oversight for cybersecurity risks at public and private entities, our CIO, whose experience includes managing the technology professionals and processes at public commercial real estate advisors, and our CFO, whose experience includes risk management and specialized financial knowledge.

Pursuant to the Audit Committee charter, the Audit Committee oversees the management of the Company's risk management process, including the identification, prioritization, assessment and management of risks related to cybersecurity. While our Board and Audit Committee members have broad experience in risk management and in some cases technological expertise relating to cybersecurity, our CISO and CIO and management teams handle cybersecurity threat management. The CISO and CIO provide the Board and Audit Committee periodic reports regarding the Company's cybersecurity risks and threats, the status of projects to strengthen our information security systems, assessments of our information security program, and any issues associated with the emerging threat landscape. In addition, the CISO provides periodic reports to our executive officers, members of the boards of certain of our regulated entities internationally and other members of our senior management as appropriate. Material events and updates are reported to the full Board and Audit Committee annually and on an ad hoc basis where warranted based on the level of materiality of any such incidents as determined by the incident reporting and escalation process led by our CISO and CIO. Our processes are regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and, where appropriate, the Board and Audit Committee.

Although we believe risks from cybersecurity threats have not materially affected our business strategy, results of operations, or financial condition to date, they may in the future, and we continue to closely monitor risks from cybersecurity threats. For additional information on the impact of cybersecurity matters on us, see "Risks Related to Our Business—Risks Related to Our IT Systems and Cybersecurity" in Part I, Item 1A, Risk Factors of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our principal executive offices are located at 125 Park Avenue, New York, New York 10017. They consist of approximately 150,000 square feet of space under a lease that expires in 2042.

We operate out of more than 140 offices. As of December 31, 2024, Newmark and our business partners together operated from approximately 170 offices across four continents.

ITEM 3. LEGAL PROCEEDINGS

See Note 28 — "Commitments and Contingencies" to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K and the information under the heading "Legal Proceedings" included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K, for descriptions of our legal proceedings which are incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "NMRK." There is no public trading market for our Class B common stock, which is held by Cantor and CFGM.

As of February 26, 2025, there were 792 holders of record of our Class A common stock and two holders of record of our Class B common stock.

See the discussions in "Cantor Rights to Purchase Cantor Units from Newmark Holdings," in Note 24 — "Related Party Transactions" to our accompanying consolidated financial statements included in Part II, Item 8 and "Partnership Exchange Rights into Newmark Class A and Class B Common Stock" in Part I, Item 1, Business, of this Annual Report on Form 10-K, for information responsive to Item 701 of Regulation S-K, each of which are incorporated by reference herein.

Capital Deployment Priorities, Dividend Policy and Repurchase and Redemption Program

We have returned $557.1 million to shareholders through share repurchases and redemptions and we paid dividends and distributions of $214.5 million over the past three years. We expect to continue returning capital to shareholders.

Since 2022, the Board has declared a quarterly dividend of $0.03 per share. In addition, Newmark Holdings has paid quarterly after-tax distributions to its partners. The Exchange Ratio is adjusted in accordance with the terms of the Separation and Distribution Agreement due to any difference between our dividend policy and the distribution policy of Newmark Holdings.

Any dividends, if and when declared by our Board, will be paid on a quarterly basis. No assurance can be made, however, that a dividend will be paid each quarter. The declaration, payment, timing, and amount of any future dividends payable by us will be at the sole discretion of our Board. With respect to any distributions which are declared, amounts paid to or on behalf of partners will at least cover their related tax payments. Whether any given post-tax amount is equivalent to the amount received by a stockholder also on an after-tax basis depends upon stockholders' and partners' domiciles and tax status.

We are a holding company, with no direct operations, and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from Newmark OpCo. Our ability to pay dividends may also be limited by regulatory considerations as well as by covenants contained in financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our capital (as defined under Delaware law), or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax, regulatory or other charges against net income may adversely affect our ability to declare and pay dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our Board will declare dividends at all or on a regular basis or that the amount of our dividends will not change.

Stock and Unit Repurchase and Redemption Program and 2024 Activity

On November 4, 2024, Newmark's Board increased Newmark's existing share repurchase and unit purchase authorization, which has no expiration date, to $400.0 million. This authorization includes repurchases of shares or purchases of units from executive officers, other employees and partners, including of BGC and Cantor, as well as other affiliated persons or entities. From time to time, Newmark may actively continue to repurchase shares and/or purchase units.

During the year ended December 31, 2024, Newmark repurchased 17,729,096 shares of Class A common stock and 863,722 units at an average price of $11.99 and $14.24 per security, respectively.

During the year ended December 31, 2023, Newmark repurchased 5,785,370 shares of Class A common stock at an average price of $6.47 per share.

As of December 31, 2024, Newmark had $371.9 million remaining under its share repurchase and unit purchase authorization.

The following table details our share repurchase and unit purchase activity during the fourth quarter of 2024, including the total number of shares repurchased and units purchased, the average price paid per share and per unit, the number of shares repurchased as part of our publicly announced repurchase and purchase program and the approximate value that may yet be repurchased or purchased under such program as of December 31, 2024 (in thousands except shares and per share amounts):

	Total Number of Shares/Units Repurchased/Purchased		Average Price Paid per Share/Unit	Total Number of Shares/Units Repurchased/Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Units and Shares That May Yet Be Repurchased/ Purchased Under the Program
Unit Purchases					
October 2024	68,346	$	14.96	68,346	
November 2024	—	$	—	—	
December 2024	—	$	—	—	
Total Unit Purchases	68,346	$	14.24	68,346	
Share Repurchases					
October 2024	146,035	$	15.55	146,035	
November 2024	1,837,131	$	15.28	1,837,131	
December 2024	—	$	—	—	
Total Share Repurchases	1,983,166	$	11.99	1,983,166	$ 371,920

Performance Graph

The performance graph below shows a comparison of the cumulative total stockholder return, on a gross dividend reinvestment basis, of $100 invested on December 31, 2019, measured on December 31 of each year from 2019 through 2024. The peer group consists of CBRE Group, Inc., Colliers International Group Inc., Cushman & Wakefield plc, Jones Lang LaSalle Incorporated, and Savills plc. The returns of the peer group companies have been weighted according to their U.S. dollar stock market capitalization for purposes of arriving at a peer group average. The chart includes the Russell 2000 Index, of which we are a member. Because this index includes small cap U.S.-listed companies, and because we are not a part of the S&P 500 Index, we believe that the Russell 2000 Index is a better measure of our stock's relative performance.



Note: Peer group indices use beginning of period market capitalization weighting. The above graph was prepared by Zacks Investment Research, Inc. and used with their permission, all rights reserved, Copyright 1980-2025. S&P 500 is Copyright © 2025 S&P Dow Jones Indices LLC, a division of S&P Global, all rights reserved. Russell 2000 Copyright © 2025 Russell Investments. Used with permissions, all rights reserved.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Newmark's financial condition and results of operations should be read together with Newmark's accompanying consolidated financial statements and related notes, as well as the "Special Note Regarding Forward-Looking Information" relating to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, included elsewhere in this Annual Report on Form 10-K and the cautionary statements relating to forward-looking statements below.

This discussion summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2024, 2023 and 2022. We operate in one reportable segment, real estate services.

Forward-Looking Cautionary Statements

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the factors set forth below:

- macroeconomic and other challenges and uncertainties, including those resulting from the conflict between Ukraine and Russia, conflicts in the Middle East and other ongoing or new conflicts in those or other regions, downgrades of U.S. Treasuries, fluctuating global interest rates, inflation and the Federal Reserve's responses thereto, fluctuations in the value of global currencies, including the U.S. dollar, liquidity concerns regarding and changes in capital requirements for banking and financial institutions, changes in the economy, the commercial real estate services industry and the global financial markets, employment levels, new or increased tariffs imposed by the U.S. and foreign governments and other factors driving trade uncertainty, supply chain disruptions, reductions in government spending, recession fears, new or increased tariffs imposed by the U.S. and foreign governments and other factors driving trade uncertainty, supply chain disruptions, reductions in government spending, recession fears, infrastructure spending, and energy costs, including such changes' effect on demand for commercial real estate and capital markets transaction volumes, office space, levels of new lease activity and renewals, distressed non-GSE commercial mortgages, frequency of loan defaults and forbearance and associated losses, and fluctuations in the mortgage-backed securities markets, as well as potential changes in these factors as a result of the new U.S. presidential administration;

- challenges relating to our repositioning of certain aspects of our business to adapt to and better address the needs of our clients in the future as a result of the acceleration of pre-existing long-term social and economic trends, fluctuating interest rates and market uncertainty, and other legal, cultural and political events and conflicts, and governmental measures taken in response thereto, uncertainty in the timing of stabilization of interest rates and the recovery of transaction volumes, changes in the mix of demand for commercial real estate space, decreased demand for urban office and retail space generally which may not be offset by increased demand for suburban office, data center, fulfillment, and distribution centers and life sciences facilities or otherwise, and which could materially reduce demand for commercial space and have a material adverse effect on the nature of and demand for our commercial real estate services, including the time and expense related to such repositioning, as well as risks related to declines in real estate values, including due to sales of loans previously held by failed financial institutions, increases in commercial real estate lending rates, and the volume of committed investment capital;

- market conditions and volatility, fluctuations in transaction volumes, including changes in leasing and lending activity and debt volumes, the level of worldwide governmental debt issuances, austerity programs, government stimulus packages, increases or decreases in deficits and the impact of changing government tax rates, repatriation rules, changes to U.S. trade or immigration policy and the impact of such policy changes on our clients' businesses, deductibility of interest, and other changes to monetary policy, changing regulatory requirements or changes in legislation, regulations and priorities, possible turmoil across regional banks and certain global investment banks, possible disruptions in transactions, and potential downturns including recessions, and similar effects, which may not be predictable in future periods;

- potential deterioration of equity and debt capital markets for commercial real estate and related services, potential unavailability of traditional sources of financing and a need for alternative sources, and our ability to access the capital markets as needed or on reasonable terms and conditions;

- pricing, commissions and fees, and market position with respect to any of our products and services and those of our competitors, some of which may have greater financial and operational resources than we do;

- the effect of industry concentration and reorganization, reduction of customers and consolidation;

- uncertainties related to our ongoing integration of Gerald Eve or any other businesses that we may acquire and the synergies and revenue growth generated from these and other acquisitions as we build out our international and domestic businesses;

- liabilities in connection with our business, including appraisal and valuation, sales and leasing and property and facilities management activities, that exceed our insurance coverage;
- liquidity, regulatory requirements and the impact of credit market events, political events and conflicts and actions taken by governments and businesses in response thereto on the credit markets and interest rates;
- our relationship and transactions with Cantor and its affiliates, including CF&Co and CCRE, Newmark's structure, including Newmark Holdings, which is owned by Newmark, Cantor, Newmark's employee partners and other partners, and Newmark OpCo, the timing and impact of any actual or future changes to our organization or structure, any challenges to our interpretation or application of tax laws to our structure, any related party transactions, conflicts of interest, or loans to or from Newmark or Cantor, Newmark Holdings or Newmark OpCo, including the balances and interest rates thereof from time to time and any convertible or equity features of any such loans, repurchase agreements and joint ventures, and CF&Co's acting as our placement agent in connection with certain capital markets transactions;
- competition for and retention of brokers and other producers, managers and key employees, our ability to integrate newly hired producers, and the duration of the period between when we hire producers and when they achieve full productivity;
- the impact on our stock price from any future reduction of our dividend or future changes in our capital deployment priorities, including repurchases of shares, purchases of limited partnership interests, and our dividend policy, and in Newmark Holdings' distributions to partners;
- the effect of any layoffs, furloughs, salary cuts, and lower commissions or bonuses on the repayment of partner loans;
- our ability to maintain or develop relationships with independently owned offices or partners in our businesses;
- the effect on our businesses of any extraordinary transactions, mergers, acquisitions, business combinations, dispositions, divestitures, restructurings, or reorganizations, including potential dilution, taxes, costs, and other impacts;
- our ability to effectively deploy our sources of liquidity to repurchase shares or limited partnership interests, pay any excise tax that may be imposed on the repurchase of shares, reduce our debt, and invest in growing our business;
- risks related to changes in our relationships with the GSEs and HUD and related changes in the credit markets;
- risks related to changes in the administration of the GSEs, including changes in the terms of or removal from applicable conservatorships and changes in their capabilities, and in their requirements for participating in their programs and any impact on transaction volume;
- risks related to any reduction or elimination of governmental programs that provide support for mortgage loans;
- risks related to the reduction in staffing at U.S. governmental agencies;
- risks inherent in doing business in and expanding into international markets or with international partners, including economic or geopolitical conditions or uncertainties, the actions of governments or central banks, the risks of possible nationalization and/or foreign ownership restrictions, compliance with anti-corruption laws, import and export control laws, economic and trade sanctions programs, expropriation, price controls, capital controls, foreign currency fluctuations, regulatory and tax requirements, economic and/or political instability, geographic, time zone, language and cultural differences among personnel in different areas of the world, exchange controls and other restrictive government actions, the outbreak of hostilities, the pursuit of trade, border control or other related policies by the U.S. and/or other countries (including U.S.-China trade relations), economic volatility in the U.K. and Europe, rising political and other tensions between the U.S. and China, the conflict between Ukraine and Russia, conflicts in the Middle East and other ongoing or new conflicts in those or other regions, as well as potential changes in these factors as a result of the new U.S. presidential administration;
- political and/or civil unrest in the U.S. or abroad, including demonstrations, riots, boycotts, and tensions with law enforcement, the impact of elections, or other social and political developments, labor unrest, the impact of U.S. government shutdowns or political impasses, and uncertainties regarding the debt ceiling, the federal budget, and the deployment of federal funds, including on HUD, as well as potential changes in these factors as a result of the new U.S. presidential administration;
- the impact of terrorist acts, acts of war or other violence, as well as disasters or weather-related or similar events, including hurricanes, and heat waves as well as power failures, communication and transportation disruptions, and other interruptions of utilities or other essential services, and the impact of pandemics and other international health incidents;
- the effect on our business, clients, the markets in which we operate, and the economy in general of fluctuating interest rates, market volatility, and inflationary pressures and the Federal Reserve's response thereto, infrastructure spending, changes in U.S. and foreign tax and other laws, interpretation of tax law, potential policy and regulatory changes in Mexico and other countries, sequestrations, and future changes to tax and other policies resulting from elections and changes in governments;
- the impact of any claims or litigation related to compensation, or other transactions with our current and former executive officers;

- the effect on our business of leadership changes and the resulting transition following the confirmation of Howard W. Lutnick, our former Executive Chairman and principal executive officer, as U.S. Secretary of Commerce, our dependence upon our key employees, as well as the competing demands on the time of certain of our key employees who also provide services to Cantor, BGC and various other ventures and investments sponsored by Cantor or otherwise, our ability to build out successful succession plans, the impact of absence due to illness or leave of certain officers or employees and our ability to attract, retain, motivate and integrate new employees, and our ability to enforce post-employment restrictive covenants on awards previously granted to certain of our key employees and future awards or otherwise, and the Federal Trade Commission's ban on non-compete provisions (which has been set aside pending appeal), which may impact our employment arrangements and awards if such ban ultimately comes into effect;

- the effects on our business of Howard W. Lutnick's intended divestiture of his interests in us, Cantor and CFGM;

- extensive regulation of our business and clients, changes in regulations relating to commercial real estate and other industries, changes in environmental regulations, including regulations relating to climate change and greenhouse gas emissions, and risks relating to U.S. and foreign tax and compliance matters, including regulatory examinations, inspections, audits, investigations and enforcement actions, unavailability of certain tax credits or reliefs or additional tax liabilities or assessments, unavailability of certain tax credits or reliefs or additional tax liabilities or assessments, and any resulting costs, increased financial and capital requirements, enhanced oversight, remediation, fines, penalties, sanctions, and changes to or restrictions or limitations on specific activities, operations, and compensatory arrangements, and growth opportunities, including acquisitions, hiring, and new businesses, products, or services, as well as risks related to our taking actions to ensure that we and our subsidiaries are not deemed investment companies under the Investment Company Act;

- factors related to specific transactions or series of transactions as well as risks related to potential counterparty failure;

- costs and expenses of developing, maintaining and protecting our intellectual property, utilizing third-party software licensed under "open source" licenses, as well as employment, regulatory and other litigation and proceedings and their related costs, including costs and expenses related to acquisitions and other matters, including judgments, fines, or settlements paid, reputational risk, requirements that we stop selling or redesign affected products or services, rebrand or restrict our products or services or pay damages to satisfy indemnification commitments with our customers, and the impact thereof on our financial results and cash flows in any given period;

- certain other financial risks, including the possibility of future losses, indemnification obligations, assumed liabilities, reduced cash flows from operations, increased leverage, reduced availability under our various credit facilities, and the need for short- or long-term borrowings, including from Cantor, our ability to refinance our indebtedness, including in the credit markets, on acceptable rates, and our ability to satisfy eligibility criteria for government-sponsored loan programs and changes to interest rates and market liquidity or our access to other sources of cash relating to acquisitions, dispositions, or other matters, potential liquidity and other risks relating to our ability to maintain continued access to credit and the availability of financing necessary to support ongoing business needs on terms acceptable to us, if at all, and risks associated with the resulting leverage, including potentially causing a reduction in our credit ratings and associated outlooks and increased borrowing costs;

- risks associated with the temporary or longer-term investment of our available cash, including in Newmark OpCo, defaults or impairments of the Company's investments (including investments in non-marketable securities), joint venture interests, stock loans or cash management vehicles and collectability of loan balances owed to us by partners, employees, Newmark OpCo or others;

- the impact of any reduction in the willingness of commercial property owners to outsource their property management needs;

- our ability to enter new markets or develop new products or services and to induce clients to use these products or services and to secure and maintain market share;

- our ability to enter into marketing and strategic alliances or business combinations and attract investors or partners or engage in restructuring, rebranding or other transactions, including mergers, acquisitions, dispositions, divestitures, reorganizations, partnering opportunities and joint ventures, the anticipated benefits of any such transactions, relationships or growth and the future impact of any such transactions, relationships or growth on other businesses and financial results for current or future periods, the integration of any completed acquisitions and the use of proceeds of any completed dispositions or divestitures, the impact of amendments and/or terminations of any strategic arrangements, and the value of any hedging entered into in connection with consideration received or to be received in connection with such dispositions and any transfers thereof;

- our estimates or determinations of potential value with respect to various assets or portions of the Company's business, including with respect to the accuracy of the assumptions or the valuation models or multiples used;

- the impact of near- or off-shoring on our business, including on our ability to manage turnover and hire, train, integrate and retain personnel, including brokerage professionals, salespeople, managers, and other professionals;

- our ability to effectively manage any growth that may be achieved, including outside of the U.S., while ensuring compliance with all applicable financial reporting, internal control, legal compliance, and regulatory requirements;

- our ability to identify and remediate any material weaknesses or significant deficiencies in internal controls that could affect our ability to properly maintain books and records, prepare financial statements and reports in a timely manner, control policies, practices and procedures, operations and assets, assess and manage the Company's operational, regulatory and financial risks, and integrate acquired businesses and brokers, salespeople, managers and other professionals;

- information technology risks, including capacity constraints, failures, or disruptions in our systems or those of clients, counterparties, or other parties with which we interact, increased demands on such systems and on the telecommunications infrastructure from remote working, including cyber security risks and incidents, compliance with regulations requiring data minimization and protection and preservation of records of access and transfers of data, privacy risk and exposure to potential liability and regulatory focus;

- the expansion of our cybersecurity processes to include new businesses, or the integration of the cybersecurity processes of acquired businesses, including internationally;

- the impact of AI on the economy, our industry, our business and the businesses of our clients and vendors;

- the effectiveness of our governance, risk management, and oversight procedures and the impact of any potential transactions or relationships with related parties;

- the impact of our ESG or "sustainability" ratings on decisions by clients, investors, potential clients and other parties with respect to our business, investments in us, our borrowing opportunities or the market for and trading price of our Class A common stock or Company debt securities, or other matters, as well as the impact and potential cost to us of any policies, legislation, or initiatives in opposition to our ESG or "sustainability" policies;

- the fact that the prices at which shares of our Class A common stock are or may be sold in offerings or other transactions may vary significantly, and purchasers of shares in such offerings or other transactions, as well as existing stockholders, may suffer significant dilution if the price they paid for their shares is higher than the price paid by other purchasers in such offerings or transactions; and

- the effect on the markets for and trading prices of our Class A common stock due to market factors, as well as of various offerings and other transactions, including offerings of Class A common stock and convertible or exchangeable debt or other securities, repurchases of shares of Class A common stock and purchases or redemptions of Newmark Holdings limited partnership interests or other equity interests in us or our subsidiaries, any exchanges by Cantor of shares of Class A common stock for shares of Class B common stock, any exchanges or redemptions of limited partnership units and issuances of shares of Class A common stock in connection therewith, including in corporate or partnership restructurings, payment of dividends on Class A common stock and distributions on limited partnership interests of Newmark Holdings and Newmark OpCo, convertible arbitrage, hedging, and other transactions engaged in by us or holders of outstanding shares, debt or other securities, share sales and stock pledges, stock loans, and other financing transactions by holders of shares or units (including by Cantor executive officers, partners, employees or others), including of shares acquired pursuant to employee benefit plans, unit exchanges and redemptions, corporate or partnership restructurings, acquisitions, conversions of shares of our Class B common stock and other convertible securities into shares of our Class A common stock, and distributions of our Class A common stock by Cantor to its partners.

The foregoing risks and uncertainties, as well as those risks and uncertainties discussed under the headings "Item 1A—Risk Factors," and "Item 7A—Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this Annual Report on Form 10-K, may cause actual results and events to differ materially from the forward-looking statements.

Overview

Newmark is a leading commercial real estate advisor and service provider to large institutional investors, global corporations, and other owners and occupiers. We offer a diverse array of integrated services and products designed to meet the full needs of our clients. Please see "Item 1—Business" for more information.

Business Environment

There are several factors that impact results across our three main revenue sources (management services, servicing fees and other; leasing and other commissions; and capital markets), including both secular and cyclical industry trends as well as macroeconomic dynamics and our investments in growth. These factors are discussed below.

Key Business Drivers

The key divers of our business include our ability to attract and retain revenue generating headcount across our service lines, the productivity of these employees, and industry volumes in these areas. Volumes are largely a factor of economic growth, interest rates, and the demand for commercial real estate as an investment and debt financing. In addition, demand for our services is influenced by secular trends with respect to outsourcing and other services we provide.

Attracting and Retaining Revenue-generating Headcount. During 2024, we continued to solidify what we believe is our position as the platform of choice for many of the real estate industry's top professionals. In U.S. and U.K., we hired some of the most prolific and experienced debt and structured finance professionals as well as some of the most innovative and active leasing teams. Newmark also opened a flagship office in France, continental Europe's second largest transaction market, where we attracted some of the most talented leasing and capital markets professionals. In October of 2024, our European expansion continued with the launch of our capital markets and leasing businesses in Germany. We believe that these additions further demonstrate the strength of our global brand, and that our substantial investments in data, analytics, and talent position Newmark to capitalize on ongoing macroeconomic trends. Furthermore, our revenue-generating headcount was up modestly year-on-year as of the end of the 2024, after having been relatively flat year-on-year at the end of each of the three previous quarters. Therefore, productivity gains drove the large majority of our total revenue growth, as well as our increased fees across Capital Markets, Leasing, and Valuation & Advisory. As more of our recently hired revenue-generating professionals ramp up, we expect further productivity gains over time.

Continued Trends in Outsourcing and with Respect to Our Servicing Portfolio. Our GCS, Property Management and servicing and asset management businesses continue to benefit from increased outsourcing by companies, owners of real estate, and lenders. We expect the outsourcing trend for commercial real estate and lending functions to continue. This trend, combined with our ability to cross sell between our service lines, enabled us grow our management services and servicing businesses by double digit percentages in 2024.

Additionally, we operate a high growth asset management and servicing business focused on bank, fund, and commercial mortgage-backed securities clients, including GSE/FHA lenders. As of December 31, 2024, our loan servicing and asset management portfolio was $183.4 billion (of which 61.8% was limited servicing and asset management, 36.8% was higher margin primary servicing, and 1.5% was special servicing). We expect our overall portfolio to continue providing a steady stream of income and cash flow over the life of the serviced loans.

Trends in GDP and Job Growth Commercial real estate leasing activity has historically been positively correlated with job creation, particularly with respect to office-based employment, and GDP growth.

According to Bloomberg, U.S. and U.K. GDP expanded by 2.8% and 0.9%, respectively, in 2024. In 2023, the respective growth rates were 2.9% and 0.4%. For context, over the ten years prior to the global pandemic (or through December 31, 2019), real U.S. GDP grew at a CAGR of 2.4%, measured in chain linked 2017 dollars, while real U.K. GDP grew at a CAGR of 2.0%, measured in chain linked 2019 pounds.

According to Bloomberg, the seasonally adjusted monthly average of U.S. non-farm payroll employment increased by approximately 377,000, 251,000, and 186,000 in 2022, 2023, and 2024 respectively. For context, this seasonally adjusted monthly figure averaged approximately 183,000 over the ten years prior to the global pandemic (or through December 31, 2019). The December 2024 U.S. unemployment rate (based on U-3) was 4.1% compared with 3.8% a year earlier. With respect to the U.K., the unemployment rate was 4.1%, and 4.3% in 2023 and 2024, respectively.

Interest Rate Environment. Commercial real estate capital markets transactions involving financing generally utilize medium- or long-term debt, and the interest rates for such debt tend to correlate with movements in benchmark rates with similar tenors, including U.S. Treasuries. Such benchmark rates can be meaningfully impacted by movements in key short-term rates, such as the Fed Funds Target rate. Sudden increases in short term interest rates can therefore have pronounced effects on commercial mortgage origination and investment sales volumes.

The ten-year U.S. Treasury yield increased by approximately 79 basis points quarter on quarter and by 69 basis points year-on-year to 4.6% as of December 31, 2024. The ten-year U.K. Gilt yield increased by approximately 57 basis points quarter on quarter and by 103 basis points year-on-year to 4.6% as of December 31, 2024. These increases were due largely to uncertainty with respect to the pace at which inflation in the U.S. and U.K. will subside and at which the FOMC and/or MPC will lower short term rates. For context, ten-year U.S. Treasury and ten-year Gilt yields still remain below their 50-year average through December 31, 2024 of approximately 5.9% and 6.8%, respectively.

While U.S. and U.K. inflation measures have declined since 2022, they remain above the 2% targets set by both the FOMC and MPC. As a result, short-term yields are expected to be higher compared with most of the period from the end of 2008 through early 2022, they are expected to stabilize and gradually fall from more recent levels. For example, the February

2025 Bloomberg consensus was for Fed Funds Target rate target rate to be 4.1% and 3.7%, respectively, by the ends of 2025 and 2026. The most recent Bloomberg consensus was for the Bank of England's short-term target rate to be 3.8%, and 3.4%, by the ends of 2025 and 2026. For context, the upper bound of the Fed Funds Target rate averaged 0.64% from December 31, 2008 (near the height of the global financial crises) through February 28, 2022 (when the FOMC began raising this rate), and averaged approximately 4.9% and 3.1% over the 50 years and 25 years ended December 31, 2022, respectively, according to Bloomberg. The Official Bank Rate averaged 0.47% from December 31, 2008 through February 28, 2022, and approximately 2.4% and 6.3% over the 25 and 50 years ended December 31, 2024, according to Bloomberg.

Industry Leasing Activity. While industrial and retail have increased as a percentage of leasing revenues since 2019, office remains the majority of activity for Newmark and the industry. According to data from Newmark Research and CoStar, U.S. office leasing activity, as measured by the percentage of available inventory leased in a given quarter, has improved significantly from the lows seen in the first half of 2021, but remains somewhat below the 2015-2019 average, largely as a result of smaller lease sizes versus pre-pandemic levels. According to Newmark Research, this recovery in office leasing was particularly strong in New York City and other gateway cities and has not yet spread to many of the other regions and cities in the U.S. Based on Newmark Research and CoStar data, demand for Trophy and Class A U.K. office spaces is robust, particularly in central London. They also estimate that fourth quarter 2024 overall U.K. office leasing activity was up by over 20% year-on-year its highest level since the third quarter of 2018, while full year 2024 activity increased by over 10% versus 2023 and was the best year since 2019.

Based on data from Newmark Research and CoStar, the scarcity of available U.S. retail space cannot satisfy strong demand, which has dampened leasing activity for this property type but kept vacancies near all-time lows and rents near their historical highs. According to the same sources, while industrial net absorption remained positive in the U.S., it has turned negative in the U.K. In both countries, vacancy continued to increase in 2024 as a result of an increased supply, as a higher-than-normal pipeline of available space is being constructed. Against this backdrop, our revenues from Leasing and other commissions increased by 2.1% for the year ended December 31, 2024.

We expect demand for office space to be driven by the reset in values due to near-term debt maturities. We also continue to see increased need for office space in certain markets, led by ongoing return-to-work plans, as well as new demand driven by companies in technology including AI as well as financial services. Placer.ai data for December 2024 indicates that in-person attendance in the U.S. increased to 66% of pre-pandemic levels versus 63% a year earlier. Our management services, leasing, origination, and capital markets professionals continue to actively collaborate with clients to repurpose underutilized spaces and assets, including with respect to conversion of obsolete office or retail properties.

Industry Capital Markets Activity. We continued to gain share in Capital Markets, even as overall industry volumes improved due largely to the stabilization of benchmark interest rates. For example, MSCI's preliminary investment sales figures, which excludes transactions related to the equity portion of loan sales, indicate that volumes across all property types were up by at least 40% and 9%, respectively, in U.S. in the fourth quarter and full year 2024 compared with a year earlier. The same source reports that European investment sales volumes increased by at least 11% and 4% for the same respective periods. Newmark's fourth and full year 2024 investment sales volumes were up by approximately 71% and 18%, respectively, excluding the impact of the Signature Transactions. We have gained considerable market share over the past several years. For example, our U.S. investment sales volumes were approximately 9% of overall U.S. MSCI volumes over the twelve months ended December 31, 2024, versus 3.3% in 2015.

We have also gained market share in our commercial mortgage origination businesses. According to the MBA, which also excludes loan sales, overall U.S. commercial and multifamily originations increased by 84% and 17% in the fourth quarter and full year 2024, respectively versus a year earlier. In comparison, we increased our Total Debt volumes year-on-year for fourth quarter and full year 2024 by approximately 177% and 79%, respectively, excluding the impact of the Signature Transactions. We believe that we have meaningfully outperformed the industry in originations over the last several years. According to data or estimates from MSCI, the MBA, and/or Newmark Research, our U.S. Total Debt volumes were nearly 9% of U.S. commercial and multifamily mortgage originations over the twelve months ended December 31, 2024, compared with 1.5% in 2015.

Commercial And Multifamily Mortgage Maturities and Other Drivers. In 2024, we benefited from the continuing need for our clients to both refinance existing properties owned by them and to finance investments in properties they seek to own. We expect the record amounts of medium-term commercial and multifamily mortgage maturities and interest rate stabilization to together lead to continued improvement in industry debt volumes, as well as increased investment sales activity. For example, the MBA expects a record $957 billion of U.S. mortgage maturities in 2025 alone, and approximately $2.1 trillion between 2025 and 2027.

In addition, we anticipate several positive factors will position the Company for success, including the ongoing strength and expected capital investment in the U.S. economy, the re-shoring of manufacturing and investment in data centers fueled by artificial intelligence. We believe that these factors, along with our leading presence in capital markets, will drive growth across nearly all of Newmark's service lines.

Financial Overview

Revenues

We generally derive revenues from the following three sources:

- *Management Services, Servicing Fees and Other*. We provide commercial services to tenants and landlords. In this business, we provide property and facilities management services along with project management, V&A services, and other consulting services, as well as technology services, to customers who may also utilize our commercial real estate brokerage services, and flexible workspace solutions. Servicing fees are derived from the servicing of loans originated by us as well as loans originated by third parties.
- *Leasing and Other Commissions*. We offer a diverse range of commercial real estate brokerage and advisory services, including tenant and landlord (or agency) representation, which includes comprehensive lease negotiations, strategic planning, site selection, lease auditing, and other financial and market analysis.
- *Capital Markets*. This consists of investment sales and commercial mortgage origination, net. Our investment sales business specializes in the arrangement of acquisitions and dispositions of commercial properties, as well as equity placement and other related services. Our commercial mortgage origination, net business offers services and products to facilitate debt financing for our clients and customers. Commercial mortgage origination revenue is comprised of commissions generated from mortgage brokerage and debt placement services, as well as the origination fees and premiums derived from the origination of GSE/FHA loans with borrowers. Our commercial mortgage origination revenue also includes the revenue recognized for the fair value of expected net future cash flows from servicing recognized at commitment.

Fees are generally earned when a lease is signed. In many cases, landlords are responsible for paying the fees. In capital markets, fees are earned and recognized when the sale of a property closes, and title passes from seller to buyer for investment sales and when debt or equity is funded to a vehicle for debt and equity transactions. Loan originations related fees and sales premiums, net, are recognized when a derivative asset is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums and the estimated fair value of the expected net servicing cash flows. Loan originations related fees and sales premiums, net, are recognized net of related fees and commissions to affiliates or third-party brokers. For loans we broker, revenues are recognized when the loan is closed.

Servicing fees are recognized on an accrual basis over the lives of the related mortgage loans. We typically receive monthly management fees based upon a percentage of monthly rental income generated from the property under management, or in some cases, the greater of such percentage or a minimum agreed upon fee. We are often reimbursed for our administrative and payroll costs, as well as certain out-of-pocket expenses, directly attributable to properties under management. We follow U.S. GAAP, which provides guidance when accounting for reimbursements from clients and when accounting for certain contingent events for leasing and capital markets transactions. See Note 3 – "Summary of Significant Accounting Policies" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed discussion.

Expenses

(i) Compensation and Employee Benefits
The majority of our operating costs consist of cash and non-cash compensation expenses, which include base salaries, producer commissions based on production, forgivable loans for term contracts, discretionary and other bonuses and all related employee benefits and taxes. Our employees consist of commissioned producers, executives and other administrative support. Our producers are largely compensated based on the revenue they generate for the firm, keeping these costs variable in nature.

As part of our compensation plans, certain employees have been granted limited partnership units in Newmark Holdings and, prior to the Newmark IPO, BGC Holdings, which generally receive quarterly allocations of net income and are generally contingent upon services being provided by the unit holders. As a result of the Corporate Conversion, there are no longer any limited partnership units in BGC Holdings outstanding. Certain Newmark employees also hold N Units that do not participate in quarterly partnership distributions and are not allocated any items of profit or loss. These N Units convert into distribution earnings units over a three- to ten-year period. As prescribed in U.S. GAAP guidance, the quarterly allocations of net income on such limited partnership units are reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in our accompanying consolidated statements of operations.

Newmark has granted certain conversion rights on limited partnership units in Newmark Holdings and, prior to the Corporate Conversion, then-outstanding limited partnership units in BGC Holdings, to Newmark employees to convert the limited partnership units to a capital balance within Newmark Holdings or BGC Holdings. Generally, such units are not considered share-equivalent limited partnership units and are not in the fully diluted share count.

Certain of these limited partnership units entitle the holders to receive post-termination payments. These limited partnership units are accounted for as post-termination liability awards under U.S. GAAP guidance, which requires that we record an expense for such awards based on the change in value at each reporting period and include the expense in our accompanying consolidated statements of operations as part of "Equity-based compensation and allocations of net income to limited partnership units and FPUs." The liability for limited partnership units with a post-termination payout amount is included in "Other long-term liabilities" on our accompanying consolidated balance sheets.

Certain limited partnership units are granted exchangeability into Class A common stock or may be redeemed in connection with the grant of shares of Class A common stock. At the time exchangeability is granted, or the shares are issued, Newmark recognizes an expense based on the fair value of the award on that date, which is included in "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in our accompanying consolidated statements of operations.

Certain of our employees have been awarded Preferred Units in Newmark Holdings and, prior to the Corporate Conversion, BGC Holdings. Each quarter, the net profits of Newmark Holdings and BGC Holdings are or were allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation, which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units in Newmark Holdings. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into our Class A common stock and are only entitled to the Preferred Distribution, and accordingly they are not included in our fully diluted share count. The quarterly allocations of net income on Preferred Units are also reflected in compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in our accompanying consolidated statements of operations. After deduction of the Preferred Distribution, the remaining partnership units generally receive quarterly allocation of net income based on their weighted-average pro rata share of economic ownership of the operating subsidiaries. In addition, Preferred Units are granted in connection with the grant of certain limited partnership units, such as PSUs, that may be granted exchangeability to cover the withholding taxes owed by the unit holder upon such exchange. This is an acceptable alternative to the common practice among public companies of issuing the gross number of shares to employees, subject to cashless withholding of shares to pay applicable withholding taxes.

We have also entered into various agreements with certain of our employees and partners whereby these individuals receive loans, which may be either wholly or in part repaid from the distribution earnings that the individual receives on their limited partnership interests or from the proceeds of the sales of the employees' shares of our Class A common stock. The forgivable portion of these loans is recognized as compensation expense over the service period.

From time to time, we may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. In addition, we also enter into deferred compensation agreements with employees providing services to us. The costs associated with such plans are generally amortized over the period in which they vest. (See Note 27 — "Compensation" and Note 28 — "Commitments and Contingencies" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K).

(ii) Other Operating Expenses

We have various other operating expenses. We incur leasing, equipment and maintenance expenses. We also incur selling and promotion expenses, which include entertainment, marketing and travel-related expenses. We incur communication expenses, professional and consulting fees for legal, audit and other special projects, and interest expense related to short-term operational funding needs, and notes payable and collateralized borrowings.

We pay fees to Cantor for performing certain administrative and other support, including charges for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Management believes that these charges are a reasonable reflection of the utilization of services rendered. However, the expenses for these services are not necessarily indicative of the expenses that would have been incurred if we had not obtained these services from Cantor. In addition, these charges may not reflect the costs of services we may receive from Cantor in the future.

(iii) Other Income (loss), Net

Other income (loss), net is comprised of gains (losses) on equity method investments which represent our pro rata share of the net gains (losses) on investments over which we have significant influence but which we do not control, and the mark-to-market gains or losses on marketable and non-marketable investments.

(iv) Provision for Income Taxes

We incur income tax expenses based on the location, legal structure, and jurisdictional taxing authorities of each of our subsidiaries. Certain of the Company's entities are taxed as U.S. partnerships and are subject to primarily the UBT in New York City. U.S. federal and state income tax liability or benefit related to the partnership income or loss, with the exception of the UBT, rests with the partners rather than the partnership entity (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K). Our accompanying consolidated financial statements include U.S. federal, state and local income taxes on Newmark's allocable share of the U.S. results of operations. Outside of the U.S., we operate principally through subsidiary corporations subject to local income taxes.

Newmark is subject to the tax laws and regulations of the U.S. and various non-U.S. jurisdictions. The OECD Pillar Two Framework provides for a minimum global effective tax rate of 15%. The EU Member States formally adopted the EU's Pillar Two Directive with a subset of rules that became effective January 1, 2024. Other countries are also expected to implement similar legislation. The minimum global effective tax did not have a material impact on our 2024 tax rate.

Business Mix and Seasonality

Our pre-tax margins are affected by the mix of revenues generated. For example, servicing revenues tend to have higher pre-tax margins than Newmark as a whole, and margins from originating GSE/FHA loans, which are included in "Capital markets" in our consolidated statement of operations, tend to be lower, as we retain rights to service loans over time, and because this item includes non-cash GAAP gains attributable to OMSRs, which represent the fair value of expected net future cash flows from servicing recognized at commitment, net. Capital markets transactions tend to have higher pre-tax margins than leasing transactions. Pre-tax earnings margins on our property management and parts of our other GCS businesses are at the lower end of margins for the Company as a whole because they include some revenues that equal their related expenses. These revenues represent fully reimbursable compensation and non-compensation costs and may be referred to as "pass through revenues."

Due to the strong desire of many market participants to close real estate transactions prior to the end of a calendar year, our business exhibits certain seasonality, with our revenue tending to be lowest in the first quarter and strongest in the fourth quarter. For the five years from 2020 through 2024, we generated an average of approximately 21% of our revenues in the first quarter and 30% of our revenues in the fourth quarter. Because approximately 30% of our expenses are fixed in a typical year, this seasonality generally leads to higher profitability in the fourth quarter and lower margins in the first quarter, all else equal.

Results of Operations

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenues for the periods indicated (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues
Revenues:						
Management services, servicing fees and other [(1)]	$ 1,106,699	40.4 %	$ 970,877	39.3 %	$ 909,485	33.6 %
Leasing and other commissions	857,617	31.3	839,595	34.0	831,874	30.7
Capital markets	774,186	28.3	659,896	26.7	964,168	35.7
Total revenues	2,738,502	100.0	2,470,368	100.0	2,705,527	100.0
Expenses:						
Compensation and employee benefits	1,598,400	58.4	1,489,138	60.3	1,554,784	57.5
Equity-based compensation and allocations of net income to limited partnership units and FPUs [(2)]	185,398	6.8	139,747	5.7	138,312	5.1
Total compensation and employee benefits	1,783,798	65.1	1,628,885	65.9	1,693,096	62.6
Operating, administrative and other [(1)]	597,594	21.8	536,697	21.7	534,843	19.8
Fees to related parties	26,446	1.0	27,204	1.1	28,502	1.1
Depreciation and amortization	174,299	6.4	166,221	6.7	165,816	6.1
Total operating expenses	2,582,137	94.3	2,359,007	95.5	2,422,257	89.5
Other income (loss), net	6,677	0.2	13,854	0.6	(97,701)	(3.6)
Income from operations	163,042	6.0	125,215	5.1	185,569	6.9
Interest expense, net	(31,768)	(1.2)	(21,737)	(0.9)	(30,970)	(1.1)
Income before income taxes and noncontrolling interests	131,274	4.8	103,478	4.2	154,599	5.7
Provision for income taxes	45,783	1.7	41,103	1.7	42,054	1.6
Consolidated net income	85,491	3.1	62,375	2.5	112,545	4.2
Less: Net income attributable to noncontrolling interests	24,257	0.9	19,800	0.8	29,270	1.1
Net income available to common stockholders	$ 61,234	2.2 %	$ 42,575	1.7 %	$ 83,275	3.1 %

(1) Revenues and expenses recorded during the quarter and year ended December 31, 2024 included in this report differ from those included in our earnings release issued February 14, 2025. This reflected a $15.6 million reduction in reported Management services, servicing fees and other revenues, which related to pass through revenues, and an offsetting $15.6 million reduction in the related reported pass through Operating, administrative and other expense. These offsetting items had no impact on the Company's earnings.

(2) The components of Equity-based compensation and allocations of net income to limited partnership units and FPUs are as follows (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues	Actual Results	Percentage of Total Revenues
Issuance of common stock and exchangeability expenses	$ 110,973	4.1 %	$ 85,918	3.5 %	$ 92,308	3.4 %
Limited partnership units amortization	23,203	0.8	14,267	0.6	8,322	0.3
RSU amortization	29,568	1.1	24,620	1.0	21,807	0.8
Total equity compensation	163,744	6.0	124,805	5.1 %	122,437	4.5
Allocations of net income to limited partnership units and FPUs	21,654	0.8	14,942	0.6	15,875	0.6
Equity-based compensation and allocations of net income to limited partnership units and FPUs	$ 185,398	6.8 %	$ 139,747	5.7 %	$ 138,312	5.1 %

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues

Management Services, Servicing Fees and Other

Management services, servicing fees and other revenue increased by $135.8 million, or 14.0%, to $1,106.7 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase reflects growth from GCS, our servicing and asset management business, as well as V&A fees.

Leasing and Other Commissions

Leasing and other commission revenues increased by $18.0 million, or 2.1%, to $857.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 which was driven primarily by growth in office leasing.

Capital Markets

Capital markets increased by $114.3 million, or 17.3%, to $774.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase reflects a 30.4% increase in commercial mortgage origination, net, and a 9.5% improvement in investment sales fees, both of which reflected strength across every major property type.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased by $109.3 million, or 7.3%, to $1,598.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase reflects higher commission-based revenues and other costs related to acquisitions and the hiring of revenue generating professionals.

Equity-based compensation and allocations of net income to limited partnership units and FPUs

Equity-based compensation and allocations of net income to limited partnership units and FPUs increased by $45.7 million, or 32.7%, to $185.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily attributable to the year-on-year improvement in Newmark's average stock price as compensation expense related to the grant of exchangeability for limited partnership units is related to the stock price of Newmark Class A common stock.

Operating, Administrative and Other

Operating, administrative and other expenses increased by $60.9 million, or 11.3%, to $597.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 due to higher pass through costs and increased warehouse interest expense, both of which were offset by associated revenues.

Fees to Related Parties

Fees to related parties decreased by $0.8 million, or 2.8%, to $26.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2024 increased by $8.1 million, or 4.9%, to $174.3 million compared to the year ended December 31, 2023 due to increased fixed asset depreciation of $0.5 million, intangible asset amortization of $2.8 million, as well as a $4.4 million change in MSR valuation allowance.

Other Income (loss), Net

Other income (loss), net of $6.7 million in the year ended December 31, 2024 consisted primarily of recoveries from forfeited restricted Newmark Class A common stock.

Other income (loss), net of $13.9 million in the year ended December 31, 2023 consisted of equity income on the Real Estate LP joint venture described below under "—Certain Related Party Transactions—Investment in CF Real Estate Finance Holdings, L.P." and proceeds from a legal settlement, partially offset by losses on certain investments.

Interest Expense, Net

Interest expense, net increased by $10.0 million, or 46.1%, to $31.8 million during the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to higher interest expense on our corporate debt.

Provision for Income Taxes

Provision for income taxes increased by $4.7 million, or 11.4%, to $45.8 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. In general, our consolidated effective tax rate can vary from period to period depending on, among other factors, the level, geographic and business mix of our earnings.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests increased by $4.5 million, or 22.5%, to $24.3 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily driven by a higher pre-tax income.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues

Management Services, Servicing Fees and Other
Management services, servicing fees and other revenue increased by $61.4 million, or 6.8%, to $970.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The growth reflected the addition of Gerald Eve, as well as property management and GCS increasing their combined square footage under management by approximately 26% year-on-year. Additionally, Newmark more than doubled the size of its overall servicing and asset management portfolio to $175.9 billion over the same period, which included an approximately 11% expansion of the Company's high margin primary servicing portfolio. These increases were partially offset by declines in our U.S. V&A business.

Leasing and Other Commissions
Leasing and other commissions revenues increased by $7.7 million, or 0.9%, to $839.6 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The improvement was driven by growth in industrial and retail.

Capital Markets
Capital markets decreased by $304.3 million, or 31.6%, to $659.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily due to lower industry-wide commercial and multifamily origination volumes, which declined by 47% in the U.S. (according to the MBA). The Company's GSE/FHA origination platform also gained significant market share, as its volumes declined by approximately 9% versus 29% reductions in industry GSE multifamily activity. Investment sales revenue decreased by 37.1%, which primarily compares to industry-wide declines of approximately 50% for U.S. and European investment sales over the same period (according to MSCI).

Expenses

Compensation and Employee Benefits
Compensation and employee benefits expense decreased by $65.6 million, or 4.2%, to $1,489.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was due to lower variable compensation related to commission-based revenues and our cost saving initiatives, partially offset by acquisitions and the addition of new revenue-generating professionals.

Equity-based compensation and allocations of net income to limited partnership units and FPUs
Equity-based compensation and allocations of net income to limited partnership units and FPUs increased by $1.4 million, or 1.0%, to $139.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Operating, Administrative and Other
Operating, administrative and other expenses increased by $1.9 million, or 0.3%, to $536.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 due primarily to operational expenses related to acquisitions, largely offset by cost saving initiatives.

Fees to Related Parties
Fees to related parties decreased by $1.3 million, or 4.6%, to $27.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2023 increased by $0.4 million, or 0.2%, to $166.2 million compared to the year ended December 31, 2022.

Other Income (loss), Net
Other income (loss), net of $13.9 million in the year ended December 31, 2023 consisted of equity income on the Real Estate LP joint venture and proceeds from a legal settlement, partially offset by losses on certain investments.

Other loss of $97.7 million in the year ended December 31, 2022 was primarily due to $87.5 million realized and unrealized losses from the sale of Nasdaq shares and $12.9 million of mark-to-market losses on non-marketable investments.

Interest Expense, Net

Interest expense, net decreased by $9.2 million, or 29.8%, to $21.7 million during the year ended December 31, 2023 compared to the year ended December 31, 2022 due to an increase in interest income on employee loans, which was largely offset by increased amortization which is recorded as part of compensation expense.

Provision for Income Taxes

The provision for income taxes decreased by $1.0 million, or 2.3%, to $41.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily driven by lower pre-tax earnings. In general, our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests decreased by $9.5 million, or 32.4% to $19.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily driven by lower pre-tax earnings.

Financial Position, Liquidity and Capital Resources

Overview

The primary sources of liquidity for our business are the cash on our balance sheet, cash flow provided by operations, and the $600.0 million revolving Credit Facility.

Our future capital requirements will depend on many factors, including our growth, the expansion of our sales and marketing activities, our expansion into other markets, our acquisitions of other companies and hiring of teams of producers, and our results of operations. To the extent that existing cash, cash from operations and credit facilities are insufficient to fund our future activities, we may need to raise additional funds through public equity or debt financing. As of December 31, 2024, our debt consisted of $600.0 million aggregate principal amount of 7.500% Senior Notes with a carrying amount of $595.7 million and $75.0 million outstanding under the Credit Facility with a carrying amount of $75.0 million, in each case exclusive of our warehouse facilities described under "—Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises."

Financial Position

Total assets were $4.7 billion as of December 31, 2024 and $4.5 billion as of December 31, 2023.

Total liabilities were $3.2 billion as of December 31, 2024 and $2.9 billion as of December 31, 2023.

Liquidity

As of December 31, 2024, we had cash and cash equivalents of $197.7 million. Additionally, we had $525.0 million available under our committed senior unsecured revolving Credit Facility. We expect to generate cash flows from operations to fund our business and use those funds, and our Credit Facility, to meet our short-term liquidity requirements, which we define as those arising within the next twelve months, and our long-term liquidity requirements, which we define as those beyond the next twelve months.

Debt

The carrying value of our debt, excluding our warehouse facilities, consisted of the following as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
7.500% Senior Notes	$ 595,673	$ —
Credit Facility	75,000	—
Delayed Draw Term Loan	—	417,260
Cantor Credit Agreement	—	130,000
Total corporate debt	$ 670,673	$ 547,260

Delayed Draw Term Loan Credit Agreement

On August 10, 2023, Newmark entered into a Delayed Draw Term Loan Credit Agreement, by and among the Company, the several financial institutions from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (as such terms are defined in the Delayed Draw Term Loan Credit Agreement), pursuant to which the Lenders committed to provide to the Company a senior unsecured Delayed Draw Term Loan in an aggregate principal amount of $420.0 million, which could be increased, subject to certain terms and conditions, to up to $550.0 million. The proceeds of the Delayed Draw Term Loan could only be used to repay the 6.125% Senior Notes at their maturity. The Delayed Draw Term Loan had a maturity date of November 14, 2026.

As set forth in the Delayed Draw Term Loan Credit Agreement, the Delayed Draw Term Loan could bear interest at a per annum rate equal to, at the Company's option, either (a) Term SOFR for interest periods of one or three months (as selected by the Company) or upon the consent of all Lenders, such other period that is 12 months or less (in each case, subject to availability), as selected by the Company, plus an applicable margin or (b) a base rate equal to the greatest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as established by the Administrative Agent, and (iii) Term SOFR plus 1.00%, in each case plus an applicable margin. Upon funding, the applicable margin was 2.625% with respect to Term SOFR borrowings in (a) above and 1.625% with respect to base rate borrowings in (b) above. Depending on the Company's credit ratings, the applicable margin could range, with respect to Term SOFR borrowings, from 2.125% to 3.375% through and including August 10, 2024, and 2.5% to 3.875% thereafter; and base rate borrowings, from 1.125% to 2.375% through and including August 10, 2024, and 1.5% to 2.875% thereafter.

The Delayed Draw Term Loan Credit Agreement contained financial covenants with respect to minimum interest coverage and maximum leverage ratio. The Delayed Draw Term Loan Credit Agreement also contained certain other customary affirmative and negative covenants and events of default. The covenants in the Delayed Draw Term Loan Credit Agreement were consistent with those within the Company's existing $600.0 million Credit Facility, which matures on April 26, 2027 and remains available to the Company.

On November 8, 2023, Newmark provided notice to Bank of America, N.A., as Administrative Agent, to borrow the $420.0 million available under the Delayed Draw Term Loan Credit Agreement with the funds made available on November 14, 2023. The Company used the $420.0 million of proceeds of the Delayed Draw Term Loan draw to pay a portion of the matured principal and interest of the Company's $550.0 million 6.125% Senior Notes due November 15, 2023. On January 12, 2024, the outstanding balance under the Delayed Draw Term Loan was repaid with the proceeds of the offering of the 7.500% Senior Notes. The Delayed Draw Term Loan was terminated and the remaining unamortized debt issuance costs of $2.7 million were expensed.

Credit Facility

On November 28, 2018, Newmark entered into the Credit Agreement by and among Newmark, the several financial institutions from time to time party thereto, as lenders, and Bank of America N.A., as administrative agent. The Credit Agreement provided for a $250.0 million Credit Facility.

On February 26, 2020, Newmark entered into an amendment to the Credit Agreement, increasing the size of the Credit Facility to $425.0 million and extending the maturity date to February 26, 2023. The interest rate on the Credit Facility was reduced to LIBOR plus 1.75% per annum, subject to a pricing grid linked to Newmark's credit ratings from S&P Global Ratings and Fitch.

On March 16, 2020, Newmark entered into a second amendment to the Credit Agreement, increasing the size of the Credit Facility to $465.0 million. The interest rate on the Credit Facility was LIBOR plus 1.75% per annum, subject to a pricing grid linked to Newmark's credit ratings from S&P Global Ratings and Fitch.

On March 10, 2022, Newmark amended and restated the Credit Agreement, as amended. Pursuant to the amended and restated Credit Agreement, the lenders agreed to: (a) increase the amount available to the Company under the Credit Facility to $600.0 million, (b) extend the maturity date of the Credit Facility to March 10, 2025, and (c) improve pricing to 1.50% per annum with respect to Term SOFR (as defined in the amended and restated Credit Agreement) borrowings.

Borrowings under the Credit Facility bear interest at a per annum rate equal to, at the Company's option, either (a) Term SOFR for interest periods of one or three months, as selected by the Company, or upon the consent of all lenders, such other period that is 12 months or less (in each case, subject to availability), as selected by the Company, plus an applicable margin, or (b) a base rate equal to the greatest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as established by the Administrative Agent (as such term is defined in the amended and restated Credit Agreement), and (iii) Term SOFR plus 1.00%, in each case plus an applicable margin. The applicable margin was initially 1.50% with respect to Term SOFR borrowings in (a) above and 0.50% with respect to base rate borrowings in (b) above. The applicable margin with respect to Term SOFR borrowings in (a) above could range from 1.00% to 2.125% depending upon the Company's credit rating, and with respect to base rate borrowings in (b) above could range from 0.00% to 1.125% depending upon the Company's credit rating. The Credit Agreement also provides for certain upfront and arrangement fees and for an unused facility fee.

On November 8, 2023, Newmark provided notice to Bank of America, N.A., as Administrative Agent, to borrow $130.0 million under the Credit Facility with the funds made available on November 14, 2023. The Company used the proceeds of the Credit Facility draw to pay the remaining maturing principal and interest of the Company's $550.0 million 6.125% Senior Notes due November 15, 2023 that was not paid for with the proceeds of the Delayed Draw Term Loan.

On December 20, 2023, Newmark drew $130.0 million of Newmark Revolving Loans under the Cantor Credit Agreement to repay the $130.0 million balance then outstanding under the Credit Facility.

On April 26, 2024, Newmark amended and restated the Credit Agreement, which amendment and restatement, among other things, extends the maturity date of the Credit Facility to April 26, 2027. The borrowing rates and financial covenants under the Credit Agreement are substantially consistent with the Credit Agreement prior to such amendment and restatement.

During the year ended December 31, 2024, there were $245.0 million of borrowings and $170.0 million of repayments under the Credit Facility. As of December 31, 2024, there were $75.0 million of borrowings outstanding under the Credit Facility. As of December 31, 2024, borrowings under the Credit Facility carried an interest rate of 6.15%, with a weighted-average interest rate of 6.66% for the year ended December 31, 2024. As of December 31, 2023, there were no borrowings under the Credit Facility.

7.500% Senior Notes

On January 12, 2024, Newmark closed its offering of $600.0 million aggregate principal amount of the 7.500% Senior Notes. The notes are general senior unsecured obligations of Newmark. Cantor purchased $125.0 million aggregate principal amount of 7.500% Senior Notes in the offering, and still holds such notes as of March 3, 2025. The Company received net proceeds from the offering of the 7.500% Senior Notes of approximately $594.7 million after deducting the initial purchasers' discounts and estimated offering expenses. The notes bear interest at a rate of 7.500% per year, payable in cash on January 12 and July 12 of each year, commencing July 12, 2024. The 7.500% Senior Notes will mature on January 12, 2029. The Company used the net proceeds of the offering of the 7.500% Senior Notes to repay all of the $420.0 million outstanding under its Delayed Draw Term Loan Credit Agreement. Additional net proceeds were used to repay all $130.0 million of then outstanding revolving debt, including with respect to borrowings under the Cantor Credit Agreement.

The 7.500% Senior Notes were initially offered and sold in a private offering exempt from the registration requirements under the Securities Act. Customary registration rights were provided to purchasers of the 7.500% Senior Notes. On May 10, 2024, we filed a Registration Statement on Form S-4, which was declared effective by the SEC on June 6, 2024. On June 10, 2024, we launched an exchange offer in which holders of the 7.500% Senior Notes which were issued in the January 12, 2024 private placement could exchange such notes for new registered notes with substantially identical terms. The exchange offer expired on July 17, 2024, at which point the tendered 7.500% Senior Notes were exchanged for new registered notes with substantially identical terms.

See "—Certain Related Party Transactions —7.500% Senior Notes" below for further discussion.

Cantor Credit Agreement

On November 30, 2018, Newmark entered into an unsecured credit agreement with Cantor. The Cantor Credit Agreement provides for each party to issue loans to the other party in the lender's discretion. Pursuant to the Cantor Credit Agreement, the parties and their respective subsidiaries (with respect to Cantor, other than BGC and its subsidiaries) may borrow up to an aggregate principal amount of $250.0 million from each other from time to time at an interest rate which is the higher of Cantor or Newmark's short-term borrowing rate then in effect, plus 1.0%.

On December 20, 2023, Newmark entered into a first amendment to the Cantor Credit Agreement. Pursuant to the First Cantor Credit Agreement Amendment, Cantor agreed to make certain loans to Newmark from time to time in an aggregate outstanding principal amount of up to $150.0 million under the Cantor Credit Agreement. The Newmark Revolving Loans have substantially the same terms as other loans under the Cantor Credit Agreement, except that until April 15, 2024, the Newmark Revolving Loans would bear interest at a rate equal to 25 basis points less than the interest rate borne by the revolving loans made pursuant to the Credit Facility. Unlike other loans made under the Cantor Credit Agreement, Cantor may demand repayment of the Newmark Revolving Loans prior to the final maturity date of the Cantor Credit Agreement upon three business days' prior written notice. Also on December 20, 2023, Newmark drew $130.0 million of Newmark Revolving Loans, and used the proceeds to repay the $130.0 million balance then outstanding under the Credit Facility.

On January 12, 2024, the outstanding balance under the Cantor Credit Agreement was repaid with the proceeds of the offering of the 7.500% Senior Notes. As of December 31, 2024, there were no borrowings outstanding under the Cantor Credit Agreement. As of December 31, 2023, there was $130.0 million outstanding under the Cantor Credit Agreement.

Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises

As of December 31, 2024, Newmark had $1.5 billion of committed loan funding, $1.1 billion of uncommitted loan funding available through three commercial banks, and an uncommitted $500.0 million Fannie Mae loan repurchase facility. Consistent with industry practice, these warehouse facilities are short-term, requiring annual renewal. These warehouse facilities are collateralized by an assignment of the underlying mortgage loans originated under various lending programs and third-party purchase commitments and are recourse only to our wholly owned subsidiary, Berkeley Point Capital, LLC. As of December 31, 2024 and December 31, 2023 we had $0.8 billion and $0.5 billion, respectively, outstanding under "Warehouse facilities collateralized by U.S. Government Sponsored Enterprises" on our accompanying consolidated balance sheets.

On June 19, 2020, Newmark established a $125.0 million sublimit line of credit to fund potential principal and interest servicing advances on its Fannie Mae portfolio during the forbearance period related to the CARES Act. The sublimit was included within the Company's then-existing $450 million warehouse facility. The advance line provided 100% of the principal and interest advance payment at a rate of SOFR plus 1.80% and was collateralized by Fannie Mae's commitment to repay advances. There were no outstanding draws under this sublimit as of December 31, 2024 or December 31, 2023. Newmark did not have any Fannie Mae loans in forbearance as of December 31, 2024 or December 31, 2023. On May 7, 2024, the related warehouse line was renewed, removing the $125.0 million sublimit line of credit.

Leases

Total lease liability as of December 31, 2024 was $598.3 million. Of the total amount, $151.1 million of lease liability is within our flexible workspace business whereby the liability is ring-fenced in SPVs with only $22.6 million of guarantees and/or letters of credit with exposure to Newmark. There was an additional $10.2 million of guarantees and/or letters of credit related to lease liabilities not in consolidated SPVs. In addition, Newmark had contracted future customer revenues and sub-lease income as of December 31, 2024 amounting to approximately $158.2 million.

Debt Repurchase Authorization

On June 16, 2020, the Board and the Audit Committee authorized a debt repurchase program for the repurchase by the Company in the amount of up to $50.0 million of Company debt securities. Repurchases of Company debt securities, if any, are expected to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption.

Under the authorization, the Company may make repurchases of Company debt securities for cash from time to time in the open market or in privately negotiated transactions upon such terms and at such prices as management may determine. Additionally, the Company is authorized to make any such repurchases of Company debt securities through CF&Co (or its affiliates), in its capacity as agent or principal, or such other broker-dealers as management shall determine to utilize from time to time upon customary market terms or commissions.

As of December 31, 2024, the Company had $50.0 million remaining from its debt repurchase authorization.

Cash Flows

Cash flows from operations excluding activity from loan originations and sales, net were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by (used in) operating activities	$ (9,936)	$ (265,961)	$ 1,196,343
Add back:			
Net activity from loan originations and sales	235,722	363,937	(934,845)
Net cash provided by (used in) operating activities excluding activity from loan originations and sales [(1)]	$ 225,786	$ 97,976	$ 261,498

[(1)] Includes loans, forgivable loans and other receivables from employees and partners, net in the amount of $211.9 million, $243.3 million and $131.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Excluding these loans, net cash provided by operating activities excluding loan originations and sales would be $437.6 million, $341.2 million and $393.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Cash Flows for the Year Ended December 31, 2024

For the year ended December 31, 2024, we used $9.9 million of cash in operations. Excluding activity from loan originations and sales, cash provided by operating activities for the year ended December 31, 2024 was $225.8 million. Cash used in operations included $211.9 million of loans, forgivable loans and other receivables from employees and partners primarily for the hiring of revenue generating professionals. Cash used in investing activities was $33.4 million, consisting primarily of cash paid for the purchases of fixed assets. Cash provided by financing activities of $89.5 million primarily related to net borrowings of $125.0 million of corporate debt and net proceeds from warehouse facilities of $255.7 million. This was offset by treasury stock repurchases and unit purchases of $224.9 million, payments to shareholders and partners for dividends and distributions of $59.3 million, and payments of deferred financing costs of $7.0 million.

Cash Flows for the Year Ended December 31, 2023

For the year ended December 31, 2023, we used $266.0 million of cash from operations. Excluding activity from loan originations and sales, cash used from operating activities for the year ended December 31, 2023 was $98.0 million. Cash used in investing activities was $49.7 million, consisting of cash paid for acquisitions and purchases of fixed assets, offset by proceeds from the redemption of Newmark's equity method investment in Real Estate LP. Cash provided by financing activities of $261.5 million primarily related to net principal borrowings on warehouse facilities of $361.2 million, offset by treasury stock repurchases and payments to shareholders and partners for dividends and distributions.

Cash Flows for the Year Ended December 31, 2022

For the year ended December 31, 2022, we generated $1,196.3 million of cash from operations. Excluding activity from loan originations and sales, cash from operating activities for the year ended December 31, 2022 was $261.5 million. Cash provided by investing activities was $308.6 million, primarily related to $437.8 million of proceeds from the sale of Nasdaq shares, offset by cash paid for acquisitions and purchases of fixed assets. Cash used in financing activities of $1,458.5 million primarily related to net principal payments on warehouse facilities of $913.3 million, $140.0 million related to the repurchase agreements accounted for as collateralized financing transactions relating to the Nasdaq shares previously held by the Company, and $294.8 million of treasury stock repurchases.

Acquisitions

On March 10, 2023, Newmark completed the acquisition of Gerald Eve, a U.K. based real estate advisory firm.

In the first quarter of 2023, the Company acquired the approximately 49% of Spring11 that it did not own, having held a controlling stake since 2017. Spring11 provides asset management and servicing, commercial real estate due diligence, consulting, and advisory services to a variety of clients, including lenders, investment banks and investors, and has been recorded as part of "management services." Beginning in the first quarter of 2024, the portion of Spring11's revenues associated with its servicing and asset management portfolio is no longer reported as "management services" but is instead recorded as part of "servicing fees and other."

See Note 4 — "Acquisitions" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Commitments and Contingencies

See Note 28 — "Commitments and Contingencies" in Part II, Item 8 of this Annual Report on Form 10-K for information responsive to Item 303(b)(1) of Regulation S-K regarding cash requirements from known contractual and other obligations. This includes contractual obligations relating to operating leases, warehouse facilities, debt, the commitment to fund construction loans and any associated interest.

Credit Ratings

As of December 31, 2024, our public long-term credit ratings and associated outlooks are as follows:

	Rating	Outlook
Fitch Ratings Inc.	BBB-	Stable
JCRA	BBB+	Stable
Kroll Bond Rating Agency	BBB-	Stable
S&P Global Ratings	BB+	Stable

Credit ratings and associated outlooks are influenced by several factors including, but not limited to: operating environment, earnings and profitability trends, the prudence of funding and liquidity management practices, balance sheet size composition and resulting leverage, cash flow coverage of interest, composition and size of the capital base, available liquidity, outstanding borrowing levels and the firm's competitive position in the industry. A credit rating and/or the associated outlook can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change. Any reduction in our credit ratings and/or the associated outlook could adversely affect the availability of debt financing on terms acceptable to us, as well as the cost and other terms upon which we are able to obtain any such financing. In addition, credit ratings and associated outlooks may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions. The interest rate on our 7.500% Senior Notes may increase by up to 2% in the event of credit ratings downgrades.

Certain Related Party Transactions

The following related party transactions occurred subsequent to December 31, 2024. See Note 24 — "Related Party Transactions" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for related party transactions prior to December 31, 2024.

Transactions with Executive Officers and Directors

Howard W. Lutnick, Executive Chairman

On February 5, 2025, the Compensation Committee granted Mr. Lutnick 1,148,970 exchange rights with respect to 1,148,970 previously awarded PSUs that were previously non-exchangeable. Also on February 5, 2025, in connection with and immediately following the grant of the 1,148,970 exchange rights, Mr. Lutnick exercised exchange rights with respect to 2,859,437 PSUs, at the then-current exchange ratio of 0.9279 shares per Holdings Unit, for 2,653,272 shares of Class A common stock, delivered less 1,343,905 shares withheld by Newmark for taxes at $14.14 per share, in the amount of 1,309,367 net shares.

On January 13, 2025, the Compensation Committee granted Mr. Lutnick 419,112 shares of Class A common stock under the Equity Plan, delivered less 232,380 shares withheld by Newmark for taxes at $11.93 per share, in the amount of 186,732 net shares.

On January 2, 2025, pursuant to the Standing Policy, and in connection with a grant of exchangeability made to Holdings Units held by Mr. Gosin, the Company granted exchange rights and monetization rights to Mr. Lutnick, and he elected to accept 101,133 exchange rights with respect to 101,133 previously awarded units PSUs that were previously non-exchangeable. As of February 18, 2025, the date that Mr. Lutnick stepped down from his positions with the Company, Mr. Lutnick's balance under the Standing Policy was zero.

Stephen M. Merkel, Chairman and Chief Legal Officer

Stephen M. Merkel Change of Control Agreement

On February 18, 2025, Mr. Merkel entered into the Merkel CIC Agreement with the Company. Under the Merkel CIC Agreement, if a Change of Control (as defined in the Merkel CIC Agreement) of the Company occurs, Mr. Merkel will receive immediate vesting of his then non-exchangeable PSUs over three years following the Change of Control, provided he continues providing substantial services to the Company or any affiliate during that time, and subject to the other terms of the Merkel CIC Agreement. Additionally, in the event he is terminated without Cause (as defined in the Merkel CIC Agreement) within three years following the Change of Control, he will be paid (i) a lump sum of his then-current annualized salary, plus his annual discretionary bonus with respect to the fiscal year completed immediately before the Change of Control, (ii) two years of medical benefits, and (iii) continued monetization of his PSUs over the foregoing schedule notwithstanding his termination of employment.

Cantor Rights to Purchase Cantor Units from Newmark Holdings

As of February 27, 2025, there were 265,164 Founding Partner interests in Newmark Holdings remaining in which the partnership had the right to redeem or exchange and with respect to which Cantor had the right to purchase an equivalent number of Cantor Units following such redemption or exchange. See Note 24 — "Related Party Transactions" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding Cantor's rights to purchase Cantor Units pursuant to the terms of the Newmark Holdings limited partnership agreement.

Employment Matters

On June 28, 2021, Newmark hired Mr. Kyle Lutnick as a full-time employee, providing for salary, bonus, reimbursement of ordinary course expenses and travel, and a potential profit participation consistent with other entrepreneurial arrangements in the event of certain liquidity events related to businesses developed by him. This employment arrangement was approved by the Audit Committee. For 2024, total compensation under the arrangement was approximately $817,000. His compensation for the period he was employed by the Company in 2025 was approximately $26,000. As of February 2025, he was no longer employed by the Company or its subsidiaries. On February 18, 2025, the Board appointed Mr. Kyle Lutnick to serve as a member of the Board, effective February 18, 2025, for a term to expire at the earlier of the 2025 Annual Meeting of Stockholders of the Company, or until his successor is duly elected and qualified.

Referral Payment

On January 30, 2025, the Audit Committee authorized one or more subsidiaries of Newmark to receive from CF&Co, or an affiliate thereof, a referral fee payment equal to 0.25% of the notional value of a certain pool of loans previously sold by a third-party Newmark client, to a Cantor subsidiary in connection with Newmark's referral of such loans to Cantor, resulting in a payment to Newmark of $395,000.

Regulatory Requirements

See Note 8 — "Capital and Liquidity Requirements" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for discussion relating to the impact of Newmark's capital requirements and requirements to maintain sufficient collateral to meet operational liquidity requirements.

Regulatory Environment

See "—Regulation" in Part I, Item 1, Business for information related to our regulatory environment.

Equity

Share Repurchase Program

See Note 6 — "Stock Transactions and Unit Purchases" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

On November 4, 2024, Newmark's Board increased Newmark's share repurchase and unit purchase authorization, which has no expiration date, to $400.0 million.

Fully Diluted Share Count

Our fully diluted weighted-average share counts for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	December 31,	
	2024	**2023**
Common stock outstanding[1]	172,179	173,475
Partnership units[2]	—	—
RSUs (Treasury stock method)	5,110	2,413
Newmark exchange shares	402	494
Total[3]	177,691	176,382

[1] Common stock consisted of Class A shares and Class B shares. For the year ended December 31, 2024, the weighted-average number of Class A shares was 150.9 million shares and Class B shares was 21.3 million that were included in our fully diluted EPS computation.

[2] Partnership units collectively include FPUs, limited partnership units, and Cantor Units (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" to our accompanying consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information). In general, these partnership units are potentially exchangeable into shares of Newmark Class A common stock. In addition, the partnership units held by Cantor as of December 31, 2024 are generally exchangeable into up to 25.6 million shares of Newmark Class A common stock and/or Newmark Class B common stock. These partnership units also generally receive quarterly allocations of net income, after the deduction of the Preferred Distribution, based on their weighted-average pro rata share of economic ownership of the operating subsidiaries. As a result, these partnership units are included in the fully diluted share count calculation shown above.

[3] For the year ended December 31, 2024, the weighted-average share count included 77.7 million anti-dilutive securities, which were excluded in the computation of fully diluted earnings per share. For the year ended December 31, 2023, the weighted-average share count included 73.4 million anti-dilutive securities, which were excluded in the computation of fully diluted earnings per share.

Our fully diluted period-end (spot) common stock, limited partnership unit, RSU and Newmark exchange share count as of each of December 31, 2024 and 2023 was as follows (in thousands):

	December 31,	
	2024	**2023**
Common stock outstanding	170,792	173,925
Partnership units	75,937	72,125
RSUs (Treasury stock method)	5,808	2,182
Newmark exchange shares	346	516
Total	252,883	248,748

Registration Statements

We have an effective registration statement on Form S-4 with respect to the offer and sale of up to 20.0 million shares and rights to acquire shares of our Class A common stock from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. As of December 31, 2024, we have issued 2.7 million shares of our Class A common stock under this registration statement.

Contingent Payments Related to Acquisitions

Newmark completed acquisitions from 2019 through the fourth quarter of 2024 with contingent cash consideration of $9.6 million. The contingent equity instruments and cash liability is recorded at fair value in "Accounts payable, accrued expenses and other liabilities" on Newmark's accompanying consolidated balance sheets.

Legal Proceedings

See the discussion under the heading "Transactions with Executive Officers and Directors," in Note 24 — "Related Party Transactions" to our accompanying consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, for information regarding Mr. Lutnick's December 2021 bonus award.

On August 5, 2022, Robert Garfield filed a complaint in the Delaware Court of Chancery, captioned Robert Garfield v. Howard W. Lutnick, et al. (Case No. 2022-0687) (the "Garfield action"), against the members of the Board and Mr. Lutnick in his capacity as Chairman of the Board and controlling stockholder. This derivative complaint alleges that in connection with the December 2021 bonus award, payable over a three-year period, granted to Mr. Lutnick: (i) the Board breached its fiduciary duty, (ii) neither the award nor the approval process employed by the Compensation Committee were entirely fair to the Company and its stockholders, and (iii) the members of the Compensation Committee did not exercise independent judgment. The complaint alleges that Mr. Lutnick breached his fiduciary duty as Chairman and controlling shareholder by forcing the Company to grant the award and by accepting it. The complaint seeks rescission of the award and other compensation, as well as damages and other relief.

On October 7, 2022, Cardinal Capital Management, LLC filed a complaint in the Delaware Court of Chancery, captioned Cardinal Capital Management, LLC v. Howard W. Lutnick, et al. (Case No. 2022-0909-SG) (the "Cardinal action"), against Mr. Lutnick, the members of the Compensation Committee in 2021, who were Virginia S. Bauer, Kenneth A. McIntyre and Michael Snow as members of the Compensation Committee, and Barry Gosin, Michael Rispoli and Stephen Merkel, as Newmark's executive officers. The derivative complaint alleges that in connection with the Company's June 2021 partnership units exchange for Mr. Lutnick and Officers (as such term is defined in the Cardinal action) and the December 2021 bonus award, payable over a three-year period, granted to Mr. Lutnick: (i) the Compensation Committee and Officers breached their fiduciary duties and wasted corporate assets; and (ii) Mr. Lutnick and the Officers were unjustly enriched. The complaint also alleges that Mr. Lutnick breached his fiduciary duty as Chairman and controlling shareholder, and wasted corporate assets, by forcing the Company to grant the award and by accepting it. The complaint seeks recoupment of the partnership units exchange and the bonus award, as well as damages and other relief.

On December 13, 2022, the Delaware Court of Chancery entered an order consolidating the Garfield and Cardinal actions into a single, consolidated action (Consolidated C.A. No. 2022-0687, hereinafter the "Consolidated Shareholder Action") deemed to have commenced on August 5, 2022, when the Garfield action was filed. On January 10, 2023, plaintiffs filed a consolidated amended complaint, whose claims, as well as requested relief, mirror the claims and relief sought in the Cardinal action in all material respects. The Company's position is that the partnership units exchange was appropriate and in the best interests of the Company, and that the bonus award was properly approved by the Compensation Committee comprised of independent directors (which does not include Mr. Lutnick) after careful consideration of his contributions to the Company, including the Company's superior financial results, and following an extensive process that included advice from independent legal counsel and an independent compensation.

On December 21, 2024, the parties to the Consolidated Shareholder Action agreed to settle the matter for a cash payment of $50 million to Newmark less any fees awarded to plaintiffs' counsel by the Court following a hearing, to be paid by Newmark's directors' and officers' insurance carriers, within 15 business days after entry of judgment. The proposed settlement, which requires the Court of Chancery's approval, is intended to fully settle and release, with prejudice, any and all actual or potential claims between the parties to the settlement that arise out of or otherwise relate to the claims asserted in the Consolidated Shareholder Action. The proposed settlement is not evidence of the validity or invalidity of any claims or defenses in this action or any other actions or proceedings, or of any wrongdoing by any of the defendants, or of any damages or injury to Newmark or the plaintiffs. The defendants in this action have denied, and continue to deny, all allegations of wrongdoing, fault, liability or damage with respect to all claims asserted or that could be asserted in the Consolidated Shareholder Action.

The Court of Chancery will consider the proposed settlement and all related matters, including plaintiffs' fee award applications, at a hearing on May 5, 2025, at 11:00 a.m. If the Court approves the settlement, the Court will enter judgment, at which time the action will be dismissed with prejudice.

On March 9, 2023, a purported class action complaint was filed against Cantor, BGC Holdings, and Newmark Holdings in the U.S. District Court for the District of Delaware (Civil Action No. 1:23-cv-00265). The collective action, which was filed by seven former limited partners on their own behalf and on behalf of other similarly situated limited partners, alleges a claim for breach of contract against all defendants on the basis that the defendants failed to make payments due under the relevant partnership agreements. Specifically, the plaintiffs allege that the non-compete and economic forfeiture provisions upon which the defendants relied to deny payment are unenforceable under Delaware law. The plaintiffs allege a second claim against Cantor and BGC Holdings for antitrust violations under the Sherman Antitrust Act of 1890, as amended, on the basis that the Cantor and BGC Holdings partnership agreements constitute unreasonable restraints of trade. In that regard, the plaintiffs allege that the non-compete and economic forfeiture provisions of the Cantor and BGC Holdings partnership agreements, as well as restrictive covenants included in partner separation agreements, cause anticompetitive effects in the labor market, insulate Cantor and BGC Holdings from competition, and limit innovation. The plaintiffs seek a determination that the case may be maintained as a class action, an injunction prohibiting the allegedly anticompetitive conduct, and monetary damages of at least $5,000,000. Defendants filed a motion to dismiss and in response, on May 31, 2023, plaintiffs filed an Amended Class Action Complaint alleging similar allegations as a basis for claims for breach of contract and violation of the Sherman Act. Defendants moved to dismiss the Amended Complaint. On February 23, 2024, plaintiffs filed a Second Amended Complaint, repleading claims for violation of federal antitrust laws and challenging economic forfeiture and non-compete obligations as violative of federal competition law. On December 2, 2024, the District Court granted defendants' motion to dismiss the Second Amended Complaint. On December 16, 2024, plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit. The parties are in the process of briefing the appeal. The Company continues to believe the lawsuit has no merit and that the District Court's dismissal of the matter will be affirmed on appeal. However, as with any litigation, the outcome cannot be determined with certainty.

Critical Accounting Policies and Estimates

The preparation of our accompanying consolidated financial statements in conformity with U.S. GAAP guidance requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our accompanying consolidated financial statements. These accounting estimates require the use of assumptions about matters, some which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, our accompanying consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows could be materially affected. We believe that of our significant accounting policies, the following policies involve a higher degree of judgment and complexity.

Revenue Recognition

We derive our revenues primarily through commissions from brokerage services, commercial mortgage origination, net, revenues from real estate management services, servicing fees and other revenues. Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers as determined by when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation as evidenced by the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, we consider consideration promised in a contract that includes a variable amount, referred to as variable consideration, and estimate the amount of consideration due to us. Additionally, variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. In determining when to include variable consideration in the transaction price, we consider all information (historical, current and forecast) that is available, including the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of our influence.

We also use third-party service providers in the provision of services to our customers. In instances where a third-party service provider is used, we perform an analysis to determine whether we are acting as a principal or an agent with respect to the services provided. To the extent that we are acting as a principal, the revenue and the expenses incurred are recorded on a gross basis. In instances where we are acting as an agent, the revenue and expenses are presented on a net basis within the revenue line item.

In some instances, we perform services for customers and incur out-of-pocket expenses as part of delivering those services. Our customers agree to reimburse us for those expenses, and those reimbursements are part of the contract's transaction price. Consequently, these expenses and the reimbursements of such expenses from the customer are presented on a gross basis because the services giving rise to the out-of-pocket expenses do not transfer a good or service. The reimbursements are included in the transaction price when the costs are incurred, and the reimbursements are due from the customer.

MSRs, Net

We initially recognize and measure the rights to service mortgage loans at fair value and subsequently measure them using the amortization method. We recognize rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold, and the value of those rights is included in the determination of the gains on loans held for sale. Purchased MSRs, including MSRs purchased from CCRE, are initially recorded at fair value, and subsequently measured using the amortization method.

We receive up to a three-basis point servicing fee and/or up to a one-basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool. The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, we incorporate assumptions that management believes market participants would use in estimating future net servicing income. The fair value estimates are sensitive to significant assumptions used in the valuation model such as prepayment rates, cost of servicing, escrow earnings rates, discount rates and servicing multiples, which are affected by expectations about future market or economic conditions derived, in part, from historical data. It is reasonably possible that such estimates may change. We amortize the MSRs in proportion to, and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, we stratify MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/Ginnie Mae, commercial mortgage-backed securities and other). To the extent that the carrying value exceeds the fair value of a specific MSR strata, a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the previously recognized impairment up to the amortized cost.

Equity-Based and Other Compensation

Discretionary Bonus: A portion of our compensation and employee benefits expense comprises discretionary bonuses, which may be paid in cash, equity, partnership awards or a combination thereof. We accrue expense in a period based on revenues in that period and on the expected combination of cash, equity and partnership units. Given the assumptions used in estimating discretionary bonuses, actual results may differ.

RSUs: We account for equity-based compensation under the fair value recognition provisions of U.S. GAAP guidance. RSUs provided to certain employees are accounted for as equity awards, and in accordance with U.S. GAAP guidance, we are required to record an expense for the portion of the RSUs that is ultimately expected to vest. Further, the Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Because significant assumptions are used in estimating employee turnover and associated forfeiture rates, actual results may differ from our estimates under different assumptions or conditions.

The fair value of RSU awards to employees is determined on the date of grant, based on the fair value of our Class A common stock. Generally, RSUs granted by us as employee compensation do not receive dividend equivalents; as such, we adjust the fair value of the RSUs for the present value of expected forgone dividends, which requires us to include an estimate of expected dividends as a valuation input. This grant-date fair value is amortized to expense ratably over the awards' vesting periods. For RSUs with graded vesting features, we have made an accounting policy election to recognize compensation cost on a straight-line basis. The amortization is reflected as non-cash equity-based compensation expense in our accompanying consolidated statements of operations.

Restricted Stock: Restricted stock provided to certain employees is accounted for as an equity award, and as per U.S. GAAP guidance, we are required to record an expense for the portion of the restricted stock that is ultimately expected to vest. We have granted restricted stock that is not subject to continued employment or service; however, transferability is subject to compliance with our and our affiliates' customary non-compete obligations. Such shares of restricted stock are generally saleable by partners in five to 10 years. Because the restricted stock is not subject to continued employment or service, the grant-date fair value of the restricted stock is expensed on the date of grant. The expense is reflected as non-cash equity-based compensation expense in our accompanying consolidated statements of operations.

Limited Partnership Units: Limited partnership units in Newmark Holdings are held by Newmark employees and receive quarterly allocations of net income and are generally contingent upon services being provided by the unit holders. As discussed above, Preferred Units in Newmark Holdings are not entitled to participate in partnership distributions other than with respect to a distribution at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation. The quarterly allocations of net income to such limited partnership units are reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in our accompanying consolidated statements of operations. Prior to the Corporate Conversion, certain Newmark employees held BGC Holdings limited partnership units with similar entitlements.

Certain of these limited partnership units entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder's termination. These limited partnership units are accounted for as post-termination liability awards under U.S. GAAP guidance, which requires that Newmark record an expense for such awards based on the change in value at each reporting period and include the expense in our accompanying consolidated statements of operations as part of "Equity-based compensation and allocations of net income to limited partnership units and FPUs." The liability for limited partnership units with a post-termination payout is included in "Other long-term liabilities" on our accompanying consolidated balance sheets.

Certain limited partnership units held by Newmark employees are granted exchangeability into Class A common stock or may be redeemed in connection with the grant of shares of Class A common stock. At the time exchangeability is granted, or the shares are issued, Newmark recognizes an expense based on the fair value of the award on that date, which is included in "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in our accompanying consolidated statements of operations.

Employee Loans: We have entered into various agreements with certain of our employees and partners whereby these individuals receive loans that may be either wholly or in part repaid from distributions that the individuals receive on some or all of their limited partnership interests and from proceeds of the sale of the employees' shares of our Class A common stock or may be forgiven over a period of time. Cash advance distribution loans are documented in formal agreements and are repayable in timeframes outlined in the underlying agreements. We intend for these advances to be repaid in full from the future distributions on existing and future awards granted or the proceeds of the sales of the employees' shares. The allocations of net income to the awards are treated as compensation expense and the proceeds from distributions are used to repay the loan. The forgivable portion of any loan is recognized as compensation expense in our accompanying consolidated statements of operations over the life of the loan. We review the loan balances each reporting period for collectability. If we determine that the collectability of a portion of the loan balances is not expected, we recognize a reserve against the loan balances. Actual collectability of loan balances may differ from our estimates. As of December 31, 2024 and December 31, 2023, the aggregate balance of employee loans, net of reserve, was $769.4 million and $651.2 million, respectively, and is included as "Loans, forgivable loans and other receivables from employees and partners, net" in our accompanying consolidated balance sheets. Compensation expense for the above-mentioned employee loans for the years ended December 31, 2024, 2023 and 2022, was $123.9 million, $92.9 million, and $84.1 million, respectively. The compensation expense related to these loans was included as part of "Compensation and employee benefits" in our accompanying consolidated statements of operations.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in U.S. GAAP guidance, *Intangibles – Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. We review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs, or circumstances change that could reduce the fair value of a reporting unit below its carrying amount.

When reviewing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we choose to bypass the qualitative assessment, we perform a quantitative goodwill impairment analysis as follows.

The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss should be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is deemed not to be impaired. To estimate the fair value of the reporting unit, we use a discounted cash flow model and data regarding market comparables. The valuation process requires significant judgment and involves the use of significant estimates and assumptions. These assumptions include cash flow projections, estimated cost of capital and the selection of peer companies and relevant multiples. Because significant assumptions and estimates are used in projecting future cash flows, choosing peer companies and selecting relevant multiples, actual results may differ from our estimates under different assumptions or conditions.

Credit Losses

The CECL methodology requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date.

The expected credit loss is modeled based on our historical loss experience adjusted to reflect current conditions. A significant amount of judgment is required in the determination of the appropriate reasonable and supportable period, the methodology used to incorporate current and future macroeconomic conditions, determination of the probability of and exposure at default, all of which are ultimately used in measuring the quantitative components of our reserves. Beyond the reasonable and supportable period, we estimate expected credit losses using our historical loss rates. We also consider whether to adjust the quantitative reserves for certain external and internal qualitative factors, which consequentially may increase or decrease the reserves for credit losses and receivables. In order to estimate credit losses, assumptions about current and future economic conditions are incorporated into the model using multiple economic scenarios that are weighted to reflect the conditions at each measurement date.

During the year ended December 31, 2024, there was a decrease of $7.9 million in our reserves, of which $1.1 million reduced "Operating, administrative, and other" expense on the accompanying consolidated statements of operations. These reserves were based on macroeconomic forecasts which are critical inputs into our model and material movements in variables such as the U.S. unemployment rate and U.S. GDP growth rate which could significantly affect our estimated expected credit losses. These macroeconomic forecasts, under different conditions or using different assumptions or estimates, could result in significantly different changes in reserves for credit losses. It is difficult to estimate how potential changes in specific factors might affect the overall reserves for credit losses and current results may not reflect the potential future impact of macroeconomic forecast changes.

Income Taxes

Newmark accounts for income taxes using the asset and liability method as prescribed in U.S. GAAP guidance, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between our accompanying consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of Newmark's entities are taxed as U.S. partnerships and are subject to primarily the UBT in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for the UBT rests with the partners, rather than the partnership entity. As such, the partners' tax liability or benefit is not reflected in our accompanying consolidated financial statements. The tax-related assets, liabilities, provisions or benefits included in our accompanying consolidated financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

Newmark provides for uncertain tax positions based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from Newmark's estimates under different assumptions or conditions. Newmark recognizes interest and penalties related to uncertain tax positions in "Provision for income taxes" in our accompanying consolidated statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, Newmark considers all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions. Because Newmark's interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Derivative Financial Instruments

We have loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. We are committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts. Whenever we commit to extend credit, we simultaneously enter into a Forward Sales Contract.

Both the commitment to extend credit and the forward sale commitment qualify as derivative financial instruments. We recognize all derivatives on our accompanying consolidated balance sheets as assets or liabilities measured at fair value. The change in the derivatives fair value is recognized in current period earnings.

Recent Accounting Pronouncements

See Note 1 — "Organization and Basis of Presentation" to our accompanying consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, for information regarding recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our multifamily origination business under the Fannie Mae DUS program originates and services multifamily loans for Fannie Mae without having to obtain Fannie Mae's prior approval for certain loans, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for the delegated authority to make loans and the commitment to purchase loans by Fannie Mae, we must maintain minimum collateral and generally are required to share risk of loss on loans sold through Fannie Mae. With respect to most loans, we are generally required to absorb approximately one-third of any losses on the unpaid principal balance of a loan at the time of loss settlement. Some of the loans that we originate under the Fannie Mae DUS program are subject to reduced levels of risk-sharing. However, we generally receive lower servicing fees with respect to such loans. Although our Berkeley Point business's average annual losses from such risk-sharing programs have been a minimal percentage of the aggregate principal amount of such loans, if loan defaults increase, actual risk-sharing obligation payments under the Fannie Mae DUS program could increase, and such defaults could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a material failure to pay its share of losses under the Fannie Mae DUS program could result in the revocation of Berkeley Point's license from Fannie Mae and the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program.

Interest Rate Risk

On January 12, 2024, Newmark closed its offering of $600.0 million aggregate principal amount of 7.500% Senior Notes. These debt obligations are not currently subject to fluctuations in interest rates, although in the event of refinancing or issuance of new debt, such debt could be subject to changes in interest rates. Newmark had outstanding $600.0 million aggregate principal amount of 7.500% Senior Notes and $75.0 million outstanding on the Credit Facility as of December 31, 2024. The interest rate on the Credit Facility is currently based upon SOFR.

Berkeley Point is an intermediary that originates loans which are generally pre-sold prior to loan closing. Therefore, for loans held for sale to the GSEs and HUD, we are not currently exposed to unhedged interest rate risk. Prior to closing on loans with borrowers, we enter into agreements to sell the loans to investors, and originated loans are typically sold within 45 days of funding. The coupon rate for each loan is set concurrently with the establishment of the interest rate with the investor.

Some of our assets and liabilities are subject to changes in interest rates. Earnings from escrows are generally based on SOFR. The 30-day SOFR as of December 31, 2024 was 453 basis points and 534 basis points at December 31, 2023. A 100-basis point increase in the 30-day SOFR would increase our annual earnings by $15.1 million based on our escrow balances as of December 31, 2024 and by $11.2 million based on our escrow balances as of December 31, 2023. A 100-basis point decrease in the 30-day SOFR would decrease our annual earnings by $15.1 million based on our escrow balances as of December 31, 2024 and by $11.2 million based on the escrow balances as of December 31, 2023.

We use warehouse facilities and repurchase agreements to fund loans we originate under our various lending programs. The borrowing costs of our warehouse facilities and the repurchase agreement is based on SOFR. A 100-basis point increase in 30-day SOFR would decrease our annual earnings by $7.5 million based on our outstanding balances as of December 31, 2024 and by $5.0 million based on our outstanding balances as of December 31, 2023. A 100 basis-point decrease in 30-day SOFR would increase our annual earnings by approximately $7.5 million based on our outstanding warehouse balance as of December 31, 2024 and by approximately $5.0 million based on our outstanding warehouse balance as of December 31, 2023. During 2024, the borrowing costs we incurred on our warehouse facilities exceeded the amount of interest income we earned from loans held for sale due to the inverted yield curve. Our borrowing costs are based on a short term SOFR rate, while the interest rate we earn on loans held for sale are based on U.S. Treasury rates plus a credit spread.

Foreign Currency Risk

We are exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. dollar equivalent of our revenues and expenses. While our international results of operations, as measured in U.S. dollars, are subject to foreign exchange fluctuations, we do not consider the related risk to be material to our results of operations. While our exposure to foreign exchange risk is not currently material to us, we expect to grow our international revenues in the future, and any future potential exposure to foreign exchange fluctuations may present a material risk to our business.

ITEM 8. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
Audited Financial Statements of Newmark Group, Inc.:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Newmark Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Newmark Group, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Mortgage Servicing Rights, net
Description of the Matter	At December 31, 2024, the Company's Mortgage Servicing Rights, net ("MSRs") were $518 million. As discussed in Note 3 and Note 13 to the consolidated financial statements, the Company initially recognizes and measures the rights to service mortgage loans at fair value and subsequently measures them using the amortization method. MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. Auditing management's valuation of MSRs was complex and required significant judgment due to the estimation used by the Company in determining the fair value of the MSRs. In particular, the fair value estimates were sensitive to significant assumptions such as prepayment rates, cost of servicing, escrow earnings rates, and discount rates, which are affected by expectations about future market or economic conditions derived, in part, from historical data.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Company's MSRs valuation process, including management's assessment of the significant assumptions included in the fair value estimates. To test the estimated fair value of the Company's MSRs, our audit procedures included, among others, testing the significant assumptions used by the Company to develop the fair value estimates. For example, we compared the significant assumptions to the Company's historical results and current industry, market and economic trends. We evaluated the Company's use of the valuation model that calculates the present value of the future net servicing cash flows as well as the completeness and accuracy of selected inputs to the model. We utilized an internal valuation specialist to test management's valuation model, significant assumptions and to identify potential sources of contrary information for selected assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

New York, New York
March 3, 2025

<p align="center">**Report of Independent Registered Public Accounting Firm**</p>

To the Shareholders and the Board of Directors of Newmark Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Newmark Group, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Newmark Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
March 3, 2025

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NEWMARK GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		December 31, 2024		December 31, 2023
Assets:				
Current assets:				
Cash and cash equivalents	$	197,691	$	164,894
Restricted cash		107,174		93,812
Loans held for sale, at fair value		774,905		528,944
Receivables, net		604,601		622,508
Receivables from related parties		326		—
Other current assets (see Note 17)		87,976		95,946
Total current assets		1,772,673		1,506,104
Goodwill		770,886		776,547
Mortgage servicing rights, net		517,579		531,203
Loans, forgivable loans and other receivables from employees and partners, net		769,395		651,197
Right-of-use assets		500,464		596,362
Fixed assets, net		166,729		178,035
Other intangible assets, net		64,468		83,626
Other assets (see Note 17)		147,926		148,501
Total assets	$	4,710,120	$	4,471,575
Liabilities, Redeemable Partnership Interests, and Equity:				
Current liabilities:				
Warehouse facilities collateralized by U.S. Government Sponsored Enterprises	$	754,308	$	498,631
Accrued compensation		448,183		400,765
Accounts payable, accrued expenses and other liabilities (see Note 26)		577,940		583,564
Payables to related parties		—		6,644
Total current liabilities		1,780,431		1,489,604
Long-term debt		670,673		547,260
Right-of-use liabilities		489,832		598,044
Other long-term liabilities (see Note 26)		231,115		241,741
Total liabilities		3,172,051		2,876,649
Commitments and contingencies (see Note 28)				
Redeemable partnership interests		13,900		16,244
Equity:				
Class A common stock, par value of $0.01 per share: 1,000,000,000 shares authorized; 224,490,246 and 209,511,896 shares issued at December 31, 2024 and December 31, 2023, respectively, and 149,506,832 and 152,639,359 shares outstanding at December 31, 2024 and December 31, 2023, respectively		2,245		2,095
Class B common stock, par value of $0.01 per share: 500,000,000 shares authorized; 21,285,533 shares issued and outstanding at December 31, 2024 and December 31, 2023, convertible into Class A common stock		212		212
Additional paid-in capital		753,001		657,736
Retained earnings		1,207,285		1,166,675
Treasury stock at cost: 74,983,414 and 56,591,397 shares of Class A common stock at December 31, 2024 and December 31, 2023, respectively		(745,931)		(569,235)
Accumulated other comprehensive loss		(11,287)		(4,555)
Total stockholders' equity		1,205,525		1,252,928
Noncontrolling interests		318,644		325,754
Total equity		1,524,169		1,578,682
Total liabilities, redeemable partnership interests, and equity	$	4,710,120	$	4,471,575

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NEWMARK GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues:			
Management services, servicing fees and other	$ 1,106,699	$ 970,877	$ 909,485
Leasing and other commissions	857,617	839,595	831,874
Capital markets	774,186	659,896	964,168
Total revenues	2,738,502	2,470,368	2,705,527
Expenses:			
Compensation and employee benefits	1,598,400	1,489,138	1,554,784
Equity-based compensation and allocations of net income to limited partnership units and FPUs	185,398	139,747	138,312
Total compensation and employee benefits	1,783,798	1,628,885	1,693,096
Operating, administrative and other	597,594	536,697	534,843
Fees to related parties	26,446	27,204	28,502
Depreciation and amortization	174,299	166,221	165,816
Total operating expenses	2,582,137	2,359,007	2,422,257
Other income (loss), net	6,677	13,854	(97,701)
Income from operations	163,042	125,215	185,569
Interest expense, net	(31,768)	(21,737)	(30,970)
Income before income taxes and noncontrolling interests	131,274	103,478	154,599
Provision for income taxes	45,783	41,103	42,054
Consolidated net income	85,491	62,375	112,545
Less: Net income attributable to noncontrolling interests	24,257	19,800	29,270
Net income available to common stockholders	$ 61,234	$ 42,575	$ 83,275
Per share data:			
Basic earnings per share			
Net income available to common stockholders	$ 61,234	$ 42,575	$ 83,275
Basic earnings per share	$ 0.36	$ 0.25	$ 0.46
Basic weighted-average shares of common stock outstanding	172,179	173,475	180,337
Fully diluted earnings per share			
Net income for fully diluted shares	$ 61,234	$ 42,575	$ 110,403
Fully diluted earnings per share	$ 0.34	$ 0.24	$ 0.45
Fully diluted weighted-average shares of common stock outstanding	177,691	176,382	245,177

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NEWMARK GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

		Year Ended December 31,				
		2024		2023		2022
Consolidated net income	$	85,491	$	62,375	$	112,545
Foreign currency translation adjustments		(8,434)		9,112		(11,033)
Comprehensive income, net of tax		77,057		71,487		101,512
Less: Comprehensive income attributable to noncontrolling interests, net of tax		22,555		21,478		27,495
Comprehensive income available to common stockholders	$	54,502	$	50,009	$	74,017

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NEWMARK GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Contingent Class A Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
January 1, 2022	$ 1,940	$ 212	$ 487,447	$ 1,572	$ (290,174)	$ 1,079,661	$ (2,731)	$ 386,266	$ 1,664,193
Consolidated net income	—	—	—	—	—	83,275	—	29,270	112,545
Foreign currency translation adjustments	—	—	—	—	—	—	(9,258)	(1,775)	(11,033)
Cantor purchase of Cantor Units from Newmark Holdings upon redemption exchange of FPUs, 415,432 units	—	—	—	—	—	—	—	1,582	1,582
Dividends to common stockholders	—	—	—	—	—	(17,930)	—	—	(17,930)
Earnings distributions to limited partnership interests and other noncontrolling interests	—	—	—	—	—	—	—	(51,006)	(51,006)
Grant of exchangeability, redemption and issuance of Class A common stock, 7,030,716 shares	71	—	82,161	(1,572)	—	—	—	22,520	103,180
Contributions of capital to and from Cantor for equity-based compensation	—	—	2,097	—	—	—	—	471	2,568
Repurchase of 24,918,482 shares of Class A Common Stock	—	—	—	—	(248,438)	—	—	(46,364)	(294,802)
Restricted stock units compensation	—	—	13,004	—	—	—	—	2,564	15,568
December 31, 2022	$ 2,011	$ 212	$ 584,709	$ —	$ (538,612)	$ 1,145,006	$ (11,989)	$ 343,528	$ 1,524,865
Consolidated net income	—	—	—	—	—	42,575	—	19,800	62,375
Foreign currency translation adjustments	—	—	—	—	—	—	7,434	1,678	9,112
Cantor purchase of Cantor Units from Newmark Holdings upon redemption/exchange of FPUs, 422,646 units	—	—	—	—	—	—	—	1,760	1,760
Dividends to common stockholders	—	—	—	—	—	(20,906)	—	—	(20,906)
Purchase of non-controlling interest	—	—	(3,462)	—	—	—	—	(18,484)	(21,946)
Earnings distributions to limited partnership interests and other noncontrolling interests	—	—	—	—	—	—	—	(42,107)	(42,107)
Grant of exchangeability, redemption and issuance of Class A common stock, 8,040,128 shares	84	—	61,351	—	—	—	—	23,175	84,610
Contributions of capital to and from Cantor for equity-based compensation	—	—	(2,182)	—	—	—	—	(600)	(2,782)
Repurchase of 5,785,370 shares of Class A Common Stock	—	—	—	—	(30,623)	—	—	(6,806)	(37,429)
Restricted stock units compensation	—	—	17,320	—	—	—	—	3,810	21,130
December 31, 2023	$ 2,095	$ 212	$ 657,736	$ —	$ (569,235)	$ 1,166,675	$ (4,555)	$ 325,754	$ 1,578,682
Consolidated net income	—	—	—	—	—	61,234	—	24,257	85,491
Foreign currency translation adjustments	—	—	—	—	—	—	(6,732)	(1,702)	(8,434)
Cantor purchase of Cantor Units from Newmark Holdings upon redemption/exchange of FPUs, 662,703 units	—	—	—	—	—	—	—	2,330	2,330
Dividends to common stockholders	—	—	—	—	—	(20,624)	—	—	(20,624)
Purchase of limited partnership interests	—	—	(9,066)	—	—	—	—	(3,241)	(12,307)
Earnings distributions to limited partnership interests and other noncontrolling interests	—	—	—	—	—	—	—	(25,832)	(25,832)
Grant of exchangeability, redemption and issuance of Class A common stock, 14,596,569 shares	150	—	126,980	—	—	—	—	45,591	172,721
Contributions of capital to and from Cantor for equity-based compensation	—	—	(41,331)	—	—	—	—	(10,130)	(51,461)
Repurchase of 17,729,096 shares of Class A Common Stock	—	—	—	—	(171,024)	—	—	(41,546)	(212,570)
Forfeiture of Class A common stock, 308,426 shares	—	—	410	—	(5,672)	—	—	(1,273)	(6,535)
Restricted stock units compensation	—	—	18,272	—	—	—	—	4,436	22,708
Balance, December 31, 2024	$ 2,245	$ 212	$ 753,001	$ —	$ (745,931)	$ 1,207,285	$ (11,287)	$ 318,644	$ 1,524,169

	Year Ended December 31,		
	2024	**2023**	**2022**
Dividends declared per share of common stock	$ 0.12	$ 0.12	$ 0.12
Dividends declared and paid per share of common stock	$ 0.12	$ 0.12	$ 0.10

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NEWMARK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated net income	$ 85,491	$ 62,375	$ 112,545
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gains on originated mortgage servicing rights	(103,980)	(75,704)	(130,301)
Depreciation and amortization	174,299	166,221	165,816
Lease impairment	—	7,563	14,363
Provision (benefit) for credit losses on the financial guarantee liability	(1,891)	2,634	1,740
Provision (reversal) for doubtful accounts	230	(2,201)	6,645
Equity-based compensation and allocation of net income to limited partnership units and FPUs	185,398	139,747	138,312
Employee loan amortization and other non-cash compensation expense	123,856	92,935	84,116
Deferred tax provision (benefit)	1,047	(5,195)	(24,499)
Non-cash changes in acquisition related earn-outs	(3,845)	5,170	(1,325)
Unrealized (gains) on loans held for sale	(10,238)	(26,662)	(712)
Income from an equity method investment	—	(14,221)	(2,842)
Realized losses on marketable securities	—	—	7,470
Unrealized losses on marketable securities	6	689	80,657
Unrealized losses (gains) on non-marketable investments	(38)	3,786	12,888
Loan originations—loans held for sale	(8,625,601)	(6,913,075)	(7,823,204)
Loan sales—loans held for sale	8,389,879	6,549,138	8,758,049
Other	(1,078)	1,735	2,172
Consolidated net income (loss), adjusted for non-cash and non-operating items	213,535	(5,065)	1,401,890
Changes in operating assets and liabilities:			
Receivables, net	17,676	(69,309)	42,444
Loans, forgivable loans and other receivables from employees and partners, net	(211,854)	(243,258)	(131,604)
Right-of-use assets	95,898	54,141	(42,005)
Receivable from related parties	(326)	—	8,262
Other assets	3,155	(9,036)	8,714
Accrued compensation	(15,143)	(22,262)	(102,333)
Right-of-use liability	(106,862)	(39,746)	51,602
Accounts payable, accrued expenses and other liabilities	629	71,675	(35,333)
Payables to related parties	(6,644)	(3,101)	(5,294)
Net cash used in operating activities	(9,936)	(265,961)	1,196,343
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for acquisitions, net of cash acquired and proceeds from divestitures	—	(99,885)	(64,247)
Proceeds from the sale of marketable securities	—	—	437,820
Proceeds from the exercise of redemption option	—	105,501	—
Purchase of marketable securities	—	—	(32)
Purchase of non-marketable investments	(312)	—	(2,723)
Payments for intangible assets	(1,500)	—	—
Purchases of fixed assets	(31,509)	(55,361)	(62,189)
Purchase of mortgage servicing rights	(110)	—	—
Net cash used in investing activities	(33,431)	(49,745)	308,629
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from warehouse facilities	8,625,601	6,913,075	7,823,204
Principal payments on warehouse facilities	(8,369,924)	(6,551,850)	(8,736,491)
Borrowing of debt	845,000	930,000	—
Repayment of debt	(720,000)	(930,000)	—
Repurchase agreements and securities loaned	—	—	(140,007)
Purchase of limited partnership interests	(12,307)	—	—
Treasury stock repurchases	(212,570)	(37,428)	(294,802)
Earnings and tax distributions to limited partnership interests and other noncontrolling interests	(38,657)	(35,375)	(80,984)
Dividends to stockholders	(20,624)	(20,905)	(17,933)
Payments on acquisition earn-outs	—	(983)	(6,453)
Deferred financing costs	(6,993)	(5,074)	(5,054)
Net cash provided by financing activities	89,526	261,460	(1,458,520)
Net increase (decrease) in cash and cash equivalents and restricted cash	46,159	(54,246)	46,452
Cash and cash equivalents and restricted cash at beginning of period	258,706	312,952	266,500
Cash and cash equivalents and restricted cash at end of period	$ 304,865	$ 258,706	$ 312,952

NEWMARK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(In thousands)

	Year Ended December 31,					
	2024		**2023**		**2022**	
Supplemental disclosures of cash flow information:						
Cash paid during the period for:						
Interest	$	32,129	$	45,434	$	37,814
Taxes	$	49,826	$	57,181	$	99,551
Supplemental disclosure of non-cash operating, investing and financing activities:						
Right-of-use assets and liabilities	$	45,546	$	80,088	$	138,799

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(1) Organization and Basis of Presentation

Newmark Group, Inc., a Delaware corporation, was formed as NRE Delaware, Inc. on November 18, 2016. Newmark changed its name to Newmark Group, Inc. on October 18, 2017. Newmark Holdings, L.P. is a consolidated subsidiary of Newmark for which Newmark is the general partner. Newmark and Newmark Holdings jointly own Newmark Partners, L.P., the operating partnership. Newmark is a leading commercial real estate advisor and service provider to large institutional investors, global corporations, and other owners and occupiers. Newmark offers a diverse array of integrated services and products designed to meet the full needs of its clients. Newmark's investor/owner services and products include capital markets, which consists of investment sales and commercial mortgage origination (including the placement of debt, equity raising, structured finance, and loan sales on behalf of third parties), landlord (or agency) representation leasing, valuation and advisory, property management and flexible workspace solutions for owners, a leading commercial real estate technology platform and capabilities for owners, due diligence consulting and other advisory services, GSEs and FHA multifamily lending and loan servicing, limited and special loan servicing and asset management, and business rates for U.K. property owners. Newmark's corporate or occupier services and products include tenant representation leasing, GCS, which provides integrated client solutions typically under long-term agreements, including project management, transaction management, lease administration, and facilities management, as well as corporate consulting services with respect to clients' needs across real estate and supply chain optimization, site selection, workplace strategy, and occupancy, flexible workspace solutions for occupiers, and business rates for U.K. occupiers. Newmark has relationships with many of the world's largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies.

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC and in conformity with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

"Equity-based compensation and allocations of net income to limited partnership units and FPUs" reflects the following items related to cash and equity-based compensation:

- Charges with respect to the grant of shares of common stock or limited partnership units, including in connection with the redemption of non-exchangeable limited partnership units, including PSUs;
- Charges with respect to grants of exchangeability, such as the right of holders of limited partnership units with no capital accounts, such as PSUs, to exchange the units into shares of common stock, or HDUs, as well as the cash paid in the settlement of the related Preferred Units to pay withholding taxes owed by the unit holder upon such exchange;
- Preferred Units granted in connection with the grant of certain limited partnership units, such as PSUs, that may be granted exchangeability to cover the withholding taxes owed by the unit holder, rather than issuing the gross amount of shares to employees, subject to cashless withholding of shares to pay applicable withholding taxes;
- Charges related to the amortization of RSUs and REUs; and
- Allocations of net income to limited partnership units and FPUs, including the Preferred Distribution.

Intercompany balances and transactions within Newmark have been eliminated. Transactions between Cantor and Newmark pursuant to services agreements with Cantor (see Note 24 — "Related Party Transactions"), representing valid receivables and liabilities of Newmark which are periodically cash settled, have been included on the accompanying consolidated financial statements as either receivables from or payables to related parties.

Newmark receives administrative services to support its operations, and in return, Cantor allocates certain of its expenses to Newmark. Such expenses represent costs related to, but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other services. These costs, together with an allocation of Cantor's overhead costs, are included as Fees to related parties expenses on the accompanying consolidated statements of operations. Where it is possible to specifically attribute such expenses to activities of Newmark, these amounts have been expensed directly to Newmark. Allocation of all other such expenses is based on services agreements with Cantor which reflect the utilization of services provided or benefits received by Newmark during the periods presented on a consistent basis, such as headcount, square footage, revenue, etc. Management believes the assumptions underlying the stand-alone financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by Newmark during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had Newmark operated independently from Cantor. Actual costs that would have been incurred if Newmark had performed the services itself would depend on multiple factors, including organizational structure and strategic decisions in various areas, including information technology and infrastructure (see Note 24 — "Related Party Transactions" for an additional discussion of expense allocations).

Transfers of cash, except as related to the Cantor Credit Agreement, both to and from Cantor, as well as any amounts due to Newmark from BGC, are included in "Receivables from related parties" or "Payables to related parties" on the accompanying consolidated balance sheets and in the operating section on the accompanying consolidated statements of cash flows.

The accompanying consolidated financial statements contain all adjustments (consisting only of normal and recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the accompanying consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity of Newmark for the periods presented.

(b)   Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The standard improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability, as well as payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU requires companies to apply guidance in ASC 606, *Revenue from Contracts with Customers*, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination, and, thus, creates an exception to the general recognition and measurement principle in ASC 805, *Business Combinations*. Newmark adopted the standard on the required effective date beginning January 1, 2023 using a prospective transition method for business combinations occurring on or after the effective date. The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The guidance is intended to improve the decision usefulness of information provided to investors about certain loan refinancings, restructurings, and write-offs. The standard eliminates the recognition and measurement guidance on TDRs for creditors that have adopted ASC 326, *Financial Instruments — Credit Losses* and requires them to make enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. The new guidance also requires public business entities to present current-period gross write-offs (on a current year-to-date basis for interim-period disclosures) by year of origination in their vintage disclosures. Newmark adopted the new standard on the required effective date beginning January 1, 2023. The guidance for recognition and measurement of TDRs was applied using a prospective transition method, and the amendments related to disclosures will be applied prospectively. The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU was effective upon issuance and generally could be applied through December 31, 2022. Because the relief in ASC 848, *Reference Rate Reform* may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 deferred the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU was effective upon issuance. The adoption of this guidance did not have an impact on the accompanying consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. Newmark adopted the standard on the required effective date for the financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. Refer to Note 3—"Summary of Significant Accounting Policies." The adoption of this ASU affects only disclosures, with no impact on the accompanying consolidated financial statements.

(c)   New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the accompanying consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new guidance will become effective for Newmark's financial statements issued for annual reporting periods beginning on January 1, 2025, will require prospective presentation with an option for entities to apply it retrospectively for each period presented, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the accompanying consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-01, *Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*. The standard is intended to reduce the complexity in determining whether profits interests and similar awards are in the scope of ASC 718 and to reduce diversity in practice. The new guidance applies to all reporting entities that grant profits interest awards or similar awards to employees or nonemployees in exchange for goods or services. The ASU adds an example to ASC 718 that illustrates how to apply the scope guidance to determine whether a profits interest award should be accounted for as a share-based payment arrangement under ASC 718 or another accounting standard. The new guidance became effective for Newmark beginning on January 1, 2025 and will be applied prospectively to profits interest awards granted or modified on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the accompanying consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements*. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for Newmark beginning on January 1, 2025 and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the accompanying consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other companies. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses will also be required. The new guidance will become effective for Newmark's financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the accompanying consolidated financial statements.

SEC Rule on Climate-Related Disclosures

On March 6, 2024 the SEC adopted the final rules, *The Enhancement and Standardization of Climate-Related Disclosures for Investors,* that would require registrants to provide climate-related disclosures in a note to the audited financial statements. The disclosures would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates (RECs) are deemed a material component of the registrant's plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. Subsequent to the adoption, the SEC has released an order staying the final rules pending judicial review of all of the petitions challenging the rules. Absent the stay, the rules would have been effective for Newmark on May 28, 2024 and phased in starting in 2025. Management is currently monitoring the developments pertaining to the rules and any resulting potential impacts on the accompanying consolidated financial statements.

(2) Limited Partnership Interests in Newmark Holdings and BGC Holdings

Newmark is a holding company with no direct operations and conducts substantially all of its operations through its operating subsidiaries. Virtually all of Newmark's consolidated net assets and net income are those of consolidated variable interest entities. Newmark Holdings is a consolidated subsidiary of Newmark for which Newmark is the general partner. Newmark and Newmark Holdings jointly own Newmark OpCo, the operating partnership. In connection with the Separation and BGC Holdings Distribution, holders of BGC Holdings partnership interests received partnership interests in Newmark Holdings, described below (see Note 24 — "Related Party Transactions"). These collectively represented all of the limited partnership interests in BGC Holdings and Newmark Holdings at the time.

As a result of the Separation, the limited partnership interests in Newmark Holdings were distributed to the holders of limited partnership interests in BGC Holdings, whereby each holder of BGC Holdings limited partnership interests at that time received a corresponding Newmark Holdings limited partnership interest, determined by the Contribution Ratio, which was equal to a BGC Holdings limited partnership interest multiplied by one divided by 2.2, divided by the Exchange Ratio. Initially, the Exchange Ratio equaled one, so that each Newmark Holdings limited partnership interest was exchangeable for one share of Newmark Class A common stock; however, such Exchange Ratio is subject to adjustment. For reinvestment, acquisition or other purposes, Newmark may determine on a quarterly basis to distribute to its stockholders a smaller percentage of its income than Newmark Holdings distributes to its equity holders (excluding tax distributions from Newmark Holdings) of the cash that it received from Newmark OpCo. In such circumstances, the Separation and Distribution Agreement provides that the Exchange Ratio will be reduced to reflect the amount of additional cash retained by Newmark as a result of the distribution of such smaller percentage, after the payment of taxes. As of December 31, 2024, the Exchange Ratio equaled 0.9279.

On November 15, 2022, BGC Group, BGC Partners, and BGC Holdings and other affiliated entities, entered into a corporate conversion agreement, which was amended as of March 29, 2023, in order to reorganize and simplify the organizational structure of the BGC entities by converting BGC Partners from an "Up-C" to a "Full C-Corporation" through the Corporate Conversion. On July 1, 2023, the Corporate Conversion was completed. As a result of the Corporate Conversion, BGC Group became the public holding company for, and successor to, BGC Partners, and its Class A common stock began trading on Nasdaq, in place of BGC Partners' Class A common stock, under the ticker symbol "BGC." Upon completion of the Corporate Conversion, the former stockholders of BGC Partners, Inc. and the former limited partners of BGC Holdings, L.P. now participate in the economics of the BGC businesses through BGC Group, Inc. There are no longer any BGC Holdings units outstanding.

As a result of a series of transactions prior to and in anticipation of the Corporate Conversion, all BGC Holdings units held by Newmark employees were redeemed or exchanged, in each case, for shares of BGC Class A common stock.

Redeemable Partnership Interests

Founding/Working Partners have limited partnership interests in Newmark Holdings. Newmark accounts for FPUs outside of permanent capital as "Redeemable partnership interests" on the accompanying consolidated balance sheets. This classification is applicable to FPUs because these units are redeemable upon termination of a partner, including a termination of employment, which can be at the option of the partner and not within the control of the issuer. On June 30, 2023, in connection with the Corporate Conversion, all FPUs of BGC Holdings were redeemed or exchanged. The Corporate Conversion had no impact on FPUs held by partners of Newmark Holdings.

FPUs generally receive quarterly allocations of net income. Upon termination of employment or otherwise ceasing to provide substantive services, the FPUs are generally redeemed, and the unit holders are no longer entitled to participate in the quarterly allocations of net income. These quarterly allocations of net income are contingent upon services being provided by the unit holder and are reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" on the accompanying consolidated statements of operations to the extent they relate to FPUs held by Newmark employees. There is no compensation expense related to FPUs held by BGC employees.

Limited Partnership Units

Certain employees of Newmark hold limited partnership interests in Newmark Holdings (e.g., REUs, RPUs, PSUs, PSIs, HDUs, and LPUs, collectively the limited partnership units). Prior to the Corporate Conversion, any active employees of Newmark who held limited partnership interests in BGC Holdings had those units redeemed or exchanged for cash or restricted or unrestricted shares of BGC Class A common stock. The Corporate Conversion had no impact on LPUs in Newmark Holdings held by BGC employees.

Prior to the Separation, certain employees of both BGC and Newmark generally received limited partnership units in BGC Holdings. As a result of the Separation, these employees were distributed limited partnership units in Newmark Holdings equal to a BGC Holdings limited partnership unit multiplied by the Contribution Ratio. In addition, in the BGC Holdings Distribution, these employees also received additional limited partnership units in Newmark Holdings. Subsequent to the Separation, Newmark employees generally have been granted limited partnership units in Newmark Holdings.

Generally, such limited partnership units receive quarterly allocations of net income and generally are contingent upon services being provided by the unit holders. As prescribed in U.S. GAAP guidance the quarterly allocations of net income on BGC Holdings and Newmark Holdings limited partnership units held by Newmark employees are reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" on the accompanying consolidated statements of operations, and the quarterly allocations of net income on Newmark Holdings limited partnership units held by BGC employees are reflected as a component of "Net income (loss) attributable to noncontrolling interests" on the accompanying consolidated statements of operations. From time to time, Newmark issues limited partnership units as part of the consideration for acquisitions.

Certain of these limited partnership units held by Newmark employees entitle the holders to receive post-termination payments equal to the notional amount of the units in four equal yearly installments after the holder's termination. These limited partnership units are accounted for as post-termination liability awards and are included on the accompanying consolidated balance sheets as part of "Accrued compensation," and in accordance with U.S. GAAP guidance, Newmark records compensation expense for the awards based on the change in value at each reporting date on the accompanying consolidated statements of operations as part of "Equity-based compensation and allocations of net income to limited partnership units and FPUs."

Certain Newmark employees hold Preferred Units. Each quarter, the net profits of Newmark Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the award documentation. These allocations are deducted before the calculation and distribution of the quarterly partnership distribution for the remaining partnership units and are generally contingent upon services being provided by the unit holder. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into Newmark's Class A common stock and are only entitled to the Preferred Distribution, and accordingly are not included in Newmark's fully diluted share count. The quarterly allocations of net income on Preferred Units are reflected in compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" on the accompanying consolidated statements of operations. After deduction of the Preferred Distribution, the remaining partnership units generally receive quarterly allocation of net income based on their weighted-average pro rata share of economic ownership of the operating subsidiaries. In addition, Preferred Units are granted in connection with the grant of certain limited partnership units, such as PSUs, that may be granted exchangeability to cover the withholding taxes owed by the unit holder, rather than issuing the gross amount of shares to employees, subject to cashless withholding of shares to pay applicable withholding taxes.

Certain Newmark employees hold "N Units" that do not participate in quarterly partnership distributions and are not allocated any items of profit or loss. N Units become distribution earning limited partnership units either on a discretionary basis or ratably over a vesting term, if certain revenue thresholds are met at the end of each vesting term.

Cantor Units

Cantor holds limited partnership interests in Newmark Holdings. Cantor Units are reflected as a component of "Noncontrolling interests" on the accompanying consolidated balance sheets. Cantor receives quarterly allocations of net income (loss) which are reflected as a component of "Net income (loss) attributable to noncontrolling interests" on the accompanying consolidated statements of operations.

General

Certain of the limited partnership interests, as described above, have been granted exchangeability into BGC Class A common stock, prior to the Corporate Conversion, or shares of Newmark Class A common stock, and additional limited partnership interests may become exchangeable for Newmark Class A common stock. At the time exchangeability is granted,

Newmark recognizes an expense based on the fair value of the award on that date, which is included in "Equity-based compensation and allocations of net income to limited partnership units and FPUs" on the accompanying consolidated statements of operations. In addition, certain limited partnership interests have been granted the right to exchange into a Newmark partnership unit with a capital account, such as HDUs. HDUs have a stated capital account which is initially based on the closing trading price of Newmark Class A common stock at the time the HDU is granted and are included in "Accrued compensation" on the accompanying consolidated balance sheets. HDUs participate in quarterly partnership distributions and are not exchangeable into shares of Class A common stock. Limited partnership interests held by Cantor in Newmark Holdings as of December 31, 2024 are exchangeable for up to 25.6 million shares of Newmark Class B common stock, which are convertible into Class A common stock. Limited partnership interests in Newmark Holdings held by a partner or Cantor may become exchangeable for a number of shares of Newmark Class A or Class B common stock equal to the number of limited partnership interests multiplied by the Exchange Ratio at that time. As of December 31, 2024, the Exchange Ratio equaled 0.9279.

Each quarter, net income (loss) is allocated between the limited partnership interests and the common stockholders. In quarterly periods in which Newmark has a net loss, the loss is allocated to Cantor and reflected as a component of "Net income (loss) attributable to noncontrolling interests" on the accompanying consolidated statements of operations. In subsequent quarters in which Newmark has net income, the initial allocation of income to the limited partnership interests is allocated to Cantor, and reflected in, "Net income (loss) attributable to noncontrolling interests," to recover any losses taken in earlier quarters, with the remaining income allocated to the limited partnership interests. This loss allocation process between limited partners and Cantor has no material impact on the net income (loss) allocated to common stockholders.

(3) Summary of Significant Accounting Policies

Use of Estimates:
The preparation of Newmark's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities on the accompanying consolidated financial statements. Management believes that the estimates utilized in preparing these consolidated financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included on the accompanying consolidated financial statements.

Equity Investments and Marketable Securities:
In accordance with the guidance on recognition and measurement of equity investments, Newmark carries its marketable equity securities at fair value and recognizes any changes in fair value in consolidated net income (loss). Further, Newmark has elected to use a measurement alternative for its equity investments without a readily determinable fair value, pursuant to which these investments are initially recognized at cost and remeasured through earnings when there is an observable transaction involving the same or similar investment of the same issuer, or due to an impairment. Newmark's investments, in which it has significant influence but not a controlling financial interest and of which it is not the primary beneficiary, are accounted for under the equity method (see Note 7 — "Investments" for additional information).

Revenue Recognition:

Management Services, Servicing Fees and Other:
Management services revenues include property management, facilities management, project management and valuation and appraisal. Management fees are recognized at the time the related services have been performed, unless future contingencies exist. This also includes revenue from the licensing of flexible workspaces to its customers by Knotel and Deskeo. In addition, in regard to management and facility service contracts, the owner of the property will typically reimburse Newmark for certain expenses that are incurred on behalf of the owner, which comprise primarily on-site employee salaries and related benefit costs. The amounts which are to be reimbursed per the terms of the services contract are recognized as revenue in the same period as the related expenses are incurred. In certain instances, Newmark subcontracts property management services to independent property managers, in which case Newmark passes a portion of its property management fee on to the subcontractor, and Newmark retains the balance. Accordingly, Newmark records these fees gross of the amounts paid to subcontractors, and the amounts paid to subcontractors are recognized as expenses in the same period.

Newmark also uses third party service providers in the provision of its services to customers. In instances where a third-party service provider is used, Newmark performs an analysis to determine whether it is acting as a principal or an agent with respect to the services provided. To the extent that Newmark determines that it is acting as a principal, the revenue and the expenses incurred are recorded on a gross basis. In instances where Newmark has determined that it is acting as an agent, the revenue and expenses are presented on a net basis within the revenue line item.

In some instances, Newmark performs services for customers and incurs out-of-pocket expenses as part of delivering those services. Newmark's customers agree to reimburse Newmark for those expenses, and those reimbursements are part of the contract's transaction price. Consequently, these expenses and the reimbursements of such expenses from the customer are presented on a gross basis because the services giving rise to the out-of-pocket expenses do not transfer a good or service. The reimbursements are included in the transaction price when the costs are incurred, and the reimbursements are due from the customer.

Servicing fees are earned for servicing mortgage loans and are recognized on an accrual basis over the lives of the related mortgage loans. Also included in servicing fees are the fees earned on prepayments, interest and placement fees on borrowers' escrow accounts and other ancillary fees. Other revenues include interest income on loans held for sale.

Leasing and Other Commissions:
Commissions from real estate lease brokerage transactions are typically recognized at a point in time on the date the lease is signed, if deemed not subject to significant reversal. The date the lease is signed represents the transfer of control and satisfaction of the performance obligation as the tenant has been secured. Commission payments may be due entirely upon lease execution or may be paid in installments upon the resolution of a future contingency (e.g. tenant move-in or payment of first month's rent).

Newmark also uses third party service providers in the provision of its services to customers. In instances where a third-party service provider is used, Newmark performs an analysis to determine whether it is acting as a principal or an agent with respect to the services provided. To the extent that Newmark determines that it is acting as a principal, the revenue and the expenses incurred are recorded on a gross basis. In instances where Newmark has determined that it is acting as an agent, the revenue and expenses are presented on a net basis within the revenue line item.

Capital Markets:
Capital markets consists of investment sales and commercial mortgage brokerage. Investment sales revenue from real estate sales brokerage and equity placement transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and revenue recognition is deferred until all contingencies are satisfied. Commercial mortgage origination revenue is generated from loan origination fees, sales premiums, mortgage brokerage, debt placement, loan sales, and the estimated fair value of the expected net servicing cash flows. The fair value of expected net future cash flows from servicing and loan originations and related fees and sales premiums, net, is recognized when a derivative asset or liability is recorded upon the commitment to originate a loan with a borrower and sell the loan to an investor. The derivative is recorded at fair value and includes loan origination fees, sales premiums, and the estimated fair value of the expected net servicing cash flows. The revenue is recognized net of related fees and commissions to third-party brokers. Mortgage brokerage and debt placement revenue is earned and recognized when the sale of a property closes, and title passes from seller to buyer.

Fees to Related Parties:
Newmark is allocated costs from Cantor for back-office services provided by Cantor and their affiliates, including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Fees are expensed as they are incurred.

Other Income, net:
Other income, net comprises of gains or losses recorded in connection with changes in fair value of contingent consideration (See Note 23 — "Fair Value of Financial Assets and Liabilities") in connection with entities acquired and the movement of mark-to-market and/or hedge on marketable securities that are classified as trading securities, Newmark's pro rata share for equity method investments and unrealized gains or losses relating to investments carried under the measurement alternative (See Note 7 — "Investments" and Note 17 — "Other Current Assets and Other Assets") and movements related to the impact of any unrealized mark-to-market gains or losses.

Restricted Cash:
Restricted cash represents cash set aside for amounts pledged for the benefit of Fannie Mae and Freddie Mac in excess of the required cash to secure Newmark's financial guarantee liability.

Leases:
Newmark enters into leasing arrangements in the ordinary course of business, as a lessee and has leases primarily relating to office space.

Newmark determines whether an arrangement is a lease or includes a lease at the contract inception. ROU lease assets represent the Newmark's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease payments may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term (See Note 16 — "Leases" for additional information).

Current Expected Credit Losses:
    In accordance with the guidance in ASC 326, Newmark presents its financial assets that are measured at amortized cost, net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost and credit exposures on off-balance sheet financial guarantees, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset in scope, the CECL methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than under prior U.S. GAAP. The CECL methodology's impact on expected credit losses, among other things, reflects Newmark's view of the current state of the economy, forecasted macroeconomic conditions and Newmark's portfolios.

Financial Guarantee Liability:
    Newmark has adopted ASC 326 which impacted the expected credit loss reserving methodology for the financial guarantee liability provided under the Fannie Mae DUS and Freddie Mac TAH. The expected credit loss is modeled based on Newmark's historical loss experience adjusted to reflect current economic conditions. A significant amount of judgment is required in the determination of the appropriate reasonable and supportable period, the methodology used to incorporate current and future macroeconomic conditions, determination of the probability of and exposure at default or non-payment, current delinquency status, loan size, terms, amortization types, and the forward-looking view of the primary risk drivers (debt-service coverage ratio and loan-to-value), all of which are ultimately used in measuring the quantitative components of the reserve. Beyond the reasonable and supportable period, Newmark estimates expected credit losses using its historical loss rates. In addition, Newmark reviews the reserves periodically and makes adjustments for certain external and internal qualitative factors, which may increase or decrease the reserves for credit losses. In order to estimate credit losses, assumptions about current and future economic conditions are incorporated into the model using multiple economic scenarios that are weighted to reflect the conditions at each measurement date. During the years ended December 31, 2024, 2023 and 2022, there were increases (decreases) in the CECL related provision of $(2.2) million, $0.9 million and $1.7 million, respectively. The balance of the financial guarantee liabilities was $26.3 million and $28.6 million as of December 31, 2024 and 2023, respectively, and is included in "Other long-term liabilities" on the accompanying consolidated balance sheets.

Receivables, net:
    Newmark has accrued commissions receivable from real estate brokerage transactions, management services and other receivables from contractual management assignments. Receivables are presented net of the CECL allowance as discussed above and are included in "Receivables, net" on the accompanying consolidated balance sheets. For its CECL reserve, Newmark segregated its receivables into certain pools based on similar risk characteristics and further defined a range of potential loss rates for each pool based on aging. Newmark designed its methodology to allow for a range of loss rates in each pool such that changes in forward-looking conditions can be incorporated into the estimate. Each pool is assigned a loss rate that incorporates management's view of current conditions and forward-looking conditions that inform the level of expected credit losses in each pool. The credit loss estimate includes specifically identified amounts for which payment has become unlikely. During the years ended December 31, 2024, 2023 and 2022, there were increases (decreases) in the CECL related provision of $(5.1) million, $(1.4) million and $4.2 million, respectively. The balance of the reserve was $14.4 million and $19.5 million as of December 31, 2024 and 2023, respectively, and is included in "Receivables, net" on the accompanying consolidated balance sheets.

Loans, Forgivable Loans and Other Receivables from Employees and Partners, net:
    Newmark has entered into various agreements with certain of its employees and partners, whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their limited partnership units and from proceeds of the sales of the employees' shares of our Class A common stock or may be forgiven over a period of time. The forgivable portion of these loans is not included in Newmark's estimate of expected credit losses when employees meet the conditions for forgiveness through their continued employment over the specified time period and is recognized as compensation expense over the life of the loan. The amounts due from terminated employees that

Newmark does not expect to collect are included in the allowance for credit losses. As of December 31, 2024 and 2023, the balance of this reserve was $8.8 million and $9.4 million, respectively, and is included in "Loans, forgivable loans and other receivables from employees and partners, net" on the accompanying consolidated balance sheets.

From time to time, Newmark may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the time frame outlined in the underlying agreements. Newmark reviews loan balances each reporting period for collectability. If Newmark determines that the collectability of a portion of the loan balances is not expected, Newmark recognizes a reserve against the loan balances as compensation expense.

Reclassifications:

The Company has made reclassifications to prior period amounts to conform to current period presentation. These reclassifications had no effect on the reported results of operations. "Commercial mortgage origination, net" and "Investment sales" have been combined into one line, "Capital markets." For the years ended December 31, 2023 and 2022, $381.3 million and $606.4 million, respectively, of Investment sales, and $278.6 million and $357.8 million, respectively, of Commercial mortgage origination, net, was combined and presented as $659.9 million and $964.2 million, respectively, of Capital markets.

Segment and geographic information:

Segment Information

Newmark's operations consist of one reportable segment, real estate services as the Company is managed on a consolidated basis. Newmark is a real estate services firm offering services to commercial real estate tenants, investors, owners, occupiers, and developers. Newmark's services include leasing and corporate advisory, investment sales and real estate finance, consulting, origination and servicing of commercial mortgage loans, valuation, project and development management and property and facility management. As of December 31, 2024, the Company has identified the Executive Chairman as the chief operating decision maker, who uses revenues and net income to evaluate the results of the business. The chief operating decision maker also uses revenues to allocate resources and compensation. Refer to Note 29 — "Subsequent Events" for additional information regarding the Company's Executive Chairman.

For the year ended December 31, 2024, the Company had total revenue of $2.7 billion (which included $37.7 million interest income on loans held for sale). The Company's significant expenses included $1.8 billion of Compensation and employee benefits (which included $185.4 million of Equity-based compensation and allocations of net income to limited partnership units and FPUs) and $798.3 million of non-compensation related operating expenses (which included $174.3 million of depreciation and amortization and $26.4 million of fees to related parties). The company had Interest expense, net of $31.8 million and other income of $6.7 million. These items are included in the Company's consolidated statements of operations.

As of December 31, 2024, the Company had total assets of $4.7 billion. See the Company's consolidated balance sheets for more information.

The chief operating decision maker evaluates the operating results and revenue of Newmark regardless of geographic location as total real estate services and allocates resources accordingly. Newmark recognized revenues as follows (in thousands):

		Year Ended December 31,	
	2024	2023	2022
Management services, servicing fees and other	$ 1,106,699	$ 970,877	$ 909,485
Leasing and other commissions	857,617	839,595	831,874
Capital markets	774,186	659,896	964,168
Revenues	$ 2,738,502	$ 2,470,368	$ 2,705,527

Geographic Information

The Company offers products and services in the U.S., U.K., Asia, Other Europe, and Other Americas. Information regarding revenues is as follows (in thousands):

106

		Year Ended December 31,		
		2024	2023	2022
U.S.	$	2,375,348 $	2,161,090 $	2,514,477
U.K.		210,570	154,380	57,552
Other [1]		152,584	154,898	133,498
Revenues	$	2,738,502 $	2,470,368 $	2,705,527

(1) Other includes Asia, Other Europe and Other Americas.

Fair Value:

U.S. GAAP guidance defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents:

Newmark considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents are held with banks as deposits. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Principles of Consolidation:

Newmark's consolidated financial statements include the accounts of Newmark and its wholly owned and majority owned subsidiaries. Newmark's policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity. In accordance with U.S. GAAP guidance, *Consolidation of Variable Interest Entities*, Newmark also consolidates any variable interest entities of which it is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Loans Held for Sale, at Fair Value:

Newmark maintains multifamily and commercial mortgage loans for the purpose of sale to GSEs. Prior to funding, Newmark enters into an agreement to sell the loans to third-party investors at a fixed price. During the period prior to sale, interest income is calculated and recognized in accordance with the terms of the individual loan. Loans held for sale are carried at fair value, as Newmark has elected the fair value option. The primary reasons Newmark has elected to account for loans backed by commercial real estate under the fair value option are to better offset the change in fair value of the loan and the change in fair value of the derivative instruments used as economic hedges.

Derivative Financial Instruments:

Newmark has loan commitments to extend credit to third parties. The commitments to extend credit are for mortgage loans at a specific rate (rate lock commitments). These commitments generally have fixed expiration dates or other termination clauses and may require a fee. Newmark is committed to extend credit to the counterparty as long as there is no violation of any condition established in the commitment contracts.

Newmark simultaneously enters into a commitment to deliver such mortgages to third-party investors at a fixed price (a Forward Sales Contract).

Mortgage Servicing Rights, Net:

Newmark initially recognizes and measures the rights to service originated mortgage loans at fair value and subsequently measures them using the amortization method. Newmark recognizes rights to service mortgage loans as separate assets at the time the underlying originated mortgage loan is sold, and the value of those rights is included in the determination of the gains on loans held for sale.

Purchased MSRs, including MSRs purchased from CCRE, are initially recorded at fair value, and subsequently measured using the amortization method.

Newmark receives up to a three-basis point servicing fee and/or up to a one-basis point surveillance fee on certain Freddie Mac loans after the loan is securitized in a Freddie Mac pool. The Freddie Mac Strip is also recognized at fair value and subsequently measured using the amortization method, but is recognized as a MSR at the securitization date.

MSRs are assessed for impairment, at least on an annual basis, based upon the fair value of those rights as compared to the amortized cost. Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. In using this valuation method, Newmark incorporates assumptions that management believes market participants would use in estimating future net servicing income. It is reasonably possible that such estimates may change. Newmark amortizes the MSRs in proportion to, and over the period of, the projected net servicing income. For purposes of impairment evaluation and measurement, Newmark stratifies MSRs based on predominant risk characteristics of the underlying loans, primarily by investor type (Fannie Mae/Freddie Mac, FHA/GNMA, CMBS and other). To the extent that the carrying value exceeds the fair value of a specific MSR strata, a valuation allowance is established, which is adjusted in the future as the fair value of MSRs increases or decreases. Reversals of valuation allowances cannot exceed the previously recognized impairment up to the amortized cost.

Fixed Assets, net:
Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Leasehold improvements and other fixed assets	shorter of the remaining term of lease or useful life
Software, including software development costs	3-5 years straight-line
Computer and communications equipment	3-5 years straight-line

Long-Lived Assets:
Newmark periodically evaluates potential impairment of long-lived assets and amortizable intangible assets, when a change in circumstances occurs, by applying the U.S. GAAP guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill and Other Intangible Assets, net:
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in U.S. GAAP guidance on *Intangibles—Goodwill and Other*, goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. The Company reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, Newmark first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Newmark did not recognize an impairment for the years ended December 31, 2024, 2023 and 2022, respectively.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets arising from business combinations include trademarks and trade names, non-contractual customers, license agreements, non-compete agreements, and contractual customers. Newmark did not recognize an impairment for the years ended December 31, 2024, 2023 and 2022, respectively.

Transfer of Financial Assets:

Newmark originates its commercial mortgage loans primarily for the GSEs' distribution channels, which generally involve (a) Freddie Mac purchasing Newmark's loans for cash, (b) Fannie Mae securitizing Newmark's loans into a mortgage-backed security, or MBS, guaranteed by Fannie Mae, (c) FHA guaranteeing the credit risk of Newmark's loans or (d) Ginnie Mae securitizing Newmark's loans into an MBS. MBS are collateralized by the loan and Ginnie Mae selling the MBS for cash. As part of its origination activities, Newmark accounts for the transfer of financial assets in accordance with U.S. GAAP guidance on *Transfers and Servicing*. In accordance with this guidance, the transfer of financial assets between two entities must meet the following criteria for derecognition and sale accounting:

- The transfer must involve a financial asset, group of financial assets or a participating interest;
- The financial assets must be isolated from the transferor and its consolidated affiliates as well as its creditors;
- The transferee or beneficial interest holders must have the right to pledge or exchange the transferred financial assets; and;
- The transferor may not maintain effective control of the transferred assets.

Newmark determined that all loans sold during the periods presented met these specific conditions and accounted for all transfers of loans held for sale as completed sales.

Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises:

Warehouse facilities collateralized by U.S. Government Sponsored Enterprises are borrowings under warehouse line agreements. The carrying amounts approximate fair value due to the short-term maturity of these instruments. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages, reflected as loans held for sale, at fair value on Newmark's consolidated balance sheets and third-party purchase commitments. The borrowing rates on the warehouse lines are based on short-term SOFR plus applicable margins. Accordingly, the warehouse facilities collateralized by U.S. Government Sponsored Enterprises are typically classified within Level 2 of the fair value hierarchy. The facilities are generally repaid within a 45-day period when Freddie Mac buys the loans or upon settlement of the Fannie Mae or Ginnie Mae mortgage-backed securities, while Newmark retains servicing rights.

Income Taxes:

Newmark accounts for income taxes using the asset and liability method as prescribed in U.S. GAAP guidance on *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to basis differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of Newmark's entities are taxed as U.S. partnerships and are subject to primarily the UBT in New York City. Therefore, the tax liability or benefit related to the partnership income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners' tax liability or benefit is not reflected on the accompanying consolidated financial statements. The tax-related assets, liabilities, provisions or benefits included on the accompanying consolidated financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

Newmark provides for uncertain tax positions based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because significant assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from Newmark's estimates under different assumptions or conditions. Newmark recognizes interest and penalties related to uncertain tax positions in "Provision for income taxes" on the accompanying consolidated statements of operations.

A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, Newmark considers all available evidence, including past operating results, the existence of cumulative losses in the most recent fiscal years, estimates of future taxable income and the feasibility of tax planning strategies.

The measurement of current and deferred income tax assets and liabilities is based on provisions of enacted tax laws and involves uncertainties in the application of tax regulations in the U.S. and other tax jurisdictions. Because Newmark's interpretation of complex tax law may impact the measurement of current and deferred income taxes, actual results may differ from these estimates under different assumptions regarding the application of tax law.

Equity-Based and Other Compensation:

Equity-based compensation expense recognized during the period is based on the fair value of the portion of equity-based payment awards that is ultimately expected to vest. The grant-date fair value of equity-based awards is amortized to expense ratably over the awards' vesting periods. As equity-based compensation expense recognized in the Newmark's consolidated statements of operations is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. Further, forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Restricted Stock Units:

RSUs are accounted for as equity awards and in accordance with U.S. GAAP, Newmark is required to record an expense for the portion of the RSUs that is ultimately expected to vest. The grant-date fair value of RSUs is amortized to expense ratably over the awards' expected vesting periods. The amortization is reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in the accompanying consolidated statements of operations.

Limited Partnership Units:

Limited partnership units in BGC Holdings were, prior to the Corporate Conversion, and Newmark Holdings are, held by Newmark employees and receive quarterly allocations of net income and are generally contingent upon services being provided by the unit holders. The quarterly allocations of net income on such limited partnership units are reflected as a component of compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in the accompanying consolidated statements of operations.

Certain of these limited partnership units in Newmark Holdings and, prior to the Corporate Conversion, BGC Holdings, such as REUs, entitle the holders to receive post-termination payments equal to the notional amount in four equal yearly installments after the holder's termination. These limited partnership units are accounted for as post-termination liability awards under U.S. GAAP guidance, which requires that Newmark record an expense for such awards based on the change in value at each reporting period and include the expense in the Newmark's consolidated statements of operations as part of "Equity-based compensation and allocations of net income to limited partnership units and FPUs." The liability for limited partnership units held by Newmark employees with a post-termination payout amount is included in "Other long-term liabilities" on the Newmark's consolidated balance sheets.

Certain limited partnership units held by Newmark employees are granted exchangeability into Class A common stock or may be redeemed in connection with the grant of shares of Class A common stock. At the time exchangeability is granted, or the shares are issued, Newmark recognizes an expense based on the fair value of the award on that date, which is included in "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in the accompanying consolidated statements of operations.

In addition, Preferred Units are granted in connection with the grant of certain limited partnership units, such as PSUs, that may be granted exchangeability to cover the withholding taxes owed by the unit holder upon such exchange. Each quarter, the net profits of BGC Holdings, prior to the Corporate Conversion, and Newmark Holdings are allocated to such units at a rate of either 0.6875% (which is 2.75% per calendar year) or such other amount as set forth in the Preferred Distribution, which is deducted before the calculation and distribution of the quarterly partnership distribution for the remaining limited partnership interests. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution. Preferred Units may not be made exchangeable into BGC or Newmark Class A common stock and are only entitled to the Preferred Distribution, and accordingly they are not included in Newmark's fully diluted share count. The quarterly allocations of net income on Preferred Units are reflected in compensation expense under "Equity-based compensation and allocations of net income to limited partnership units and FPUs" in the accompanying consolidated statements of operations.

Redeemable Partnership Interests:

Redeemable partnership interest represents limited partnership interests in Newmark Holdings held by Founding/Working Partners. (See Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" for additional information related to redeemable partnership interest).

Noncontrolling Interests:

Noncontrolling interests represent third-party, Cantor's and BGC's (prior to the Spin-Off) ownership interests on the accompanying consolidated subsidiaries and are included on Newmark's consolidated balance sheets. Prior to the Spin-Off, Cantor and BGC units received allocations of net income (loss). Subsequent to the Spin-Off, Cantor Units received allocations of net income (loss). Allocations of net income (loss) are reflected as a component of "Net income (loss) attributable to noncontrolling interests" in the accompanying consolidated statements of operations.

(4) Acquisitions

On March 10, 2023, Newmark completed the acquisition of Gerald Eve, a U.K.-based real estate advisory firm.

The following table summarizes the components of the purchase consideration transferred, and the preliminary allocation of the assets acquired, and liabilities assumed, for the acquisition which occurred in 2023:

		As of the Acquisition Date
Purchase Price		
Cash	$	101,152
Contingent consideration		11,863
Total	$	113,015
Allocations		
Cash	$	18,616
Goodwill		75,638
Other intangible assets, net		23,472
Receivables, net		30,995
Fixed assets, net		6,279
Other assets		1,829
Right-of-use assets		19,472
Right-of-use liabilities		(20,925)
Accrued compensation		(22,075)
Accounts payable, accrued expenses and other liabilities		(20,286)
Total	$	113,015

The total consideration for the acquisition during the year ended December 31, 2023, was $113.0 million in total fair value comprising cash of $101.2 million and contingent consideration of $11.9 million. The excess of the consideration over the fair value of the net assets acquired was recorded as goodwill of $75.6 million, of which approximately $54.8 million was deductible by Newmark for tax purposes as of December 31, 2023.

This acquisition was accounted for using the purchase method of accounting. The results of operations of the acquisition have been included on the accompanying consolidated financial statements subsequent to the date of acquisition, which in aggregate contributed $91.6 million to Newmark's revenues for the year ended December 31, 2023.

(5) Earnings Per Share and Weighted-Average Shares Outstanding

U.S. GAAP guidance — *Earnings (Loss) Per Share* provides guidance on the computation and presentation of earnings (loss) per share. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding and contingent shares for which all necessary conditions have been satisfied except for the passage of time. Net income (loss) is allocated to Newmark's outstanding common stock, FPUs, limited partnership units and Cantor Units (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings").

The following is the calculation of Newmark's basic EPS (in thousands, except per share data):

		Year Ended December 31,		
		2024	2023	2022
Basic earnings per share:				
Net income (loss) available to common stockholders	$	61,234 $	42,575 $	83,275
Basic weighted-average shares of common stock outstanding		172,179	173,475	180,337
Basic earnings per share	$	0.36 $	0.25 $	0.46

Fully diluted EPS is calculated utilizing net income (loss) available to common stockholders plus net income allocations to the limited partnership interests in Newmark Holdings as the numerator. The denominator comprises Newmark's weighted-average number of outstanding shares of Newmark Common Stock and, if dilutive, the weighted-average number of limited partnership interests and other contracts to issue shares of common stock, stock options and RSUs. The limited partnership interests generally are potentially exchangeable into shares of Newmark Class A common stock and are entitled to remaining earnings after the deduction for the Preferred Distribution; as a result, they are included in the fully diluted EPS computation to the extent that the effect would be dilutive.

The following is the calculation of Newmark's fully diluted EPS (in thousands, except per share data):

| | Year Ended December 31, | | |
	2024	2023	2022
Fully diluted earnings per share:			
Net income (loss) available to common stockholders	$ 61,234	$ 42,575	$ 83,275
Allocations of net income to limited partnership interests in Newmark Holdings, net of tax	—	—	27,128
Net income (loss) for fully diluted shares	$ 61,234	$ 42,575	$ 110,403
Weighted-average shares:			
Common stock outstanding	172,179	173,475	180,337
Partnership units[1]	—	—	59,944
RSUs (Treasury stock method)	5,110	2,413	3,255
Newmark exchange shares	402	494	1,641
Fully diluted weighted-average shares of common stock outstanding	177,691	176,382	245,177
Fully diluted earnings per share	$ 0.34	$ 0.24	$ 0.45

[1] Partnership units collectively include FPUs, limited partnership units, and Cantor Units (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" for more information).

For the years ended December 31, 2024, 2023 and 2022, 77.7 million, 73.4 million and 1.8 million potentially dilutive securities, respectively, were excluded from the computation of fully diluted EPS because their effect would have been anti-dilutive.

(6) Stock Transactions and Unit Purchases

As of December 31, 2024, Newmark has two classes of authorized common stock: Class A common stock and Class B common stock.

Class A Common Stock
Each share of Class A common stock is entitled to one vote. Newmark has 1.0 billion authorized shares of Class A common stock at $0.01 par value per share.

Changes in shares of Newmark's Class A common stock outstanding were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Shares outstanding at beginning of period	152,639,359	150,384,605	168,272,371
Share issuances:			
LPU redemption/exchange	12,196,746	6,174,573	4,930,499
Issuance of Class A common stock for Newmark RSUs	2,399,349	2,367,245	2,136,813
Other	474	(501,694)	(36,596)
Treasury stock repurchases	(17,729,096)	(5,785,370)	(24,918,482)
Shares outstanding at end of period	149,506,832	152,639,359	150,384,605

Class B Common Stock
Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock.

As of both December 31, 2024 and 2023, there were 21.3 million shares of Newmark Class B common stock outstanding.

Share Repurchases and Unit Purchases
On November 4, 2024, Newmark's Board re-authorized share repurchases of Newmark Class A common stock and purchases of limited partnership interests in Newmark's subsidiaries by Newmark in an aggregate amount up to $400.0 million.

From time to time, Newmark may actively continue to repurchase shares and/or purchase units. During the year ended December 31, 2024, Newmark repurchased 17.7 million shares of Class A common stock at an average price of $11.99 per share. On September 23, 2024, the Company purchased 795,376 of Barry Gosin's previously awarded LPUs (consisting of 123,336 APSUs, 611,167 PSUs, and 60,873 SPUs) at a price per unit of $14.19 (which was $15.34, the closing price of a share of the Company's Class A common stock on September 23, 2024, multiplied by the then-current Exchange Ratio of 0.9248). There were 68,346 additional units purchased at a price per unit of $14.96 during the year ended December 31, 2024, and no units purchased during the year ended December 31, 2023. The transaction was approved by the Compensation Committee. As of December 31, 2024, Newmark had 371.9 million remaining from its share repurchase and unit purchase authorization. During the year ended December 31, 2023, Newmark repurchased 5.8 million shares of Class A common stock at an average price of $6.47 per share, respectively.

The following table details Newmark's share repurchases and unit purchases for cash under the current program. The gross unit purchases and share repurchases of Newmark's Class A common stock during the year ended December 31, 2024 were as follows (in thousands, except shares and units and per unit or share amounts):

	Total Number of Shares/Units Repurchased/Purchased	Average Price Paid per Share/Unit	Approximate Dollar Value of Units and Shares That May Yet Be Repurchased/ Purchased Under the Program
Unit Purchases			
January 1, 2024 - March 31, 2024	—	$ —	
April 1, 2024 - June 30, 2024	—	$ —	
July 1, 2024 - September 30, 2024	795,376	$ 14.19	
October 2024	68,346	$ 14.96	
November 2024	—	$ —	
December 2024	—	$ —	
Total Unit Purchases	863,722	$ 14.24	
Share Repurchases			
January 1, 2024 - March 31, 2024	3,463,399	$ 10.73	
April 1, 2024 - June 30, 2024	5,502,703	$ 10.09	
July 1, 2024 - September 30, 2024	6,779,828	$ 13.21	
October 2024	146,035	$ 15.55	
November 2024	1,837,131	$ 15.28	
December 2024	—	$ —	
Total Share Repurchases	17,729,096	$ 11.99	$ 371,920

Redeemable Partnership Interests
The changes in the carrying amount of FPUs follow (in thousands):

	December 31, 2024	December 31, 2023
Balance at beginning of period:	$ 16,244	$ 16,550
Income allocation	1,428	1,451
Distributions of income	(1,196)	(380)
Issuance and other	(2,576)	(1,377)
Balance at end of period	$ 13,900	$ 16,244

(7) Investments

Newmark had a 27% ownership in Real Estate LP, a joint venture with Cantor in which Newmark had the ability to exert significant influence over the operating and financial policies. Accordingly, Newmark had accounted for this investment under the equity method of accounting. For the years ended December 31, 2023 and 2022, Newmark recognized equity income of $14.2 million and $2.8 million, respectively. Equity income (loss) is included in "Other income (loss), net" on the accompanying consolidated statements of operations. On July 20, 2022, Newmark exercised its redemption option. In December 2022, the Audit Committee authorized a subsidiary of Newmark to rescind its July 20, 2022 written notice exercising the optional redemption of its 27% ownership interest in Real Estate LP and amended the joint venture agreement between

Newmark and Real Estate LP to provide for a redemption option for this investment after July 1, 2023, with proceeds to be received within 20 days of the redemption notice. A payment of a $44.0 thousand administrative fee was made to Newmark in connection with such amendment. Newmark exercised its redemption option and received payment of $105.5 million from Cantor during the year ended December 31, 2023, terminating Newmark's interest in Real Estate LP. There was no additional gain recognized on the exercise and receipt of payment.

Investments Carried Under Measurement Alternatives

Newmark has acquired investments in entities for which it does not have the ability to exert significant influence over operating and financial policies.

Newmark did not recognize realized gains (losses) for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2022, Newmark recognized realized losses related to these investments of $14.1 million. Newmark did not recognize unrealized gains (losses) related to these investments for the years ended December 31, 2024 and 2022. Newmark recognized unrealized losses related to these investments of $3.8 million for the year ended December 31, 2023. The changes in value are included as a part of "Other income (loss), net" on the accompanying consolidated statements of operations. Additionally, the Company invested $0.3 million, $0.0 million and $2.7 million during the years ended December 31, 2024, 2023 and 2022, respectively. The carrying values of these investments were $5.2 million and $4.9 million as of December 31, 2024 and 2023, respectively, and are included in "Other assets" on the accompanying consolidated balance sheets.

(8) Capital and Liquidity Requirements

Newmark is subject to various capital requirements in connection with seller/servicer agreements that Newmark has entered into with the various GSEs. Failure to maintain minimum capital requirements could result in Newmark's inability to originate and service loans for the respective GSEs and could have a direct material adverse effect on the accompanying consolidated financial statements. Management believes that, as of December 31, 2024 and 2023, Newmark had met all capital requirements. As of December 31, 2024 and 2023, the most restrictive capital requirement was the net worth requirement of Fannie Mae. Newmark exceeded the minimum requirement by $370.2 million and $409.2 million, respectively, as of December 31, 2024 and 2023.

Certain of Newmark's agreements with Fannie Mae allow Newmark to originate and service loans under the Fannie Mae DUS program. These agreements require Newmark to maintain sufficient collateral to meet Fannie Mae's restricted and operational liquidity requirements based on a pre-established formula. Certain of Newmark's agreements with Freddie Mac allow Newmark to service loans under the Freddie Mac TAH. These agreements require Newmark to pledge sufficient collateral to meet Freddie Mac's liquidity requirement of 8% of the outstanding principal of Freddie Mac TAH loans serviced by Newmark. Management believes that, as of December 31, 2024 and 2023, Newmark had met all liquidity requirements.

In addition, as a servicer for Fannie Mae, Ginnie Mae and FHA, Newmark is required to advance to investors any uncollected principal and interest due from borrowers. Outstanding borrower advances were $0.5 million and $1.6 million as of December 31, 2024 and 2023, respectively, and are included in "Other assets" on the accompanying consolidated balance sheets.

(9) Loans Held for Sale, at Fair Value

Loans held for sale, at fair value represent originated loans that are typically financed by short-term warehouse facilities (see Note 18 — "Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises") and sold within 45 days from the date the mortgage loan is funded. Newmark initially and subsequently measures all loans held for sale at fair value on the accompanying consolidated balance sheets. The fair value measurement falls within the definition of a Level 2 measurement (significant other observable inputs) within the fair value hierarchy. Electing to use fair value allows a better offset of the change in the fair value of the loans and the change in fair value of the derivative instruments used as economic hedges. Loans held for sale had a cost basis and fair value as follows (in thousands):

	December 31, 2024	December 31, 2023
Cost Basis	$ 764,667	$ 502,282
Fair Value	774,905	528,944

As of December 31, 2024 and December 31, 2023, all of the loans held for sale were either under commitment to be purchased by Freddie Mac or had confirmed forward trade commitments for the issuance and purchase of Fannie Mae or Ginnie

Mae mortgage-backed securities that will be secured by the underlying loans. As of both December 31, 2024 and December 31, 2023, there were no loans held for sale that were 90 days or more past due or in nonaccrual status.

Newmark records interest income on loans held for sale, in accordance with the terms of the individual loans, during the period prior to sale. Interest income on loans held for sale is included in "Management services, servicing fees and other" on the accompanying consolidated statements of operations. Gains (losses) for fair value adjustments on loans held for sale is included in "Capital markets" on the accompanying consolidated statements of operations. Interest income and gains (losses) for fair value adjustments on loans held for sale were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Interest income on loans held for sale	$ 37,716	$ 28,068	$ 26,821
Gains (losses) recognized on change in fair value on loans held for sale	10,238	26,662	712

(10) Derivatives

Newmark accounts for its derivatives at fair value and recognizes all derivatives as either assets or liabilities on the accompanying consolidated balance sheets. In its normal course of business, Newmark enters into commitments to extend credit for mortgage loans at a specific rate (rate lock commitments) and commitments to deliver these loans to third-party investors at a fixed price (Forward Sales Contracts).

The fair value of derivative contracts, computed in accordance with Newmark's netting policy, is set forth below (in thousands):

	December 31, 2024			December 31, 2023		
Derivative contract	Assets	Liabilities	Notional Amounts[1]	Assets	Liabilities	Notional Amounts[1]
Rate lock commitments	$ 1,010	$ 1,350	$ 81,717	$ 9,604	$ 1,023	$ 290,380
Forward Sales Contracts	7,491	3,253	846,384	1,259	20,304	792,662
Total	$ 8,501	$ 4,603	$ 928,101	$ 10,863	$ 21,327	$ 1,083,042

[1] Notional amounts represent the sum of gross long and short derivative contracts, an indication of the volume of Newmark's derivative activity, and do not represent anticipated losses.

The changes in fair value of rate lock commitments and Forward Sales Contracts related to mortgage loans are reported as part of "Capital markets" on the accompanying consolidated statements of operations. The changes in fair value of rate lock commitments are disclosed net of $0.1 million, $0.7 million and $0.7 million of expenses for the years ended December 31, 2024, 2023 and 2022, respectively. The changes in fair value of rate lock commitments are reported as part of "Compensation and employee benefits" on the accompanying consolidated statements of operations.

Gains and losses on derivative contracts, which are included on the accompanying consolidated statements of operations were as follows (in thousands):

	Location of gains (losses) recognized in income for derivatives	Year Ended December 31,		
		2024	2023	2022
Derivatives not designed as hedging instruments:				
Rate lock commitments	Capital markets	(226)	9,274	(4,869)
Rate lock commitments	Compensation and employee benefits	(114)	(693)	(705)
Forward Sale Contracts	Capital markets	4,238	(19,045)	10,516
Total		$ 3,898	$ (10,464)	$ 4,942

Derivative assets and derivative liabilities are included in "Other current assets" and "Accounts payable, accrued expenses and other liabilities," on the accompanying consolidated balance sheets.

(11) Revenues from Contracts with Customers

The following table presents Newmark's total revenues separately for its revenues from contracts with customers and other sources of revenues (in thousands):

115

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues from contracts with customers:						
Leasing and other commissions	$	857,617	$	839,595	$	831,874
Investment sales		417,684		381,276		606,416
Mortgage brokerage and debt placement		164,686		126,934		173,253
Management services		833,002		725,034		692,957
Total	$	2,272,989	$	2,072,839	$	2,304,500
Other sources of revenue[1]**:**						
Fair value of expected net future cash flows from servicing recognized at commitment, net	$	100,171	$	82,082	$	109,926
Loan originations related fees and sales premiums, net		91,645		69,604		74,573
Servicing fees and other [2]		273,697		245,843		216,528
Total	$	2,738,502	$	2,470,368	$	2,705,527

[1] Although these items have customers under contract, they were recorded as other sources of revenue as they were excluded from the scope of ASU No. 2014-9.

[2] Beginning in the first quarter of 2024, the portion of Spring11's revenues associated with its servicing and asset management portfolio is no longer reported under "Management services" but is instead recorded as part of "Servicing fees" for all periods from the first quarter of 2023 onwards. For the year ended December 31, 2023, $8.6 million was reclassified from "Management services" to "Servicing fees."

Disaggregation of Revenues

Newmark's chief operating decision-maker, regardless of geographic location, evaluates the operating results, including revenues, of Newmark as total real estate services (see Note 3 — "Summary of Significant Accounting Policies" for further discussion).

Contract Balances

The timing of Newmark's revenue recognition may differ from the timing of payment by its customers. Newmark records a receivable when revenue is recognized prior to payment and Newmark has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, Newmark records deferred revenue until the performance obligations are satisfied.

Newmark's deferred revenue primarily relates to customers paying in advance or billed in advance where the performance obligation has not yet been satisfied. Deferred revenue is recorded as a contract liability. Deferred revenue at December 31, 2024 and December 31, 2023 was $1.3 million and $2.7 million, respectively. During the years ended December 31, 2024, 2023 and 2022, Newmark recognized revenue of $1.4 million, $1.7 million and $2.5 million, respectively, that was recorded as deferred revenue at the beginning of the period.

For Knotel and Deskeo, the Company's remaining performance obligations that represent contracted customer revenues, that have not yet been recognized as revenue as of December 31, 2024 and that will be recognized as revenue in future periods over the life of the customer contracts in accordance with ASC 606, are approximately $145.7 million. Over half of the remaining performance obligations as of December 31, 2024 are scheduled to be recognized as revenue within the next twelve months, with the remaining to be recognized over the remaining life of the customer contracts, which extends through 2030.

Approximate future cash flows to be received over the next five years as of December 31, 2024 are as follows (in thousands):

2025	$	88,134
2026		39,660
2027		12,886
2028		4,773
2029		215
Thereafter		—
Total	$	145,668

(12) Capital markets

Capital markets consists of the following activity (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Investment sales	$	417,684	$	381,276	$	606,416
Fair value of expected net future cash flows from servicing recognized at commitment, net		100,171		82,082	$	109,926
Loan originations related fees and sales premiums, net		91,645		69,604		74,573
Mortgage brokerage and debt placement		164,686		126,934		173,253
Total	$	774,186	$	659,896	$	964,168

(13) Mortgage Servicing Rights, Net

The changes in the carrying amount of MSRs were as follows (in thousands):

		Year Ended December 31,				
Mortgage Servicing Rights		**2024**		**2023**		**2022**
Beginning Balance	$	534,390	$	576,428	$	563,488
Additions		103,980		75,704		130,301
Purchases		110		—		—
Amortization		(117,993)		(117,742)		(117,361)
Ending Balance	$	520,487	$	534,390	$	576,428
Valuation Allowance						
Beginning Balance	$	(3,187)	$	(7,876)	$	(13,186)
Decrease (increase)		279		4,689		5,310
Ending Balance	$	(2,908)	$	(3,187)	$	(7,876)
Net Balance	$	517,579	$	531,203	$	568,552

Servicing fees are included in "Management services, servicing fees and other" on the accompanying consolidated statements of operations and were as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Servicing fees [1]	$	171,566	$	159,599	$	147,514
Escrow interest and placement fees		61,446		54,151		20,290
Ancillary fees		2,969		3,256		20,408
Total	$	235,981	$	217,006	$	188,212

[1] Beginning in the first quarter of 2024, the portion of Spring11's revenues associated with its servicing and asset management portfolio is no longer reported under "Management services" but is instead recorded as part of "Servicing fees" for all periods from the first quarter of 2023 onwards. For the year ended December 31, 2023, $8.6 million was reclassified from "Management services" to "Servicing fees."

Newmark's primary servicing portfolio as of December 31, 2024 and December 31, 2023 was $67.4 billion and $62.2 billion, respectively. Newmark's limited servicing portfolio with recorded MSRs as of December 31, 2024 and December 31, 2023 was $6.5 billion and $10.1 billion, respectively. Also, Newmark is the named special servicer for a number of commercial mortgage-backed securitizations. Upon certain specified events (such as, but not limited to, loan defaults and loan assumptions), the administration of the loan is transferred to Newmark. Newmark's special servicing portfolio was $2.5 billion and $2.6 billion at December 31, 2024 and December 31, 2023, respectively.

The estimated fair value of the MSRs as of December 31, 2024 and December 31, 2023 was $658.1 million and $680.6 million, respectively.

Fair values are estimated using a valuation model that calculates the present value of the future net servicing cash flows. The cash flows assumptions used are based on assumptions Newmark believes market participants would use to value the portfolio. Significant assumptions include estimates of the cost of servicing per loan, discount rate, earnings rate on escrow deposits and prepayment speeds.

The discount rates used in measuring fair value for the years ended December 31, 2024 and 2023 were between 6.1% and 13.5% and varied based on investor type. An increase in discount rate of 100 basis points or 200 basis points would result in a decrease in fair value by $16.6 million and $32.5 million, respectively, as of December 31, 2024, and by $18.1 million and $35.4 million, respectively, as of December 31, 2023.

(14) Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill were as follows (in thousands):

Balance, January 1, 2023	$	705,894
Acquisitions		75,638
Divestiture		(9,222)
Measurement period and currency translation adjustments		4,237
Balance, December 31, 2023	$	776,547
Measurement period and currency translation adjustments		(5,661)
Balance, December 31, 2024	$	770,886

Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with U.S. GAAP guidance on *Goodwill and Other Intangible Assets*. Newmark completed its annual goodwill impairment testing for the years ended December 31, 2024 and 2023, which did not result in a goodwill impairment (see Note 4 — "Acquisitions" for more information). During the year ended December 31, 2023, the Company sold a previous acquisition and wrote off $9.2 million of goodwill.

Other intangible assets consisted of the following (in thousands, except weighted-average life):

			December 31, 2024		
	Gross Amount		Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Life (Years)
Indefinite life:					
Trademark and trade names	$	12,850	$ —	$ 12,850	N/A
License agreements (GSE)		5,390	—	5,390	N/A
Definite life:					
Trademark and trade names		12,423	(11,628)	795	0.5
Non-contractual customers		30,131	(19,280)	10,851	7.1
Non-compete agreements		12,423	(8,131)	4,292	3.8
Contractual customers		59,527	(30,517)	29,010	2.9
Other		4,611	(3,331)	1,280	8.3
Total	$	137,355	$ (72,887)	$ 64,468	3.9

			December 31, 2023		
	Gross Amount		Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Life (Years)
Indefinite life:					
Trademark and trade names	$	11,350	$ —	$ 11,350	N/A
License agreements (GSE)		5,390	—	5,390	N/A
Definite life:					
Trademark and trade names		16,275	(10,557)	5,718	2.0
Non-contractual customers		30,131	(17,137)	12,994	8.0
Non-compete agreements		12,514	(6,827)	5,687	4.3
Contractual customers		60,802	(20,078)	40,724	3.5
Other		4,551	(2,788)	1,763	10.4
Total	$	141,013	$ (57,387)	$ 83,626	4.3

Intangible amortization expense for the years ended December 31, 2024, 2023 and 2022 was $19.8 million, $17.1 million and $14.3 million, respectively. Intangible amortization is included as a part of "Depreciation and amortization" on the accompanying consolidated statements of operations. Impairment charges are included in intangible amortization expense.

The estimated future amortization of definite life intangible assets as of December 31, 2024 was as follows (in

118

thousands):

2025	$	15,256
2026		11,771
2027		8,462
2028		4,623
2029		3,017
Thereafter		3,099
Total	$	46,228

(15) Fixed Assets, Net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Leasehold improvements, furniture and fixtures, and other fixed assets	$ 254,337	$ 245,262
Software, including software development costs	64,680	56,883
Computer and communications equipment	41,144	37,693
Total, cost	360,161	339,838
Accumulated depreciation and amortization	(193,432)	(161,803)
Total, net	$ 166,729	$ 178,035

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $39.8 million, $39.2 million and $42.4 million, respectively. Newmark recorded impairment charges of $3.3 million, $3.2 million and $14.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. Impairment charges are included as a part of "Depreciation and amortization" on the accompanying consolidated statements of operations.

Capitalized software development costs for the years ended December 31, 2024, 2023 and 2022 were $6.3 million, $12.5 million and $12.3 million, respectively. Amortization of software development costs totaled $7.9 million, $7.1 million and $5.4 million, respectively. Amortization of software development costs is included as part of "Depreciation and amortization" on the accompanying consolidated statements of operations.

(16) Leases

Newmark has operating leases for real estate and equipment. These leases have remaining lease terms ranging from one to eleven years, some of which include options to extend the leases in one- to ten-year increments. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if Newmark is reasonably certain not to exercise the termination option. The Company measures its lease payments by including fixed rental payments and, where relevant, variable rental payments tied to an index, such as the Consumer Price Index. Payments for leases in place before the date of adoption of ASC 842, *Leases* were determined based on previous leases guidance. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2024 and 2023.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet. The short-term lease expense over the period reasonably reflects the Company's short-term lease commitments.

ASC 842, *Leases* requires the Company to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancellation provisions, and determining the discount rate.

The Company determines whether an arrangement is a lease or includes a lease at the contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the

practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component represents operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate based on the information available at the adoption date of the new ASC 842, *Leases* standard in determining the present value of lease payments for existing leases. The Company has elected to use a portfolio approach for the incremental borrowing rate, applying corporate bond rates to the leases. The Company calculated the appropriate rates with reference to the lease term and lease currency. The Company uses information available at the lease commencement date to determine the discount rate for any new leases.

Total lease liability as of December 31, 2024 was $598.3 million. Of the total amount, $151.1 million of lease liability was within our flexible workspace business whereby the liability was in consolidated SPVs with only $22.6 million of guarantees and/or letters of credit with exposure to Newmark. There was an additional $10.2 million of guarantees and/or letters of credit related to lease liabilities not in consolidated SPVs. In addition, Newmark has contracted future customer revenues and sub-lease income as of December 31, 2024 amounting to approximately $158.2 million.

Total lease liability as of December 31, 2023 was $705.1 million. Of the total amount, $172.7 million of lease liability was within our flexible workspace business whereby the liability was in consolidated SPVs with only $36.6 million of guarantees and/or letters of credit with exposure to Newmark. There was an additional $6.8 million of guarantees and/or letters of credit related to lease liabilities not in consolidated SPVs. In addition, Newmark has contracted future customer revenues and sub-lease income as of December 31, 2023 amounting to approximately $179.3 million.

Operating lease costs were $141.2 million, $132.5 million and $119.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are included in "Operating, administrative and other" on the accompanying consolidated statements of operations. Operating cash flows for the years ended December 31, 2024, 2023 and 2022 included payments of $141.4 million, $122.3 million and $106.8 million for operating lease liabilities, respectively. As of both December 31, 2024 and December 31, 2023, Newmark did not have any leases that have not yet commenced but that create significant rights and obligations. For the years ended December 31, 2024, 2023 and 2022, Newmark had short-term lease expense of $0.6 million, $1.0 million and $0.7 million, respectively. For the years ended December 31, 2024, 2023 and 2022, Newmark had sublease income of $3.0 million, $2.8 million and $1.5 million, respectively. For the years ended December 31, 2024, 2023 and 2022, Newmark recorded lease impairment charges of $0.0 million, $7.6 million and $14.4 million, respectively.

The weighted-average discount rate as of December 31, 2024 and December 31, 2023 was 5.02% and 4.87%, respectively, and the remaining weighted-average lease term was 5.7 years and 6.5 years, respectively.

As of December 31, 2024 and December 31, 2023, Newmark had operating lease Right-of-use assets of $500.5 million and $596.4 million, respectively, and operating lease Right-of-use liabilities of $108.4 million and $107.1 million, respectively, recorded in "Accounts payable, and accrued expenses and other liabilities," and $489.8 million and $598.0 million, respectively, recorded in "Right-of-use liabilities," on the accompanying consolidated balance sheets.

Rent expense, including the operating lease costs above, for the years ended December 31, 2024, 2023 and 2022, was $170.7 million, $162.5 million and $146.8 million, respectively. Rent expense is included in "Operating, administrative and other" on the accompanying consolidated statements of operations.

Newmark is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2035. Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs.

Minimum lease payments under these arrangements, net of payments to be received under a sublease, were as follows (in thousands):

	December 31, 2024
2025	$ 135,303
2026	126,261
2027	116,031
2028	102,148
2029	78,970
Thereafter	132,026
Total lease payments	$ 690,739
Less: Interest	104,992
Present value of lease liability	$ 585,747

(17) Other Current Assets and Other Assets

Other current assets consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Derivative assets	$ 8,501	$ 10,863
Prepaid expenses	51,481	51,367
Other taxes	2,973	9,607
Rent and other deposits	20,333	22,572
Other	4,688	1,537
Total	$ 87,976	$ 95,946

Other assets consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets	$ 98,912	$ 100,229
Non-marketable investments	5,213	4,902
Other tax receivables	8,900	9,312
Advances on long-term contracts	10,550	12,000
Other	24,351	22,058
Total	$ 147,926	$ 148,501

(18) Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises

Newmark uses its warehouse facilities and repurchase agreements to fund mortgage loans originated under its various lending programs. Outstanding borrowings against these lines are collateralized by an assignment of the underlying mortgages and third-party purchase commitments and are recourse only to our wholly owned subsidiary, Berkeley Point Capital, LLC.

Newmark had the following lines available and borrowings outstanding (in thousands, except the stated spread to one-month SOFR):

	Committed Lines	Uncommitted Lines	Balance at December 31, 2024	Balance at December 31, 2023	Stated Spread to One-Month SOFR	Rate Type
Warehouse facility due May 6, 2025 [1][2]	$ 450,000	$ 300,000	$ 35,841	$ —	130 bps	Variable
Warehouse facility due September 25, 2025	200,000	200,000	143,470	94,873	130 bps	Variable
Warehouse facility due October 4, 2025	800,000	600,000	416,908	403,758	130 bps	Variable
Fannie Mae repurchase agreement, open maturity	—	500,000	158,089	—	115 bps	Variable
Total	$ 1,450,000	$ 1,600,000	$ 754,308	$ 498,631		

[1] The warehouse line established a $125.0 million sublimit line of credit to fund potential principal and interest servicing advances on the Company's Fannie Mae portfolio during the forbearance period related to the CARES Act. Advances bore an interest rate of one-month SOFR plus 180 bps. There were no outstanding draws under this sublimit line of credit as of December 31, 2023.
[2] On May 7, 2024, the warehouse line was renewed, extending the maturity date to May 6, 2025 and removing the $125.0 million sublimit line of credit.

Pursuant to the terms of the warehouse facilities, Newmark is required to meet several financial covenants. Newmark was in compliance with all covenants as of both December 31, 2024 and December 31, 2023.

The borrowing rates on the warehouse facilities are based on short-term SOFR plus applicable margins. Due to the short-term maturity of these instruments, the carrying amounts approximate fair value.

(19) Debt

Debt consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
7.500% Senior Notes	$ 595,673	$ —
Credit Facility	75,000	—
Delayed Draw Term Loan	—	417,260
Cantor Credit Agreement	—	130,000
Long-term debt	670,673	547,260
Total corporate debt	$ 670,673	$ 547,260

6.125% Senior Notes

On November 6, 2018, Newmark closed its offering of $550.0 million aggregate principal amount of 6.125% Senior Notes due November 15, 2023. The 6.125% Senior Notes were priced on November 1, 2018 at 98.94% to yield 6.375%. The 6.125% Senior Notes were offered and sold by Newmark in a private offering exempt from the registration requirements under the Securities Act. The 6.125% Senior Notes were subsequently exchanged for notes with substantially similar terms that were registered under the Securities Act. The 6.125% Senior Notes bore an interest rate of 6.125% per annum, payable on each May 15 and November 15, beginning on May 15, 2019, and matured on November 15, 2023, and were repaid prior to December 31, 2023.

On August 10, 2023, Newmark entered into a Delayed Draw Term Loan Credit Agreement to repay a portion of the principal and interest related to the Company's $550.0 million aggregate principal amount of 6.125% Senior Notes. On November 15, 2023, Newmark repaid $566.8 million, including interest of $16.8 million, of 6.125% Senior Notes using $420.0 million of proceeds from the Delayed Draw Term Loan and $130.0 million of proceeds from the Credit Facility. See further discussion in the "Delayed Draw Term Loan" section below.

Newmark uses the effective interest rate method to amortize debt discounts and uses the straight-line method to amortize debt issue costs over the life of the notes. Interest expense, amortization of debt issue costs and amortization of the debt discount of the 6.125% Senior Notes, included in "Interest expense, net" on the accompanying consolidated statements of operations, were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Interest expense	$ —	$ 29,383	$ 33,687
Debt issue cost amortization	—	1,120	1,284
Debt discount amortization	—	1,096	1,261
Total	$ —	$ 31,599	$ 36,232

7.500% Senior Notes

On January 12, 2024, Newmark closed its offering of $600.0 million aggregate principal amount of 7.500% Senior Notes. The notes are general senior unsecured obligations of Newmark. The 7.500% Senior Notes were offered and sold in a private offering exempt from the registration requirements under the Securities Act. Customary registration rights were provided to purchasers of the 7.500% Senior Notes. Newmark subsequently held an exchange offer pursuant to which eligible holders of the 7.500% Senior Notes were able to exchange their 7.500% Senior Notes for notes with substantially identical terms that were registered under the Securities Act. The notes bear interest at a rate of 7.500% per year, payable in cash on January 12 and July 12 of each year, commencing July 12, 2024. The 7.500% Senior Notes will mature on January 12, 2029. The Company received net proceeds from the initial offering of the 7.500% Senior Notes of approximately $594.7 million after deducting the initial purchasers' discounts and estimated offering expenses. The Company used the net proceeds to repay all of the $420.0 million then-outstanding under its Delayed Draw Term Loan Credit Agreement. Additional net proceeds were used to repay all $130.0 million of then outstanding revolving debt under the Cantor Credit Agreement. In connection with this issuance of 7.500% Senior Notes, the Company recorded approximately $0.5 million in underwriting fees payable to CF&Co. These fees were recorded as a deduction from the carrying amount of the debt liability, which is amortized as interest expense over the term of the notes. Cantor, which was not eligible to participate in the exchange offer, purchased $125.0 million aggregate principal amount of such senior notes.

The carrying amount of the 7.500% Senior Notes was determined as follows (in thousands):

	December 31, 2024	December 31, 2023

Principal balance	$	600,000	$ —
Less: debt issue cost		4,327	—
Total	$	595,673	$ —

Newmark uses the straight-line method to amortize debt issue costs over the life of the notes. Interest expense, amortization of debt issue costs of the 7.500% Senior Notes, included in "Interest expense, net" on the accompanying consolidated statements of operations, were as follows (in thousands):

		Year Ended December 31,			
		2024	**2023**		**2022**
Interest expense	$	43,625	$ —	$	—
Debt issue cost amortization		1,041	—		—
Total	$	44,666	$ —	$	—

Delayed Draw Term Loan

On August 10, 2023, Newmark entered into a Delayed Draw Term Loan Credit Agreement, by and among the Company, the several financial institutions from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (as such terms are defined in the Delayed Draw Term Loan Credit Agreement), pursuant to which the Lenders committed to provide to the Company a senior unsecured Delayed Draw Term Loan in an aggregate principal amount of $420.0 million, which could be increased, subject to certain terms and conditions, to up to $550.0 million. The proceeds of the Delayed Draw Term Loan could only be used to repay the 6.125% Senior Notes at their maturity. The Delayed Draw Term Loan had a maturity date of November 14, 2026.

As set forth in the Delayed Draw Term Loan Credit Agreement, the Delayed Draw Term Loan could bear interest at a per annum rate equal to, at the Company's option, either (a) Term SOFR for interest periods of one or three months (as selected by the Company) or upon the consent of all Lenders, such other period that is 12 months or less (in each case, subject to availability), as selected by the Company, plus an applicable margin or (b) a base rate equal to the greatest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as established by the Administrative Agent, and (iii) Term SOFR plus 1.00%, in each case plus an applicable margin. Upon funding, the applicable margin was 2.625% with respect to Term SOFR borrowings in (a) above and 1.625% with respect to base rate borrowings in (b) above. Depending on the Company's credit ratings, the applicable margin could range, with respect to Term SOFR borrowings, from 2.125% to 3.375% through and including August 10, 2024, and 2.5% to 3.875% thereafter; and base rate borrowings, from 1.125% to 2.375% through and including August 10, 2024, and 1.5% to 2.875% thereafter.

The Delayed Draw Term Loan Credit Agreement contained financial covenants with respect to minimum interest coverage and maximum leverage ratio. The Delayed Draw Term Loan Credit Agreement also contained certain other customary affirmative and negative covenants and events of default. The covenants in the Delayed Draw Term Loan Credit Agreement were consistent with those within the Company's existing $600.0 million Credit Facility, which remains available to the Company.

On November 8, 2023, Newmark provided notice to Bank of America, N.A., as Administrative Agent, to borrow the $420.0 million available under the Delayed Draw Term Loan Credit Agreement with the funds made available on November 14, 2023. The Company used the $420.0 million of proceeds of the Delayed Draw Term Loan draw to pay a portion of the matured principal and interest of the Company's $550.0 million 6.125% Senior Notes due November 15, 2023. As of December 31, 2023, there was an outstanding balance of $420.0 million on the Delayed Draw Term Loan. On January 12, 2024, the outstanding balance under the Delayed Draw Term Loan was repaid with the proceeds of the offering of the 7.500% Senior Notes. The Delayed Draw Term Loan was terminated and the remaining unamortized debt issuance costs of $2.7 million were expensed.

The carrying amount of the Delayed Draw Term Loan was determined as follows (in thousands):

		December 31, 2024		December 31, 2023
Principal balance	$	—	$	420,000
Less: debt issue cost		—		2,740
Total	$	—	$	417,260

	Year Ended December 31,		
	2024	2023	2022
Interest expense	$ 1,038 $	4,515 $	—
Debt issue cost amortization	16	342	—
Acceleration of debt issuance costs	2,653	—	—
Total	$ 3,707 $	4,857 $	—

Debt Repurchase Program

On June 16, 2020, the Board and Audit Committee authorized a debt repurchase program for the repurchase of up to $50.0 million of Company debt securities.

As of December 31, 2024, Newmark had $50.0 million remaining under its debt repurchase authorization.

Credit Facility

On November 28, 2018, Newmark entered into the Credit Agreement by and among Newmark, the several financial institutions from time to time party thereto, as lenders, and Bank of America N.A., as administrative agent. The Credit Agreement provided for a $250.0 million three-year unsecured senior revolving credit facility.

On February 26, 2020, Newmark entered into an amendment to the Credit Agreement, increasing the size of the Credit Facility to $425.0 million and extending the maturity date to February 26, 2023. The annual interest rate on the Credit Facility was reduced to LIBOR plus 1.75%, subject to a pricing grid linked to Newmark's credit ratings from S&P Global Ratings and Fitch.

On March 16, 2020, Newmark entered into a second amendment to the Credit Agreement, increasing the size of the Credit Facility to $465.0 million. The annual interest rate on the Credit Facility was LIBOR plus 1.75%, subject to a pricing grid linked to Newmark's credit ratings from S&P Global Ratings and Fitch. In July 2021, Newmark paid the $140.0 million outstanding on the Credit Facility.

On March 10, 2022, Newmark amended and restated the Credit Agreement, as amended. Pursuant to the amended and restated Credit Agreement, the lenders agreed to: (a) increase the amount available to the Company under the Credit Facility to $600.0 million, (b) extend the maturity date of the Credit Facility to March 10, 2025, and (c) improve pricing to 1.50% per annum with respect to Term SOFR (as defined in the amended and restated Credit Agreement) borrowings.

On April 26, 2024, Newmark amended and restated the Credit Agreement, which amendment and restatement, among other things, extends the maturity date of the Credit Facility to April 26, 2027. The borrowing rates and financial covenants under the Credit Agreement are substantially consistent with the Credit Agreement prior to such amendment and restatement.

Borrowings under the Credit Facility bear interest at a per annum rate equal to, at the Company's option, either (a) Term SOFR for interest periods of one or three months, as selected by the Company, or upon the consent of all lenders, such other period that is 12 months or less (in each case, subject to availability), as selected by the Company, plus an applicable margin, or (b) a base rate equal to the greatest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as established by the Administrative Agent (as such term is defined in the amended and restated Credit Agreement), and (iii) Term SOFR plus 1.00%, in each case plus an applicable margin. The applicable margin was initially 1.50% with respect to Term SOFR borrowings in (a) above and 0.50% with respect to base rate borrowings in (b) above. The applicable margin with respect to Term SOFR borrowings in (a) above could range from 1.00% to 2.125% depending upon the Company's credit rating, and with respect to base rate borrowings in (b) above could range from 0.00% to 1.125% depending upon the Company's credit rating. The Credit Agreement also provides for certain upfront and arrangement fees and for an unused facility fee.

As of December 31, 2024, there were $75.0 million of borrowings outstanding under the Credit Facility. As of December 31, 2024, borrowings under the Credit Facility carried an interest rate of 6.15%, with a weighted-average interest rate of 6.66% for the year ended December 31, 2024. During the year ended December 31, 2024, there were $245.0 million of borrowings and $170.0 million of repayments. As of December 31, 2023, there were no borrowings under the Credit Facility. The weighted-average interest rate for the year ended December 31, 2023 was 5.78%. During the year ended December 31, 2023, there were $380.0 million of borrowings and $380.0 million of repayments. Repayments of $380.0 million includes the use of $130.0 million of proceeds from the Cantor Credit Agreement to repay $130.0 million of borrowings under the Credit Facility. Newmark uses the straight-line method to amortize debt issue costs over the life of the Credit Facility. Interest expense and amortization of debt issue costs of the Credit Facility, included in "Interest expense, net" on the accompanying consolidated statements of operations, were as follows (in thousands):

		Year Ended December 31,		
		2024	**2023**	**2022**
Interest expense	$	7,348 $	8,925 $	—
Debt issue cost amortization		1,326	1,238	1,981
Unused facility fee		1,048	972	1,285
Total	$	9,722 $	11,135 $	3,266

Cantor Credit Agreement

On November 30, 2018, Newmark entered into an unsecured credit agreement with Cantor. The Cantor Credit Agreement provides for each party to issue loans to the other party in the lender's discretion. Pursuant to the Cantor Credit Agreement, the parties and their respective subsidiaries (with respect to Cantor, other than BGC and its subsidiaries) may borrow up to an aggregate principal amount of $250.0 million from each other from time to time at an interest rate which is the higher of Cantor or Newmark's short-term borrowing rate then in effect, plus 1.0%.

On December 20, 2023, Newmark entered into a first amendment to the Cantor Credit Agreement. Pursuant to the First Cantor Credit Agreement Amendment, Cantor agreed to make certain loans to Newmark from time to time in an aggregate outstanding principal amount of up to $150.0 million under the Cantor Credit Agreement. The Newmark Revolving Loans have substantially the same terms as other loans under the Cantor Credit Agreement, except that until April 15, 2024, the Newmark Revolving Loans would bear interest at a rate equal to 25 basis points less than the interest rate borne by the revolving loans made pursuant to the Credit Facility. Unlike other loans made under the Cantor Credit Agreement, Cantor may demand repayment of the Newmark Revolving Loans prior to the final maturity date of the Cantor Credit Agreement upon three business days' prior written notice. Also on December 20, 2023, Newmark drew $130.0 million of Newmark Revolving Loans, and used the proceeds to repay the $130.0 million balance then outstanding under the Credit Facility. As of December 31, 2023, there were $130.0 million of borrowings outstanding under the Cantor Credit Agreement. On January 12, 2024, the outstanding balance under the Cantor Credit Agreement was repaid with the proceeds of the offering of the 7.500% Senior Notes. As of December 31, 2024, there was no outstanding balance under the Cantor Credit Agreement.

Pursuant to the terms of the agreements described above, Newmark is required to meet several financial covenants. Newmark was in compliance with all such covenants as of both December 31, 2024 and 2023, respectively.

(20) Financial Guarantee Liability

Newmark shares risk of loss for loans originated under the Fannie Mae DUS and Freddie Mac TAH programs and could incur losses in the event of defaults under or foreclosure of these loans. Under the loss-share guarantee, Newmark's maximum contingent liability to the extent of actual losses incurred is approximately 33% of the outstanding principal balance on Fannie Mae DUS or Freddie Mac TAH loans. Risk-sharing percentages are established on a loan-by-loan basis when originated, with most loans at 33% and "modified" loans at lower percentages. Under certain circumstances, risk-sharing percentages can be revised subsequent to origination or Newmark could be required to repurchase the loan. In the event of a loss resulting from a catastrophic event that is not required to be covered by borrowers' insurance policies, Newmark can recover the loss under its mortgage impairment insurance policy. Any potential recovery is subject to the policy's deductibles and limits.

At December 31, 2024, the credit risk loans being serviced by Newmark on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of $32.1 billion with a maximum potential loss of approximately $10.0 billion. At December 31, 2023, the credit risk loans being serviced by Newmark on behalf of Fannie Mae and Freddie Mac had outstanding principal balances of approximately $29.1 billion with a maximum potential loss of approximately $9.0 billion.

Newmark's current estimate of expected credit losses considers various factors, including, without being limited to, historical default and losses, current delinquency status, loan size, terms, amortization types, the forward-looking view of the primary risk drivers (debt-service coverage ratio and loan-to-value) based on forecasts of economic conditions and local market performance. During the years ended December 31, 2024, 2023 and 2022, there were increases (decreases) in the provision for expected credit losses of ($1.9 million), $2.6 million and $1.7 million, respectively. A loan is considered to be delinquent once it is 60 days past due.

As of December 31, 2024, there was one loan in foreclosure that had an outstanding principal balance of $5.1 million, with a maximum loss exposure of $1.7 million. Advances for principal, interest and maintenance costs to be used for the loss calculation are $2.1 million. Proceeds from the liquidation of the asset was estimated to be approximately $6.1 million based on current estimate of fair value. Newmark's share of the loss was estimated at $0.2 million. During the year ended December 31,

2024, Newmark settled its share of the loss on one credit risk loan for $0.3 million that was in foreclosure as of December 31, 2023.

As of December 31, 2023, there was one loan in foreclosure that had an outstanding principal balance of $7.3 million, with a maximum loss exposure of $2.4 million. Proceeds from the liquidation of the asset was estimated to be approximately $7.5 million based on estimate of fair value at December 31, 2023. Newmark's share of the loss would approximate $0.5 million. During the year ended December 31, 2023, Newmark settled the loss on one credit risk loan for $1.2 million that was in foreclosure as of December 31, 2022 and wrote off $0.6 million of servicing advances.

The provisions for risk-sharing were included in "Operating, administrative and other" on the accompanying consolidated statements of operations as follows (in thousands):

Balance, January 1, 2023	$	27,729
Provision for expected credit losses		2,634
Credit loss settlement		(1,812)
Balance, December 31, 2023	$	28,551
Provision for expected credit losses		(1,891)
Credit loss settlement		(345)
Balance, December 31, 2024	$	26,315

(21) Concentrations of Credit Risk

The lending activities of Newmark create credit risk in the event that counterparties do not fulfill their contractual payment obligations. In particular, Newmark is exposed to credit risk related to the Fannie Mae DUS and Freddie Mac TAH loans (see Note 20 — "Financial Guarantee Liability"). As of December 31, 2024, 18% and 13% of $10.0 billion of the maximum loss was for properties located in California and Texas, respectively. As of December 31, 2023, 20% and 12% of $9.0 billion of the maximum loss was for properties located in California and Texas, respectively.

(22) Escrow and Custodial Funds

In conjunction with the servicing of multifamily and commercial loans, Newmark holds escrow and other custodial funds. Escrow funds are held at unaffiliated financial institutions generally in the form of cash and cash equivalents. These funds amounted to $1.5 billion and $1.1 billion, as of December 31, 2024 and December 31, 2023, respectively. These funds are held for the benefit of Newmark's borrowers and are segregated in custodial bank accounts. These amounts are excluded from the assets and liabilities of Newmark.

(23) Fair Value of Financial Assets and Liabilities

U.S. GAAP guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As required by U.S. GAAP guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance (in thousands):

126

| | As of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities	$ 93	$ —	$ —	$ 93
Loans held for sale, at fair value	—	774,905	—	774,905
Rate lock commitments	—	—	1,010	1,010
Forward Sales Contracts	—	—	7,491	7,491
Total	$ 93	$ 774,905	$ 8,501	$ 783,499
Liabilities:				
Contingent consideration	—	—	21,935	21,935
Rate lock commitments	—	—	1,350	1,350
Forward Sales Contracts	—	—	3,253	3,253
Total	$ —	$ —	$ 26,538	$ 26,538

| | As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities	$ 99	$ —	$ —	$ 99
Loans held for sale, at fair value	—	528,944	—	528,944
Rate lock commitments	—	—	9,604	9,604
Forward Sales Contracts	—	—	1,259	1,259
Total	$ 99	$ 528,944	$ 10,863	$ 539,906
Liabilities:				
Contingent consideration	$ —	$ —	$ 25,740	$ 25,740
Rate lock commitments	—	—	1,023	1,023
Forwards Sales Contracts	—	—	20,304	20,304
Total	$ —	$ —	$ 47,067	$ 47,067

There were no transfers among Level 1, Level 2 and Level 3 for the years ended December 31, 2024 and 2023, respectively.

Level 3 Financial Assets and Liabilities: Changes in Level 3 rate lock commitments, Forward Sales Contracts and contingent consideration measured at fair value on recurring basis were as follows (in thousands):

| | As of December 31, 2024 | | | | | |
	Opening Balance	Total realized and unrealized gains (losses) included in Net income	Additions	Settlements	Closing Balance	Unrealized gains (losses) outstanding
Assets:						
Rate lock commitments	$ 9,604	$ 1,010	$ —	$ (9,604)	$ 1,010	$ 1,010
Forward Sales Contracts	1,259	7,491	—	(1,259)	7,491	7,491
Total	$ 10,863	$ 8,501	$ —	$ (10,863)	$ 8,501	$ 8,501

	Opening Balance	Total realized and unrealized gains (losses) included in Net income	Additions	Settlements	Closing Balance	Unrealized gains (losses) outstanding
Liabilities:						
Contingent consideration	$ 25,740	$ (3,236)	$ —	$ (569)	$ 21,935	$ (3,236)
Rate lock commitments	1,023	1,350	—	(1,023)	1,350	1,350
Forward Sales Contracts	20,304	3,253	—	(20,304)	3,253	3,253
Total	$ 47,067	$ 1,367	$ —	$ (21,896)	$ 26,538	$ 1,367

127

	As of December 31, 2023					
	Opening Balance	Total realized and unrealized gains (losses) included in Net income	Additions	Settlements	Closing Balance	Unrealized gains (losses) outstanding
Assets:						
Rate lock commitments	$ 3,181	$ 9,604	$ —	$ (3,181)	$ 9,604	$ 9,604
Forward Sales Contracts	11,139	1,259	—	(11,139)	1,259	1,259
Total	$ 14,320	$ 10,863	$ —	$ (14,320)	$ 10,863	$ 10,863

	Opening Balance	Total realized and unrealized gains (losses) included in Net income	Additions	Settlements	Closing Balance	Unrealized gains (losses) outstanding
Liabilities:						
Contingent consideration	$ 8,343	$ 6,192	$ 12,189	$ (984)	$ 25,740	$ 6,192
Rate lock commitments	8,754	1,023	—	(8,754)	1,023	1,023
Forward Sales Contracts	624	20,304	—	(624)	20,304	20,304
Total	$ 17,721	$ 27,519	$ 12,189	$ (10,362)	$ 47,067	$ 27,519

Quantitative Information About Level 3 Fair Value Measurements

The following tables present quantitative information about the significant unobservable inputs utilized by Newmark in the fair value measurement of Level 3 assets and liabilities measured at fair value on a recurring basis:

			December 31, 2024		
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range	Weighted Average
Accounts payable, accrued expenses and other liabilities:					
Contingent consideration	$ —	$ 21,935	Discount rate	0.0% - 8.0% [1]	3.3%
			Probability of meeting earnout and contingencies	99.0% - 100.0% [1]	99.6%
Derivative assets and liabilities:					
Forward Sales Contracts	$ 7,491	$ 3,253	Counterparty credit risk	N/A	N/A
Rate lock commitments	$ 1,010	$ 1,350	Counterparty credit risk	N/A	N/A

			December 31, 2023		
Level 3 assets and liabilities	Assets	Liabilities	Significant Unobservable Inputs	Range	Weighted Average
Accounts payable, accrued expenses and other liabilities:					
Contingent consideration	$ —	$ 25,740	Discount rate	0.0% - 8.0% [1]	2.6%
			Probability of meeting earnout and contingencies	99.0% - 100.0% [1]	99.7%
Derivative assets and liabilities:					
Forward Sales Contracts	$ 1,259	$ 20,304	Counterparty credit risk	N/A	N/A
Rate lock commitments	$ 9,604	$ 1,023	Counterparty credit risk	N/A	N/A

[1] Newmark's estimate of contingent consideration as of December 31, 2024 and December 31, 2023 was based on the acquired business' projected future financial performance, including revenues.

Valuation Processes – Level 3 Measurements

Both the rate lock commitments to borrowers and the Forward Sales Contracts to investors are derivatives and, accordingly, are marked to fair value on the accompanying consolidated statements of operations. The fair value of Newmark's rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

- The assumed gain or loss of the expected loan sale to the investor, net of employee benefits;
- The expected net future cash flows associated with servicing the loan;
- The effects of interest rate movements between the date of the rate lock and the balance sheet date; and

- The nonperformance risk of both the counterparty and Newmark.

The fair value of Newmark's Forward Sales Contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the Forward Sales Contracts to measure the fair value.

The fair value of Newmark's rate lock commitments and Forward Sales Contracts is adjusted to reflect the risk that the agreement will not be fulfilled. Newmark's exposure to nonperformance in rate lock and Forward Sales Contracts is represented by the contractual amount of those instruments. Given the credit quality of Newmark's counterparties, the short duration of rate lock commitments and Forward Sales Contracts, and Newmark's historical experience with the agreements, management does not believe the risk of nonperformance by Newmark's counterparties to be significant.

The fair value of Newmark's contingent consideration is based on the discount rate of the Company's calculated-average cost of capital, as well as the probability of acquirees meeting earnout targets.

Information About Uncertainty of Level 3 Fair Value Measurements
The significant unobservable inputs used in the fair value of Newmark's contingent consideration are the discount rate and probability of meeting earnout and contingencies. Significant increases (decreases) in the discount rate would have resulted in a significantly lower (higher) fair value measurement. Significant increases (decreases) in the probability of meeting earnout and contingencies would have resulted in a significantly higher (lower) fair value measurement. As of December 31, 2024 and 2023, the present value of expected payments related to Newmark's contingent consideration was $21.9 million and $25.7 million, respectively (see Note 28 — "Commitments and Contingencies"). As of December 31, 2024 and 2023, the undiscounted value of the payments, assuming that all contingencies are met, would be $25.3 million and $35.9 million, respectively.

Fair Value Measurements on a Non-Recurring Basis
Equity investments carried under the measurement alternative are remeasured at fair value on a non-recurring basis to reflect observable transactions which occurred during the period. Newmark applied the measurement alternative to equity securities with the fair value of $5.2 million and $4.9 million as of December 31, 2024 and 2023, respectively, which was included in "Other assets" on the accompanying consolidated balance sheets. These investments are classified within Level 2 in the fair value hierarchy, because their estimated fair value is based on valuation methods using the observable transaction price at the transaction date.

(24) Related Party Transactions

(a)   Services Agreements

Newmark receives administrative services, including but not limited to, treasury, legal, accounting, information technology, payroll administration, human resources, incentive compensation plans and other support, provided by Cantor and its subsidiaries. Allocated expenses were $26.4 million, $27.2 million and $28.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. These expenses are included as part of "Fees to related parties" on the accompanying consolidated statements of operations.

(b)   Loans, Forgivable Loans and Other Receivables from Employees and Partners

Newmark has entered into various agreements with certain employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution of earnings that the individuals receive on some or all of their limited partnership interests or from the proceeds of the sale of the employees' shares of Newmark Class A common stock, or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loans. From time to time, Newmark may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements.

As of December 31, 2024 and December 31, 2023, the aggregate balance of employee loans was $769.4 million and $651.2 million, respectively, and is included as "Loans, forgivable loans and other receivables from employees and partners, net" on the accompanying consolidated balance sheets. Compensation expense for the above-mentioned employee loans for the years ended December 31, 2024, 2023 and 2022 was $123.9 million, $92.9 million and $84.1 million, respectively. The compensation expense related to these employee loans is included as part of "Compensation and employee benefits" on the accompanying consolidated statements of operations.

(c)   **Transactions with Cantor Commercial Real Estate, L.P.**

Newmark services loans for CCRE on a "fee for service" basis, generally prior to a loan's sale or securitization, and for which no MSR is recognized. Newmark recognized servicing revenues (excluding interest and placement fees) from servicing rights purchased from CCRE on a "fee for service" basis of $2.1 million, $2.7 million and $3.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, which were included as part of "Management services, servicing fees and other" on the accompanying consolidated statements of operations.

On July 22, 2019, CCRE Lending made a $146.6 million commercial real estate loan to a single-purpose company in which Mr. Gosin, Newmark's Chief Executive Officer, owns a 19% interest. This loan is secured by the single-purpose company's interest in property in Pennsylvania that is subject to a ground lease. While CCRE Lending initially provided the full loan amount, on August 16, 2019, a third-party bank purchased approximately 80% of the loan value from CCRE Lending, with CCRE Lending retaining approximately 20%. The remaining 20% was securitized in August 2019 at which point CCRE Lending was no longer involved.

(d)   **Transactions with Executive Officers and Directors**

Howard W. Lutnick, Executive Chairman

On October 23, 2024, pursuant to the Standing Policy for Mr. Lutnick, and in connection with the grant of exchangeability made to Mr. Rispoli pursuant to the terms of Mr. Rispoli's employment agreement, the Company granted exchange rights and/or monetization rights with respect to rights available to Mr. Lutnick, and Mr. Lutnick (i) elected to accept 712,347 exchange rights with respect to 712,347 previously awarded PSUs that were previously non-exchangeable; and (ii) received the right to monetize, and accepted such monetization right regarding, 81,275 previously awarded non-exchangeable PPSUs for a future cash payment of $1,250,000.

On January 2, 2024, pursuant to the Standing Policy for Mr. Lutnick, and in connection with grants of exchangeability made to Mr. Gosin pursuant to the terms of the employment agreement that Mr. Gosin executed on February 10, 2023, the Company granted exchange rights and/or monetization rights with respect to rights available to Mr. Lutnick, and Mr. Lutnick (i) elected to accept 617,262 exchange rights with respect to 617,262 previously awarded PSUs that were previously non-exchangeable; and (ii) received the right to monetize, and accepted such monetization right of 81,275 previously awarded nonexchangeable PPSUs for a future cash payment of $1,250,000. Mr. Lutnick waived all remaining rights, which shall be cumulative. The aggregate number of Mr. Lutnick's units for which he waived exchange rights or other monetization rights was 617,262 non-exchangeable Newmark Holdings PSUs/NPSUs and 81,275 non-exchangeable Newmark Holdings PPSUs with an aggregate determination amount of $1,250,000 at that time.

In connection with the Corporate Conversion, on May 18, 2023, Mr. Lutnick's 1,474,930 BGC Holdings HDUs were redeemed for a cash capital account payment of $9.1 million, $7.0 million of which was paid by Newmark, with the remainder paid by BGC.

On December 27, 2021, the Compensation Committee approved a one-time bonus award to Mr. Lutnick, which was evidenced by the execution and delivery of a Retention Bonus Agreement, dated December 28, 2021, in consideration of his success in managing certain aspects of the Company's performance as its principal executive officer and Chairman. The bonus award rewarded Mr. Lutnick for his efforts in delivering superior financial results for the Company and its stockholders, including in particular his success in creating substantial value for the Company and its stockholders in connection with creating, structuring, hedging and monetizing the forward share contract to receive over time shares of common stock of Nasdaq held by the Company and the strong balance sheet and significant amount of income created from this. A principal reason for structuring the bonus award with a substantial portion to be paid out over three years was also to further incentivize Mr. Lutnick to continue to serve as both the Company's principal executive officer and its Chairman for the benefit of the Company's stockholders.

The Retention Bonus Agreement provided for an aggregate cash payment of $50 million, which was paid as follows: $20 million within three days of the date of the Retention Bonus Agreement and $10 million within thirty days following vesting on each of the first, second and third anniversaries of the date of the Retention Bonus Agreement. As of December 31, 2024, all payment obligations by the Company to Mr. Lutnick under the Retention Bonus Agreement have been fully performed.

In connection with the 2018 year-end compensation cycle, the Compensation Committee previously approved the issuance of 500,000 Newmark Holdings NPSUs and 500,000 Newmark Holdings NPPSUs with a determination price of $10.05 per unit to Mr. Lutnick, effective April 1, 2019. The terms of those awards provided that on or about each April 1 of 2020, 2021, 2022, and 2023, Newmark Holdings shall grant an aggregate award of 125,000 non-exchangeable Newmark Holdings PSUs and 125,000 non-exchangeable PPSUs in replacement of 125,000 Newmark Holdings NPSUs and 125,000 Newmark

Holdings NPPSUs (which, upon replacement, shall be cancelled and no longer exist), provided that (i) Newmark, inclusive of its affiliates thereof, earns, in aggregate, at least $5 million in gross revenues in the calendar quarter in which the applicable award of Newmark Holdings PSUs or PPSUs is to be granted and (ii) except in the event of death prior to the applicable grant date, Mr. Lutnick remains an employee of Newmark or an affiliate thereof and has at all times remained in compliance with the Newmark Holdings partnership agreement. Mr. Lutnick exercised his rights on December 21, 2021, pursuant to the Standing Policy to redeem his remaining 250,000 Newmark Holdings NPPSUs issued effective April 1, 2019. Pursuant to this grant, on April 1, 2023, the Company granted Mr. Lutnick an aggregate award of 125,000 non-exchangeable PSUs in replacement of the remaining 125,000 NPSUs.

Barry M. Gosin, Chief Executive Officer

On December 31, 2024, pursuant to the terms of the 2024 Gosin Employment Agreement, Mr. Gosin received exchange rights on 354,076 Newmark Holdings PSUs, resulting in 354,076 exchangeable Newmark Holdings PSUs.

On September 23, 2024, the Company purchased 795,376 of Barry Gosin's previously awarded LPUs (consisting of 123,336 APSUs, 611,167 PSUs, and 60,873 SPUs) at a price per unit of $14.19 (which was $15.34, the closing price of a share of the Company's Class A common stock on September 23, 2024, multiplied by the then-current Exchange Ratio of 0.9248). The transaction was approved by the Compensation Committee, and was made pursuant to the Company's unit purchase authorization.

On August 7, 2024, Mr. Gosin entered into the 2024 Gosin Employment Agreement with Newmark OpCo and Newmark Holdings, which superseded and replaced the 2023 Gosin Employment Agreement. The 2024 Gosin Employment Agreement extends the initial term of Mr. Gosin's employment under the 2023 Gosin Employment Agreement to run through December 31, 2026, and removes provisions in the 2023 Gosin Employment Agreement that related to Mr. Gosin's right to terminate the agreement on December 31, 2024, by providing at least six months' prior notice. In connection with the execution of the 2024 Gosin Employment Agreement and as consideration for his continued service, in addition to the awards previously provided for by the 2023 Gosin Employment Agreement, the Compensation Committee approved the grant to Mr. Gosin of (i) a one-time cash payment of $5,000,000; (ii) an award of 1,694,915 NPSUs, calculated by dividing the total NPSU award by the closing stock price on August 7, 2024, of which $5,000,000 of NPSUs are attributable to calendar year 2025 and $15,000,000 of NPSUs are attributable to calendar year 2026; and (iii) a cash bonus in the gross amount of $1,500,000 with respect to calendar year 2026, payable in calendar year 2027 at such time as bonuses with respect to calendar year 2026 are generally distributed to other similarly situated employees of Newmark OpCo in connection with the year-end compensation review process. Mr. Gosin's annual total contractual compensation would be $17,500,000 for each of calendar years 2024, 2025, and 2026 (comprised of $1,000,000 salary and $16,500,000 in combined NPSUs and cash awards attributed by the Company) and consistent with his total compensation for calendar year 2023 pursuant to the 2023 Gosin Employment Agreement.

Subject to the terms of the 2024 Gosin Employment Agreement and the grant documents under which the grant of NPSUs to Mr. Gosin was awarded, 25% of such NPSUs shall convert into non-exchangeable PSUs on December 31, 2025, and 75% of such NPSUs shall convert into non-exchangeable PSUs on December 31, 2026, in each case as adjusted by the then current exchange ratio, subject to the requirement that, as of each applicable conversion date (i) the Company (including its affiliates) earns, in the aggregate, at least $10,000,000 in gross revenues in the calendar quarter in which the applicable conversion is to occur, and (ii) except as otherwise provided in the 2024 Gosin Employment Agreement, Mr. Gosin continues to perform substantial services exclusively for Newmark OpCo or any of its affiliates, remains a partner in Newmark Holdings, and complies with the terms of the 2024 Gosin Employment Agreement and any of his obligations to Newmark Holdings, Newmark OpCo or any affiliate. 25% of each of the 2025 and 2026 tranches in non-exchangeable PSUs received upon conversion of such NPSUs will receive exchange rights on December 31 of each year after such conversion, consistent with the schedule for the grant of exchange rights provided for the NPSUs Mr. Gosin received in connection with the 2023 Gosin Employment Agreement, which remains unchanged other than that 1,145,476 of Mr. Gosin's NPSUs previously awarded under the 2023 Gosin Employment Agreement were adjusted by the exchange ratio and converted into 1,238,620 non-exchangeable PSUs in connection with the signing of the 2024 Gosin Employment Agreement, rather than on their previously scheduled conversion date of December 31, 2024. 25% of such PSUs will continue to receive exchange rights on December 31 of each year starting December 31, 2026, as previously contemplated in the 2023 Gosin Employment Agreement.

On December 31, 2023, 1,145,494 of Mr. Gosin's Newmark Holdings NPSUs were converted into 1,240,901 Newmark Holdings PSUs as adjusted by the then applicable exchange ratio of 0.9231 pursuant to the 2023 Gosin Employment Agreement.

Pursuant to the 2023 Gosin Employment Agreement, on April 1, 2023, 1,145,494 of Mr. Gosin's Newmark Holdings NPSUs were converted into 1,237,644 Newmark Holdings PSUs as adjusted by the then applicable exchange ratio of 0.9252. On December 31, 2023, Mr. Gosin received exchange rights on 1/7th of the 1,237,644 Newmark Holdings PSUs converted on April 1, 2023, resulting in 176,804 exchangeable Newmark Holdings PSUs.

Pursuant to the 2023 Gosin Employment Agreement, on March 30, 2023, (a) 203,186 of Mr. Gosin's non-exchangeable Newmark Holdings PSUs were redeemed and an aggregate of 189,024 shares of Class A common stock of Newmark were issued, as adjusted by the then applicable exchange ratio of 0.9303, and (b) $3,125,001 associated with Mr. Gosin's non-exchangeable Newmark Holdings PPSUs was redeemed and used for tax purposes.

On February 10, 2023, Mr. Gosin entered into the 2023 Gosin Employment Agreement with Newmark OpCo and Newmark Holdings. In connection with the 2023 Gosin Employment Agreement, the Compensation Committee approved (i) for a term through at least 2024, with the term running through 2025, an annual cash bonus of $1,500,000; (ii) an upfront advance award of four tranches of 1,145,476 Newmark NPSUs each (calculated by dividing $10,000,000 by the Company's stock price of $8.73 on February 10, 2023) attributable to each year of the term and (iii) the continued ability to receive discretionary bonuses, if any, subject to approval of the Compensation Committee. In accordance with the 2023 Gosin Employment Agreement, Mr. Gosin's non-exchangeable NPSUs award has the following features: (i) 25% of such non-exchangeable NPSUs shall convert into non-exchangeable PSUs, with the first 25% installment effective as of April 1, 2023 and the remaining three 25% installments effective as of December 31 of 2023 through 2025, as adjusted upwards by dividing such number of NPSUs by the then-current exchange ratio upon the applicable December 31, provided that, as of each applicable December 31: (x) Newmark, inclusive of its affiliates, earns, in the aggregate, at least $10,000,000 in gross revenues in the calendar quarter in which the applicable award of PSUs is to be granted and (y) Mr. Gosin is still performing substantial services exclusively for Newmark OpCo or an affiliate, has not given notice of termination of his services except for circumstances set forth in the 2023 Gosin Employment Agreement, and has not breached his obligations under the Newmark Holdings limited partnership agreement; and (ii) such PSUs as converted from NPSUs shall become exchangeable in ratable portions beginning December 31, 2023 and ending December 31, 2029, in accordance with the terms and conditions as set forth in the 2023 Gosin Employment Agreement.

Michael J. Rispoli, Chief Financial Officer

On October 1, 2024, Mr. Rispoli received exchangeability on 4,378 PSUs and 4,378 PPSUs, in accordance with the previously approved monetization schedule in connection with the signing of his employment agreement, and 14,285 of Mr. Rispoli's RSUs vested pursuant to the vesting schedule of the RSUs granted under his employment agreement.

On October 1, 2023, Mr. Rispoli received exchangeability on 6,563 PSUs and 2,194 PPSUs, in accordance with the previously approved monetization schedule in connection with the signing of his employment agreement, as described below, and 14,290 of Mr. Rispoli's RSUs vested pursuant to the vesting schedule of the RSUs granted under his employment agreement.

On September 29, 2022, Mr. Rispoli entered into an employment agreement with Newmark OpCo and Newmark Holdings. In connection with the employment agreement, the Compensation Committee approved the following for Mr. Rispoli: (i) an award of 500,000 Newmark RSUs, divided into tranches of 100,000 RSUs each that vest on a seven-year schedule; and (ii) an award of 250,000 Newmark RSUs, divided into tranches of 50,000 RSUs each that vest on a seven-year schedule.

In connection with signing the employment agreement on September 29, 2022, Mr. Rispoli received immediate exchangeability on 25% of his then currently held 88,079 non-exchangeable PSUs and 87,049 non-exchangeable PPSUs (such 25% totaled 23,560 PPSUs with a value of $283,527 and 20,221 PSUs), and will receive monetization rights on another 25% of such units held as of September 29, 2022, split pro rata into one-fifth (1/5) increments, on or as soon as practicable after October 1 of each of 2023-2027, to the extent such units had not previously been given monetization rights, with each monetization contingent upon Mr. Rispoli performing substantial services exclusively for the Company or any affiliate, remaining a partner in Newmark Holdings, and complying with the terms of his employment agreement and any of his obligations to Newmark Holdings, us or any affiliate through such dates.

Stephen M. Merkel, Chief Legal Officer

On January 2, 2024, Mr. Merkel sold 35,006 shares of Class A common stock to the Company. The sale price per share of $10.85 was the closing price of a share of Class A common stock on January 2, 2024. The transaction was approved by the Audit and Compensation Committees of the Board and was made pursuant to the Company's stock buyback authorization.

Transactions Related to Ordinary Course Real Estate Services

On November 4, 2020, the Audit Committee authorized entities in which executive officers have a non-controlling interest to engage Newmark to provide ordinary course real estate services to them as long as Newmark's fees are consistent with the fees that Newmark ordinarily charges for these services.

(e) Investment in CF Real Estate Finance Holdings, L.P.

Contemporaneously with the acquisition of Berkeley Point, on September 8, 2017, Newmark invested $100.0 million in a newly formed commercial real estate-related financial and investment business, Real Estate LP, which is controlled and managed by Cantor. Real Estate LP may conduct activities in any real estate related business or asset backed securities related business or any extensions thereof and ancillary activities thereto. Newmark held a redemption option through which Real Estate LP would redeem in full Newmark's investment in Real Estate LP in exchange for Newmark's capital account balance in Real Estate LP as of such redemption time. On July 20, 2022, this redemption option was exercised.

In December 2022, the Audit Committee authorized a subsidiary of Newmark to rescind its July 20, 2022 written notice exercising the optional redemption of its 27.2% ownership interest in Real Estate LP and amend the joint venture agreement between Newmark and Real Estate LP to provide for a redemption option for this investment after July 1, 2023, with proceeds to be received within 20 days of the redemption notice. A payment of a $44.0 thousand administrative fee was made to Newmark in connection with such amendment. On July 1, 2023, Newmark exercised its redemption option and received payment of $105.5 million from Cantor during the year ended December 31, 2023, terminating Newmark's interest in Real Estate LP.

(f) Other Related Party Transactions

Receivables from related parties were $0.3 million as of December 31, 2024. There were no receivables from related parties as of December 31, 2023. There were no payables to related parties as of December 31, 2024. Payables to related parties were $6.6 million as of December 31, 2023.

For a detailed discussion about Newmark's Payables to related parties, see Note 1 — "Organization and Basis of Presentation," Note 2 — "Limited Partnership Interests in Newmark and BGC Holdings" and Note 19 — "Debt."

In February 2019, the Audit Committee authorized Newmark and its subsidiaries to originate and service GSE loans for Cantor and its affiliates (other than BGC) and service loans originated by Cantor and its affiliates (other than BGC) on prices, rates and terms no less favorable to Newmark and its subsidiaries than those charged by third parties. The authorization is subject to certain terms and conditions, including but not limited to: (i) a maximum amount up to $100.0 million per loan, (ii) a $250.0 million limit on loans that have not yet been acquired or sold to a GSE at any given time, and (iii) a separate $250.0 million limit on originated Fannie Mae loans outstanding to Cantor at any given time.

On November 30, 2018, Newmark entered into the Cantor Credit Agreement. The Cantor Credit Agreement provides for each party to issue loans to the other party at the lender's discretion. Pursuant to the Cantor Credit Agreement, the parties and their respective subsidiaries (with respect to Cantor, other than BGC and its subsidiaries) may borrow up to an aggregate principal amount of $250.0 million from each other from time to time at an interest rate which is the higher of Cantor's or Newmark's short-term borrowing rate then in effect, plus 1%.

On December 20, 2023, Newmark entered into a first amendment to the Cantor Credit Agreement and drew $130.0 million of Newmark Revolving Loans available under the Cantor Credit Agreement. The Company used the proceeds from such borrowing, along with cash on hand, to repay the principal and interest related to all of the remaining balance under the Credit Facility. On January 12, 2024, the outstanding balance under the Cantor Credit Agreement was repaid with the proceeds of the offering of the 7.500% Senior Notes. As of December 31, 2024, there was no outstanding balance under the Cantor Credit Agreement.

As part of the Knotel acquisition in March 2021, Newmark assigned the rights to acquire certain Knotel assets to a subsidiary of Cantor, on the terms that if the subsidiary monetized the sale of these assets, Newmark would receive 10% of the proceeds of the sale after the subsidiary recoups its investment in the assets.

On June 28, 2021, Newmark hired Mr. Kyle Lutnick as a full-time employee, providing for salary, bonus, reimbursement of ordinary course expenses and travel, and a potential profit participation consistent with other entrepreneurial arrangements in the event of certain liquidity events related to businesses developed by him. This employment arrangement was approved by the Audit Committee. For 2024, total compensation under the arrangement was approximately $817,000.

In January 2022, Cantor entered into an arrangement to sublease excess space from RKF Retail Holdings LLC, a subsidiary of Newmark. The deal was a six-month sublease of approximately 21,000 rentable square feet in New York City. Under the terms of the sublease, Cantor paid all operating and tax expenses attributable to the lease. The sublease was amended to provide for a rate of $81,600 per month based on the size of utilized space, in addition to terms extending on a month-to-month basis. In June 2023, the sublease was extended three months to September 30, 2023. As of December 31, 2023 the sublease had been terminated. Newmark received $0.7 million and $1.0 million from Cantor for the years ended December 31, 2023 and 2022, respectively.

In June 2024, Cantor entered into an arrangement to the sublease effective as of February 14, 2024. The deal was a twelve year sublease of approximately 6,200 of rentable square feet in San Francisco, California. The sublease was provided for a rate of $36,000 per month. As of December 31, 2024, Newmark received $0.5 million from Cantor.

Pre-IPO Intercompany Agreements

In December 2017, prior to the Separation and Newmark IPO, all intercompany arrangements and agreements that were previously approved by the Audit Committee of BGC Partners with respect to BGC Partners and its subsidiaries and Cantor and its subsidiaries were also approved by our Board with respect to the relationships between us and our subsidiaries and Cantor and its subsidiaries following our IPO on the terms and conditions approved by the Audit Committee of BGC Partners during such time that our business was owned by BGC Partners. These arrangements include, but are not limited to, the following: (i) an authorization to provide Cantor real estate and related services, including real estate advice, brokerage, property or facilities management, valuation and advisory and other services; (ii) an authorization to enter into brokerage and similar agreements with respect to the provision of ordinary course brokerage services in circumstances in which such entities customarily provide brokerage services to third-party customers; (iii) an authorization to enter into agreements with Cantor and/or its affiliates, to provide services, including finding and reviewing suitable acquisition or partner candidates, structuring transactions and negotiating and due diligence services in connection with acquisitions and other business strategies in commercial real estate and other businesses from time to time; and (iv) an arrangement to jointly manage exposure to changes in foreign exchange rates.

Services Agreement with Cantor Fitzgerald Europe (DIFC Branch)

In May 2020, the Audit Committee authorized Newmark & Co., a subsidiary of Newmark, to enter into an agreement with Cantor Fitzgerald Europe (DIFC Branch) pursuant to which Cantor Fitzgerald Europe (DIFC Branch) will employ and support an individual who is a resident of Dubai in order to enhance Newmark's capital markets platform, in exchange for a fee. Cantor Fitzgerald Europe (DIFC Branch) and Newmark & Co. negotiated a services agreement memorializing the arrangement between the parties. The services agreement provides that Newmark & Co. will reimburse Cantor Fitzgerald Europe (DIFC Branch) for the individual's fully allocated costs, plus a mark-up of 7%. In addition, the Audit Committee of the Company authorized the Company and its subsidiaries to enter into similar arrangements in respect of any jurisdiction, in the future, with Cantor and its subsidiaries, provided that the applicable agreements contain customary terms for arrangements of this type and that the mark-up charged by the party employing one or more individuals for the benefit of the other is between 3% and 7.5%, depending on the level of support required for the employed individual(s).

Transactions with CF&Co

On March 28, 2019, Newmark filed a registration statement on Form S-3 with the SEC pursuant to which CF&Co could make offers and sales of Newmark's 6.125% Senior Notes in connection with ongoing market-making transactions which could have occurred from time to time. Such market-making transactions in these securities could occur in the open market or be privately negotiated at prevailing market prices at a time of resale or at related or negotiated prices. Neither CF&Co, nor any of our affiliates, had any obligation to make a market in Newmark's securities, and CF&Co or any such other affiliate could discontinue market-making activities at any time without notice. Newmark did not receive any proceeds from market-making activities in these securities by CF&Co (or any of its affiliates). This registration statement expired in March 2022. On March 25, 2022, Newmark filed a new registration statement on Form S-3 with the SEC, which was effective upon filing, to replace the one that was expiring. The 6.125% Senior Notes to which this registration statement on Form S-3 related matured on November 15, 2023.

On August 8, 2024, Newmark filed a registration statement on Form S-3 with the SEC, which was effective upon filing, pursuant to which CF&Co may make offers and sales of Newmark's 7.500% Senior Notes in connection with ongoing market-making transactions which may occur from time to time. Such market-making transactions in these securities may occur in the open market or be privately negotiated at prevailing market prices at a time of resale or at related or negotiated prices. Neither CF&Co, nor any of our affiliates, has any obligation to make a market in Newmark's securities, and CF&Co or any such other affiliate may discontinue market-making activities at any time without notice. Newmark does not receive any proceeds from market-making activities in these securities by CF&Co (or any of its affiliates).

Placement Agent Authorization with CF&Co

On August 8, 2023, the Audit Committee authorized Newmark to engage CF&Co as a non-exclusive placement agent on behalf of Newmark or its subsidiaries in connection with certain capital markets transactions (with the ability to also mandate certain third-party banks as additional advisors and co-placement agents alongside CF&Co), pursuant to customary terms and conditions, including percentage of proceeds, and provided the terms are no less favorable to Newmark than terms that an unaffiliated third-party investment bank would provide to Newmark in similar transactions.

Cantor Rights to Purchase Cantor Units from Newmark Holdings

Cantor has a right to purchase from Newmark Holdings exchangeable limited partnership interests, with the associated exchange rights issued in reliance on the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof for transactions not involving a public offering, in the event that any Newmark Holdings Founding Partner interests that have not become exchangeable are redeemed by Newmark Holdings upon termination or bankruptcy of a Founding Partner or upon mutual consent of the general partner of Newmark Holdings and Cantor. Cantor has the right to purchase such Newmark Holdings exchangeable limited partnership interests at a price equal to the lesser of (1) the amount that Newmark Holdings would be required to pay to redeem and purchase such Newmark Holdings Founding Partner interests and (2) the amount equal to (a) the number of units underlying such Founding Partner interests, multiplied by (b) the Exchange Ratio as of the date of such purchase, multiplied by (c) the then-current market price of our Class A common stock. Cantor may pay such price using cash, publicly traded shares or other property, or a combination of the foregoing. If Cantor (or the other member of the Cantor group acquiring such limited partnership interests, as the case may be) so purchases such limited partnership interests at a price equal to clause (2) above, neither Cantor nor any member of the Cantor group nor Newmark Holdings nor any other person is obligated to pay Newmark Holdings or the holder of such Founding Partner interests any amount in excess of the amount set forth in clause (2) above.

In addition, the Newmark Holdings limited partnership agreement provides that (1) where either current, terminating or terminated partners are permitted by us to exchange any portion of their Founding Partner units and Cantor consents to such exchangeability, we will offer to Cantor the opportunity for Cantor to purchase the same number of new exchangeable limited partnership interests in Newmark Holdings at the price that Cantor would have paid for exchangeable limited partnership interests in the event we had redeemed the Founding Partner units; and (2) the exchangeable limited partnership interests to be offered to Cantor pursuant to clause (1) above would be subject to, and granted in accordance with, applicable laws, rules and regulations then in effect.

If Cantor acquires any units as a result of the purchase or redemption by Newmark Holdings of any Founding Partner interests, Cantor will be entitled to the benefits (including distributions) of the units it acquires from the date of termination or bankruptcy of the applicable Founding Partner. In addition, any such units will be exchangeable by Cantor for a number of shares of our Class B common stock or, at Cantor's election, shares of our Class A common stock, in each case, equal to the then-current Exchange Ratio, on the same basis as the limited partnership interests held by Cantor, and will be designated as Newmark Holdings exchangeable limited partnership interests when acquired by Cantor. The Exchange Ratio was initially one, but is subject to adjustment as set forth in the Separation and Distribution Agreement and was 0.9279 as of December 31, 2024. This may permit Cantor to receive a larger share of income generated by our business at a less expensive price than through purchasing shares of our Class A common stock, which is a result of the price payable by Cantor to Newmark.

On April 16, 2023, Cantor purchased from Newmark Holdings an aggregate of (i) 309,631 exchangeable limited partnership interests for aggregate consideration of $1.3 million as a result of the redemption of 309,631 Founding Partner interests, and (ii) 38,989 exchangeable limited partnership interests for aggregate consideration of $0.2 million as a result of the exchange of 38,989 Founding Partner interests.

On June 30, 2023, Cantor purchased from Newmark Holdings an aggregate of 74,026 exchangeable limited partnership interests for aggregate consideration of $0.3 million as a result of the redemption of 74,026 Founding Partner interests.

On October 23, 2024, Cantor purchased from Newmark Holdings an aggregate of (i) 500,617 exchangeable limited partnership interests for aggregate consideration of $1,824,045 as a result of the redemption of 500,617 Founding Partner interests, and (ii) 162,086 exchangeable limited partnership interests for aggregate consideration of $506,022 as a result of the exchange of 162,086 Founding Partner interests.

Also on October 23, 2024, Cantor exercised exchange rights with respect to 13,861 exchangeable limited partnership interests held by it, at the then-current Exchange Ratio of 0.9257, for 12,831 shares of Class A common stock, which Newmark issued to Cantor in reliance on the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof for transactions not involving a public offering. Cantor was obligated to distribute shares of Class A common stock to certain current and former partners of Cantor to satisfy certain deferred stock distribution obligations provided to such partners (i) on April 1, 2008, and (ii) on February 14, 2012 in connection with Cantor's payment of previous quarterly partnership distributions. Certain Cantor partners had elected to receive their distributed shares in 2008 and 2012, respectively, and others had elected to defer receipt of their shares until a future date. Cantor immediately delivered the 12,831 shares of Class A common stock to such a former partner in satisfaction of his deferred stock distribution rights.

As of December 31, 2024, Cantor was obligated to distribute 7,221,277 shares of Class A common stock to satisfy its remaining deferred stock distribution obligations.

As of December 31, 2024, there were no Founding Partner interests in Newmark Holdings remaining in which the partnership had the right to redeem or exchange and with respect to which Cantor had the right to purchase an equivalent number of Cantor Units following such redemption or exchange.

First Amendment to Amended and Restated Agreement of Limited Partnership of Newmark Holdings

On March 10, 2023, Newmark Holdings entered into the LPA Amendment to the Newmark Holdings limited partnership agreement. The LPA Amendment revises certain restrictive covenants pertaining to the "Partner Obligations" and "Competitive Activity" provisions in the Newmark Holdings limited partnership agreement. Specifically, the LPA Amendment (i) reduces the length of the post-termination period during which a partner must refrain from soliciting or doing business with customers, soliciting employees, engaging in a "Competing Business" (as defined therein), or otherwise refraining from harming the partnership; and (ii) revises the scope of the non-compete provisions under the "Partner Obligations" and "Competitive Activity" provisions in the Newmark Holdings limited partnership agreement to cover "Competing Businesses" for which a partner performs the same or similar services as provided to a "Protected Affiliate" (as defined therein) and (a) involving a product, product line or type, or service of a "Protected Affiliate" within a specific geographic area, (b) involving a "Client" or a "Client Representative" (each as defined therein) of a Protected Affiliate, or (c) for which the disclosure of confidential information is likely to be inevitable. The LPA Amendment was approved by the Board of Directors and Audit and Compensation Committees.

Referral Fees to Cantor

In September 2021, the Audit Committee authorized Newmark and its subsidiaries to pay referral fees to Cantor and its subsidiaries (other than Newmark and its subsidiaries) in respect of referred business, pursuant to ordinary course arrangements in circumstances where Newmark would customarily pay referral fees to unrelated third parties and where Newmark is paying a referral fee to Cantor in an amount that is no more than the applicable percentage rate set forth in Newmark's intra-company referral policies, as then in effect, with such fees to be at referral rates no less favorable to Newmark than would be paid to unrelated third parties.

Acquisition of Spring11 Ownership Interest from Cantor

In February 2023, Newmark's subsidiary, Newmark S11, entered into an equity purchase agreement with CFS11, a subsidiary of Cantor, pursuant to which Newmark acquired CFS11's 33.78% ownership interest in Newmark S11 LP, LLC, the joint venture that owns a controlling interest in Spring11, for a total purchase price of $11,530,598. CFS11's 33.78% ownership in Newmark S11 LP, LLC was 25.62% of Spring11's economic interest. The transaction, which also included Newmark S11 buying the remaining noncontrolling interests from other third-party owners on substantially the same terms, resulted in Newmark S11 owning 100% of Spring11. The CFS11 transaction was approved by the Audit Committee.

7.500% Senior Notes

On January 12, 2024, the Company issued an aggregate of $600.0 million principal amount of 7.500% Senior Notes due 2029. In connection with this issuance of 7.500% Senior Notes, the Company recorded approximately $0.5 million in underwriting fees payable to CF&Co. These fees were recorded as a deduction from the carrying amount of the debt liability, which is amortized as interest expense over the term of the notes. Cantor purchased $125.0 million aggregate principal amount of such senior notes. On August 8, 2024, the Company filed a registration statement on Form S-3 with the SEC, which was effective upon filing, pursuant to which Cantor, or its successors, assigns, and direct and indirect transferees, may resell their 7.500% Senior Notes from time to time. The Company will not receive any of the proceeds from the resale of the 7.500% Senior Notes, and the selling security holders will pay any underwriting discounts and commissions, brokerage commissions, and transfer taxes, if any, applicable to the notes sold by them. Cantor still holds such notes as of December 31, 2024.

Services Agreement with Cantor Fitzgerald Europe for the Provision of Real Estate Investment Banking Services

On February 21, 2024, the Audit Committee of the Company authorized NHL, a subsidiary of Newmark, to enter into an agreement with CFE pursuant to which CFE will employ and support an individual to enhance Newmark's capital markets platform by providing real estate investment banking services for the benefit of Newmark's client. Under this agreement, NHL will reimburse CFE for the individual's fully allocated costs, plus a mark-up of 7% and CFE will be entitled to 10% of revenues generated by such individual on behalf of Newmark. In addition, the Audit Committee of the Company authorized NHL to include additional individuals to perform such services on substantially the same terms; provided that, in any case, the mark-up charged for such additional individuals is between 3.0% and 7.5%, depending on the level of support required for such individuals.

(25) Income Taxes

The accompanying consolidated financial statements include U.S. federal, state and local income taxes on Newmark's allocable share of its U.S. results of operations, as well as taxes payable to jurisdictions outside the U.S. In addition, certain of Newmark's entities are taxed as U.S. partnerships and are subject to primarily the UBT in New York City. Therefore, the tax liability or benefit related to the partnership income or loss, except for the UBT, rests with the partners, rather than the partnership entity (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" for a discussion of partnership interests). Income taxes are accounted for using the asset and liability method, as prescribed in U.S. GAAP guidance for *Income Taxes*. The provision for income taxes consisted of the following (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Current:						
U.S. federal	$	22,931	$	28,317	$	38,954
U.S. state and local		9,748		11,634		21,394
Foreign		10,343		3,881		1,044
UBT		1,714		2,466		5,161
Total	$	44,736	$	46,298	$	66,553
Deferred:						
U.S. federal		2,660		(2,592)		(18,165)
U.S. state and local		222		(2,074)		(5,974)
Foreign		(2,275)		(91)		(131)
UBT		440		(438)		(229)
Total	$	1,047	$	(5,195)	$	(24,499)
Provision for income taxes	$	45,783	$	41,103	$	42,054

Newmark had pre-tax income of $131.3 million, $103.5 million and $154.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Newmark had pre-tax income/(loss) from foreign operations of $(14.3) million, $(8.4) million and $(37.5) million for the years ended December 31, 2024, 2023 and 2022, respectively.

Differences between Newmark's actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Tax expense at federal statutory rate	$	27,567	$	21,728	$	32,467
Non-controlling interest		(10,246)		(5,909)		(11,054)
Incremental impact of foreign taxes compared to the federal rate		(3,723)		(2,127)		(270)
Other permanent differences		2,602		(829)		(3,182)
U.S. state and local taxes, net of U.S. federal benefit		6,098		5,872		4,258
New York City UBT		1,762		1,041		1,045
Section 162(m) compensation deduction limitation		8,149		5,806		1,519
Revaluation of deferred taxes related to ownership changes		2,134		2,752		5,641
Other rate change		581		(1,408)		(594)
Valuation allowance		7,904		6,881		9,985
Prior year true ups		3,901		7,439		3,232
Windfall Tax Benefit		(4,201)		828		(2,088)
Uncertain Tax Positions		3,468		—		—
Other		(213)		(971)		1,095
Provision for income tax	$	45,783	$	41,103	$	42,054

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

137

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized.

Significant components of Newmark's deferred tax asset and liability consisted of the following (in thousands):

| | December 31, | |
	2024	2023
Deferred tax asset		
Basis difference of investments	$ 36,266	$ 42,734
Deferred compensation	130,510	125,304
Other deferred and accrued expenses	11,576	15,944
Net operating loss and credit carry-forwards	37,599	22,379
Other	1,238	—
Total deferred tax asset	217,189	206,361
Valuation Allowance	(38,261)	(25,385)
Deferred tax asset, net of allowance	$ 178,928	$ 180,976
Deferred tax liability		
Depreciation and amortization	80,016	77,469
Other	—	3,278
Deferred tax liability[1]	$ 80,016	$ 80,747
Net deferred tax asset	$ 98,912	$ 100,229

[1] Before netting within tax jurisdictions.

Newmark has NOLs in non-U.S. jurisdictions of an approximate tax effected value of $36.9 million, of which $30.4 million has an indefinite life. The rest of the $6.5 million primarily consists of the Canada NOL which has a 20 year life. Management assesses the available positive and negative evidence to determine whether existing deferred tax assets will be realized. Accordingly, substantially all of the total valuation allowance of $38.3 million relates to certain NOLs in non-U.S. jurisdictions. Newmark's net deferred tax asset and liability are included on the accompanying consolidated balance sheets as components of "Other assets" and "Other liabilities," respectively.

The Company files income tax returns in the United States federal jurisdiction and various states, local and foreign jurisdictions. The Company is currently open to examination by tax authorities in United States federal, state and local jurisdictions and certain non-U.S. jurisdictions for tax years beginning 2021, 2018 and 2021, respectively.

The Company has elected to treat taxes associated with the Global Intangible Low-Taxed Income (GILTI) provision using the Period Cost Method and thus has not recorded deferred taxes for basis differences under this regime as of December 31, 2024.

Pursuant to U.S. GAAP guidance on *Accounting for Uncertainty in Income Taxes*, Newmark provides for uncertain tax positions based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.

A reconciliation of the beginning to the ending amounts of gross unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

Balance, January 1, 2022	$ —
Balance, December 31, 2022	$ —
Balance, December 31, 2023	—
Increases related to current year	2,577
Balance, December 31, 2024	$ 2,577

As of December 31, 2024, the Company's unrecognized tax benefits, excluding interest and penalties, were $2.6 million, of which $2.6 million, if recognized, would affect the effective tax rate. The Company does not believe that the amounts of unrecognized tax benefits will materially change over the next 12 months.

Newmark recognizes interest and penalties related to income tax matters in "Provision for income taxes" on the accompanying consolidated statements of operations. As of December 31, 2024, Newmark had accrued $0.9 million for income tax-related interest and penalties of which $0.9 million was accrued during 2024.

(26) Accounts Payable, Accrued Expenses and Other Liabilities

The accounts payable, accrued expenses and other liabilities consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accounts payable and accrued expenses	$ 272,324	$ 266,486
Outside broker payable	64,897	70,569
Payroll taxes payable	126,289	106,247
Corporate taxes payable	1,393	11,851
Derivative liability	4,603	21,327
Right-of-use liabilities	108,434	107,084
Total	$ 577,940	$ 583,564

Other long-term liabilities consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accrued compensation	$ 111,839	$ 112,528
Payroll and other taxes payable	52,887	59,277
Financial guarantee liability	26,315	28,551
Deferred rent	6,349	6,381
Contingent consideration	21,935	25,740
Other	11,790	9,264
Total	$ 231,115	$ 241,741

(27) Compensation

Newmark's Compensation Committee may grant various equity-based awards to employees of Newmark, including RSUs, restricted stock, limited partnership units and shares of Newmark Class A common stock upon exchange or redemption of Newmark Holdings limited partnership units (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings"). On December 13, 2017, as part of the Separation, the Equity Plan was approved by Newmark's then sole stockholder, BGC, for Newmark to issue up to 400.0 million shares of Newmark Class A common stock which have been registered on Forms S-8. On October 17, 2024, at the annual meeting of stockholders, the stockholders approved amending and restating the Equity Plan to, among other things, increase from 400.0 million to 500.0 million the aggregate number of shares of Newmark Class A common stock that may be delivered or cash-settled pursuant to awards granted during the life of the Equity Plan. On October 18, 2024, Newmark registered an additional 100.0 million shares on Form S-8. As of December 31, 2024, an aggregate of 500.0 million shares were registered on Forms S-8. As of December 31, 2024, awards with respect to 110.4 million shares had been granted and 389.6 million shares were available for future awards under the Equity Plan. Upon vesting of RSUs, issuance of restricted stock and exchange or redemption of limited partnership units, Newmark generally issues new shares of its Class A common stock.

Prior to the Separation, BGC's Compensation Committee granted various equity-based awards to employees of Newmark, including RSUs, restricted stock, limited partnership units and exchange rights for shares of BGC Class A common stock upon exchange of BGC Holdings limited partnership units (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings").

As a result of the Separation, limited partnership interests in Newmark Holdings were distributed to the holders of limited partnership interests in BGC Holdings. Each holder of BGC Holdings limited partnership interests at that time held a BGC Holdings limited partnership interest and 0.4545 of a corresponding Newmark Holdings limited partnership interest.

The Exchange Ratio is the number of shares of Newmark Common Stock that a holder will receive upon exchange of one Newmark Holdings exchangeable unit. The Exchange Ratio was initially one, but is subject to adjustment as set forth in the Separation and Distribution Agreement and was 0.9279 as of December 31, 2024.

As a result of a series of transactions prior to and in anticipation of the Corporate Conversion, all BGC Holdings units held by Newmark employees were redeemed or exchanged, in each case, for shares of BGC Class A common stock.

Newmark incurred compensation expense related to Class A common stock, limited partnership units and RSUs held by Newmark employees as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Issuance of common stock and exchangeability expenses	$ 110,973	$ 85,918	$ 92,308
Limited partnership units amortization	23,203	14,267	8,322
RSU amortization	29,568	24,620	21,807
Total compensation expense	163,744	124,805	122,437
Allocations of net income to limited partnership units and FPUs [1]	21,654	14,942	15,875
Equity-based compensation and allocations of net income to limited partnership units and FPUs	$ 185,398	$ 139,747	$ 138,312

[1] Certain limited partnership units receive quarterly allocations of net income and are generally contingent upon services being provided by the unit holders, including the Preferred Distribution.

(a) Limited Partnership Units

A summary of the activity associated with limited partnership units held by Newmark employees is as follows:

	Newmark Holdings Units	BGC Holdings Units
Balance, January 1, 2023	30,687,954	5,459,388
Issued	16,092,841	1,506
Redeemed/exchanged units	(3,676,057)	(5,459,895)
Forfeited units/other	(727,772)	(999)
Balance, December 31, 2023[1]	42,376,966	—
Issued	16,440,711	—
Redeemed/exchanged units	(6,166,506)	—
Forfeited units/other	(854,717)	—
December 31, 2024[2]	51,796,454	—
Total exchangeable units outstanding[1]:		
December 31, 2023	12,189,148	—
December 31, 2024	13,906,798	—

[1] The Limited Partnership Units table above also includes partnership units issued as consideration for acquisitions. As of December 31, 2024, there were 2.7 million such partnership units in Newmark Holdings outstanding, of which 1.8 million units were exchangeable. There were no partnership units in BGC Holdings outstanding. As of December 31, 2023, there were 3.1 million such partnership units in Newmark Holdings outstanding, of which 1.5 million units were exchangeable.

[2] As of December 31, 2024, the total Limited Partnership Units included 2.4 million Newmark Preferred Units.

The Limited Partnership Units table above includes both regular and Preferred Units. The Preferred Units are not entitled to participate in partnership distributions other than with respect to the Preferred Distribution (see Note 2 — "Limited Partnership Interests in Newmark Holdings and BGC Holdings" for further information on Preferred Units). Subsequent to the Spin-Off, there are remaining partners who hold limited partnership interests in Newmark Holdings who are BGC employees. Subsequent to the Spin-Off but prior to the closing of the Corporate Conversion, there were remaining partners who held limited partnership interests in BGC Holdings who are Newmark employees. These limited partnership interests represented interests that were held prior to the Newmark IPO or were distributed in connection with the Separation. Following the Newmark IPO, employees of Newmark and BGC received limited partnership interests in Newmark Holdings and BGC Holdings, respectively. As a result of the Spin-Off, as the existing limited partnership interests in Newmark Holdings held by BGC employees and the existing limited partnership interests in BGC Holdings held by Newmark employees were exchanged/redeemed, the related capital could be contributed to and from Cantor, respectively. The compensation expenses under GAAP related to the limited partnership interests are based on the company where the partner is employed. Therefore, compensation expenses related to the limited partnership interests of both Newmark and BGC but held by a Newmark employee are recognized by Newmark. The Newmark Holdings limited partnership interests held by BGC employees are included in the Newmark share count. The BGC Holdings limited partnership interests held by Newmark employees were included in the BGC share count until the Corporate Conversion.

A summary of units held by Newmark employees redeemed in connection with the issuance of Newmark or BGC Class A common stock (at the current Exchange Ratio) or granted exchangeability for Newmark or BGC Class A common stock is as follows:

	Year Ended December 31,		
	2024	2023	2022
BGC Holdings Units	—	127,960	142,194
Newmark Holdings Units	9,835,548	11,232,651	9,234,602
Total	9,835,548	11,360,611	9,376,796

Compensation expense related to the issuance of Newmark or BGC Class A common stock and grants of exchangeability on Newmark Holdings and BGC Holdings (prior to the Corporate Conversion) limited partnership units to Newmark employees is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Issuance of common stock and exchangeability expenses	$ 110,973	$ 85,918	$ 97,031

Limited partnership units with a post-termination payout held by Newmark employees are as follows (dollars in thousands):

	December 31, 2024	December 31, 2023
Notional Value	$ 161,861	$ 158,594
Estimated fair value of the post-termination payout[1]	$ 56,210	$ 54,950
Outstanding limited partnership units in Newmark Holdings	17,249,585	16,704,405
Outstanding limited partnership units in Newmark Holdings - unvested	5,570,815	4,856,908

[1] Included in "Other long-term liabilities" on the accompanying consolidated balance sheets.

Compensation expense related to limited partnership units held by Newmark employees with a post-termination pay-out amount is recognized over the service period. These units can vest for periods up to seven years from the grant date.

There are also certain limited partnership units in Newmark Holdings with a stated vesting schedule that vest over approximately seven years from the grant date. The compensation expense related to these limited partnership units is recognized over the required service period. These limited partnership units with a stated vesting schedule consisted of 4.4 million distribution earning limited partnership units and 2.8 million N Units as of December 31, 2024. The aggregate estimated grant date fair value of these awards was $66.0 million as of December 31, 2024. As of December 31, 2024, there was $32.8 million of unrecognized compensation expense related to these unvested limited partnership units that is expected to be recognized over 2.0 years.

Newmark recognized compensation expense related to these limited partnership units that were not redeemed as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Limited partnership units amortization	$ 23,203	$ 14,267	$ 8,322

The grants of exchange rights to HDUs of Newmark employees are as follows (in thousands):

	December 31, 2024	December 31, 2023
Notional Value	$ 512	$ 1,254
Estimated fair value of limited partnership units [1]	$ 261	$ 1,135

[1] Included in "Other long-term liabilities" on the accompanying consolidated balance sheets.

During the years ended December 31, 2024, 2023 and 2022, there was (0.7) million, $0.0 million and $(4.7) million of compensation expense (benefit), respectively, related to these limited partnership units held by Newmark employees.

During the years ended December 31, 2024, 2023 and 2022, Newmark employees were granted 12.3 million, 24.3 million and 14.1 million N Units, respectively. These units are not considered share-equivalent limited partnership units and are not included in the fully diluted share count. The N Units do not receive quarterly allocations of net income while they remain unvested. Upon vesting, which occurs if certain thresholds are met, the N Units are subsequently converted to equivalent limited partnership units that receive quarterly certain income distributions and can be granted exchange rights or redeemed at a later date, at which time these N Units would be reflected as a share-equivalent grant. During the years ended December 31, 2024, 2023 and 2022, 10.4 million, 11.6 million and 11.8 million N Units, respectively, were converted into distribution earning limited partnership units.

(b) Restricted Stock Units

A summary of the activity associated with Newmark and BGC RSUs held by Newmark employees is as follows (fair value amount in thousands):

| | Newmark RSUs[1] | | | | BGC RSUs[2] | | | |
	Restricted Stock Units	Weighted-Average Grant Date Fair Value Per Share	Fair Value Amount	Weighted-Average Remaining Contractual Term (Years)	Restricted Stock Units	Weighted-Average Grant Date Fair Value Per Share	Fair Value Amount	Weighted-Average Remaining Contractual Term (Years)
Balance, January 1, 2023	11,263,862 $	9.39 $	105,735	4.75	6,928 $	4.17 $	29	1.62
Granted	4,192,685	6.82	28,594		—	—	—	
Settled units (delivered shares)	(2,708,902)	9.03	(24,461)		(2,045)	4.05	(8)	
Forfeited units	(614,540)	9.14	(5,617)		—	—	—	
Balance, December 31, 2023	12,133,105 $	8.59 $	104,251	4.01	4,883 $	4.22 $	21	0.87
Granted	2,838,998	9.92	28,159		19,425	6.87	133	
Settled units (delivered shares)	(3,118,150)	8.61	(26,850)		(1,243)	4.28	(5)	
Forfeited units	(876,228)	8.89	(7,789)		(19,479)	6.88	(134)	
Balance, December 31, 2024	10,977,725 $	8.91 $	97,771	3.83	3,586 $	4.08 $	15	0.33

[1] Newmark issues RSUs to Newmark employees with the awards vesting ratably over the two- to nine-year vesting period into shares of Newmark Class A common stock.

[2] BGC RSUs historically vested over a two to three year period.

The fair value of Newmark and BGC RSUs held by Newmark employees is determined on the date of grant based on the market value (adjusted if appropriate based upon the award's eligibility to receive dividends), and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. Newmark uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates for RSUs. Each RSU is settled for one share of BGC or Newmark Class A common stock, as applicable, upon completion of the vesting period. The compensation expenses under GAAP related to the RSUs are based on the company where the employee is employed. Therefore, compensation expenses related to RSUs of both Newmark and BGC but held by a Newmark employee are recognized by Newmark.

Compensation expense related to Newmark and BGC RSUs are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
RSU amortization	$ 29,568	$ 24,620	$ 21,807

As of December 31, 2024, there was $65.1 million of total unrecognized compensation expense related to unvested Newmark RSUs.

(28) Commitments and Contingencies

(a) Contractual Obligations and Commitments

The following table summarizes certain of Newmark's contractual obligations as of December 31, 2024 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases [1]	$ 703,258	$ 137,812	$ 246,716	$ 184,514	$ 134,216
Warehouse facilities[2]	754,308	754,308	—	—	—
Debt[3]	675,000	—	—	675,000	—
Interest on debt[4]	192,211	49,675	96,161	46,375	—
Interest on warehouse facilities[5]	2,297	2,297	—	—	—
Total	$ 2,327,074	$ 944,092	$ 342,877	$ 905,889	$ 134,216

[1] Operating leases are related to rental payments under various non-cancelable leases principally for office space.

[2] Warehouse facilities are collateralized by $774.9 million of loans held for sale, at fair value (see Note 18 – "Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises"), which loans were either under commitment to be purchased by Freddie Mac or had confirmed forward trade commitments for the issuance of and purchase of Fannie Mae or Ginnie Mae mortgage-backed securities.

[3] Debt reflects long-term borrowings of $675.0 million which include $600.0 million outstanding aggregate principal amount of 7.500% Senior Notes and $75.0 million outstanding under the Credit Facility. The carrying amount of long-term debt was approximately $670.7 million in the aggregate, which includes $595.7 million under the 7.500% Senior Notes and $75.0 million under the Credit Facility. See Note 19 – "Debt."

[4] Reflects interest on the $675.0 million of long-term debt which includes $600.0 million outstanding aggregate principal amount of 7.500% Senior Notes until their maturity date of January 11, 2029 and $75.0 million under the Credit Facility, which is assumed to be outstanding until the maturity date of the Credit Facility. Interest on the borrowings under the Credit Facility was projected using the SOFR rate plus 160 basis points.

[5] Interest on the warehouse facilities collateralized by U.S. Government Sponsored Enterprises was projected by using the one-month SOFR rate plus their respective additional basis points, primarily 130 basis points above SOFR, applied to their respective outstanding balances as of December 31, 2024, through their respective maturity dates. Their respective maturity dates range from May 2025 to October 2025, while one line has an open maturity date. The notional amount of these committed and uncommitted warehouse facilities was $3.1 billion at December 31, 2024. See Note 18 – "Warehouse Facilities Collateralized by U.S. Government Sponsored Enterprises."

As of December 31, 2024 and 2023, Newmark was committed to fund approximately $0.1 billion and $0.4 billion, respectively, which is the total remaining draws on construction loans originated by Newmark under the HUD 221(d) 4, 220 and 232 programs, rate locked loans that have not been funded, forward commitments, as well as the funding for Fannie Mae structured transactions. Newmark also has corresponding commitments to sell these loans to various investors as they are funded.

(b) Contingent Payments Related to Acquisitions

Newmark completed acquisitions from 2019 through 2024 with contingent cash consideration of $9.6 million. The contingent equity instruments and cash liability is recorded at fair value in "Accounts payable, accrued expenses and other liabilities" on Newmark's consolidated balance sheets.

(c) Contingencies

In the ordinary course of business, various legal actions are brought and are pending against Newmark and its subsidiaries in the U.S. and internationally. In some of these actions, substantial amounts are claimed. Newmark is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding Newmark's businesses, which may result in regulatory, civil and criminal judgments, settlements, fines, penalties, injunctions or other relief. The following generally does not include matters that Newmark has pending against other parties which, if successful, would result in awards in favor of Newmark or its subsidiaries.

Employment, Competitor-Related and Other Litigation

From time to time, Newmark and its subsidiaries are involved in litigation, claims and arbitration in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the real estate services industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with U.S. GAAP guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. Newmark is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on Newmark's consolidated financial statements and disclosures taken as a whole.

Risks and Uncertainties

Newmark generates revenues by providing financial intermediary and brokerage activities and commercial real estate services to institutional customers. Revenues for these services are transaction-based. As a result, revenues could vary based on the transaction volume of global financial and real estate markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on Newmark's overall profitability.

(29)   Subsequent Events

On February 13, 2025, Newmark declared a qualified quarterly dividend of $0.03 per share payable on March 17, 2025, to Class A and Class B common stockholders of record as of March 3, 2025, which is the same as the ex-dividend date.

On February 18, 2025, Mr. Howard W. Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, on February 18, 2025, Mr. Howard W. Lutnick stepped down as Chairman of the Board and Executive Chairman of the Company. On February 18, 2025, the Company appointed Mr. Kyle Lutnick, son of Mr. Howard W. Lutnick, to serve as a member of the Board. Additionally, on February 18, 2025 the Company appointed Mr. Stephen M. Merkel to serve as a member of the Board and as Chairman of the Board. On February 18, 2025, the Company appointed its Chief Executive Officer, Mr. Barry M. Gosin, as Principal Executive Officer of the Company following Mr. Howard W. Lutnick's departure. Mr. Howard W. Lutnick has agreed to divest his interests in Newmark to comply with U.S. government ethics rules, which is expected to occur within 90 days following his confirmation, and does not expect any arrangement which involves selling shares on the open market.

On March 1, 2025, the Company extended its headquarter lease in New York City through August of 2042.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Newmark Group, Inc. maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by Newmark Group, Inc. is recorded, processed, accumulated, summarized and communicated to its management, including its Chief Executive Officer and its Chief Financial Officer, to allow timely decisions regarding required disclosures, and reported within the time periods specified in the SEC's rules and forms. The Chief Executive Officer and the Chief Financial Officer have performed an evaluation of the effectiveness of the design and operation of Newmark Group, Inc.'s disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that Newmark Group, Inc's disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based upon criteria set forth in the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Based on the results of our 2024 evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. We reviewed management's conclusions on internal controls and the report of Ernst & Young LLP with our Audit Committee.

Such report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Rule 10b5-1 Trading Arrangements
During the quarter ended December 31, 2024, none of the Company's directors or executive officers informed the Company of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under "Election of Directors," "Information About Our Executive Officers," and "Insider Trading Policy, Code of Ethics and Whistleblower Procedures" in the 2025 Proxy Statement is hereby incorporated by reference in response to this Item 10. We anticipate that we will file the 2025 Proxy Statement with the SEC on or before April 30, 2025.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Information" and "Compensation Committee Interlocks and Insider Participation" in the 2025 Proxy Statement is hereby incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information as of December 31, 2024" in the 2025 Proxy Statement is hereby incorporated by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under "Certain Relationships and Related Transactions, and Director Independence" and "Independence of Directors" in the 2025 Proxy Statement is hereby incorporated by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing under "Independent Registered Public Accounting Firm Fees" and "Audit Committee's Pre-Approval Policies and Procedures" in the 2025 Proxy Statement is hereby incorporated by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements. The consolidated financial statements required to be filed in this Annual Report on Form 10-K are included in Part II, Item 8 hereof.

(a) (3) The Exhibit Index set forth below is incorporated by reference in response to this Item 15.

The following exhibits are filed as part of this Annual Report on Form 10-K as required by Regulation S-K. The exhibits designated by a dagger (†) are management contracts and compensatory plans and arrangements required to be filed as exhibits to this Annual Report on Form 10-K. Certain schedules and exhibits designated by one asterisk (*) have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. Certain schedules and exhibits designated by two asterisks (**) have annexes, schedules and/or exhibits that have been omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Newmark agrees to furnish a supplemental copy of any omitted attachment to the SEC on a confidential basis upon request.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
2.1**	Amended and Restated Separation and Distribution Agreement, dated as of November 23, 2018, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 27, 2018)
3.1	Second Amended and Restated Certificate of Incorporation of Newmark Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 18, 2024)

3.2	Amended and Restated Bylaws of Newmark Group, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
4.1	Description of Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended
4.2	Indenture, dated as of November 6, 2018, between Newmark Group, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 8, 2018)
4.3	Second Supplemental Indenture, dated as of January 12, 2024, between Newmark Group, Inc. and Regions Bank, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 12, 2024)
4.4	Form of Newmark Group, Inc. 7.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 12, 2024)
10.1**	Amended and Restated Agreement of Limited Partnership of Newmark Holdings, L.P., dated as of December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.2	Amendment, dated as of March 10, 2023, to the Amended and Restated Agreement of Limited Partnership of Newmark Holdings, L.P., dated as of December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 14, 2023)
10.3	Amended and Restated Agreement of Limited Partnership of Newmark Partners, L.P., dated as of December 13, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.4	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Newmark Partners, L.P., dated as of March 14, 2018 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 20, 2018)
10.5	Second Amended and Restated Limited Partnership Agreement of Newmark Partners, L.P., dated as of June 19, 2018 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on June 20, 2018)
10.6	Third Amended and Restated Agreement of Limited Partnership of Newmark Partners, L.P., dated as of September 26, 2018 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on September 28, 2018)
10.7	Registration Rights Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc. and Newmark Group, Inc. (incorporated by reference as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.8	Administrative Services Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P. and Newmark Group, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.9	Tax Matters Agreement, dated as of December 13, 2017, by and among BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.10	Tax Receivable Agreement, dated as of December 13, 2017, by and between Cantor Fitzgerald, L.P. and Newmark Group, Inc. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.11	Exchange Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc. and Newmark Group, Inc. (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.12†	Change in Control Agreement, dated as of December 13, 2017, by and between Newmark Group, Inc. and Howard W. Lutnick (incorporated by reference to Exhibit 10.20 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2017)
10.13†	Retention Bonus Agreement by and between Howard W. Lutnick and Newmark Group, Inc. dated as of December 28, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 30, 2021)

10.14†	Employment Agreement, dated September 29, 2022, by and among Michael Rispoli, Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 3, 2022)
10.15†	Letter Agreement, effective as of December 1, 2017, by and between Barry M. Gosin and BGC Holdings, L.P. (incorporated by reference to Exhibit 10.27 of Amendment No. 3 to the Registration Statement on Form S-1 of Newmark Group, Inc. filed with the SEC on December 4, 2017)
10.16	Amended and Restated Credit Agreement, dated as of March 19, 2018, by and between BGC Partners, Inc. and Newmark Group, Inc. (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 20, 2018)
10.17	Credit Agreement, dated as of November 30, 2018, between Newmark Group, Inc. and Cantor Fitzgerald, L.P.(incorporated by reference as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on November 30, 2018)
10.18	First Amendment, dated December 20, 2023, to the Credit Agreement, dated as of November 30, 2018, by and between Newmark Group, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 21, 2023)
10.19	Credit Agreement, dated as of November 28, 2018, by and among Newmark Group, Inc., as the Borrower, certain subsidiaries of the Borrower, as Guarantors, the several financial institutions from time to time as parties thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 30, 2018)
10.20	First Amendment, dated February 26, 2020, to the Credit Agreement, dated as of November 28, 2018, by and among Newmark Group, Inc., as Borrower, certain subsidiaries of the Borrower, as Guarantors, the several financial institutions from time to time as parties thereto, as Lenders, and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 1, 2021)
10.21	Master Repurchase Agreement, dated August 2, 2021, by and between Newmark Partners, L.P. and CF Secured LLC (incorporated by reference as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021)
10.22*	Delayed Draw Term Loan Agreement, dated as of August 10, 2023, by and among Newmark Group, Inc., as the Borrower, certain subsidiaries of the Borrower, as Guarantors, the several financial institutions from time to time as parties thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 15, 2023)
10.23	Consent Letter, dated December 20, 2023, related to the Delayed Draw Term Loan Agreement, dated as of August 10, 2023, by and among Newmark Group, Inc., as the Borrower, certain subsidiaries of the Borrower, as Guarantors, the several financial institutions from time to time as parties thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 21, 2023)
10.24	Second Amended and Restated Credit Agreement, dated as of April 26, 2024, by and among Newmark Group, Inc., as the Borrower, certain subsidiaries of the Borrower, as Guarantors, the several financial institutions from time to time as parties thereto, as Lenders, and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 30, 2024)
10.25†	Second Amended and Restated Employment Agreement, dated as of August 7, 2024, by and among Barry Gosin, Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 12, 2024)
10.26†	Amended and Restated Newmark Group, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 18, 2024)
10.27†	Amended and Restated Newmark Group, Inc. Incentive Bonus Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on October 18, 2024)
10.28†	Amended and Restated Newmark Holdings, L.P. Participation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on October 18, 2024)
10.29†	Change in Control Agreement, dated February 18, 2025, by and between Stephen Merkel and Newmark Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 19, 2025)

19	Newmark Group, Inc. Insider Trading Policy
21.1	List of subsidiaries of Newmark Group, Inc.
23.1	Consent of Ernst & Young LLP
31.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of Newmark Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 29, 2024)
101	The following materials from Newmark Group, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2024 are formatted in inline eXtensible Business Reporting Language (iXBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Equity, (v) the Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements. The XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the iXBRL document
104	The cover page from this Annual Report on Form 10-K, formatted in iXBRL (included in Exhibit 101)

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of March, 2025.

Newmark Group, Inc.

By:	/s/ Barry M. Gosin
Name:	**Barry M. Gosin**
Title:	**Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant, Newmark Group, Inc., in the capacities and on the date indicated.

Signature	Capacity in Which Signed	Date
/s/ Barry M. Gosin **Barry M. Gosin**	Chief Executive Officer (Principal Executive Officer)	March 3, 2025
/s/ Michael J. Rispoli **Michael J. Rispoli**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2025
/s/ Stephen M. Merkel **Stephen Merkel**	Chairman of the Board of Directors	March 3, 2025
/s/ Kyle Lutnick **Kyle Lutnick**	Director	March 3, 2025
/s/ Virginia S. Bauer **Virginia S. Bauer**	Director	March 3, 2025
/s/ Kenneth A. McIntyre **Kenneth A. McIntyre**	Director	March 3, 2025
/s/ Jay Itzkowitz **Jay Itzkowitz**	Director	March 3, 2025

Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following summary is a description of the material terms of Newmark Group, Inc.'s, capital stock. When we use the words "Newmark," "we," "us," "our" or the "Company," we are referring to Newmark Group, Inc. The following descriptions of our Class A common stock, par value $0.01 per share, which we refer to as our "Class A common stock", Class B common stock, par value $0.01 per share, which we refer to as our "Class B common stock", preferred stock, par value $0.01 per share, which we refer to as our "preferred stock," and the relevant provisions of our amended and restated certificate of incorporation, which we refer to as our "certificate of incorporation," and our amended and restated bylaws, which we refer to as our "bylaws," are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws. Copies of our certificate of incorporation and our bylaws are incorporated by reference to Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K filed on December 19, 2017.

Our Capital Stock

The following descriptions of our Class A common stock, par value $0.01 per share, which we refer to as our "Class A common stock", Class B common stock, par value $0.01 per share, which we refer to as our "Class B common stock", preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023 of which this Exhibit 4.1 is a part, and applicable law.

Our authorized capital stock consists of 1,500,000,000 shares of common stock, consisting of 1,000,000,000 shares of our Class A common stock and 500,000,000 shares of our Class B common stock, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of February 26, 2024, there were 151,384,467 shares of our Class A common stock outstanding and 21,285,533 shares of our Class B common stock outstanding. The holders of our Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately 41.6% of our voting power as of such date, and do not have cumulative voting rights. The holders of our Class B common stock are generally entitled to ten votes per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class B common stock to 58.4% of our voting power as of such date, and do not have cumulative voting rights. Cantor Fitzgerald, L.P, which we refer to as "Cantor," and CF Group Management, Inc., the managing general partner of Cantor, and an entity controlled by our Executive Chairman, Howard W. Lutnick, which we refer to as "CFGM," are the only holders of our Class B common stock. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to the vote of our stockholders. Our Class B common stock shall be issued only to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick, or (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relative, which we refer to as the "Qualified Class B Holders."

Each share of our Class A common stock is equivalent to a share of our Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of our Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of shares of our Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation provides that each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Holders of shares of Class A common stock will not have the right to convert shares of Class A common stock into shares of Class B common stock unless such right is provided for by Newmark pursuant to an agreement. Pursuant to the Exchange Agreement by and among Newmark, BGC Partners, Inc., which we refer to as BGC Partners, and Cantor, dated as of December 13, 2017, any Qualified Class B Holder entitled to hold Class B common stock under our certificate of incorporation has the right to exchange at any time and from time to time, on a one-to-one basis, shares of our Class A common stock now owned or subsequently acquired by such persons for shares of our Class B common stock, up to the number of shares of Class B common stock that are authorized but unissued under our certificate of incorporation. Our certificate of incorporation does not provide for automatic conversion of shares of Class B common stock into shares of Class A common stock upon the occurrence of any event.

None of the shares of our Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to shares of our Class A common stock or Class B common stock. All outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to cause us to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of our preferred stock pursuant to such "blank check" provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of shares of our Class A common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws and the Outstanding Notes

Some provisions of the Delaware General Corporation Law, which we refer to as the "DGCL," and our certificate of incorporation and bylaws, could make the following more difficult:

- acquisition of us by means of a tender offer;

- acquisition of us by means of a proxy contest or otherwise; or

- removal of our incumbent officers and directors.

The provisions, summarized above and below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also primarily designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Law

We have elected pursuant to our certificate of incorporation not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203. Accordingly, we are not subject to the anti-takeover effects of Section 203. However, our certificate of incorporation contains certain provisions that have the same effect as Section 203, except that they provide that each of the Qualified Class B Holders, any of their respective affiliates and certain of their direct transferees will not be deemed to be "interested stockholders," and accordingly will not be subject to such restrictions.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM. In addition, as discussed above, our certificate of incorporation permits us to issue "blank check" preferred stock.

Our bylaws require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year's annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our board of directors.

Corporate Opportunity

Our certificate of incorporation provides that, to the greatest extent permitted by law, no Cantor Company or BGC Partners Company, each as defined below, or any of the representatives, as defined below, of a Cantor Company or BGC Partners Company will, in its capacity as our stockholder or affiliate, owe or be liable for breach of any fiduciary duty to us or any of our stockholders. In addition, to the greatest extent permitted by law, none of any Cantor Company, BGC Partners Company or any of their respective representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us or our representatives or doing business with any of our or our representatives' clients or customers. If any Cantor Company, BGC Partners Company or any of their respective representatives acquires knowledge of a potential transaction or matter that may be a corporate opportunity (as defined below) for any such person, on the one hand, and us or any of our representatives, on the other hand, such person will have no duty to communicate or offer such corporate opportunity to us or any of our representatives, and will not be liable to us, any of our stockholders or any of our representatives for breach of any fiduciary duty by reason of the fact that they pursue or acquire such corporate opportunity for themselves, direct such corporate opportunity to another person or do not present such corporate opportunity to us or any of our representatives, subject to the requirement described in the following sentence. If a third party presents a corporate opportunity to a person who is both our representative and a representative of a Cantor Company and/or a BGC Partners Company, expressly and solely in such person's capacity as our representative, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as our representative with respect to such corporate opportunity, provided that any Cantor Company, any BGC Partners Company or any of their respective representatives may pursue such corporate opportunity if we decide not to pursue such corporate opportunity.

No contract, agreement, arrangement or transaction between any Cantor Company, any BGC Partners Company or any of their respective representatives, on the one hand, and us or any of our representatives, on the other hand, will be void or voidable solely because any Cantor Company, any BGC Partners Company or any of their respective representatives has a direct or indirect interest in such contract, agreement, arrangement or transaction, and any Cantor Company, any BGC Partners Company or any of their respective representatives (i) shall have fully satisfied and fulfilled its duties and obligations to us and our stockholders with respect thereto, and (ii) shall not be liable to us or our stockholders for any breach of any duty or obligation by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction, if:

• such contract, agreement, arrangement or transaction is approved by our board of directors or any committee thereof by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

THE FULL LIST OF EXHIBITS LISTED UNDER "ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES" CAN BE FOUND IN NEWMARK'S STAND-ALONE 2024 FORM 10-K, WHICH IS AVAILABLE ON THE COMPANY'S WEBSITE AND FILED WITH THE SEC. THE FOLLOWING PAGES WERE NOT INCLUDED IN NEWMARK'S 2024 FORM 10-K FILING. THE NON-GAAP RECONCILIATIONS WERE PUBLISHED IN NEWMARK'S FOURTH QUARTER 2024 AND SECOND QUARTER 2025 FINANCIAL RESULTS PRESS RELEASES, DATED AS OF FEBRUARY 22, 2025, AND JULY 30, 2025, RESPECTIVELY, AND WHICH ARE ALSO AVAILABLE ON THE COMPANY'S WEBSITE. PLEASE ALSO NOTE THAT THE PAGE NUMBERING RESTARTS FROM THIS POINT FORWARD.

NON-GAAP FINANCIAL MEASURES

This document contains non-GAAP financial measures that differ from the most directly comparable measures calculated and presented in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). Non-GAAP financial measures used by the Company include "Adjusted Earnings before noncontrolling interests and taxes", which is used interchangeably with "Pre-tax Adjusted Earnings"; "Post-tax Adjusted Earnings to fully diluted shareholders", which is used interchangeably with "Post-tax Adjusted Earnings"; "Adjusted EBITDA"; and "Liquidity". The definitions of these and other non-GAAP terms are below.

The Company has made certain clarifications of and/or changes to its non-GAAP measures, including "Calculation of Non-Compensation Expense Adjustments for Adjusted Earnings" that will be applicable for reporting periods beginning with the third quarter of 2023 and thereafter, as described below.

Historically, Adjusted Earnings excluded gains or charges related to resolutions of litigation, disputes, investigations, or enforcement matters that are generally non-recurring, exceptional, or unusual, or similar items that that management believes do not best reflect Newmark's underlying operating performance. To help management and investors best assess Newmark's underlying operating performance and for the Company to best facilitate strategic planning, beginning with the third quarter of 2023 and thereafter, calculations of Adjusted Earnings will also exclude unaffiliated third-party professional fees and expense related to these items. Newmark has not modified any prior period non-GAAP measures, as it has determined such amounts were immaterial to previously reported results.

ADJUSTED EARNINGS DEFINED

Newmark uses non-GAAP financial measures, including "Adjusted Earnings before noncontrolling interests and taxes" and "Post-tax Adjusted Earnings to fully diluted shareholders", which are supplemental measures of operating results used by management to evaluate the financial performance of the Company and its consolidated subsidiaries. Newmark believes that Adjusted Earnings best reflect the operating earnings generated by the Company on a consolidated basis and are one of the financial metrics that management considers when managing its business.

As compared with "Income (loss) before income taxes and noncontrolling interests" and "Net income (loss) for fully diluted shares", both prepared in accordance with GAAP, Adjusted Earnings calculations primarily exclude certain non-cash items and other expenses that generally do not involve the receipt or outlay of cash by the Company and/or which do not dilute existing stockholders, as well as certain gains and charges that management believes do not best reflect the underlying operating performance of Newmark. Adjusted Earnings is calculated by taking the most comparable GAAP measures and making adjustments for certain items with respect to compensation expenses, non-compensation expenses, and other income, as discussed below.

CALCULATIONS OF COMPENSATION ADJUSTMENTS FOR ADJUSTED EARNINGS AND ADJUSTED EBITDA

Treatment of Equity-Based Compensation under Adjusted Earnings and Adjusted EBITDA

The Company's Adjusted Earnings and Adjusted EBITDA measures exclude all GAAP charges included in the line item "Equity-based compensation and allocations of net income to limited partnership units and FPUs" (or "equity-based compensation" for purposes of defining the Company's non-GAAP results) as recorded on the Company's GAAP Consolidated Statements of Operations and GAAP Consolidated Statements of Cash Flows. These GAAP equity-based compensation charges reflect the following items:

– Charges with respect to grants of exchangeability, which reflect the right of holders of limited partnership units with no capital accounts, such as LPUs and PSUs, to exchange these units into shares of common stock, or into partnership units with capital accounts, such as HDUs, as well as cash paid with respect to taxes withheld or expected to be owed by the unit holder upon such exchange. The withholding taxes related to the exchange of certain non-exchangeable units without a capital account into either common stock or partnership units with a capital account may be funded by the redemption of preferred units such as PPSUs.

– Charges with respect to preferred units. Any preferred units would not be included in the Company's fully diluted share count because they cannot be made exchangeable into shares of common stock and are entitled only to a fixed distribution. Preferred units are granted in connection with the grant of certain limited partnership units that may be granted exchangeability or redeemed in connection with the grant of shares of common stock at ratios designed to cover any withholding taxes expected to be paid. The Company believes that this is an acceptable alternative to the common practice among public companies of issuing the gross amount of shares to employees, subject to cashless withholding of shares, to pay applicable withholding taxes.

1

- GAAP equity-based compensation charges with respect to the grant of an offsetting amount of common stock or partnership units with capital accounts in connection with the redemption of non-exchangeable units, including PSUs and LPUs.

- Charges related to amortization of restricted stock units ("RSUs"), limited partnership units, restricted stock awards, other equity-based awards.

- Charges related to grants of equity awards, including common stock, RSUs, restricted stock awards, or partnership units with capital accounts.

- Allocations of net income to limited partnership units and FPUs. Such allocations represent the pro-rata portion of post-tax GAAP earnings available to such unit holders.

The amount of certain quarterly equity-based compensation charges is based upon the Company's estimate of such expected charges during the annual period, as described further below under "Methodology for Calculating Adjusted Earnings Taxes".

Virtually all of Newmark's key executives and producers have equity or partnership stakes in the Company and its subsidiaries and generally receive deferred equity or limited partnership units as part of their compensation. A significant percentage of Newmark's fully diluted shares are owned by its executives, partners, and employees. The Company issues limited partnership units, RSUs, restricted stock, as well as other forms of equity-based compensation, including grants of exchangeability into shares of common stock, to provide liquidity to its employees, to align the interests of its employees and management with those of common stockholders, to help motivate and retain key employees, and to encourage a collaborative culture that drives cross-selling and growth.

All share equivalents that are part of the Company's equity-based compensation program, including REUs, PSUs, LPUs, certain HDUs, and other units that may be made exchangeable into common stock, as well as RSUs (which are recorded using the treasury stock method), are included in the fully diluted share count when issued or at the beginning of the subsequent quarter after the date of grant. Generally, limited partnership units (other than preferred units) are expected to be paid a pro-rata distribution based on Newmark's calculation of Adjusted Earnings per fully diluted share.

Certain Other Compensation-Related Items under Adjusted Earnings and Adjusted EBITDA

Newmark also excludes various other GAAP items that management views as not reflective of the Company's underlying performance for the given period from its calculation of Adjusted Earnings and Adjusted EBITDA. These may include compensation-related items with respect to cost-saving initiatives, such as severance charges incurred in connection with headcount reductions as part of broad restructuring and/or cost savings plans.

The Company also excludes compensation charges related to non-cash GAAP gains attributable to originated mortgage servicing rights ("OMSRs") because these gains are also excluded from Adjusted Earnings and Adjusted EBITDA. OMSRs represent the fair value of expected net future cash flows from servicing recognized at commitment, net.

Excluded Compensation-Related Items with Respect to the 2021 Equity Event under Adjusted Earnings and Adjusted EBITDA

Newmark does not view the cash GAAP compensation charges related to 2021 Equity Event (the "Impact of the 2021 Equity Event") as being reflective of its ongoing operations. These consisted of charges relating to cash paid to independent contractors for their withholding taxes and the cash redemption of HDUs. These had been recorded as expenses based on Newmark's previous non-GAAP definitions, but were excluded in the recast non-GAAP results beginning in the third quarter of 2021 for the following reasons:

- But for the 2021 Equity Event, the items comprising such charges would have otherwise been settled in shares and been recorded as equity-based compensation in future periods, as is the Company's normal practice. Had this occurred, such amounts would have been excluded from Adjusted Earnings and Adjusted EBITDA and would also have resulted in higher fully diluted share counts, all else equal.

- Newmark views the fully diluted share count reduction related to the 2021 Equity Event to be economically similar to the common practice among public companies of issuing the net amount of common shares to employees for their vested stock-based compensation, selling a portion of the gross shares pay applicable withholding taxes, and separately making open market repurchases of common shares.

- There was nothing comparable to the 2021 Equity Event in 2020 and nothing similar is currently contemplated after 2021. Accordingly, the only prior period recast with respect to the 2021 Equity Event was the second quarter of 2021.

Calculation of Non-Compensation Expense Adjustments for Adjusted Earnings

Newmark's calculation of pre-tax Adjusted Earnings excludes GAAP gains or charges related to the following:

- Non-cash amortization of intangibles with respect to acquisitions.

- Other acquisition-related costs, including unaffiliated third-party professional fees and expenses.

- Resolutions of non-recurring, exceptional or unusual gains or charges related to resolutions of litigation, disputes, investigations, or enforcement matters that are generally non-recurring, exceptional, or unusual, or similar items that that management believes do not best reflect Newmark's underlying operating performance, including related unaffiliated third-party professional fees and expenses.

- Non-cash gains attributable to OMSRs.

- Non-cash amortization of mortgage servicing rights (which Newmark refers to as "MSRs"). Under GAAP, the Company recognizes OMSRs equal to the fair value of servicing rights retained on mortgage loans originated and sold. Subsequent to the initial recognition at fair value, MSRs are carried at the lower of amortized cost or fair value and amortized in proportion to the net servicing revenue expected to be earned. However, it is expected that any cash received with respect to these servicing rights, net of associated expenses, will increase Adjusted Earnings and Adjusted EBITDA in future periods.

- Various other GAAP items that management views as not reflective of the Company's underlying performance for the given period, including non-compensation-related charges incurred as part of broad restructuring and/or cost savings plans. Such GAAP items may include charges for exiting leases and/or other long-term contracts as part of cost-saving initiatives, as well as non-cash impairment charges related to assets, goodwill, and/or intangible assets created from acquisitions.

Calculation of Other income (loss) for Adjusted Earnings and Adjusted EBITDA

Adjusted Earnings calculations also exclude certain other non-cash, non-dilutive, and/or non-economic items, which may in some periods include:

- Unusual, non-ordinary or non-recurring gains or charges.

- Non-cash GAAP asset impairment charges.

- Gains or losses on divestitures.

- The impact of any unrealized non-cash mark-to-market gains or losses on "Other income (loss)" related to the variable share forward agreements with respect to Newmark's receipt of the payments from Nasdaq, Inc. ("Nasdaq"), in 2021 and 2022 and the 2020 Nasdaq payment (the "Nasdaq Forwards").

- Mark-to-market adjustments for non-marketable investments.

- Certain other non-cash, non-dilutive, and/or non-economic items.

Due to Nasdaq's sale of its U.S. fixed income business in the second quarter of 2021, the Nasdaq Earn-out and related Forward settlements were accelerated, less certain previously disclosed adjustments. Because these shares were originally expected to be received over a 15 year period ending in 2027, the Earn-out had been included in calculations of Adjusted Earnings and Adjusted EBITDA under Newmark's previous non-GAAP methodology. Due to the acceleration of the Earn-out and the Nasdaq Forwards, the Company now views results excluding certain items related to the Earn-out to be a better reflection of the underlying performance of Newmark's ongoing operations. Therefore, beginning with the third quarter of 2021, other income (loss) for Adjusted Earnings and Adjusted EBITDA also excludes the impact of the below items from relevant periods. These items may collectively be referred to as the "Impact of Nasdaq".

- Realized gains related to the accelerated receipt on June 25, 2021, of Nasdaq shares.

- Realized gains or losses and unrealized mark-to-market gains or losses with respect to Nasdaq shares received prior to the Earn-out acceleration.

- The impact of any unrealized non-cash mark-to-market gains or losses on "Other income (loss)" related to the Nasdaq Forwards. This item was historically excluded under the previous non-GAAP definitions.

- Other items related to the Earn-out.

Newmark's calculations of non-GAAP "Other income (loss)" for certain prior periods includes dividend income on its Nasdaq shares, as these dividends contributed to cash flow and were generally correlated to Newmark's interest expense on short term borrowing against such shares. As Newmark sold 100% of these shares between the third quarter of 2021 and the first quarter of 2022, both its interest expense and dividend income declined accordingly.

METHODOLOGY FOR CALCULATING ADJUSTED EARNINGS TAXES

Although Adjusted Earnings are calculated on a pre-tax basis, Newmark also reports post-tax Adjusted Earnings to fully diluted shareholders. The Company defines post-tax Adjusted Earnings to fully diluted shareholders as pre-tax Adjusted Earnings reduced by the non-GAAP tax provision described below and net income (loss) attributable to noncontrolling interest for Adjusted Earnings.

The Company calculates its tax provision for post-tax Adjusted Earnings using an annual estimate similar to how it accounts for its income tax provision under GAAP. To calculate the quarterly tax provision under GAAP, Newmark estimates its full fiscal year GAAP Income (loss) before income taxes and noncontrolling interests and the expected inclusions and deductions for income tax purposes, including expected equity-based compensation during the annual period. The resulting annualized tax rate is applied to Newmark's quarterly GAAP income before income taxes and noncontrolling interests. At the end of the annual period, the Company updates its estimate to reflect the actual tax amounts owed for the period.

To determine the non-GAAP tax provision, Newmark first adjusts pre-tax Adjusted Earnings by recognizing any, and only, amounts for which a tax deduction applies under applicable law. The amounts include charges with respect to equity-based compensation, certain charges related to employee loan forgiveness, certain net operating loss carryforwards when taken for statutory purposes, and certain charges related to tax goodwill amortization. These adjustments may also reflect timing and measurement differences, including treatment of employee loans, changes in the value of units between the dates of grants of exchangeability and the date of actual unit exchange, changes in the value of RSUs and/or restricted stock awards between the date of grant and the date the award vests, variations in the value of certain deferred tax assets and liabilities, and the different timing of permitted deductions for tax under GAAP and statutory tax requirements.

After application of these adjustments, the result is the Company's taxable income for its pre-tax Adjusted Earnings, to which Newmark then applies the statutory tax rates to determine its non-GAAP tax provision. Newmark views the effective tax rate on pre-tax Adjusted Earnings as equal to the amount of its non-GAAP tax provision divided by the amount of pre-tax Adjusted Earnings.

Generally, the most significant factor affecting this non-GAAP tax provision is the amount of charges relating to equity-based compensation. Because the charges relating to equity-based compensation are deductible in accordance with applicable tax laws, increases in such charges have the effect of lowering the Company's non-GAAP effective tax rate and thereby increasing its post-tax Adjusted Earnings.

Newmark incurs income tax expenses based on the location, legal structure, and jurisdictional taxing authorities of each of its subsidiaries. Certain of the Company's entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax ("UBT") in New York City. Any U.S. federal and state income tax liability or benefit related to the partnership income or loss, with the exception of UBT, rests with the unit holders rather than with the partnership entity. The Company's consolidated financial statements include U.S. federal, state, and local income taxes on the Company's allocable share of the U.S. results of operations. Outside of the U.S., Newmark is expected to operate principally through subsidiary corporations subject to local income taxes. For these reasons, taxes for Adjusted Earnings are expected to be presented to show the tax provision the consolidated Company would expect to pay if 100% of earnings were taxed at global corporate rates.

CALCULATIONS OF PRE- AND POST-TAX ADJUSTED EARNINGS PER SHARE

Newmark's pre-tax Adjusted Earnings and post-tax Adjusted Earnings per share calculations assume either that:

– The fully diluted share count includes the shares related to any dilutive instruments, but excludes the associated expense, net of tax, when the impact would be dilutive; or

– The fully diluted share count excludes the shares related to these instruments, but includes the associated expense, net of tax ,when the impact would be anti-dilutive.

The share count for Adjusted Earnings excludes certain shares and share equivalents expected to be issued in future periods but not yet eligible to receive dividends and/or distributions. Each quarter, the dividend payable to Newmark's stockholders, if any, is expected to be determined by the Company's Board of Directors with reference to a number of factors. Newmark may also pay a pro-rata distribution of net income to limited partnership units, as well as to Cantor for its noncontrolling interest.

The declaration, payment, timing, and amount of any future dividends payable by the Company will be at the discretion of its Board of Directors using the fully diluted share count. For more information on any share count adjustments, see the table of this document and/or the Company's most recent financial results press release titled "Fully Diluted Weighted-Average Share Count for GAAP and Adjusted Earnings."

MANAGEMENT RATIONALE FOR USING ADJUSTED EARNINGS

Newmark's calculation of Adjusted Earnings excludes the items discussed above because they are either non-cash in nature, because the anticipated benefits from the expenditures are not expected to be fully realized until future periods, or because the Company views results excluding these items as a better reflection of the underlying performance of Newmark's ongoing operations.

Management uses Adjusted Earnings and other financial metrics in part to help it evaluate, among other things, the overall performance of the Company's business and to make decisions with respect to the Company's operations. The term "Adjusted Earnings" should not be considered in isolation or as an alternative to GAAP net income (loss). The Company views Adjusted Earnings as a metric that is not indicative of liquidity, or the cash available to fund its operations, but rather as a performance measure. Pre- and post-tax Adjusted Earnings, as well as related measures, are not intended to replace the Company's presentation of its GAAP financial results. However, management believes that these measures help provide investors with a clearer understanding of Newmark's financial performance and offer useful information to both management and investors regarding certain financial and business trends related to the Company's financial condition and results of operations. Management believes that the GAAP and Adjusted Earnings measures of financial performance should be considered together.

For more information regarding Adjusted Earnings, see the sections of this document and/or the Company's most recent financial results press release titled "Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and Taxes and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS", including the related footnotes, for details about how Newmark's non-GAAP results are reconciled to those under GAAP.

ADJUSTED EBITDA DEFINED

Newmark also provides an additional non-GAAP financial performance measure, "Adjusted EBITDA", which it defines as GAAP "Net income (loss) available to common stockholders", adjusted for the following items:

– Net income (loss) attributable to noncontrolling interest.

– Provision (benefit) for income taxes.

– OMSR revenue.

– MSR amortization.

– Compensation charges related to OMSRs.

– Fixed asset depreciation and intangible asset amortization.

– Equity-based compensation and allocations of net income to limited partnership units and FPUs.

– Various other GAAP items that management views as not reflective of the Company's underlying performance for the given period. These may include compensation-related items with respect to cost-saving initiatives, such as severance charges incurred in connection with headcount reductions as part of broad restructuring and/or cost savings plans; charges for exiting leases and/or other long-term contracts as part of cost-saving initiatives; and non-cash impairment charges related to assets, goodwill and/or intangibles created from acquisitions.

– Other non-cash, non-dilutive, and/or non-economic items, which may, in certain periods, include the impact of any unrealized non-cash mark-to-market gains or losses on "other income (loss)" related to the Nasdaq Forwards, as well as mark-to-market adjustments for non-marketable investments.

– Interest expense.

– The Impact of Nasdaq and the Impact of the 2021 Equity Event, (together, the "Impact of Nasdaq and the 2021 Equity Event"), which are defined above.

MANAGEMENT RATIONALE FOR USING ADJUSTED EBITDA

Newmark's calculation of Adjusted EBITDA excludes certain items discussed above because they are either non-cash in nature, because the anticipated benefits from the expenditures are not expected to be fully realized until future periods, or because the Company views excluding these items as a better reflection of the underlying performance Newmark's ongoing operations. The Company's management believes that its Adjusted EBITDA measure is useful in evaluating Newmark's operating performance, because the calculation of this measure generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which would include impairment charges of goodwill and intangibles created from acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. As a result, the Company's management uses this measure and other financial metrics to evaluate operating performance and for other discretionary purposes. Newmark believes that Adjusted EBITDA is useful to investors to assist them in getting a more complete picture of the Company's financial results and operations.

Since Newmark's Adjusted EBITDA is not a recognized measurement under GAAP, investors should use this measure in addition to GAAP measures of net income when analyzing Newmark's operating performance. Because not all companies use identical EBITDA calculations, the Company's presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, Adjusted EBITDA is not intended to be a measure of free cash flow or GAAP cash flow from operations, because the Company's Adjusted EBITDA does not consider certain cash requirements, such as tax and debt service payments.

For more information regarding Adjusted EBITDA, see the section of this document and/or the Company's most recent financial results press release titled "Reconciliation of GAAP Net Income (Loss) Available Common Stockholders to Adjusted EBITDA", including the related footnotes, for details about how Newmark's non-GAAP results are reconciled to those under GAAP.

ADJUSTED FREE CASH FLOW DEFINED AND MANAGEMENT RATIONALE

The Company may refer to a non-GAAP measure called "Adjusted Free Cash Flow", which it defines as "Net cash provided by (used in) operating activities" excluding the following items:

– Loan originations - loans held for sale.

– Loan sales - loans held for sale.

– Purchases of fixed assets.

Newmark believes that excluding net activity related to loan originations and sales gives a clearer picture of the Company's underlying operating cash flow. This is because borrowings under Newmark's "Warehouse facilities collateralized by U.S. Government Sponsored Enterprises" are used to fund short-term "Loans held for sale, at fair value" that are generally sold within 45 days from the date the loan is funded. All such loans held for sale are either under commitment to be purchased by Freddie Mac or have confirmed forward trade commitments for the issuance and purchase of Fannie Mae or Ginnie Mae mortgage-backed securities that will be secured by the underlying loans. The cash generated from such loan sales is used to repay Newmark's related warehouse facility borrowings. Net activity from loan originations and sales therefore includes offsetting items that can temporarily and significantly impact "Net cash provided by (used in) operating activities" under GAAP.

The Company also believes that subtracting cash used for the purchase of fixed assets is useful because such capital expenditures are an ongoing and necessary use of cash. In addition, Adjusted Free Cash Flow excludes cash used in 2021 in connection with the 2021 Equity Event, because investors may find it helpful to account for this one-time item when evaluating Newmark's cash flows generation over a longer timeframe.

The Company believes that Adjusted Free Cash Flow is useful for investors in evaluating Newmark's ability to generate cash that it may deploy for various corporate purposes, including but not limited to paying dividends or distributions, investing in organic growth, making acquisitions, repaying debt, repurchasing shares, and/or purchasing units. Because not all companies define Adjusted Free Cash Flow in the same manner, the Company's presentation of this metric may not be comparable to similarly titled measures. Adjusted Free Cash Flow is not a recognized measurement under GAAP, nor is it meant to be an alternative to Net cash provided by (used in) operating activities as a measure of liquidity. Adjusted Free Cash Flow is also not intended to be a measure of cash flow available for management's discretionary use, as this metric does not reflect certain cash requirements, such as debt service requirements and other contractual commitments. For more information regarding Adjusted Free Cash Flow, including historical amounts of this metric, see the section of Newmark's most recent quarterly supplemental Excel tables titled "Reconciliation of GAAP Net cash provided by (used in) operating activities to Free Cash Flow and Adjusted Free Cash Flow", which is available for download at ir.nmrk.com, including any related footnotes.

LIQUIDITY DEFINED

Newmark may also use a non-GAAP measure called "Liquidity". The Company considers Liquidity to be comprised of the sum of cash and cash equivalents, marketable securities, and reverse repurchase agreements (if any), less securities lent out in securities loaned transactions and repurchase agreements. The Company considers Liquidity to be an important metric for determining the amount of cash that is available or that could be readily available to the Company on short notice. For more information regarding Liquidity, see the section of this document and/or of the Company's most recent quarterly supplemental Excel tables titled "Liquidity Analysis", including any related footnotes, for details about how Newmark's non-GAAP results are reconciled to those under GAAP.

NET LEVERAGE DEFINED

Newmark may also use a non-GAAP measure called "net leverage". "Net debt", when used, is defined as total corporate debt (which excludes Warehouse facilities collateralized by U.S. Government Sponsored Enterprises), net of cash or, if applicable, total Liquidity, while "net leverage", when used, equals net debt divided by trailing twelve month Adjusted EBITDA.

TIMING OF OUTLOOK FOR CERTAIN GAAP AND NON-GAAP ITEMS

Newmark anticipates providing forward-looking guidance for GAAP revenues and for certain non-GAAP measures from time to time. However, the Company does not anticipate providing an outlook for other GAAP results. This is because certain GAAP items, which are excluded from Adjusted Earnings and/or Adjusted EBITDA, are difficult to forecast with precision before the end of each period. The Company therefore believes that it is not possible for it to have the required information necessary to forecast GAAP results or to quantitatively reconcile GAAP forecasts to non-GAAP forecasts with sufficient precision without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information. The relevant items that are difficult to predict on a quarterly and/or annual basis with precision and may materially impact the Company's GAAP results include, but are not limited, to the following:

– Certain equity-based compensation charges that may be determined at the discretion of management.

– Unusual, non-ordinary, or non-recurring items.

– The impact of gains or losses on certain marketable securities, as well as any gains or losses related to associated mark-to-market movements and/or hedging. These items are calculated using period-end closing prices.

– Non-cash asset impairment charges, which are calculated and analyzed based on the period-end values of the underlying assets. These amounts may not be known until after period-end.

– Acquisitions, dispositions, and/or resolutions of litigation, disputes, investigations, enforcement matters, or similar items, which are fluid and unpredictable in nature.

RECONCILIATION OF GAAP NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED EARNINGS BEFORE NONCONTROLLING INTERESTS AND TAXES AND GAAP FULLY DILUTED EPS TO POST-TAX ADJUSTED EPS

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
GAAP net income (loss) available to common stockholders	$ 20,819	$ 14,280	$ 12,053	$ (1,973)
Provision (benefit) for income taxes (1)	4,209	9,046	(5,844)	5,530
Net income (loss) attributable to noncontrolling interests (2)	8,692	9,135	1,509	(927)
GAAP income (loss) before income taxes and noncontrolling interests	$ 33,720	$ 32,461	$ 7,718	$ 2,630
Pre-tax adjustments:				
Compensation adjustments:				
Equity-based compensation and allocations of net income to limited partnership units and FPUs (3)	60,140	25,486	134,486	76,929
Other compensation adjustments (4)	633	229	1,488	1,159
Total Compensation adjustments	60,773	25,715	135,974	78,088
Non-Compensation adjustments:				
Amortization of intangibles (5)	4,053	4,430	8,215	8,867
MSR amortization (6)	28,170	27,218	55,166	55,366
Other non-compensation adjustments (7)	(11,912)	4,247	(7,293)	8,158
Total Non-Compensation expense adjustments	20,311	35,895	56,088	72,391
Non-cash adjustment for OMSR revenue (8)	(24,747)	(23,395)	(46,150)	(39,539)
Other (income) loss, net				
Other non-cash, non-dilutive, and/or non-economic items (9)	(204)	(5,636)	(926)	(5,623)
Total Other (income) loss, net	(204)	(5,636)	(926)	(5,623)
Total pre-tax adjustments	**56,133**	**32,579**	**144,986**	**105,317**
Adjusted Earnings before noncontrolling interests and taxes ("Pre- tax Adjusted Earnings")	$ 89,853	$ 65,040	$ 152,704	$ 107,947
GAAP net income (loss) available to common stockholders	$ 20,819	$ 14,280	$ 12,053	$ (1,973)
Allocations of net income (loss) to noncontrolling interests (10)	9,111	9,642	2,410	529
Total pre-tax adjustments (from above)	56,133	32,579	144,986	105,317
Income tax adjustment to reflect Adjusted Earnings taxes (1)	(8,334)	(709)	(27,374)	(10,661)
Post-tax Adjusted Earnings to fully diluted shareholders ("Post-tax Adjusted Earnings")	$ 77,729	$ 55,792	$ 132,074	$ 93,212
Per Share Data:				
GAAP fully diluted earnings per share	$ 0.11	$ 0.08	$ 0.06	$ (0.01)
Allocation of net income (loss) to noncontrolling interests	—	—	—	0.01
Total pre-tax adjustments (from above)	0.22	0.13	0.57	0.41
Income tax adjustment to reflect adjusted earnings taxes	(0.03)	—	(0.11)	(0.04)
Other	0.01	0.01	—	—
Post-tax Adjusted Earnings Per Share ("Adjusted Earnings EPS")	$ 0.31	$ 0.22	$ 0.52	$ 0.37
Fully diluted weighted-average shares of common stock	252,614	255,604	253,670	255,195

Notes to the above table:

(1) Newmark's GAAP provision (benefit) for income taxes is calculated based on an annualized methodology. Newmark includes additional tax-deductible items when calculating the provision for taxes with respect to Adjusted Earnings using an annualized methodology. These include tax deductions related to equity-based compensation, and certain net-operating loss carryforwards. The adjustment in the tax provision to reflect Adjusted Earnings is shown below (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
GAAP provision (benefit) for income taxes	$ 4.2	$ 9.0	$ (5.8)	$ 5.5
Income tax adjustment to reflect Adjusted Earnings	8.3	0.7	27.4	10.7
Provision for income taxes for Adjusted Earnings	$ 12.5	$ 9.7	$ 21.6	$ 16.2

(2) Primarily represents portion of Newmark's net income pro-rated for Cantor and BGC employees' ownership percentage and the noncontrolling portion of Newmark's net income in subsidiaries.

(3) The components of equity-based compensation and allocations of net income to limited partnership units and FPUs are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Issuance of common stock and exchangeability expenses [i]	$ 37.0	$ 11.9	$ 89.2	$ 52.0
Limited partnership units amortization	6.8	7.2	16.3	10.5
RSU amortization Expense	13.9	5.9	26.4	13.6
Total equity-based compensation	$ 57.7	$ 25.0	$ 131.9	$ 76.1
Allocations of net income	2.4	0.5	2.6	0.8
Equity-based compensation and allocations of net income to limited partnership units and FPUs	$ 60.1	$ 25.5	$ 134.5	$ 76.9

[i] Includes $21.1 million of GAAP charges related to the exchange and redemption of units held by Newmark's former Executive Chairman, Howard W. Lutnick in Q1 2025.

(4) Includes compensation expenses related to severance charges as a result of the cost savings initiatives of $1.0 million and $0.7 million for the three months ended June 30, 2025 and 2024, respectively, and $1.8 million and $2.0 million for the six months ended June 30, 2025 and 2024, respectively. Also includes commission charges related to non-cash GAAP gains attributable to OMSR revenues of $(0.4) million and $(0.5) million for the three months ended June 30, 2025 and 2024, respectively, and $(0.3) million and $(0.9) million for the six months ended June 30, 2025 and 2024, respectively.

(5) Includes Non-cash GAAP charges related to the amortization of intangibles with respect to acquisitions.

(6) Adjusted Earnings calculations exclude non-cash GAAP amortization of mortgage servicing rights (which Newmark refers to as "MSRs"). Subsequent to the initial recognition at fair value, MSRs are carried at the lower of amortized cost or fair value and amortized in proportion to the net servicing revenue expected to be earned. However, it is expected that any cash received with respect to these servicing rights, net of associated expenses, will increase Adjusted Earnings in future periods.

(7) The components of other non-compensation adjustments are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Lease expense (credits) related to liquidating entities	$ (14.5)	$ 2.6	$ (14.4)	$ (0.9)
Asset impairments	0.2	0.3	6.5	3.6
Unaffiliated third party professional fees and expenses related to legal matters	1.4	2.5	2.9	3.8
Settlements (proceeds) from litigation	0.8	—	(3.7)	(0.1)
Acceleration of debt issuance costs	—	—	—	2.6
Fair value adjustments related to acquisition earn-outs	0.2	(1.2)	$ 1.4	$ (0.8)
	$ (11.9)	$ 4.2	$ (7.3)	$ 8.2

(8) Adjusted Earnings calculations exclude non-cash GAAP gains attributable to originated mortgage servicing rights (which Newmark refers to as "OMSRs"). Under GAAP, Newmark recognizes OMSRs equal to the fair value of servicing rights retained on mortgage loans originated and sold.

(9) Includes $0.3 million and $5.5 million of income related to the forfeiture of restricted Class A common stock for the three months ended June 30, 2025, respectively, and $1.1 million and $5.5 million for the six months ended June 30, 2025 and 2024, respectively.

(10) Excludes the noncontrolling portion of Newmark's net income in subsidiaries which are not wholly owned.

NEWMARK GROUP, INC.
RECONCILIATION OF GAAP NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED EBITDA
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
GAAP net income (loss) available to common stockholders	$ 20,819	$ 14,280	$ 12,053	$ (1,973)
Adjustments:				
Net income (loss) attributable to noncontrolling interests (1)	8,692	9,135	1,509	(927)
Provision (benefit) for income taxes	4,209	9,046	(5,844)	5,530
OMSR revenue (2)	(24,747)	(23,395)	(46,150)	(39,539)
MSR amortization (3)	28,170	27,218	55,166	55,366
Other depreciation and amortization (4)	14,441	13,660	33,803	29,478
Equity-based compensation and allocations of net income to limited partnership units and FPUs (5)	60,140	25,486	134,486	76,926
Other adjustments (6)	(13,663)	1,693	(11,469)	3,492
Other non-cash, non-dilutive, and/or non-economic items (7)	(204)	(5,636)	(926)	(5,623)
Interest expense (8)	16,107	14,785	30,539	27,023
Adjusted EBITDA ("AEBITDA")	$ 113,964	$ 86,272	$ 203,167	$ 149,753

(1) Primarily represents portion of Newmark's net income pro-rated for Cantor and BGC employees' ownership percentage and the noncontrolling portion of Newmark's net income in subsidiaries.

(2) Non-cash gains attributable to originated mortgage servicing rights.

(3) Non-cash amortization of mortgage servicing rights in proportion to the net servicing revenue expected to be earned.

(4) Includes fixed asset depreciation and impairment of $10.4 million and $9.2 million for the three months ended June 30, 2025 and 2024, respectively, and $25.6 million and $20.6 million for the six months ended June 30, 2025 and 2024, respectively. Also, includes intangible asset amortization related to acquisitions of $4.1 million and $4.4 million for the three months ended June 30, 2025 and 2024, respectively, and $8.2 million and $8.9 million for the six months ended June 30, 2025 and 2024, respectively.

(5) Please refer to Footnote 3 under Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and Taxes and GAAP Fully Diluted EPS to Post-tax Adjusted EPS for additional information about the components of "Equity-based compensation and allocations of net income to limited partnership units and FPUs".

(6) The components of other adjustments are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Severance charges	$ 1.0	$ 0.7	$ 1.8	$ 2.0
Assets impairment not considered a part of ongoing operations	—	—	—	1.5
Commission charges related to non-GAAP gains attributable to OMSR revenues and others	(0.4)	(0.4)	(0.3)	(0.9)
Fair value adjustments related to acquisition earn-outs	0.2	(1.2)	1.4	(0.8)
Lease expense (credits) related to liquidating entities	(14.5)	2.6	(14.4)	(0.9)
Acceleration of debt issuance costs	—	—	—	2.6
	$ (13.7)	$ 1.7	$ (11.5)	$ 3.5

(7) Please refer to Footnote 9 under Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and Taxes and GAAP Fully Diluted EPS to Post-tax Adjusted EPS for additional information about the components of Other non-cash, non-dilutive, and/or non-economic items. Other non-cash, non-dilutive, non-economic items.

(8) This represents gross interest expense related to corporate debt and amortization of debt issue costs. "Interest expense, net" in the Consolidated Statements of Operations also includes interest income on employee loans and bank deposits.

NEWMARK GROUP, INC.
FULLY DILUTED WEIGHTED-AVERAGE SHARE COUNT
FOR GAAP AND ADJUSTED EARNINGS
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
Common stock outstanding	179,560	173,469	177,965	174,121
Limited partnership units	49,198	50,037	49,427	—
Cantor units	18,347	24,906	20,226	—
Founding partner units	1,967	3,013	2,031	—
RSUs	3,260	3,789	3,724	—
Other	282	391	296	—
Fully diluted weighted-average share count for GAAP	**252,614**	**255,604**	**253,670**	**174,121**
Adjusted Earnings Adjustments:				
Common stock outstanding	—	—	—	—
Limited partnership units	—	—	—	49,090
Cantor units	—	—	—	24,887
Founding partner units	—	—	—	3,015
RSUs	—	—	—	3,639
Other	—	—	—	443
Fully diluted weighted-average share count for Adjusted Earnings	**252,614**	**255,604**	**253,670**	**255,195**

NET LEVERAGE

As of June 30, 2025, total corporate debt was $871.2 million (currently consisting of only Long-term debt), which net of total liquidity of $195.8 million, equaled net debt of $675.4 million. $675.4 million divided by trailing twelve month Adjusted EBITDA of $498.7 million equaled a net leverage ratio of 1.4 times. Long-term debt as shown on the balance sheet is net of $4.8 million of deferred finance costs.

NEWMARK GROUP, INC.
RECONCILIATION OF GAAP NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
TO FREE CASH FLOW AND ADJUSTED FREE CASH FLOW
(in millions)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
Net cash provided by (used in) operating activities (1)	$ (379.7)	$ (258.5)	$ (559.1)	$ (327.3)
Purchase of fixed assets	(6.5)	(9.3)	(11.9)	(16.3)
Free Cash Flow	**(386.2)**	**(267.8)**	**(571.0)**	**(343.6)**
Adjustments:				
Loan originations - loans held for sale	2,158.5	1,631.2	3,895.9	3,198.3
Loan sales - loans held for sale	(1,676.4)	(1,324.7)	(3,360.8)	(2,924.3)
Adjusted Free Cash Flow	**95.9**	**38.7**	**(35.9)**	**(69.6)**

(1) Includes loans, forgivable loans and other receivables from employees and partners in the amount of $35.6 million and $24.7 million for the three months ended June 30, 2025 and 2024, respectively, and $157.9 million and $185.7 million for the six months ended June 30, 2025 and 2024, respectively. Excluding these loans, Adjusted Free Cash Flow would be $131.5 million and $63.4 million for the three months ended June 30, 2025 and 2024, respectively, and $122.0 million and $116.2 million for the six months ended June 30, 2025 and 2024, respectively.

NEWMARK GROUP, INC.
Other Income (Loss)
(in millions)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
Other items, net	0.2	5.6	1.0	5.6
Other income (loss), net under GAAP	**0.2**	**5.6**	**1.0**	**5.6**
To reconcile from GAAP other income, exclude:				
Other items, net	(0.2)	(5.6)	(0.9)	(5.6)
Other income, net for Pre-tax Adjusted Earnings	**—**	**—**	**0.1**	**—**

Newmark's Other income (loss), net under GAAP includes equity method investments that represent Newmark's pro rata share of net gains or losses and mark-to-market gains or losses on investments and income related to the forfeiture of restricted Class A common stock. For the three and six months ended June 30, 2025, the difference between GAAP and non-GAAP other income primarily included $0.4 million and $1.1 million, respectively, of income related to the forfeiture of restricted Class A common stock. For the three and six months ended June 30, 2024, the difference between GAAP and non-GAAP other income primarily included $5.6 million and $5.6 million, respectively, of income related to the forfeiture of restricted Class A common stock.

RECONCILIATION OF GAAP NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED EARNINGS
BEFORE NONCONTROLLING INTERESTS AND TAXES AND GAAP FULLY DILUTED EPS TO POST-TAX ADJUSTED EPS
(in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
GAAP net income available to common stockholders	$ 45,411	$ 36,548	$ 61,234	$ 42,575
Provision for income taxes (1)	31,406	29,084	45,783	41,103
Net income attributable to noncontrolling interests (2)	18,637	16,793	24,257	19,800
GAAP income before income taxes and noncontrolling interests	$ 95,454	$ 82,425	$ 131,274	$ 103,478
Pre-tax adjustments:				
Compensation adjustments:				
Equity-based compensation and allocations of net income to limited partnership units and FPUs (3)	59,720	54,886	185,398	139,691
Other compensation adjustments (4)	186	1,321	1,832	5,183
Total Compensation adjustments	59,906	56,207	187,230	144,874
Non-Compensation adjustments:				
Amortization of intangibles (5)	6,410	4,472	19,799	17,100
MSR amortization (6)	28,902	29,082	114,691	109,877
Other non-compensation adjustments (7)	4,771	(4,555)	17,605	9,178
Total Non-Compensation expense adjustments	40,083	28,999	152,095	136,155
Non-cash adjustment for OMSR revenue (8)	(34,412)	(23,940)	(100,171)	(82,082)
Other (income) loss, net				
Other non-cash, non-dilutive, and/or non-economic items (9)	(641)	(9,820)	(6,581)	355
Total Other (income) loss, net	(641)	(9,820)	(6,581)	355
Total pre-tax adjustments	64,936	51,446	232,573	199,302
Adjusted Earnings before noncontrolling interests and taxes ("Pre-tax Adjusted Earnings")	$ 160,390	$ 133,871	$ 363,847	$ 302,780
GAAP net income available to common stockholders	$ 45,411	$ 36,548	$ 61,234	$ 42,575
Allocations of net income to noncontrolling interests (10)	19,137	17,120	26,449	21,546
Total pre-tax adjustments (from above)	64,936	51,446	232,573	199,302
Income tax adjustment to reflect Adjusted Earnings taxes (1)	9,099	9,236	(5,499)	(4,690)
Post-tax Adjusted Earnings to fully diluted shareholders ("Post-tax Adjusted Earnings")	$ 138,583	$ 114,350	$ 314,756	$ 258,733
Per Share Data:				
GAAP fully diluted earnings per share	$ 0.26	$ 0.21	$ 0.34	$ 0.24
Allocation of net loss to noncontrolling interests	—	—	0.01	0.01
Total pre-tax adjustments (from above)	0.26	0.21	0.91	0.81
Income tax adjustment to reflect adjusted earnings taxes	0.04	0.04	(0.02)	(0.02)
Other	(0.01)	—	(0.01)	0.01
Post-tax Adjusted Earnings Per Share ("Adjusted Earnings EPS")	$ 0.55	$ 0.46	$ 1.23	$ 1.05
Pre-tax adjusted earnings per share	$ 0.63	$ 0.54	$ 1.43	$ 1.23
Fully diluted weighted-average shares of common stock outstanding	253,065	249,795	255,152	246,343

Notes to the above table:

(1) Newmark's GAAP provision for income taxes is calculated based on an annualized methodology. Newmark includes additional tax-deductible items when calculating the provision for taxes with respect to Adjusted Earnings using an annualized methodology. These include tax-deductions related to equity-based compensation, and certain net-operating loss carryforwards. The adjustment in the tax provision to reflect Adjusted Earnings is shown below (in millions):

	Three Months Ended December 31,				Year Ended December 31,			
	2024		**2023**		**2024**		**2023**	
GAAP provision for income taxes	$	31.4	$	29.1	$	45.8	$	41.1
Income tax adjustment to reflect Adjusted Earnings		(9.1)		(9.2)		5.5		4.7
Provision for income taxes for Adjusted Earnings	$	22.3	$	19.9	$	51.3	$	45.8

(2) Primarily represents portion of Newmark's net income pro-rated for Cantor and BGC employees' ownership percentage and the noncontrolling portion of Newmark's net income in subsidiaries.

(3) The components of equity-based compensation and allocations of net income to limited partnership units and FPUs are as follows (in millions):

	Three Months Ended December 31,				Year Ended December 31,			
	2024		**2023**		**2024**		**2023**	
Issuance of common stock and exchangeability expenses	$	33.0	$	28.3	$	111.0	$	71.0
Limited partnership units amortization		0.2		8.5		23.2		29.2
RSU amortization Expense		10.8		6.6		29.5		24.6
Total equity-based compensation	$	44.0	$	43.4	$	163.7	$	124.8
Allocations of net income		15.7		11.5		21.7		14.9
Equity-based compensation and allocations of net income to limited partnership units and FPUs	$	59.7	$	54.9	$	185.4	$	139.7

(4) Includes compensation expenses related to severance charges as a result of the cost savings initiatives of $0.3 million and $0.5 million for the three months ended December 31, 2024 and 2023, respectively, and $2.7 million and $2.4 million for the year ended December 31, 2024 and 2023, respectively. Also includes commission charges related to non-cash GAAP gains attributable to OMSR revenues of $(0.1) million and $0.9 million for the three months ended December 31, 2024 and 2023, respectively, and $(0.9) million and $2.8 million for the year ended December 31, 2024 and 2023, respectively.

(5) Includes Non-cash GAAP charges related to the amortization of intangibles with respect to acquisitions.

(6) Adjusted Earnings calculations exclude non-cash GAAP amortization of mortgage servicing rights (which Newmark refers to as "MSRs"). Subsequent to the initial recognition at fair value, MSRs are carried at the lower of amortized cost or fair value and amortized in proportion to the net servicing revenue expected to be earned. However, it is expected that any cash received with respect to these servicing rights, net of associated expenses, will increase Adjusted Earnings in future periods.

(7) The components of other non-compensation adjustments are as follows (in millions):

	Three Months Ended December 31,				Year Ended December 31,			
	2024		**2023**		**2024**		**2023**	
Lease expense (credits) related to liquidating entities	$	3.0	$	(14.0)	$	2.4	$	(8.4)
Asset impairments		0.2		3.3		5.0		10.7
Unaffiliated third party professional fees and expenses related to legal matters		1.2		1.4		7.8		4.3
Proceeds from legal settlements		—		(0.1)		3.3		(4.6)
Acceleration of debt issuance costs		—		—		2.6		—
Acquisition costs		—		—		—		2.0
Fair value adjustments related to acquisition earn-outs	$	0.4	$	4.8	$	(3.5)	$	5.2
	$	4.8	$	(4.6)	$	17.6	$	9.2

(8) Adjusted Earnings calculations exclude non-cash GAAP gains attributable to originated mortgage servicing rights (which Newmark refers to as "OMSRs"). Under GAAP, Newmark recognizes OMSRs equal to the fair value of servicing rights retained on mortgage loans originated and sold.

(9) The components of non-cash, non-dilutive, and/or non-economic items are as follows (in millions):

14

	Three Months Ended December 31,		Year Ended December 31,	
	2024	2023	2024	2023
Loss from the disposition of assets	—	—	—	8.7
Unrealized loss on marketable securities	—	0.2	—	0.6
Loss on non-marketable securities	—	2.8	—	3.8
Proceeds from litigation settlement	—	(12.8)	—	(12.8)
Other recoveries and various other GAAP items	(0.7)	—	(6.5)	—
	$ (0.6)	$ (9.8)	$ (6.6)	$ 0.4

(10) Excludes the noncontrolling portion of Newmark's net income in subsidiaries which are not wholly owned.

NEWMARK GROUP, INC.

RECONCILIATION OF GAAP NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED EBITDA

(in thousands)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2024	2023	2024	2023
GAAP net income available to common stockholders	$ 45,411	$ 36,548	$ 61,234	$ 42,575
Adjustments:				
Net income attributable to noncontrolling interests (1)	18,637	16,793	24,257	19,800
Provision (benefit) for income taxes	31,406	29,084	45,783	41,103
OMSR revenue (2)	(34,412)	(23,940)	(100,171)	(82,082)
MSR amortization (3)	28,902	29,082	114,691	109,877
Other depreciation and amortization (4)	15,967	14,812	59,598	56,344
Equity-based compensation and allocations of net income to limited partnership units and FPUs (5)	59,720	54,886	185,398	139,691
Other adjustments (6)	3,574	(5,385)	4,684	9,478
Other non-cash, non-dilutive, and/or non-economic items (7)	(641)	2,930	(6,581)	13,105
Interest expense (8)	14,341	11,389	56,415	48,418
Adjusted EBITDA ("AEBITDA")	$ 182,905	$ 166,199	$ 445,308	$ 398,309

(1) Primarily represents portion of Newmark's net income pro-rated for Cantor and BGC employees' ownership percentage and the noncontrolling portion of Newmark's net income in subsidiaries.

(2) Non-cash gains attributable to originated mortgage servicing rights.

(3) Non-cash amortization of mortgage servicing rights in proportion to the net servicing revenue expected to be earned.

(4) Includes fixed asset depreciation and impairment of $9.6 million and $10.3 million for the three months ended December 31, 2024 and 2023, respectively, and $39.8 million and $39.3 million for the year ended December 31, 2024 and 2023, respectively. Also, includes intangible asset amortization related to acquisitions of $6.4 million and $4.5 million for the three months ended December 31, 2024 and 2023, respectively, and $19.8 million and $17.1 million for the year ended December 31, 2024 and 2023, respectively.

(5) Please refer to Footnote 3 under Reconciliation of GAAP Net Income Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and GAAP Fully Diluted EPS to Post-tax Adjusted EPS for additional information about the components of "Equity-based compensation and allocations of net income to limited partnership units and FPUs".

(6) The components of other adjustments are as follows (in millions):

	Three Months Ended December 31,		Year Ended December 31,	
	2024	2023	2024	2023
Severance charges	$ 0.3	$ 0.5	$ 2.7	$ 2.4
Assets impairment not considered a part of ongoing operations	—	2.5	1.5	7.5
Commission charges related to non-GAAP gains attributable to OMSR revenues and others	(0.1)	0.9	(1.0)	2.8
Fair value adjustments related to acquisition earn-outs	0.4	4.8	(3.5)	5.2
Lease expense (credits) related to liquidating entities	3.0	(14.0)	2.4	(8.4)
Acceleration of debt issuance costs	—	—	2.6	—
	$ 3.6	$ (5.3)	$ 4.7	$ 9.5

(7) Please refer to Footnote 9 under Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted Earnings Before Noncontrolling Interests and Taxes and GAAP Fully Diluted EPS to Post-tax Adjusted EPS for additional information about the components of Other non-cash, non-dilutive, and/or non-economic items. Other non-cash, non-dilutive, non-economic items. For the three months and year ended December 31, 2023, adjustments to AEBITDA does not include $12.8 million of proceeds from the settlement of a litigation matter, which was excluded from Adjusted Earnings calculations.

(8) This represents gross interest expense related to corporate debt and amortization of debt issue costs. "Interest expense, net" in the Consolidated Statements of Operations also includes interest income on employee loans and bank deposits.

NEWMARK GROUP, INC.
FULLY DILUTED WEIGHTED-AVERAGE SHARE COUNT
FOR GAAP AND ADJUSTED EARNINGS
(in thousands)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2024	2023	2024	2023
Common stock outstanding	170,426	173,258	172,179	173,475
Limited partnership units	48,774	45,873	—	—
Cantor units	25,422	24,869	—	—
Founding partner units	2,284	3,084	—	—
RSUs	5,808	2,182	5,110	2,413
Other	351	528	402	494
Fully diluted weighted-average share count for GAAP	**253,065**	**249,795**	**177,691**	**176,382**
Adjusted Earnings Adjustments:				
Common stock outstanding	—	—	—	—
Limited partnership units	—	—	49,637	41,969
Cantor units	—	—	25,027	24,783
Founding partner units	—	—	2,797	3,209
RSUs	—	—	—	—
Other	—	—	—	—
Fully diluted weighted-average share count for Adjusted Earnings	**253,065**	**249,795**	**255,152**	**246,342**

NET LEVERAGE

As of December 31, 2024, total corporate debt was $670.7 million (currently consisting of only Long-term debt), which net of total liquidity of $197.8 million, equaled net debt of $472.9 million. $472.9 million divided by trailing twelve month Adjusted EBITDA of $445.3 million equaled a net leverage ratio of 1.1 times. Long-term debt as shown on the balance sheet is net of $4.3M of deferred finance costs.

NEWMARK GROUP, INC.
RECONCILIATION OF GAAP NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
TO FREE CASH FLOW AND ADJUSTED FREE CASH FLOW
(in millions)
(unaudited)

	Year Ended December 31,	
	2024	**2023**
Net cash provided by (used in) operating activities (1)	$ (9.9)	$ (266.0)
Purchase of fixed assets	(31.5)	(55.4)
Free Cash Flow	**(41.4)**	**(321.3)**
Adjustments:		
Loan originations - loans held for sale	8,625.6	6,913.1
Loan sales - loans held for sale	(8,389.9)	(6,549.1)
Adjusted Free Cash Flow	**194.3**	**42.6**

(1)   Includes loans, forgivable loans and other receivables from employees and partners in the amount of $211.9 million and $243.3 million for the year ended December 31, 2024 and 2023, respectively. Excluding these loans, Adjusted Free Cash Flow would be $406.2 million and $285.9 million for the year ended December 31, 2024 and 2023, respectively.

NEWMARK GROUP, INC.
Other Income (Loss)
(in millions)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
Mark-to-market gains (losses) on non-marketable investments, net	—	(2.8)	—	1.7
Other items, net	0.7	12.5	6.7	12.1
Other income, net under GAAP	**0.7**	**9.7**	**6.7**	**13.9**
To reconcile from GAAP other income, exclude:				
Mark-to-market (gains) losses on non-marketable investments, net	—	2.8	—	12.5
Other items, net	(0.6)	(12.6)	(6.6)	(12.1)
Other income, net for Pre-tax Adjusted Earnings	**0.1**	**(0.1)**	**0.1**	**14.2**

Newmark's Other income (loss), net under GAAP includes equity method investments that represent Newmark's pro rata share of net gains or losses and mark-to-market gains or losses on investments. For the three months and year ended December 31, 2024 the difference between GAAP and non-GAAP other income included $44 thousand and $6 thousand of unrealized losses on marketable securities, respectively. For the three months and year ended December 31, 2023, the difference between GAAP and non-GAAP other income was due to net realized and unrealized losses on investments and proceeds from the settlement of a litigation matter.

Corporate Information

EXECUTIVE OFFICERS

Barry M. Gosin
Chief Executive Officer

Stephen M. Merkel
Executive Vice President
and Chief Legal Officer

Michael J. Rispoli
Chief Financial Officer

Luis A. Alvarado
Chief Operating Officer

BOARD OF DIRECTORS

Stephen M. Merkel
Chairman of the Board

Virginia S. Bauer
Director

Jay N. Itzkowitz
Director

Kyle S. Lutnick
Director

Kenneth A. McIntyre
Director

CORPORATE MANAGEMENT

Roger E. Anscher
Chief Administration Officer

Elizabeth A. Hart
President of Leasing for North America

Sharon B.R. Karaffa
President, Multifamily Debt &
Structured Finance

Chad Lavender
President of Capital Markets, North America

Joshua E. Davis
General Counsel

Caroline A. Koster
General Counsel, Corporate Responsibility,
Chief Counsel for Securities & Corporate
Governance, Managing Director and
Corporate Secretary

Angie M. Leccese
Chief Marketing Officer

Scott J. Oblow
Global Head of Human Resources

Sridhar Potineni
Chief Information Officer

INVESTOR RELATIONS AND REQUESTS FOR ANNUAL REPORT ON FORM 10-K

Jason A. McGruder
Head of Investor Relations

Copies of the Company's Annual Report on Form 10-K and any amendments thereto on form 10-K/A along with news releases, other recent SEC filings and general stock information are available by going to ir.nmrk.com, calling Investor Relations at +1 212-829-7124, or writing to Investor Relations at Newmark's headquarters.

LEGAL COUNSEL

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

HEADQUARTERS

125 Park Avenue
New York, NY 10017

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
One Manhattan West
New York, NY 10001

STOCK LISTING NASDAQ:

NMRK

TRANSFER AGENT

Equiniti
28 Liberty Street,
Floor 53
New York, NY 10005
t +1 718-921-8124
equiniti.com

Headquarters
125 Park Avenue
New York, NY 10017
t +1 212-372-2000










About Newmark

Newmark Group, Inc. (Nasdaq: NMRK), together with its subsidiaries ("Newmark"), is a world leader in commercial real estate, seamlessly powering every phase of the property life cycle. Newmark's comprehensive suite of services and products is uniquely tailored to each client, from owners to occupiers, investors to founders, and startups to blue-chip companies. Combining the platform's global reach with market intelligence in both established and emerging property markets, Newmark provides superior service to clients across the industry spectrum. For the twelve months ended June 30, 2025, Newmark generated revenues of over $2.9 billion. As of June 30, 2025, Newmark and its business partners together operated from 165 offices with over 8,400 professionals across four continents.

To learn more, visit nmrk.com or follow @newmark.